Exhibit T3E.1

THIS EXHIBIT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE NEW SECURED NOTES, NOR SHALL THERE BE ANY SALE OF SUCH NOTES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THE OFFERING MEMORANDUM AND DISCLOSURE STATEMENT IS BEING FILED WITH THE APPLICATION SOLELY TO COMPLY WITH THE REQUIREMENTS OF FORM T-3 AND FOR NO OTHER PURPOSE.

THE EXCHANGE OFFER AND STANDBY PLAN IS ONLY OPEN TO CERTAIN ELIGIBLE HOLDERS OF THE COMPANY’S EXISTING NOTES AS DESCRIBED IN THE OFFERING MEMORANDUM AND DISCLOSURE STATEMENT. THE OFFERING MEMORANDUM AND DISCLOSURE STATEMENT IS BEING SENT SEPARATELY TO EACH PERSON TO WHOM IT APPLIES.

CONFIDENTIAL OUT-OF-COURT EXCHANGE OFFERING MEMORANDUM AND SOLICITATION OF CONSENTS AND DISCLOSURE STATEMENT AND SOLICITATION OF VOTES RELATED TO AN IN-COURT STANDBY PREPACKAGED PLAN OF REORGANIZATION

American Capital, Ltd.

(1) Offers to Effect an Out-of-Court Exchange Relating to Any and All of its Outstanding Unsecured Existing Notes for New Secured Notes and Cash Payment and Solicitation of Consents as described herein, and

(2) Solicitation of Votes on an In-Court Standby Prepackaged Plan of Reorganization which may be Implemented Only Upon Receipt of Insufficient Support of an Out-of-Court Exchange, Subject to Certain Conditions

THE OUT-OF-COURT EXCHANGE OFFERS AND THE SOLICITATION PERIOD FOR CONSENTS TO THE PROPOSED AMENDMENTS TO THE EXISTING PUBLIC NOTES (AS DEFINED HEREIN) AND VOTES ON THE IN-COURT STANDBY PREPACKAGED PLAN OF REORGANIZATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 1, 2010, UNLESS EXTENDED AS DESCRIBED HEREIN. ONCE ANY EXISTING NOTES (AS DEFINED HEREIN) HAVE BEEN TENDERED OR VOTES TO ACCEPT OR REJECT THE IN-COURT STANDBY PLAN HAVE BEEN MADE, THEY MAY NOT BE WITHDRAWN OR REVOKED, SUBJECT TO APPLICABLE LAW OR AS OTHERWISE SPECIFIED HEREIN; PROVIDED THAT, IF EITHER THE EXPIRATION TIME OR VOTING DEADLINE (AS APPLICABLE) HAS BEEN EXTENDED PAST JUNE 30, 2010, HOLDERS SHALL HAVE THE RIGHT TO WITHDRAW THEIR TENDERS AND VOTES RESPECTIVELY. IF THE OUT-OF-COURT EXCHANGE OFFERS ARE SUCCESSFUL, THE VOTES TO ACCEPT OR REJECT THE IN-COURT STANDBY PLAN WILL BE OF NO EFFECT.

American Capital, Ltd. (the “Company”) is proposing a financial restructuring of certain of its outstanding indebtedness to address the Company’s non-compliance with certain financial covenants and defaults under the instruments governing such indebtedness as described in this Confidential Out-of-Court Exchange Offering Memorandum and Solicitation of Consents and Disclosure Statement and Solicitation of Votes Related to an In-Court Standby Prepackaged Plan of Reorganization (this “Offering Memorandum and Disclosure Statement”). The Company is proposing to effect the financial restructuring through one of the following two approaches:

Approach 1. An out-of-court financial restructuring consisting of:

•

the refinancing of the Company’s Existing Notes through (i) the out-of-court Exchange Offers (as defined herein) in accordance with the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement, and the related letter of transmittal (“Letter of Transmittal”) providing for the exchange of Existing Notes for a Cash Payment, New Secured Notes or a combination of both in certain circumstances, and (ii) in the case of the holders of the Existing Public Notes, this Public Note Consent Solicitation (as defined herein); and

•

the refinancing of the Company’s Existing Credit Agreement (as defined herein), under which the Company and the lenders under the Existing Credit Agreement will enter into the New Credit Agreement (as defined herein), providing for the repayment of a portion of the loans outstanding under the Existing Credit Agreement and the conversion of the remaining outstanding principal amount of the Existing Loans into secured term loans under the New Credit Agreement;

—OR, IN THE ALTERNATIVE—

(if conditions to completion of the out-of-court Exchange Offers and Public Note Consent Solicitation are not satisfied or waived)

Approach 2. An in-court financial restructuring through which the Company would seek to accomplish a substantially similar restructuring to the proposed out-of-court financial restructuring through an in-court standby prepackaged plan of reorganization in the form set forth in Annex B (the “Standby Plan”), votes on which the Company is soliciting, concurrently with the Exchange Offers, upon the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement and the related ballot (“Ballot”) for accepting or rejecting the Standby Plan. If neither the Exchange Offers nor the New Credit Agreement is consummated, but at least one of the classes of the holders of Existing Private Notes, Existing Public Notes and Existing Loans has voted to accept the Standby Plan as of the Expiration Time in a manner that satisfies the Threshold (as defined herein), the Company, pursuant to and subject to the Lock Up Agreement (as defined herein), may file a voluntary petition for relief under chapter 11 of the Code (as defined herein) and seek prompt confirmation of the Standby Plan in the Court (as defined herein). Pursuant to the Lock Up Agreement executed by all of the Lenders and subject to certain conditions therein, the Lenders have agreed to vote to accept the Standby Plan.

A holder of Existing Notes may only participate in the Exchange Offers and the Public Note Consent Solicitation (if applicable) if such holder (i) is an “accredited investor” (an “Accredited Investor”) within the meaning of Rule 501 of the Securities Act of 1933, as amended (the “Securities Act”), or (ii) such holder, together with its affiliates, beneficially owned $100,000 or less in aggregate principal amount of Existing Public Notes on April 30, 2010 (the “Record Date”) (each, an “Eligible Holder”), as described in further detail herein. The Company is not aware of any holder of Existing Notes that is not an Accredited Investor that held more than $100,000 in aggregate principal amount of Existing Public Notes on the Record Date (a “Large Non-Accredited Investor Holder”). In the event you are a Large Non-Accredited Investor Holder, please contact the Exchange Agent prior to the Expiration Time. The Company will seek, prior to the Expiration Time and subject to applicable securities laws, to extend a separate offer outside of the Exchange Offers to any Large Non-Accredited Investor Holders providing for the same consideration offered under the Exchange Offers to Accredited Investors that hold Existing Public Notes.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities offered hereby or determined if this Offering Memorandum and Disclosure Statement is truthful or complete. Any representation to the contrary is a criminal offense.

The New Secured Notes have not been, and will not be, registered under the Securities Act, or any state securities laws and are being offered for exchange only to Eligible Holders, pursuant to an exemption from registration. In tendering your Existing Notes in the Exchange Offers, you will be required to complete and sign the Letter of Transmittal or, if you tender your Existing Public Notes through DTC, you will be deemed to have acknowledged and agreed that you are bound by the terms of the Letter of Transmittal, and thereby confirm the acknowledgments, representations and agreements as set forth in the Letter of Transmittal and this Offering Memorandum and Disclosure Statement under the section “Transfers of New Secured Notes and Securities Laws”.

You should carefully consider the “Risk Factors” on pages 37 to 51 of this Offering Memorandum and Disclosure Statement before deciding whether or not to participate in the Exchange Offers and, in the case of the holders of the Existing Public Notes, the Public Note Consent Solicitation, and whether or not to vote to accept the Standby Plan.

(Cover continues on next page)

The Information Agent, Exchange Agent and Voting Agent is:

Epiq Systems

757 Third Avenue, Third Floor

New York, NY 10017

Attention: ACAS Processing

Ph: (866) 734-9393 or (646) 282-1800

May 3, 2010

The definitions of certain terms used throughout this Offering Memorandum and Disclosure Statement may be found by referring to the Section captioned “Certain Definitions” on pages 134 to 141 herein.

The New Secured Notes (as defined herein) to be issued in exchange for the Existing Notes (as defined herein) will be issued under a new indenture between the Company and the New Secured Note Trustee (as defined herein).

Concurrently with the Exchange Offers, the Company is also soliciting the consent of the Eligible Holders of the Existing Public Notes to amend certain provisions of the Existing Public Note Indenture (as defined herein) to remove substantially all material affirmative and negative covenants, other than the covenant to pay principal and interest on the Existing Public Notes, and to remove certain events of default, as to any Existing Public Notes that remain outstanding after the Settlement Date (as defined herein) under the Exchange Offers. These amendments will have the effect of removing the basis for the Company’s existing event of default under the Existing Public Note Indenture and will provide a waiver of such event of default. The proposed amendments and waiver will be made under a supplemental indenture to the Existing Public Note Indenture.

Through the Standby Plan, all Eligible Holders would receive the consideration set forth below under “Consideration Offered”, provided that sufficient holders of the Existing Notes (i.e., holders representing at least 66 2/3% in amount and more than 50% in number of those impaired creditors entitled to vote in certain classes who actually vote) vote to accept the Standby Plan and the other conditions to consummation of the Standby Plan are satisfied. Only those parties who actually vote to accept or reject the Standby Plan are counted for the purposes of determining whether sufficient holders have voted to accept the Standby Plan and therefore it is important that you provide the appropriate instruction to your broker, dealer, commercial bank, trust company, or other nominee (each, a “Nominee”) to cast the appropriate vote on your behalf. Tendering of the Existing Notes in the Exchange Offers will not be deemed to be a vote to accept the Standby Plan. You must vote separately to accept or reject the Standby Plan by providing the appropriate instruction to your Nominee. By providing an instruction to your Nominee to participate in the Exchange Offers or vote to accept or reject the Standby Plan, you are making certain certifications, as contained in the Letter or Transmittal or the Ballot, as applicable, and agreeing to certain provisions contained in the Standby Plan including exculpation, injunction and release provisions.

Consummation of the Exchange Offers is subject to, among other things, the conditions (unless waived by the Company and the creditors as described herein) that (i) Eligible Holders tender an aggregate principal amount of 100% of the Existing Private Notes outstanding on or prior to the Expiration Time, (ii) Eligible Holders tender an aggregate principal amount of at least 85% of the Existing Public Notes outstanding on or prior to the Expiration Time or such lesser amount as agreed by the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors, provided that such tenders represent no less than 51% of the aggregate principal amount of the Existing Public Notes outstanding on or prior to the Expiration Time, and (iii) Lenders (as defined herein) holding 100% of the Company’s outstanding obligations under the Existing Credit Agreement elect either the Lender Paydown Option or the Lender Hold Option (each as defined herein) and the Company receives documentation reasonably acceptable to the Company with respect to the election made by each such Lender prior to the Expiration Time. Lenders representing in aggregate principal amount 100% of the Existing Loans have agreed, subject to the conditions set forth in the Lock Up Agreement, to enter into the New Credit Agreement.

THE INFORMATION IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT IS BEING PROVIDED TO LENDERS UNDER THE EXISTING CREDIT AGREEMENT AND TO HOLDERS OF EXISTING NOTES SOLELY FOR PURPOSES OF THEIR CONSIDERATION OF, AS APPLICABLE, (1) OFFERS TO EFFECT AN OUT-OF-COURT EXCHANGE OF THE UNSECURED EXISTING NOTES FOR THE NEW SECURED NOTES, CASH PAYMENT, OR A COMBINATION OF BOTH AND RESTRUCTURING FEE (IF APPLICABLE) AND SOLICITING CONSENTS TO THE PROPOSED AMENDMENTS IN THE SUPPLEMENTAL PUBLIC NOTE INDENTURE, AND (2) SOLICITING VOTES ON AN IN-COURT STANDBY PREPACKAGED PLAN OF REORGANIZATION TO BE IMPLEMENTED ONLY UPON RECEIPT OF INSUFFICIENT SUPPORT OF THE OUT-OF-COURT EXCHANGE, SUBJECT TO CERTAIN CONDITIONS. NOTHING IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT MAY BE USED BY ANY RECIPIENT FOR ANY OTHER PURPOSE.

Subject to the applicable laws and the terms set forth in this Offering Memorandum and Disclosure Statement, the Company reserves the right to extend or terminate the Exchange Offers and voting deadlines with respect to the Standby Plan in its sole and absolute discretion, which may be for any or no reason, and otherwise to amend any of the Exchange Offers or the Standby Plan in any respect, other than the conditions to consummate the Exchange Offers and the holders’ right to withdraw. The Company reserves the right to amend or waive any and all conditions to consummate the Exchange Offers, provided that under no circumstances may the conditions set forth under “The Exchange Offers and Solicitation of Consents and Votes on the Standby Plan—Conditions of the Exchange Offers” be amended or waived without the consent of the Private Notes Steering Committee (as defined herein), the Public Notes Steering Committee (as defined herein) and the holders of a majority in outstanding principal amount of the loans under the Existing Credit Agreement (the “Majority Consenting Creditors”).

In making a decision in connection with the out-of-court Exchange Offers, the Public Note Consent Solicitation and the in-court Standby Plan, holders of the Existing Notes must rely on their own examination of the terms of the Exchange Offers, the Public Note Consent Solicitation and the Standby Plan, including the risks and merits involved. Holders of the Existing Notes should not construe the contents of this Offering Memorandum and Disclosure Statement as providing any legal, financial, business or tax advice. Each holder of the Existing Notes should consult with its own legal, business, financial and tax advisors with respect to any such matters concerning this Offering Memorandum and Disclosure Statement, the Exchange Offers, the Public Note Consent Solicitation and the Standby Plan.

The Company’s Existing Notes

Title of Existing Notes to be Tendered	Outstanding Principal Amount

Existing Public Notes:

6.85% Senior Notes due August 1, 2012	$550,000,000

Existing Private Dollar Notes:

5.92% Senior Notes, Series A due September 1, 2009	$83,751,697	*

6.46% Senior Notes, Series B due September 1, 2011	$94,928,312	*

6.14% Senior Notes, Series 2005-A due August 1, 2010	$134,263,024	*

Floating Rate Senior Notes, Series 2005-B due October 30, 2020	$75,000,000

Existing Euro Notes:

5.177% Senior Notes, Series 2006-A due February 9, 2011	€14,842,253	*

Existing Sterling Notes:

6.565% Senior Notes, Series 2006-B due February 9, 2011	£3,263,524	*

*	Includes applicable Make Whole Amount.

Consideration Offered

Under the terms and subject to the conditions of the Exchange Offers set forth in this Offering Memorandum and Disclosure Statement and the related Letter of Transmittal, the Company is offering:

Existing Private Notes:

•	Accredited Investor holders of Existing Private Dollar Notes (as defined herein) to exchange such notes for, at the election of each such Accredited Investor:

•	Private Dollar Paydown Option:

(i) a cash payment in U.S. dollars (the “Private Dollar Cash Payment”) equal to the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Private Dollar Notes; and,

(ii) if not fully repaid by the Private Dollar Cash Payment, a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Private Dollar Notes less the Private Dollar Cash Payment received by such holder, which new Company debt obligation will be one of the following (at such holder’s option): (a) New Floating Rate Secured Notes (as defined herein) or (b) New Fixed Rate Secured Notes (as defined herein); and

(iii) to the extent such holder receives New Secured Notes, the Restructuring Fee (as further described below) (this consideration is collectively the “Private Dollar Paydown Option”); or

•	Private Dollar Hold Option:

(i) a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Private Dollar Notes (subject to reduction by the Accredited Investor’s pro rata share of any Cash Reallocation), which new Company debt obligation will be one of the following (at such holder’s option): (a) New Floating Rate Secured Notes or (b) New Fixed Rate Secured Notes; and

(ii) a cash payment in U.S. dollars equal to the Accredited Investor’s pro rata share of a Cash Reallocation, if any; and

(iii) the Restructuring Fee (this consideration is collectively the “Private Dollar Hold Option”);

•	Accredited Investor holders of Existing Euro Notes (as defined herein) to exchange such notes for, at the election of each such Accredited Investor:

•	Euro Paydown Option:

(i) a cash payment in euros (the “Euro Cash Payment”) equal to the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Euro Notes; and,

(ii) if not fully repaid by the Euro Cash Payment, New Secured Euro Notes (as defined herein) in a principal amount equal to such holder’s aggregate principal amount of Existing Euro Notes less the Euro Cash Payment received by such holder; and

(iii) to the extent such holder receives New Secured Euro Notes, the Restructuring Fee (this consideration is collectively the “Euro Paydown Option”); or

•	Euro Hold Option:

(i) New Secured Euro Notes in a principal amount equal to such holder’s aggregate principal amount of Existing Euro Notes (subject to reduction by the Accredited Investor’s pro rata share of any Cash Reallocation); and

(ii) a cash payment in euros equal to the Accredited Investor’s pro rata share of a Cash Reallocation, if any; and

(iii) the Restructuring Fee (this consideration is collectively the “Euro Hold Option”);

•	Accredited Investor holders of Existing Sterling Notes (as defined herein) to exchange such notes for, at the election of each such Accredited Investor:

•	Sterling Paydown Option:

(i) a cash payment in pounds sterling (the “Sterling Cash Payment”) equal to the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Sterling Notes; and,

(ii) if not fully repaid by the Sterling Cash Payment, New Secured Sterling Notes (as defined herein) in a principal amount equal to such holder’s aggregate principal amount of Existing Sterling Notes less the Sterling Cash Payment received by such holder; and

(iii) to the extent such holder receives New Secured Sterling Notes, the Restructuring Fee (this consideration is collectively the “Sterling Paydown Option”); or

•	Sterling Hold Option:

(i) New Secured Sterling Notes in a principal amount equal to such holder’s aggregate principal amount of Existing Sterling Notes (subject to reduction by the Accredited Investor’s pro rata share of any Cash Reallocation); and

(ii) a cash payment in pounds sterling equal to the Accredited Investor’s pro rata share of a Cash Reallocation, if any; and

(iii) the Restructuring Fee (this consideration is collectively the “Sterling Hold Option”);

Existing Public Notes:

•

All holders who, together with their affiliates, beneficially own $100,000 or less in aggregate principal amount of Existing Public Notes on the Record Date** (“Minimum Payment Public Holders”) to exchange such notes for a Minimum Public Cash Payment (as defined herein) in U.S. dollars equal to the lesser of (a) $100,000 and (b) the aggregate principal amount of Existing Public Notes owned by such holder;

•

Accredited Investor holders who, together with their affiliates, beneficially own more than $100,000 in aggregate principal amount of Existing Public Notes (“General Accredited Investor Public Holders”) to exchange such notes for, at the election of each such Accredited Investor:

•	Public Paydown Option:

(i) a cash payment in U.S. dollars (the “Public Dollar Cash Payment”, together with the Private Dollar Cash Payment, the Euro Cash Payment and the Sterling Cash Payment, the “Pro Rata Cash Payments”) equal to the greater of (a) a Minimum Public Cash Payment equal to $100,000 and (b) the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Public Notes; and,

(ii) if not fully repaid by the Public Dollar Cash Payment, a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Public Notes less the Public Dollar Cash Payment received by such holder, which new Company debt obligation will be one of the following (at such holder’s option): (a) New Floating Rate Secured Notes or (b) New Fixed Rate Secured Notes; and

(iii) to the extent such holder receives New Secured Notes, the Restructuring Fee (this consideration is collectively the “Public Paydown Option” and together with the Private Dollar Paydown Option, the Euro Paydown Option and the Sterling Paydown Option, collectively, the “Notes Paydown Options”); or

•	Public Hold Option:

(i) a Minimum Public Cash Payment equal to $100,000; and

(ii) a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Public Notes less the Minimum Public Cash Payment received by such holder (subject to reduction by the Accredited Investor’s pro rata share of any Cash Reallocation), which new Company debt obligation will be one of the following (at such holder’s option): (a) New Floating Rate Secured Notes or (b) New Fixed Rate Secured Notes; and

(iii) a cash payment in U.S. dollars equal to the Accredited Investor’s pro rata share of a Cash Reallocation, if any; and

(iv) the Restructuring Fee (this consideration is collectively the “Public Hold Option” and together with the Private Dollar Hold Option, the Euro Hold Option and the Sterling Hold Option, collectively, the “Notes Hold Options”).

* The minimum Paydown Percentage of 39% is based on the $67,000,000 maximum Adjustment Amount (as defined below), which is a condition to the Exchange Offers. The Paydown Percentage will be proportionally increased from the minimum percentage up to a maximum of 100% of the aggregate principal amount of Existing Notes held by each Eligible Holder electing the Notes Paydown Option to the extent any Accredited Investors chose the applicable Notes Hold Option and any Lenders chose the Loan Hold Option (as described below). If the Paydown Percentage reaches 100%, any Eligible Holder who elects the applicable Notes Paydown Option will not receive any New Secured Notes as part of its consideration.

** In the Exchange Offers, only beneficial holders who, together with their affiliates, beneficially own $100,000 or less in aggregate principal amount of Existing Public Notes on the April 30, 2010 Record Date are eligible to tender as a Minimum Payment Public Holder and receive the Minimum Public Cash Payment in full repayment of their Existing Public Notes. The Minimum Public Cash Payment, together with the Pro Rata Cash Payments and any Cash Reallocation, are defined herein as the “Cash Payments”.

As part of the out-of-court Restructuring Transaction (as defined herein), each Lender under the Existing Credit Agreement must elect to receive: (i) a cash payment equal to the Paydown Percentage which will be a minimum of 39% and a maximum of 100% of such Lender’s aggregate principal amount of Existing Loans and, if not fully repaid by such cash payment, New Secured Loans (as defined herein) in a principal amount equal to such holder’s aggregate principal amount of Existing Loans less the cash payment received by such Lender, and to the extent such Lender receives New Secured Loans, the Restructuring Fee (such election, the “Loan Paydown Option”); or (ii) New Secured Loans in a principal amount equal to such Lender’s aggregate principal amount of Existing Loans (less a cash payment thereof in an amount equal to such Lender’s pro rata share of any Cash Reallocation) and the Restructuring Fee (such election, the “Loan Hold Option”). If the Exchange Offers are successful, the Loan Paydown Option and the Loan Hold Option will be effected by the Company and the Lenders entering into an amendment and restatement of the Existing Credit Agreement. The terms of the New Secured Loans are further described herein under “Description of the New Credit Agreement”. The New Secured Notes and the New Secured Loans are collectively referred to as the “New Obligations”.

The Cash Payments above will be funded as part of a cash payment on the Settlement Date by the Company of $960,000,000 (the “Settlement Payment”). The Paydown Percentage will be determined by taking (1) the Settlement Payment reduced as described in the following sentence, and dividing that amount by (2) the sum of (a) the aggregate principal amount of Existing Loans held by Lenders who elect to receive a Lender Cash Payment as part of their restructuring consideration and (b) the aggregate principal amount of Eligible Holders who elect the Notes Paydown Option (the “Paydown Percentage”), up to a maximum of 100% of such Lenders’ Existing Loans and such Eligible Holders’ Existing Notes. For the purposes of calculating the Paydown Percentage, the Settlement Payment will be reduced by the following: (i) the aggregate Minimum Public Cash Payment to be made to tendering Minimum Payment Public Holders, plus (ii) the total aggregate amount of cash payable to each General Accredited Investor Public Holder (whether such holder elects the Public Paydown Option or the Public Hold Option) who beneficially owns between $101,000 and $256,000 (inclusive) in aggregate principal amount of Existing Public Notes (such total amount, together the amount in the foregoing clause (i), the “Adjustment Amount”).

To the extent the Settlement Payment exceeds the aggregate principal amount due to Eligible Holders who have elected the Notes Paydown Option and Lenders who have elected the Loan Paydown Option plus the aggregate Minimum Public Cash Payment as described above, any remaining Settlement Payment (the “Cash Reallocation”) will be allocated and paid pro rata among the Eligible Holders electing the Notes Hold Option and the Lenders electing the Loan Hold Option, thereby reducing the aggregate principal amount of New Secured Notes and New Secured Loans, as applicable, that would otherwise have been issued to such Eligible Holders and Lenders.

Under the Standby Plan, holders of Existing Notes (other than Minimum Payment Public Holders who continue to hold their notes on the date used for purposes of determining distributions to be made under the Standby Plan) and Lenders will receive different treatment than they will under the Exchange Offers. Each Minimum Payment Public Holder who continues to hold its notes on the date used for purposes of determining distributions to be made under the Standby Plan will receive cash equal to the lesser of (a) $100,000 and (b) the aggregate principal amount of Existing Public Notes owned by such holder. All other holders of Existing Notes and all Lenders under the Standby Plan will receive: (i) a cash payment equal to their pro rata share of the Settlement Payment less the payments made to holders who, together with their affiliates, hold $100,000 or less of Existing Public Notes, as described above, with such Settlement Payment repaying on a pro rata basis a portion of the outstanding principal amount of the Existing Loans and a portion of each holder’s Existing Notes, as the case may be, (ii) New Secured Notes or New Secured Loans (as applicable) in a principal amount equal to such holder’s or such Lender’s aggregate principal amount of Existing Notes or Existing Loans less the cash payment received by such holder or Lender under (i) above, (iii) accrued and unpaid interest on such Existing Loans and Existing Notes at the applicable default rate, and (iv) the Restructuring Fee relating to the New Secured Notes or New Secured Loans (as applicable).

The “Minimum Public Cash Payment” is a cash payment in U.S. dollars equal to the lesser of (A) $100,000 and (B) the aggregate principal amount of Existing Public Notes beneficially owned by a Minimum Payment Public Holder or a General Accredited Investor Public Holder. Following consummation of the out-of-court Restructuring Transactions, the Company will have effectively repaid in full in cash the aggregate outstanding principal amount of Existing Public Notes tendered by the Minimum Payment Public Holders, and thereby discharged the Company’s obligations with respect to holders of such Existing Public Notes.

In addition, on the Settlement Date for the Exchange Offers or on the Effective Date (as defined herein) for the Standby Plan, the Company will pay cash in the amount of accrued and unpaid interest at the applicable default rate on each Existing Note and each Existing Loan accepted for exchange in the Exchange Offers or treatment under the Standby Plan up to, but not including, either the Settlement Date for the Exchange Offers or the Effective Date for the Standby Plan, as applicable, and, provided further, that on the Business Day immediately prior to the Petition Date (as defined herein) for the Standby Plan, the Company will pay cash in the amount of certain unpaid fees and expenses and accrued and unpaid interest at the applicable default rate on each Existing Note and each Existing Loan up to, but not including, the Petition Date.

The Company will pay a fee to each holder of New Secured Loans and New Secured Notes (the “Restructuring Fee”) equal to 2% of the aggregate principal amount of such holder’s New Secured Notes and New Secured Loans outstanding on the Settlement Date or the Effective Date, as applicable.

The Settlement Date is expected to occur promptly after the date on which the Expiration Time, as may be extended from time to time, occurs. Interest on the New Secured Notes and New Secured Loans will accrue from and including the Settlement Date.

IMPORTANT DATES

Holders of the Existing Notes should take note of the following important dates in connection with the out-of-court Exchange Offers, the Public Note Consent Solicitation and the solicitation of votes on the in-court Standby Plan:

Date	Calendar Date and Time	Event
Record Date	April 30, 2010	The date: (i) on which tendering holders of Existing Public Notes must beneficially own, together with their affiliates, their Existing Public Notes to be eligible to qualify as a Minimum Payment Public Holder; and (ii) to determine holders entitled to vote to accept or reject the Standby Plan.

Expiration Time and Voting Deadline	5:00 p.m., New York City time, on June 1, 2010, unless extended as described herein.	The last day for holders to (i) tender their Existing Notes in the Exchange Offers, and, with respect to the Existing Public Notes, thereby accept the proposed amendments to the Existing Public Note Indenture, and (ii) vote to accept or reject the Standby Plan. The Existing Notes tendered may not be withdrawn once tendered and the votes to accept or reject the Standby Plan may not be revoked once submitted to the Voting Agent, subject to applicable law or as otherwise specified herein; provided that, if either the Expiration Time or Voting Deadline, as applicable, has been extended past June 30, 2010, holders shall have the right to withdraw their tenders and votes respectively.

Settlement Date	Promptly after the date on which the Expiration Time, as may be extended, occurs.	The Eligible Holders that tender their Existing Notes in the Exchange Offers will receive (i) to the extent applicable, a Cash Payment, (ii) to the extent applicable, New Secured Notes equal to the principal amount of Existing Notes tendered less the Cash Payment received, (iii) to the extent applicable, the Restructuring Fee and (iv) accrued and unpaid interest on each Existing Note accepted for exchange up to, but not including, the Settlement Date.

REQUESTS FOR ASSISTANCE

If you have any questions or need assistance in connection with the Exchange Offers, the Public Note Consent Solicitation or the solicitation of votes on the Standby Plan, you may contact Epiq Systems (the “Information Agent” and/or the “Exchange Agent” and/or the “Voting Agent”) at the following address and telephone number:

Epiq Systems

757 Third Avenue, Third Floor

New York, NY 10017

Attention: ACAS Processing

Ph: (866) 734-9393 or (646) 282-1800

i

NOTICE TO INVESTORS

This Offering Memorandum and Disclosure Statement and the Letter of Transmittal and the Ballot contain important information that you should read before making any decision with respect to the out-of court Exchange Offers, the Public Note Consent Solicitation or solicitation of votes on the in-court Standby Plan.

You should not construe the contents of this Offering Memorandum and Disclosure Statement as investment, legal, business or tax advice. You should consult your counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of any exchange of the Existing Notes for the New Secured Notes or voting on the Standby Plan. Other than as set forth in the New Secured Notes Indenture annexed hereto as Annex A, the Company is not making any representation to you regarding the legality of the actions of any holder exchanging the Existing Notes for the New Secured Notes under appropriate legal investment or similar laws.

In making an investment decision regarding the New Secured Notes offered by this Offering Memorandum and Disclosure Statement and whether to vote in favor of the Standby Plan, you must rely on your own examination of the Company and the terms of the Exchange Offers, the Public Note Consent Solicitation and the Standby Plan, including, without limitation, the merits and risks involved. The Exchange Offers, the Public Note Consent Solicitation and solicitation of votes on the Standby Plan are being made on the basis of this Offering Memorandum and Disclosure Statement.

The New Secured Notes have not been, and will not be, registered under the Securities Act, or any state securities laws and are being offered for exchange only to Eligible Holders, pursuant to an exemption from registration. In tendering your Existing Notes in the Exchange Offers, you will be required to complete and sign the Letter of Transmittal or if you tender your Existing Public Notes through DTC, you will be deemed to have acknowledged and agreed that you are bound by the terms of the Letter of Transmittal, and thereby confirm the acknowledgments, representations and agreements as set forth in the Letter of Transmittal and this Offering Memorandum and Disclosure Statement under the section “Transfers of New Secured Notes and Securities Laws”.

This Offering Memorandum and Disclosure Statement is being provided on a confidential basis to all Eligible Holders for purposes of consideration of the exchange of the Existing Notes for the New Secured Notes and Cash Payments and soliciting consents to the proposed amendments in the Second Supplemental Public Note Indenture. The Company is not aware of any holder that is not an Accredited Investor that held more than $100,000 in aggregate principal amount of Existing Public Notes on the Record Date (which we refer to herein as a Large Non-Accredited Investor Holder). In the event you are a Large Non-Accredited Investor Holder, please contact the Exchange Agent prior to the Expiration Time. The Company will seek, prior to the Expiration Time and subject to applicable securities laws, to extend a separate offer outside of the Exchange Offers to Large Non-Accredited Investor Holders providing for the same consideration offered under the Public Notes Accredited Investor Exchange Offer. This Offering Memorandum and Disclosure Statement is also being provided on a confidential basis to holders of Existing Notes who are Accredited Investors and the Lenders to solicit their votes on the Standby Plan. The information in this Offering Memorandum and Disclosure Statement is being provided to non-Accredited Investors who hold Existing Notes for disclosure purposes as part of the solicitation of votes on the Standby Plan (and such notes are not being solicited hereby). Non-Accredited Investors are not, however, entitled to vote to accept or reject the Standby Plan. The use of this Offering Memorandum and Disclosure Statement for any other purpose is not authorized. This Offering Memorandum and Disclosure Statement may not be copied or reproduced in whole or in part, nor may it be distributed or any of its contents be disclosed to anyone other than the holders of Existing Notes and the Lenders (including their respective attorneys, financial advisors, investment bankers, accountants, and other professionals retained by holders of Existing Notes and the Lenders) without the express written consent of the Company.

No representation or warranty, express or implied, is made by the Information Agent, Exchange Agent and Voting Agent as to the accuracy or completeness of any of the information set forth in this Offering Memorandum and Disclosure Statement, and nothing contained in this Offering Memorandum and Disclosure Statement is or shall be relied upon as a promise or representation by the Information Agent, Exchange Agent or Voting Agent, whether as to the past or the future. This Offering Memorandum and Disclosure Statement contains summaries, believed to be accurate, of some of the terms of specific documents, but reference is made to the actual documents, copies of which will be attached hereto or filed as an exhibit to the Company’s Form 8-K filed on May 3, 2010 in some cases, and made available upon request in other cases, for the complete information contained in those documents. Final actual documents will conform to the attached or filed forms of documents in all respects, except as approved by the Public Notes Steering Committee, the Private Notes Steering Committee and the Majority Consenting Creditors. You should read the actual documents carefully as they will govern the rights and remedies of holders of the New Secured Notes. Under no circumstances may the attached or filed form of any document, including the New Secured Notes Indenture, be amended, supplemented or otherwise modified other than amendments, supplements or other modifications thereto acceptable to the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors. All summaries are qualified in their entirety by this reference.

No person is authorized in connection with the Exchange Offers, the Public Note Consent Solicitation or the solicitation of votes on the Standby Plan to give any information or to make any representation not contained in this Offering Memorandum and Disclosure Statement, the Letter of Transmittal, the Ballot and the New Secured Notes Indenture and, if given or made, any other information or representation must not be relied upon as having been authorized by the Company. The information contained in this Offering Memorandum and Disclosure Statement is as of the date hereof and subject to change, completion or amendment without notice. Neither the delivery of this Offering Memorandum and Disclosure Statement at any time nor any exchange hereunder shall, under any circumstances, create any implication that there has been no change in the information set forth in this Offering Memorandum and Disclosure Statement or in the affairs of the Company since the date of this Offering Memorandum and Disclosure Statement.

None of the Company, the board of directors of the Company, the Exchange Agent, the Information Agent, the Voting Agent, the New Secured Note Trustee, the Existing Public Note Indenture Trustee, Wells Fargo Bank, N.A., as administrative agent under the New Credit Agreement, the Existing Administrative Agent, the collateral trustee under the Collateral Trust and Intercreditor Agreement (as defined herein) (the “Collateral Trustee”), any Lender who is a party to the Lock Up Agreement, the Public Notes Steering Committee, the Private Notes Steering Committee, nor any of their respective affiliates makes any recommendation to any holder as to whether or not to participate in the Exchange Offers, deliver a consent to the proposed amendments in the Second Supplemental Public Note Indenture, or vote to accept the Standby Plan. Holders must make their own decisions as to whether to exchange the Existing Notes for the New Secured Notes, deliver consents to the proposed amendments in the Second Supplemental Public Note Indenture, or vote to accept the Standby Plan.

Subject to the applicable laws and the terms set forth in this Offering Memorandum and Disclosure Statement, the Company reserves the right to extend or terminate the Exchange Offers and voting deadlines with respect to the Standby Plan in its sole and absolute discretion, which may be for any or no reason, and otherwise to amend the Exchange Offers or the Standby Plan in any respect other than the conditions to consummate the Exchange Offers and the holders’ rights to withdraw. The Company also reserves the right to reject any tender of Existing Notes in whole or, in the case of the Existing Public Notes, in part, and in such case to exchange less than the full amount of Existing Notes tendered by any holder. The Company reserves the right to amend or waive any and all conditions to consummate the Exchange Offers, provided that under no circumstance may any of the conditions set forth under “The Exchange Offers and Solicitation of Consents and Votes on the Standby Plan—Conditions of the Exchange Offers” be amended or waived without the consent of the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors.

Although it is not under any obligation to do so, whether or not the Exchange Offers and the New Credit Agreement are consummated, the Company reserves the right in the future, subject to applicable requirements in the New Credit Agreement and the New Secured Note Indenture (as defined herein), to seek to acquire the Existing Public Notes, other than pursuant to the Exchange Offers, by means of open market purchases, privately negotiated acquisitions, subsequent exchange or tender offers, redemptions or otherwise, at prices or on terms that may be higher or lower or more or less favorable than those in the Exchange Offers.

You should rely only on the information contained in this Offering Memorandum and Disclosure Statement or to which the Company has referred you. The Company has not authorized anyone to provide you with information that is different than as set forth herein or therein. This Offering Memorandum and Disclosure Statement may only be used where it is legal to offer the New Secured Notes. You should not assume that the information in this Offering Memorandum and Disclosure Statement is accurate as of any date other than the date of this Offering Memorandum and Disclosure Statement, or that the information incorporated by reference into this Offering Memorandum and Disclosure Statement is accurate as of any date other than the date of such information.

BECAUSE NO CASE HAS BEEN FILED, THE ADEQUACY OF THE DISCLOSURE IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT CONCERNING THE STANDBY PLAN HAS NOT BEEN APPROVED BY ANY COURT. IF SUCH A CASE IS SUBSEQUENTLY COMMENCED, THE COMPANY MAY SEEK AN ORDER OF THE COURT THAT THE SOLICITATION OF VOTES ON THE STANDBY PLAN WAS IN COMPLIANCE WITH SECTION 1126(b) OF THE CODE.

ANY ESTIMATES OF CLAIMS SET FORTH IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT MAY VARY FROM THE FINAL AMOUNTS OF CLAIMS ALLOWED BY ANY COURT.

ONCE MADE, VOTES TO ACCEPT OR REJECT THE STANDBY PLAN MAY NOT BE REVOKED BEFORE A FILING TO SEEK PROTECTION UNDER THE CODE IS COMMENCED, EXCEPT AS REQUIRED BY LAW OR AS OTHERWISE SPECIFIED HEREIN; PROVIDED THAT, IF THE VOTING DEADLINE HAS BEEN EXTENDED PAST JUNE 30, 2010, HOLDERS SHALL HAVE THE RIGHT TO WITHDRAW THEIR VOTES. IF THE OUT-OF-COURT EXCHANGE OFFERS ARE SUCCESSFUL, THE VOTES TO ACCEPT OR REJECT THE STANDBY PLAN WILL BE OF NO EFFECT. IF A FILING HAS BEEN COMMENCED, REVOCATIONS OF ACCEPTANCES OR REJECTIONS MAY BE EFFECTED ONLY WITH THE APPROVAL OF THE COURT OR AS OTHERWISE SPECIFIED HEREIN.

INCORPORATION BY REFERENCE; ADDITIONAL INFORMATION

The Company currently files annual reports with and furnishes other information to the SEC. You may read and copy any document filed by the Company with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. The Company’s filings with the SEC are also available over the Internet on the SEC’s website at www.sec.gov. Certain information is also available on the Company’s website at www.americancapital.com.

None of the information on the Company’s website is incorporated by reference herein or otherwise deemed to be a part of this Offering Memorandum and Disclosure Statement. Any references to the Company’s website are for informational purposes only.

In this Offering Memorandum and Disclosure Statement, the Company “incorporates by reference” certain information that the Company files with the SEC, which means that the Company can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this Offering Memorandum and Disclosure Statement, and later information filed with the SEC that is incorporated by reference will update and supersede such information. The Company incorporates by reference the following documents which the Company has filed with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”):

1.	The Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, filed with SEC on April 13, 2010 which amends and restates the Company’s Annual Report on Form 10-K filed with SEC on March 1, 2010; and

2.	The Company’s Current Reports on Form 8-K filed on March 12, 2010, March 31, 2010, April 22, 2010 and May 3, 2010.

The Company also incorporates by reference reports filed with the SEC under Sections 13(c), 14 or 15(d) of the Exchange Act after the date of this Offering Memorandum and Disclosure Statement (other than the portion of such reports filed made pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC).

You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting the Company at the following address: 2 Bethesda Metro Center, 14th Floor, Bethesda MD 20814; Attention: Investor Relations.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Offering Memorandum and Disclosure Statement, as well as certain statements incorporated by reference herein, may constitute “forward-looking statements.” You may find discussions containing such forward-looking statements within this Offering Memorandum and Disclosure Statement generally. In addition, when used in this Offering Memorandum and Disclosure Statement, the words “believes,” “anticipates,” “expects,” “estimates,” “plans,” “projects,” “intends” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements other than historical information or statements of current condition, but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements, which speak only as of the date made. Important factors that could cause actual results to differ from those in the Company’s specific forward-looking statements include, but are not limited to, those discussed under “Risk Factors,” general business and economic conditions, other risk factors described in the Company’s reports filed from time to time with the SEC, as well as:

•	the Company may not be able to successfully restructure its existing unsecured debt obligations through the Exchange Offers or the Standby Plan;

•	changes in the economic conditions in which the Company operates negatively impacting the Company’s financial resources;

•

certain of the Company’s competitors having greater financial resources than the Company, reducing the number of suitable investment opportunities offered to the Company or reducing the yield necessary to consummate the investment;

•

there is uncertainty regarding the value of the Company’s investment in securities of privately held companies that require the Company’s good faith estimate of fair value, and a change in estimate could affect the Company’s net asset value;

•	the Company’s investments in securities of privately-held companies may be illiquid which could affect the Company’s ability to realize a gain on such investments;

•	the Company’s portfolio companies could default on their loans or provide no returns on the Company’s investments which could affect the Company’s operating results;

•	the Company is dependent on external financing to fund its business;

•	the Company may be unable to retain key management personnel;

•	a continued economic downturn or recession could further impair the Company’s portfolio companies and therefore harm the Company’s operating results;

•	the Company’s existing borrowing arrangements impose certain restrictions, which would be significantly increased as a result of its proposed debt restructuring;

•	changes in interest rates may affect the Company’s cost of capital and net operating income;

•

the Investment Company Act of 1940, as amended (the “Investment Company Act”) generally limits the Company’s ability to incur additional indebtedness, except to refinance existing indebtedness, unless it maintains an asset coverage of at least 200% (which the Company currently does not satisfy);

•	the Company may fail to continue to qualify for its pass-through treatment as a RIC (as defined herein);

•	the Company’s common stock price may be volatile;

•	the Company may have to sell its investments at prices lower than their current fair values or at prices lower than it could receive in a future period;

•	the Company currently has a non-investment grade corporate credit rating and it could experience further downgrades;

•

if the Restructuring Transactions fail, there could be substantial doubt about the Company’s ability to continue as a going concern as a result of the Company’s existing defaults under its unsecured debt facilities; and

•	other matters discussed in this Offering Memorandum and Disclosure Statement generally.

Consequently, readers of this Offering Memorandum and Disclosure Statement should consider forward-looking statements only as current plans, estimates and beliefs, and the Company cautions you against relying on such forward-looking statements. The Company does not undertake and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The Company undertakes no obligation to update or revise any forward-looking statement in this Offering Memorandum and Disclosure Statement to reflect any new events or any change in conditions or circumstances. All of the forward-looking statements in this Offering Memorandum and Disclosure Statement are expressly qualified by these cautionary statements. Even if these plans, estimates or beliefs change because of future events or circumstances after the date of these statements, or because anticipated or unanticipated events occur, the Company disclaims any obligation to update these forward-looking statements.

OFFERING MEMORANDUM AND DISCLOSURE STATEMENT SUMMARY

This summary highlights the information contained elsewhere in this Offering Memorandum and Disclosure Statement. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere, or incorporated by reference, in this Offering Memorandum and Disclosure Statement. You should read this entire Offering Memorandum and Disclosure Statement carefully, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and the financial statements and related notes contained herein before making a decision with respect to the Exchange Offers, the Public Note Consent Solicitation and the solicitation of votes on the Standby Plan.

You should also read the reports incorporated by reference herein, which are an important part of this Offering Memorandum and Disclosure Statement, before you make a decision with respect to the Exchange Offers, the Public Note Consent Solicitation and the solicitation of votes on the Standby Plan.

Unless otherwise noted or the context otherwise requires, the term “GAAP” refers to Generally Accepted Accounting Principles in the United States.

COMPANY’S BUSINESS

The Company is a publicly traded private equity firm and global asset manager. The Company invests in private equity, private debt, private real estate investments, early and late stage technology investments, special situation investments, alternative asset funds managed by the Company and structured finance investments. These investments constitute, in part, what are considered alternative assets. The Company provides investors the opportunity to participate in the private equity and alternative asset management industry through an investment in its publicly traded stock.

On August 29, 1997, the Company completed an initial public offering and became a non-diversified closed end investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act. As a BDC, the Company primarily invests in senior debt, subordinated debt and equity in the buyouts of private companies sponsored by the Company, the buyouts of private companies sponsored by other private equity firms and provides capital directly to early stage and mature private and small public companies. The Company refers to its investments in these companies as its private finance portfolio. The Company also invests in structured financial product investments including commercial mortgage backed securities, commercial collateralized loan obligation securities and collateralized debt obligation securities and invests in alternative asset funds managed by the Company. The Company is also an alternative asset manager with $12.7 billion of capital resources under management as of December 31, 2009, including $6.0 billion of third-party assets. The Company’s third-party alternative asset fund management services are conducted through its wholly-owned portfolio company, American Capital, LLC. The Company’s primary business objectives are to increase its taxable income, net realized earnings and net asset value by making investments with attractive current yields and/or potential for equity appreciation and realized gains.

The Company also operates so as to qualify to be taxed as a regulated investment company (“RIC”) as defined in Subtitle A, Chapter 1, under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Tax Code”). As a RIC, the Company is not subject to federal income tax on the portion of its taxable income and capital gains the Company distributes to its shareholders.

In addition to managing the Company’s assets and providing management services to portfolio companies of the Company, the Company, through its ownership of American Capital, LLC, also manages the following alternative asset funds: European Capital Limited, American Capital Agency Corp., American Capital Equity I, LLC, American Capital Equity II, LP, ACAS CLO 2007-1, Ltd. and ACAS CRE CDO 2007-1, Ltd.

THE RESTRUCTURING TRANSACTIONS

Overview

The Company is pursuing a comprehensive financial restructuring of certain of its outstanding indebtedness (the “Restructuring Transactions”) through two alternative concurrent mechanisms: (1) an out-of-court restructuring, which includes the Exchange Offers, the Public Note Consent Solicitation (in the case of the Eligible Holders of the Existing Public Notes) and the amendment and restatement of the Existing Credit Agreement and repayment of a portion of the Existing Loans outstanding under the Existing Credit Agreement and conversion of the remaining outstanding principal amount of the Existing Loans into secured term loans under the New Credit Agreement, and (2) if conditions to completion of the out-of court restructuring are not satisfied or waived, an in-court restructuring, which includes soliciting votes on a standby prepackaged plan of reorganization.

In connection with the transactions contemplated by the Exchange Offers and the Public Note Consent Solicitation, Eligible Holders may elect to either (i) tender your Existing Notes in the Exchange Offers which, in the case of Eligible Holders of Existing Public Notes, will also constitute your consent to the proposed amendments in the Public Note Consent Solicitation or (ii) take no action with respect to the Exchange Offers and the Public Note Consent Solicitation, in which case such Eligible Holders will have rejected the Exchange Offers and the Public Note Consent Solicitation. In connection with the Standby Plan, Lenders and Accredited Investors who hold Existing Notes (other than holders of De Minimis Public Notes Claims (as defined below)) may elect on the Ballot to either (x) vote to accept or reject the Standby Plan, with or without tendering Existing Notes or (y) take no action with respect to the Standby Plan, in which case such Lenders and Accredited Investors will have no bearing on the approval of the Standby Plan. If you wish to and are eligible to tender your Existing Notes and vote to accept the Standby Plan, you need to complete both of these actions in clauses (i) and (x) above.

Subject to the applicable laws and the terms set forth in this Offering Memorandum and Disclosure Statement, the Company reserves the right to extend or terminate the Exchange Offers and voting deadlines with respect to the Standby Plan in its sole and absolute discretion, which may be for any or no reason, and otherwise to amend the Exchange Offers or the Standby Plan in any respect, other than the conditions to consummate the Exchange Offers and the holders’ rights to withdraw. To the extent any tender of Existing Notes is defective or unlawful, the Company also reserves the right to reject such tender in whole or, in the case of the Existing Public Notes, in part, and in such case to exchange less than the full amount of Existing Notes tendered by any holder. The Company reserves the right to amend or waive any and all conditions to consummate the Exchange Offers, provided that under no circumstances may the conditions set forth under “The Exchange Offers and Solicitation of Consents and Votes on the Standby Plan—Conditions of the Exchange Offers” be amended or waived without the consent of the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors.

For a more detailed discussion of the Exchange Offers, the Public Note Consent Solicitation and the solicitation of votes on the Standby Plan, see “The Exchange Offers and Solicitations of Consents and Votes on the Standby Plan” and “The Standby Plan”. The description of the New Secured Notes is summarized in “—Description of the New Secured Notes” and the description of the New Credit Agreement is summarized in “Description of the New Credit Agreement”, both summaries qualified in their entirety by the actual New Secured Note Indenture and New Credit Agreement.

Background and Purpose

The Company has been in negotiations with the unsecured Lenders who are parties to the Existing Credit Agreement, a committee composed of holders of greater than a majority in aggregate principal amount of the

Existing Private Notes, and a committee composed of certain holders of the Existing Public Notes regarding a comprehensive financial restructuring of such unsecured debt of the Company. Since December 31, 2008, the Company (i) has not been in compliance with certain financial covenants under the Existing Credit Agreement, including the minimum consolidated tangible net worth covenant and the ratio of total available assets to unsecured debt covenant and in addition, since June 30, 2009, the Company has not been in compliance with the ratio of adjusted EBIT to interest expense covenant, (ii) has not been in compliance with certain financial covenants under each of the Note Purchase Agreements (as defined herein), including the minimum consolidated tangible net worth covenant, the available debt asset coverage ratio covenant and the asset coverage ratio covenant and in addition, since September 30, 2009, the Company has not been in compliance with the ratio of consolidated debt to consolidated shareholders’ equity covenant, and (iii) has not been in compliance with the asset coverage ratio covenant under the Existing Public Note Indenture. Certain creditors and/or their representatives under each of these debt arrangements sent notices of default to the Company in March 2009.

During the continuance of these events of default, Lenders representing a majority of the commitments under the Existing Credit Agreement may declare the outstanding principal and accrued interest under the Existing Credit Agreement to be due and payable immediately, subject to a forbearance agreement contained in the Lock Up Agreement described below. Pursuant to the terms of the Existing Public Note Indenture, during the continuance of an event of default, the trustee (the “Existing Public Note Indenture Trustee”) or the holders of at least 25% of the outstanding principal amount of the notes may declare the principal and accrued interest to be due and payable immediately. As of the date of this Offering Memorandum and Disclosure Statement, no acceleration notices have been sent under the Existing Credit Agreement by the required Lenders thereunder or under the Existing Public Note Indenture by the Existing Public Note Indenture Trustee or required holders thereunder.

On August 28, 2009, the Company received notices of acceleration from the required holders of each series of the Existing Private Notes, declaring immediately due and payable the unpaid principal amount under the Existing Private Notes plus all accrued and unpaid interest thereon and the make whole amounts that became due and payable with respect to the Existing Private Notes tendered as if the applicable Note Purchase Agreement had been accelerated as of March 30, 2009 (each, a “Make Whole Amount”). On September 3, 2009, the Company entered into forbearance agreements with the holders of all of the Existing Private Notes pursuant to which such holders agreed to forbear from exercising certain remedies in respect of the declaration of acceleration. The Company paid all of the accrued interest due as of September 1, 2009 in respect of the principal amount of the Existing Private Notes and the respective Make Whole Amounts, where applicable, at the default rate and acknowledged the addition of the Make Whole Amounts to the outstanding principal amounts of the series of the Existing Private Notes to which it is applicable.

During the periods described above, the Company’s portfolio company, European Capital Limited, also engaged in restructuring negotiations under certain of its credit facilities. Those facilities were either restructured or repaid by March 2010.

In light of the foregoing events, the Company believes that the Restructuring Transactions will provide benefits to the Company, its creditors and stockholders. In the immediate term, successful consummation of the Restructuring Transactions will avoid further defaults on and acceleration of its existing debt by refinancing the Existing Credit Agreement and the Existing Notes.

Furthermore, resolution of existing defaults, extension of the maturity of its debt obligations and completion of the Restructuring Transactions will allow management of the Company to focus more of its attention on operations and long-term planning rather than on short-term financial management.

Subject to the terms of the Lock Up Agreement, the Company must use its commercially reasonable efforts to complete the Exchange Offers, the New Credit Agreement, the Public Note Consent Solicitation and the

solicitation of votes on the Standby Plan on or before May 31, 2010 (subject to extension to June 30, 2010 by agreement between the Company and the Existing Administrative Agent (as defined herein) under the Existing Credit Agreement).

Modification to Forms of Transaction Agreements and Documents

The attached or filed form of any document in relation to the Restructuring Transactions, including the New Secured Notes Indenture, may not be amended, supplemented or otherwise modified other than amendments, supplements or other modifications thereto that are acceptable to the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors.

Out-Of-Court Restructuring Transactions

Overview

The out-of-court Restructuring Transactions will consist of the refinancing of the Company’s obligations in respect of (i) the Existing Credit Agreement, to repay a portion of the outstanding principal amount of the Existing Loans to the extent Lenders chose the Loan Paydown Option and any Cash Reallocation and to convert the remaining outstanding principal amount of Existing Loans into new obligations under the New Credit Agreement and to be paid the Restructuring Fee relating to the New Secured Loans and (ii) the Note Purchase Agreements and the Existing Public Note Indenture, to exchange (a) the Existing Public Notes of each Minimum Payment Public Holder for a cash payment equal to 100% the aggregate principal amount of Existing Public Notes owned and tendered by such holder and (b) the Existing Notes of all other Eligible Holders for, at such holders’ election, either (1) a Notes Paydown Option which will maximize the cash paydown of their current outstanding principal amount of Existing Notes (equal to the Paydown Percentage) and New Secured Notes to the extent such holders are not fully repaid by their cash paydown or (2) a Notes Hold Option where such holder will receive all New Secured Notes in the Exchange Offers (subject to reduction by, and replacement with, a cash payment equal to such holder’s pro rata share of any Cash Reallocation and, in the case of Existing Public Notes, a Minimum Public Cash Payment) and (c) payment of the Restructuring Fee relating to the New Secured Notes. The maximum amount of the Company’s debt refinanced as part of the out-of-court Restructuring Transactions is $2,349,647,477 (assuming 100% of the Existing Public Notes is tendered in the Exchange Offers) and the minimum amount of debt refinanced is $2,267,147,477 (assuming 85% of the aggregate principal amount of Existing Public Notes is tendered in the Exchange Offers and such threshold remains a condition to the Exchange Offers), based on the existing conditions to the Exchange Offers and the prevailing exchange rates on May 2, 2010.

The New Credit Agreement and the Lock Up Agreement

Concurrent with the Exchange Offers, the Company is seeking from each of the unsecured lenders (the “Lenders”) under the Credit Agreement, dated as of May 16, 2007, by and among the Company, Wachovia Bank, National Association (as the administrative agent) (the “Existing Administrative Agent”) and the banks and other financial institutions that are parties thereto from time to time as lenders (as amended, restated or otherwise modified from time to time prior to the Settlement Date, the “Existing Credit Agreement”), an election to receive: (i) the Loan Paydown Option, which consists of a cash payment equal to the Paydown Percentage which will be a minimum of 39% and a maximum of 100% of such Lender’s outstanding loans under the Existing Credit Agreement (the “Existing Loans”) and, if not fully repaid by such cash payment, New Secured Loans in a principal amount equal to such holder’s aggregate principal amount of Existing Loans less the cash payment received by such Lender, and to the extent such Lender receives New Secured Loans, the Restructuring Fee; or (ii) the Loan Hold Option, which consists of new secured term loans denominated in U.S. Dollars (the “New Secured Loans”) in each case under an amended and restated credit agreement by and among the Company, Wells Fargo Bank, N.A., as successor to Wachovia Bank, National Association, as the administrative agent (the “New Administrative Agent”) and the banks and other financial institutions that are parties thereto from time to time (the “New Credit Agreement”) in a principal amount equal to such Lender’s aggregate principal amount of Existing Loans (less a cash payment thereof equal to such Lender’s pro rata share of any Cash Reallocation) and the Restructuring Fee. The New Secured Loans will have a final maturity on December 31, 2013. See “Description of the New Credit Agreement”.

As part of the out-of-court Restructuring Transaction, the Existing Loans under the Existing Credit Agreement will be repaid and any balance thereof will be converted to New Secured Loans as of the Settlement Date based on the elections made by holders under the Loan Paydown Option and the Loan Hold Option. Any existing letters of credit outstanding under the Existing Credit Agreement (collectively, the “Existing Letters of Credit”) will be terminated on or prior to the Settlement Date unless the Company makes separate arrangements for their continuation with each issuer thereof.

On November 20, 2009, the Company entered into the Lock Up Agreement (as amended from time to time, the “Lock Up Agreement”) with Lenders under the Existing Credit Agreement holding 95% of the aggregate principal amount of outstanding Existing Loans (who, together with the Lenders holding the remaining 5% who shortly thereafter also signed the Lock Up Agreement, we refer to as the “Consenting Creditors”). The Consenting Creditors have agreed, subject to the conditions set forth in the Lock Up Agreement, to receive a minimum principal payment equal to the Lender Cash Payment and the Restructuring Fee on the Settlement Date and to convert the remaining portion of their outstanding Existing Loans to term loans in connection with the New Credit Agreement, and to vote to accept the Standby Plan.

The Lock Up Agreement may be terminated if various stages of the proposed Restructuring Transactions are not completed by certain dates. These deadlines were extended by amendments to the Lock Up Agreement in January and March 2010. The current deadlines set forth in the Lock Up Agreement require the Company to consummate the Exchange Offers by June 30, 2010 or, alternatively, to consummate a reorganization under the Standby Plan by August 15, 2010. Termination of the Lock Up Agreement would give Lenders the right to revoke or withdraw their votes to accept the Standby Plan.

The obligations of the Company under interest rate and foreign exchange swap agreements in effect on the Settlement Date (collectively, the “Swap Agreements”) will also be modified as part of the Restructuring Transactions. The Swap Agreements are currently in default, however such defaults will be cured as a result of the Restructuring Transactions.

Exchange Offers

The Exchange Offers are being made by the Company only to Eligible Holders of the Existing Private Notes and the Existing Public Notes (collectively, the “Existing Notes”), in each case if such holder (i) is an “accredited investor” within the meaning of Rule 501 of the Securities Act or, (ii) together with its affiliates, beneficially owned $100,000 or less in aggregate principal amount of Existing Public Notes on the Record Date of April 30, 2010. The Company is not aware of any Large Non-Accredited Investor Holders (a non-Accredited Investor who held more than $100,000 in aggregate principal amount of Existing Public Notes on the Record Date). Such Large Non-Accredited Investor Holders are not eligible to participate in the Exchange Offers. In the event you are a Large Non-Accredited Investor Holder, the Company encourages you to contact the Exchange Agent prior to the Expiration Time. The Company will seek, prior to the Expiration Time and subject to applicable securities laws, to extend a separate offer outside of the Exchange Offers to any Large Non-Accredited Investor Holder providing for the same consideration offered under the Public Notes Accredited Investor Exchange Offer.

Under the Exchange Offers, the Company is offering each Minimum Payment Public Holder to exchange their Existing Public Notes for a cash payment equal to 100% the aggregate principal amount of Existing Public Notes owned and tendered by such holder. The Company is offering to all other Eligible Holders to exchange all of their outstanding Existing Private Notes and Existing Public Notes for, at such holders’ election, either (i) a

Notes Paydown Option which will maximize the cash paydown of their current outstanding principal amount of Existing Notes (equal to the Paydown Percentage) and New Secured Notes to the extent such holder’s Existing Notes are not fully repaid by their cash paydown or (ii) a Notes Hold Option where such holder will receive all New Secured Notes in the Exchange Offers (subject to reduction by, and replacement with, a cash payment equal to such holder’s pro rata share of any Cash Reallocation and, in the case of Existing Public Notes, a Minimum Public Cash Payment). If the Exchange Offers are successful, the Eligible Holders that tender their Existing Notes in the Exchange Offers will also receive (i) accrued and unpaid interest on each Existing Note accepted for exchange up to, but not including, the settlement date, which is expected to occur promptly after the date on which the Expiration Time, as may be extended from time to time, occurs (the “Settlement Date”) and (ii) to the extent such holder receives New Secured Notes, the Restructuring Fee on the Settlement Date. Interest on the New Secured Notes will accrue from and including the Settlement Date. See the “Exchange Offers” below for details of the consideration offered.

The Exchange Offers will expire at 5:00 p.m., New York City time, on June 1, 2010, unless extended or earlier terminated as described herein (such time, as may be extended, the “Expiration Time”). Once made, tenders of Existing Notes may not be withdrawn, subject to applicable law; provided that, if the Expiration Time has been extended past June 30, 2010, holders shall have the right to withdraw their tenders on and after such date until the new Expiration Time.

The New Secured Notes to be issued in exchange for the Existing Private Notes and Existing Public Notes will be issued under a new indenture (the “New Secured Note Indenture”) between the Company and the New Secured Note Trustee in the form set forth in Annex A, subject to revisions approved by the Public Notes Steering Committee and the Private Notes Steering Committee.

The New Secured Notes will be secured by a first priority lien (subject to permitted liens) on substantially all (subject to certain exceptions) existing and after-acquired tangible and intangible assets of the Company and subsidiary guarantors (if any), as set forth in the forms of Security Agreement and Collateral Trust and Intercreditor Agreement, each filed as an exhibit to the Company’s Form 8-K filed on May 3, 2010. This security interest will also secure, on an equal and ratable basis, the New Secured Loans and the Swap Agreements (so long as any New Secured Notes or New Secured Loans are outstanding) and any future permitted pari passu obligations, and will be subject to the terms of the Security Agreement and the Collateral Trust and Intercreditor Agreement. See “—Description of the New Secured Notes” and “Description of the New Credit Agreement”.

In tendering the Existing Notes in the Exchange Offers, each Eligible Holder will be required to complete and sign the Letter of Transmittal or, if Existing Public Notes are tendered through DTC, will be deemed to have acknowledged and agreed that they are bound by the terms of the Letter of Transmittal. The form of Letter of Transmittal is attached hereto as Annex C.

The Company’s obligation to accept Existing Notes validly tendered for exchange is subject to, among other things, the following:

•

the receipt of tenders in the Private Note Exchange Offers (as defined herein) representing in aggregate principal amount 100% of each series of the Existing Private Notes on or prior to the Expiration Time;

•

the receipt of tenders in the Public Notes Exchange Offers (as defined herein) representing in aggregate principal amount at least 85% of the Existing Public Notes outstanding on or prior to the Expiration Time or such lesser amount as agreed by the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors, provided that such tenders represent no less than 51% of the aggregate principal amount of the Existing Public Notes outstanding on or prior to the Expiration Time; and

•	Lenders representing in aggregate principal amount equal to 100% of the Existing Loans outstanding elect either the Lender Paydown Option or the Lender Hold Option and the Company receives documentation reasonably acceptable to the Company with respect to the election made by each such Lender prior to the Expiration Time. Lenders representing in aggregate principal amount 100% of the Existing Loans have agreed, subject to the conditions set forth in the Lock Up Agreement, to enter into the New Credit Agreement.

For a description of the other conditions to the Exchange Offers, see “The Exchange Offers and Solicitations of Consents and Votes on the Standby Plan—Conditions to the Exchange Offers”.

If the Company does not meet or receive a waiver of the conditions to the Exchange Offers, but does achieve the Threshold (as defined below) votes as of the Record Date to accept the Standby Plan with respect to at least one class of the Existing Private Notes, the Existing Public Notes and the Existing Loans, the Company may file the Standby Plan. There can be no assurance that the conditions set forth above will be satisfied or waived.

Eligible Holders who have tendered their Existing Notes may not withdraw their tender of Existing Notes in the Exchange Offers, subject to applicable law; provided that, if the Expiration Time has been extended past June 30, 2010, holders shall have the right to withdraw their tenders.

The Existing Private Dollar Notes, which are currently held in registered, certificated physical form, will be exchanged for New Floating Rate Secured Notes or New Fixed Rate Secured Notes, which will be held by direct participants in DTC only. Therefore, Eligible Holders of Existing Private Dollar Notes who tender their notes in the Exchange Offers will be required to provide their DTC participant information or their nominee’s DTC participant information, as set forth in the Letter of Transmittal. Failure to provide the appropriate DTC participant information to effect a position in the New Floating Rate Secured Notes or New Fixed Rate Secured Notes may delay the delivery of consideration to such holders. The Existing Euro Notes and Existing Sterling Notes that are exchanged will be exchanged for New Secured Notes that will be in certificated physical form. None of the New Secured Notes will be listed on any securities exchange.

Only holders of Existing Notes who qualify as Eligible Holders are eligible to participate in the Exchange Offers.

See “Risk Factors” and “Certain Federal Income Tax Consequences” for a discussion of certain factors that you should consider in evaluating the Exchange Offers and your investment in the New Secured Notes. See “Offering Memorandum and Disclosure Statement Summary—Description of the New Secured Notes” for a further description of the New Secured Notes.

Public Note Consent Solicitation

The Company is also soliciting the consent of the Eligible Holders of the Existing Public Notes (the “Public Note Consent Solicitation”) to amend certain provisions of the Existing Public Note Indenture to remove substantially all material affirmative and negative covenants, other than the covenant to pay principal and interest on the Existing Public Notes, and certain events of default, as to any Existing Public Notes that remain outstanding after the Settlement Date under the Exchange Offers. These amendments will have the effect of removing the basis for the Company’s existing event of default under the Existing Public Note Indenture and will provide a waiver of any existing events of default. The consent of and direction to the Existing Public Note Indenture Trustee by holders representing not less than a majority in aggregate principal amount of the Existing Public Notes is required to make the proposed amendments to the Existing Public Note Indenture governing the Existing Public Notes. The proposed amendments, which will be made under a second supplemental indenture to the Existing Public Note Indenture (the “Second Supplemental Public Note Indenture”), are summarized in “Proposed Amendments to the Existing Public Note Indenture.”

You may not revoke your consent once made, subject to applicable law; provided that, if the Expiration Time has been extended past June 30, 2010, holders shall have the right to withdraw their tenders, which will automatically revoke their consents, on and after such date until the new Expiration Time.

Eligible Holders of Existing Public Notes that elect to participate in the Exchange Offers are deemed to consent to the proposed amendments to the Existing Public Note Indenture and direct the Existing Public Note Indenture Trustee to execute the Second Supplemental Public Note Indenture. Eligible Holders of Existing Public Notes cannot participate in the Exchange Offers without consenting to the Proposed Amendments. If the required consents to the proposed amendments are not received, the proposed amendments will not become effective.

Only Eligible Holders of Existing Public Notes are eligible to participate in the Public Note Consent Solicitation.

See “Risk Factors” and “Certain Federal Income Tax Consequences” for a discussion of certain factors that you should consider in evaluating the Public Note Consent Solicitation. See “Proposed Amendments to the Existing Public Note Indenture” for a description of the proposed amendments to the Existing Public Note Indenture and some of the consequences of the adoption of such proposed amendments.

The Standby Plan

The Standby Plan consists of a prepackaged plan for the Company to reorganize under chapter 11 of title 11 of the United States Code (the “Code”) if the Company files a Case (as defined below) to consummate the Restructuring Transactions.

The Company is soliciting from the Lenders, holders of Existing Public Notes (other than (i) holders of De Minimis Public Notes Claims and (ii) holders of Existing Public Notes that are Large Non-Accredited Investors), holders of Existing Private Notes and Swap Counterparties under the Swap Agreements, pursuant to the terms of this Offering Memorandum and Disclosure Statement, votes on the plan of reorganization for the Company pursuant to a voluntary filing under the Code (a “Case”). If neither the Exchange Offers nor the New Credit Agreement is consummated, but at least one of the classes of the holders of Existing Private Notes, Existing Public Notes or Existing Loans has voted to accept the Standby Plan as of the Expiration Time in a manner that satisfies the Threshold, the Company, pursuant to and subject to the Lock Up Agreement, may file a voluntary petition for relief under the Code and seek prompt confirmation of the Standby Plan in the United States Bankruptcy Court for the District of Delaware (the “Court”). Pursuant to the Lock Up Agreement with the Lenders and subject to certain conditions therein, the Lenders have agreed to vote to accept the Standby Plan. Under the Code, a class of claims votes to accept a plan of reorganization if holders holding at least two-thirds of the aggregate principal amount of the class of claims and more than one half in number of such class of claims that submit votes on the plan of reorganization vote to accept the plan (the “Threshold”). This Offering Memorandum and Disclosure Statement contains a detailed description of the Standby Plan. See “The Standby Plan.”

A holder of Existing Public Notes is not entitled to vote to accept or reject the Standby Plan if (i) such holder, together with its affiliates, beneficially owned $100,000 or less in aggregate principal amount of Existing Public Notes as of the April 30, 2010 Record Date and also as of the date for purposes of making distributions under the Standby Plan (“De Minimis Public Notes Claims”) or (ii) such holder is a Large Non-Accredited Investor. All other holders of Existing Public Notes are entitled to vote to accept or reject the Standby Plan. The Voting Agent must receive all Ballots to vote on the Standby Plan by the Voting Deadline of 5:00 p.m., prevailing Eastern Time, on June 1, 2010 (the “Voting Deadline”).

Tendering of the Existing Notes in the Exchange Offers will not be deemed to be a vote to accept the Standby Plan. Holders of a beneficial interest in the Existing Notes that either do or do not tender Existing Notes in the Exchange Offers and that are eligible to vote on the Standby Plan must independently vote either to accept or to reject the Standby Plan. Those holders of a beneficial interest in the Existing Notes that neither vote to accept nor vote to reject the Standby Plan will be deemed to have abstained from voting on the Standby Plan. Such holders who abstain will not be counted for purposes of determining whether the Threshold has been satisfied for a particular class. That is, they will not be counted as voting to accept or reject the Standby Plan, nor will they be included in the denominator when determining the percentage in amount and fraction of holders that have voted to accept the Standby Plan.

The Standby Plan divides the holders of claims against and equity interests in the Company into classes and provides for the treatment for each class. The Standby Plan contemplates that the holders of the Existing Notes, the Swap Agreements and the Lenders of the Existing Loans will be divided into five separate classes consisting of: (i) the Lenders of the Existing Loans, (ii) holders of the Existing Private Notes, (iii) holders of the De Minimis Public Notes Claims, (iv) holders of Existing Public Notes who are not holders of De Minimis Public Notes Claims, and (v) holders of the Swap Agreements. Any other types of claims against the Company will be unimpaired under, and unaffected by, the Standby Plan. Holders of Existing Notes (other than holders of De Minimis Public Notes Claims) and Lenders will receive different treatment under the Standby Plan than under the Exchange Offers.

Under the Standby Plan, the holders of De Minimis Public Notes Claims will receive cash equal to 100% of the aggregate principal amount of Existing Public Notes owned by such holder. All other holders of Existing Notes and all Lenders under the Standby Plan will receive: (i) a cash payment equal to their pro rata share of the Settlement Payment less the payments made to holders who, together with their affiliates, hold $100,000 or less of Existing Public Notes, as described above, with such Settlement Payment repaying on a pro rata basis a portion of the outstanding principal amount of the Existing Loans and a portion of each holder’s Existing Notes, as the case may be, (ii) New Secured Notes or New Secured Loans (as applicable) in a principal amount equal to such holder’s or such Lender’s aggregate principal amount of Existing Notes or Existing Loans less the cash payment received by such holder or Lender under (i) above, (iii) accrued and unpaid interest on such Existing Loans and Existing Notes at the applicable default rate, and (iv) the Restructuring Fee relating to the New Secured Notes or New Secured Loans (as applicable). If the Court confirms the Standby Plan and such plan is consummated, all holders of Existing Notes and the Lenders will receive the treatment provided for in the Standby Plan, regardless of whether the holder of such Existing Notes is an Eligible Holder or such holder or Lender has voted to accept the Standby Plan.

In connection with the foregoing, and prior to the date hereof, Lenders holding 100% of the outstanding principal amount of the Existing Loans have executed the Lock Up Agreement. Pursuant to the terms of the Lock Up Agreement, the Consenting Creditors have agreed, subject to the conditions set forth in the Lock Up Agreement, to vote to accept the Standby Plan.

Benefits of Out-Of-Court Restructuring Transactions; Effects of Seeking Protection Under the Code

The Company intends to consummate the Restructuring Transactions out of court (i.e., without filing a Case and pursuing confirmation of the Standby Plan) if the Exchange Offers and the Public Note Consent Solicitation are successful and the New Credit Agreement is executed. If the Exchange Offers and the Public Note Consent Solicitation are not successful or the New Credit Agreement is not executed, then, if certain conditions are met, the Company may pursue consummation of the Restructuring Transactions through confirmation of the Standby Plan.

If either the Exchange Offers or completion of the New Credit Agreement is unsuccessful, then one of the following scenarios is possible:

•

If the vote on the Standby Plan does not satisfy the Threshold as to any class of impaired claims, the Restructuring Transactions may not be consummated and any Existing Notes tendered in the Exchange Offers will be returned to the original holders thereof and all votes on the Ballots will be deemed to be null and void.

•

If the Threshold is met as to all of the Existing Private Notes, the Existing Public Notes, the Existing Loans and the Swap Counterparties, the Company will commence a Case and seek confirmation of the Standby Plan. If any class of the Existing Private Notes, the Existing Public Notes, or the Existing Loans voted to reject the Standby Plan, the Company may commence a Case and seek confirmation under the “cramdown” provisions of Section 1129(b) of the Code.

•	Failing any of the foregoing, the Company may seek other accommodations with its creditors.

•	Failing any of the foregoing, the Company may seek ultimate relief by seeking protection under the Code or otherwise.

Consummation of the Restructuring Transactions through the Exchange Offers provides several benefits to tendering Eligible Holders depending on their elections, including:

•	the New Secured Notes are secured by certain assets of the Company;

•	the New Secured Notes provide for mandatory amortization;

•	the New Secured Notes provide earlier maturity dates than those for certain of the Existing Notes; and

•	a partial or complete principal payment of their Existing Notes at closing.

Consummating the Exchange Offers also avoids the potential need to file for protection under the Code. If the Restructuring Transactions are consummated through the Standby Plan, Eligible Holders are not provided with the opportunity to make the election under the Exchange Offers as to their treatment by way of (i) a Notes Paydown Option which will maximize the cash paydown of their current outstanding principal amount of Existing Notes (equal to the Paydown Percentage) and New Secured Notes to the extent such holder’s Existing Notes are not fully repaid by their cash paydown or (ii) a Notes Hold Option where such holder will receive all New Secured Notes in the Exchange Offers (subject to reduction by, and replacement with, a cash payment equal to such holder’s pro rata share of any Cash Reallocation and, in the case of Existing Public Notes, a Minimum Public Cash Payment). In the event of a filing under the Code in which the Threshold is not met as to at least one accepting class of the Existing Private Notes, the Existing Public Notes and the Existing Loans, the Company would likely be subject to a lengthy and costly process, and such a filing would cause substantial disruption to the Company’s business and damage to the Company’s reputation. Costs of a Case could be material and will include direct costs, including fees paid to attorneys, other professionals and the U.S. Trustee.

A filing under the Code could also have other effects on the Company’s business that are more difficult to measure, including indirect costs, such as an adverse impact on:

•	the Company’s ability to invest in and exit portfolio companies and other investments at prices that would otherwise be possible outside of a Case;

•	the ability of the trustees and the required holders under certain securitizations to remove the Company as servicer of those arrangements; and

•	the Company’s brand equity due to the negative connotations surrounding a filing under the Code.

Furthermore, following a filing under the Code, the Company’s unsecured creditors are not entitled to be paid interest on a current basis that would otherwise be payable to them in respect of their unsecured debt. Under the terms of the Lock Up Agreement and the Standby Plan, however, the Company must use its best efforts to obtain Court approval to allow interest and certain other amounts to be paid (a) to the Lenders in accordance with the terms of the Existing Credit Agreement, (b) if they vote to accept the Standby Plan by the Threshold, to the holders of Existing Private Notes and, (c) if they vote to accept the Standby Plan by the Threshold, to the holders of Existing Public Notes. If a class of creditors consisting of holders of the Existing Public Notes or Existing Private Notes meets the Threshold of votes to accept the Standby Plan, the Company will also use its best efforts to obtain Court approval to allow interest to be paid to the holders of such accepting class in accordance with the terms of the Existing Public Note Indenture or Note Purchase Agreements, as applicable. Many of the risks and consequences described above may be greater if the Company is unable to confirm a Standby Plan.

THE EXCHANGE OFFERS

Securities Subject to Exchange Offers	Each series of Existing Notes set forth in the summary offering table on the inside front cover of this Offering Memorandum and Disclosure Statement.

The Exchange Offers	Upon the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement and the related Letter of Transmittal, the Company is offering:

Private Note Exchange Offers

•	Private Dollar Notes Exchange Offers:

to each Eligible Holder of the Company’s (i) $83,751,697 aggregate principal amount outstanding 5.92% Senior Notes Series A due September 1, 2009 (which includes the applicable Make Whole Amount), (ii) $94,928,312 aggregate principal amount outstanding 6.46% Senior Notes Series B due September 1, 2011 (which includes the applicable Make Whole Amount), (iii) $134,263,024 aggregate principal amount outstanding 6.14% Senior Notes Series 2005-A due August 1, 2010 (which includes the applicable Make Whole Amount) and (iv) $75,000,000 aggregate principal amount outstanding Floating Rate Senior Notes Series 2005-B due October 30, 2020 (collectively, the “Existing Private Dollar Notes”), to exchange all, but not less than all, of such Eligible Holder’s Existing Private Dollar Notes (the “Private Dollar Notes Exchange Offers”), for, at the election of each such Eligible Holder:

1. Private Dollar Paydown Option:

–	a Private Dollar Cash Payment in U.S. dollars equal to the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Private Dollar Notes; and

–	if not fully repaid by the Private Dollar Cash Payment, a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Private Dollar Notes less the Private Dollar Cash Payment received by such holder, which will be, at the election of such Eligible Holder, one of the following:

•	a new series of the Company’s Senior Secured Amortizing Floating Rate Dollar Notes due December 31, 2013 (the “New Floating Rate Secured Notes”); or

•

a new series of the Company’s Senior Secured Amortizing Adjustable Fixed Rate Dollar Notes due December 31, 2013 (the “New Fixed Rate Secured Notes”, together with the New Floating Rate Notes, the “New Secured Dollar Notes”); and

–	to the extent such holder receives New Secured Notes, the Restructuring Fee; or

2. Private Dollar Hold Option:

–	a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Private Dollar Notes (subject to reduction by the Eligible Holder’s pro rata share of any Cash Reallocation), which will be, at the election of such Eligible Holder, one of the following:

•	the New Floating Rate Secured Notes; or

•	the New Fixed Rate Secured Notes; and

–	a cash payment in U.S. dollars equal to the Eligible Holder’s pro rata share of a Cash Reallocation, if any; and

–	the Restructuring Fee;

•	Euro Notes Exchange Offer:

to each Eligible Holder of the Company’s €14,842,253 aggregate principal amount outstanding 5.177% Senior Notes Series 2006-A due February 9, 2011 (which includes the applicable Make Whole Amount) (the “Existing Euro Notes”), to exchange all, but not less than all, of such Eligible Holder’s Existing Euro Notes (the “Euro Notes Exchange Offer”), for, at the election of each such Eligible Holder:

1. Euro Paydown Option:

–	a Euro Cash Payment in euros equal to the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Euro Notes; and

–	if not fully repaid by the Euro Cash Payment, a new series of the Company’s Senior Secured Amortizing Adjustable Fixed Rate Euro Notes due December 31, 2013 (the “New Secured Euro Notes”) in a principal amount equal to such holder’s aggregate principal amount of Existing Euro Notes less the Euro Cash Payment received by such holder; and

–	to the extent such holder receives New Secured Euro Notes, the Restructuring Fee; or

2. Euro Hold Option:

–	New Secured Euro Notes in a principal amount equal to such holder’s aggregate principal amount of Existing Euro Notes (subject to reduction by the Eligible Holder’s pro rata share of any Cash Reallocation); and

–	a cash payment in euros equal to the Eligible Holder’s pro rata share of a Cash Reallocation, if any; and

–	the Restructuring Fee;

•	Sterling Notes Exchange Offer:

to each Eligible Holder of the Company’s £3,263,524 aggregate principal amount outstanding 6.565% Senior Notes Series 2006-B due February 9, 2011 (which includes the applicable Make Whole Amount) (the “Existing Sterling Notes”, together with the Existing Private Dollar Notes and the Existing Euro Notes, the “Existing Private Notes”), to exchange all, but not less than all, of such Eligible Holder’s Existing Sterling Notes (the “Sterling Notes Exchange Offer”, together with the Private Dollar Notes Exchange Offer and the Euro Notes Exchange Offer, the “Private Note Exchange Offers”), for, at the election of each such Eligible Holder:

1. Sterling Paydown Option:

–	a Sterling Cash Payment in pounds sterling equal to the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Sterling Notes; and

–	if not fully repaid by the Sterling Cash Payment, a new series of the Company’s Senior Secured Amortizing Adjustable Fixed Rate Sterling Notes due December 31, 2013 (the “New Secured Sterling Notes”, together with the New Floating Rate Secured Notes, the New Fixed Rate Secured Notes and the New Secured Euro Notes, the “New Secured Notes”) in a principal amount equal to such holder’s aggregate principal amount of Existing Sterling Notes less the Sterling Cash Payment received by such holder; and

–	to the extent such holder receives New Secured Sterling Notes, the Restructuring Fee; or

2. Sterling Hold Option:

–	New Secured Sterling Notes in a principal amount equal to such holder’s aggregate principal amount of Existing Sterling Notes (subject to reduction by the Eligible Holder’s pro rata share of any Cash Reallocation); and

–	a cash payment in pounds sterling equal to the Eligible Holder’s pro rata share of a Cash Reallocation, if any; and

–	the Restructuring Fee;

Public Note Exchange Offers

•

Public Notes Minimum Payment Exchange Offer: to all holders who, together with its affiliates, beneficially own on the Record Date**, $100,000 or less in aggregate principal amount of the Company’s $550,000,000 aggregate principal amount outstanding 6.85% Senior Notes due August 1, 2012 (the “Existing Public Notes”, together with the Existing Private Dollar Notes, the “Existing Dollar Notes”) issued under the Indenture, dated as of April 26, 2007, as amended by the First Supplemental

Indenture dated as of July 19, 2007 (as such may be supplemented, amended, restated or otherwise modified from time to time, the “Existing Public Note Indenture”), to exchange all, but not less than all, of such Eligible Holder’s Existing Public Notes (the “Public Notes Minimum Payment Exchange Offer”) for:

–	a Minimum Public Cash Payment in U.S. dollars equal to the lesser of (a) $100,000 and (b) the aggregate principal amount of Existing Public Notes owned by such holder;

•	Public Notes Accredited Investor Exchange Offer:

to each Eligible Holder of Existing Public Notes who is an Accredited Investor who, together with its affiliates, beneficially owns more than $100,000 in aggregate principal amount of Existing Public Notes, to exchange all, but not less than all, of such Eligible Holder’s Existing Public Notes (the “Public Notes Accredited Investor Exchange Offer”), for, at the election of each such Eligible Holder:

1.	Public Paydown Option:
–	a Public Dollar Cash Payment in U.S. dollars equal to the greater of (a) a Minimum Public Cash Payment equal to $100,000 and (b) the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Public Notes; and

–	if not fully repaid by the Public Dollar Cash Payment, a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Public Notes less the Public Dollar Cash Payment received by such holder, which will be, at the election of such Eligible Holder, one of the following:

•	the New Floating Rate Secured Notes; or

•	the New Fixed Rate Secured Notes; and

–	to the extent such holder receives New Secured Notes, the Restructuring Fee; or

2. Public Hold Option:

–	a Minimum Public Cash Payment equal to $100,000; and

–	a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Public Notes less the Minimum Public Cash Payment received by such holder (subject to reduction by the Eligible Holder’s pro rata share of any Cash Reallocation), which will be, at the election of such Eligible Holder, one of the following:

•	the New Floating Rate Secured Notes; or

•	the New Fixed Rate Secured Notes; and

–	a cash payment in U.S. dollars equal to the Eligible Holder’s pro rata share of a Cash Reallocation, if any; and

–	the Restructuring Fee.

* The minimum Paydown Percentage of 39% is based on the $67,000,000 maximum Adjustment Amount, which is a condition to the Exchange Offers. The Paydown Percentage will be proportionally increased from the minimum percentage up to a maximum of 100% of the aggregate principal amount of Existing Notes held by each Eligible Holder electing the Notes Paydown Option to the extent any Accredited Investors chose the applicable Notes Hold Option and any Lenders chose the Loan Hold Option (as described below). If the Paydown Percentage reaches 100%, any Eligible Holder who elects the applicable Notes Paydown Option will not receive any New Secured Notes as part of its consideration.

** In the Exchange Offers, only beneficial holders who, together with their affiliates, beneficially own $100,000 or less in aggregate principal amount of Existing Public Notes on the April 30, 2010 Record Date are eligible to tender as a Minimum Payment Public Holder and receive the Minimum Public Cash Payment in full repayment of their Existing Public Notes.

Following consummation of the out-of-court Restructuring Transactions, the Company will have effectively repaid in full in cash the aggregate outstanding principal amount of Existing Public Notes tendered by the Minimum Payment Public Holders, and thereby discharged the Company’s obligations with respect to holders of such Existing Public Notes.

$510,000,000 of the Settlement Payment will be credited ratably to the Company’s mandatory prepayments under the New Secured Note Indenture and the New Credit Agreement, as further described in “—Description of the New Secured Notes—Scheduled Amortization and other Mandatory Redemptions”.

The Existing Private Notes have been issued under four note purchase agreements, dated as of September 1, 2004, August 1, 2005, September 26, 2005 and February 9, 2006 respectively, (as each may be amended, restated or otherwise modified from time to time, collectively, the “Note Purchase Agreements”).

The New Secured Notes will be issued under the New Secured Note Indenture between the Company and the New Secured Note Trustee.

The Private Dollar Notes Exchange Offers, Euro Notes Exchange Offer, Sterling Notes Exchange Offer, Public Notes Minimum Payment Exchange Offer and Public Notes Accredited Investor Exchange Offer are referred to together in this Offering Memorandum and Disclosure Statement as the “Exchange Offers”. See “The Exchange Offers and Solicitations of Consents and Votes on the Standby Plan”.

Paydown Percentage and Cash Reallocation	Each Eligible Holder of Existing Notes (other than Minimum Payment Public Holders who will receive the consideration described above) who tender their notes must elect between (i) a Notes Paydown Option which will maximize the cash paydown of their current outstanding principal amount of Existing Notes (equal to the Paydown Percentage) and New Secured Notes to the extent such holder’s Existing Notes are not fully repaid by their cash paydown or (ii) a Notes Hold Option where such holder will receive all New Secured Notes in the Exchange Offers (subject to reduction by, and replacement with, a cash payment equal to such holder’s pro rata share of any Cash Reallocation and, in the case of Existing Public Notes, a Minimum Public Cash Payment). Any tendering holder of Existing Private Notes who fails to make an election shall be deemed to have elected the applicable Notes Paydown Option.

The Cash Payments will be funded as part of the Settlement Payment on the Settlement Date by the Company of $960,000,000. The Paydown Percentage will be determined by taking (1) the Settlement Payment reduced by the Adjustment Amount, and dividing that amount by (2) the sum of (a) the aggregate principal amount of Existing Loans held by Lenders who elect to receive a Lender Cash Payment as part of their restructuring consideration and (b) the aggregate principal amount of Eligible Holders who elect the Notes Paydown Option (up to a maximum of 100% of such Lenders’ Existing Loans and such Eligible Holders’ Existing Notes).

The Cash Reallocation will be the amount, if any, that the Settlement Payment exceeds the aggregate principal amount due to Eligible Holders who have elected the Notes Paydown Option and Lenders who have elected the Loan Paydown Option plus the aggregate Minimum Public Cash Payment as described above. Any Cash Reallocation will be allocated and paid pro rata among the Eligible Holders electing the Notes Hold Option and the Lenders electing the Loan Hold Option, thereby reducing the aggregate principal amount of New Secured Notes and New Secured Loans, as applicable, that would otherwise have been issued to such Eligible Holders and Lenders.

Restructuring Fee	On the Settlement Date, in addition to the Cash Payments made as part of the exchange consideration, the Company will pay a Restructuring Fee equal to 2% of the aggregate principal amount of New Secured Notes and New Secured Loans (as defined below) outstanding on the Settlement Date, on a pro rata basis to all Lenders under the New Credit Agreement and all holders of New Secured Notes.

In order to calculate the Restructuring Fee payable by the Company, the aggregate principal amount of New Secured Notes outstanding on the Settlement Date will be calculated based on the exchange rates in effect as of the second Business Day prior to the Settlement Date to determine the U.S. dollar equivalent of the principal amount outstanding under the New Secured Euro Notes and the New Secured Sterling Notes, as set forth in the New Secured Note Indenture.

Accrued Interest on the Existing Notes	The Eligible Holders that tender their Existing Notes will receive payment in full of all accrued and unpaid interest at the applicable default rate on each Existing Note accepted for exchange up to, but not including, the Settlement Date, which is expected to occur promptly after the date on which the Expiration Time occurs.

Interest on the New Secured Notes	Interest on the New Secured Notes will accrue from and including the Settlement Date. The first interest payment date on the New Secured Notes will be June 30, 2010.

Holders Eligible to Participate in the Exchange Offers	The Exchange Offers are being made by the Company only to Eligible Holders of Existing Notes if such holder (i) is an “accredited investor” within the meaning of Rule 501 of the Securities Act or, (ii) together with its affiliates, beneficially owned $100,000 or less in aggregate principal amount of Existing Public Notes on the Record Date of April 30, 2010. The Company is not aware of any holder of Existing Notes that is not an Accredited Investor that held more than $100,000 in aggregate principal amount of Existing Public Notes on the Record Date. Such Large Non-Accredited Investor Holders are not eligible to participate in the Exchange Offers. In the event you are a Large Non-Accredited Investor Holder, the Company encourages you to contact the Exchange Agent prior to the Expiration Time. The Company will seek, prior to the Expiration Time and subject to applicable securities laws, to extend a separate offer outside of the Exchange Offers to such Large Non-Accredited Investor Holders providing for the same consideration offered under the Public Notes Accredited Investor Exchange Offer.

Expiration Time	The deadline by which the Exchange Agent must receive any Eligible Holder’s properly completed and executed Letter of Transmittal with respect to the Existing Notes, or an Agent’s Message (as defined herein) in lieu thereof, is the Expiration Time.

The Expiration Time for the Exchange Offers is 5:00 p.m., New York City time, on June 1, 2010, unless extended or earlier terminated. If the conditions to the Exchange Offers are satisfied or waived, the Company will accept validly tendered Existing Notes for exchange pursuant to the Exchange Offers and settle the Exchange Offers on the Settlement Date.

Settlement Date	The Exchange Offers will be settled, the Cash Payments and Restructuring Fee will be paid and the New Secured Notes will be delivered to the Eligible Holders who have tendered their Existing Notes promptly after the date on which the Expiration Time occurs.

Conditions to the Exchange Offers	Consummation of the Exchange Offers is subject to, among other things, the condition that (i) Lenders holding 100% of the Company’s outstanding obligations under the Existing Credit Agreement elect either the Lender Paydown Option or the Lender Hold Option Lenders on or prior to the Expiration Time and the Company receives documentation reasonably acceptable to the Company with respect to the election made by each such Lender, (ii) Eligible Holders of Existing Private Notes tender in the Exchange Offers 100% in aggregate principal amount of each series of Existing Private Notes, and (iii) the Eligible Holders of Existing Public Notes tender in the Exchange Offers at least 85% in aggregate principal amount of the Existing Public Notes outstanding on or prior to the Expiration Time or such lesser amount as agreed by the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors, provided that such tenders represent no less than 51% of the aggregate principal amount of the Existing Public Notes outstanding on or prior to the Expiration Time. For more information about conditions to the Exchange Offers, see “The Exchange Offers and Solicitations of Consents and Votes on the Standby Plan—Conditions to the Exchange Offers”.

Subject to the applicable laws and the terms set forth in this Offering Memorandum and Disclosure Statement, the Company reserves the right to amend or waive any and all conditions to consummate the Exchange Offers, provided that under no circumstances may any such condition set forth under “The Exchange Offers and Solicitation of Consents and Votes on the Standby Plan—Conditions of the Exchange Offers” be amended or waived without the consent of the Private Notes Steering Committee, the Public Notes Steering Committee and Majority Consenting Creditors.

If the Company does not meet or receive a waiver of the conditions set forth above, but does receive the Threshold votes as of the Record Date to accept the Standby Plan with respect to at least one class of the Existing Private Notes, the Existing Public Notes and the Existing Loans, the Company may file the Standby Plan.

If the Company does not meet or receive a waiver of the conditions referred to above and does not receive the requisite number of votes accepting the Standby Plan, the Existing Notes tendered in the Exchange Offers will be returned to the original holders thereof and all votes on the Ballots will be deemed to be null and void.

Withdrawal Rights	Once made, tenders of Existing Notes may not be withdrawn, subject to applicable law; provided that, if the Expiration Time has been extended past June 30, 2010, holders shall have the right to withdraw their tenders on and after such date until the new Expiration Time. The Company may not under any circumstances amend the holders’ right to withdraw their Existing Notes.

Procedures for Tendering the Existing Notes	If you hold Existing Public Notes and wish to participate in the Exchange Offers, and your Existing Public Notes are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your Existing Public Notes on your behalf pursuant to the procedures of that custodial entity. For an Eligible Holder to validly tender Existing Public Notes pursuant to the Exchange Offers, an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must be received by the Exchange Agent at its address set forth on the back cover of this Offering Memorandum and Disclosure Statement prior to the Expiration Time. In addition, prior to the Expiration Time, such Existing Public Notes must be transferred pursuant to the procedures for book-entry transfer described in the section “The Exchange Offers and Solicitations of Consents and Votes on the Standby Plan—Procedures for tendering Existing Notes and consenting to the proposed amendments to the Existing Public Note Indenture—Existing Public Notes”.

If you hold Existing Private Notes, to validly tender such Existing Private Notes pursuant to the Exchange Offers, a properly completed and duly executed Letter of Transmittal (including the signed Accredited Investor Questionnaire), with any required signature guarantee, and any other required documents, must be received by the Exchange Agent at its address set forth on the back cover of this Offering Memorandum and Disclosure Statement prior to the Expiration Time. Eligible Holders of Existing Private Dollar Notes who tender their notes in the Exchange Offers will be required to provide their DTC participant information or their nominee’s DTC participant information as part of their Letter of Transmittal in order to be able to receive their New Secured Notes. In addition, prior to the Expiration Time, certificates for tendered Existing Private Notes must be received by the Exchange Agent at such address or if the certificates are not provided, the holder must make the representations set forth in the Letter of Transmittal that they are the beneficial owner of the tendered Existing Private Notes and have not transferred their certificates. See “The Exchange Offers and Solicitations of Consents and Votes on the Standby Plan—Procedures for tendering Existing Notes and consenting to the proposed amendments to the Existing Public Note Indenture—Existing Private Notes”.

In addition, to vote on the Standby Plan, an Existing Holder must complete the Ballot. See “Solicitation of Acceptances to Standby Plan”.

The tender of Existing Notes pursuant to the Exchange Offers by one of the procedures set forth above will constitute (a) an agreement between the tendering Eligible Holder and the Company in accordance with the terms and subject to the conditions of the Exchange Offers; and (b) in the case of the holder of Existing Public Notes, the consent of such tendering holder to the proposed amendments to the Existing Public Note Indenture.

Extension, Amendment and Termination	The Company expressly reserves the right at any time or from time to time, regardless of whether the conditions set forth in “Conditions to the Exchange Offers” have been satisfied to:

•	amend the Exchange Offers or the Public Note Consent Solicitation (other than the conditions set forth in “Conditions to the Exchange Offers” and holders’ rights to withdraw);

•	extend the Expiration Time for the Exchange Offers; or

•	terminate the Exchange Offers prior to the Expiration Time and return the Existing Notes tendered pursuant thereto,

in each case by giving written notice of such extension, amendment or termination to the Exchange Agent.

No Appraisal Rights	No appraisal rights are available to holders of the Existing Notes in connection with the Exchange Offers.

Delivery of New Secured Notes	Upon satisfaction or permitted waiver of the conditions to the Exchange Offers, the Company will accept the Existing Notes that are properly tendered and, on the Settlement Date, the Company will issue the New Secured Notes.

Transfer Restrictions	The New Secured Notes have not been, and will not be, registered under the Securities Act, or any state securities laws and are being offered for exchange only to Eligible Holders, pursuant to an exemption from registration. In tendering your Existing Notes in the Exchange Offers, you will be required to complete and sign the Letter of Transmittal or if you tender your Existing Public Notes through DTC, you will be deemed to have acknowledged and agreed that you are bound by the terms of the Letter of Transmittal, and thereby confirm the acknowledgments, representations and agreements as set forth in the Letter of Transmittal and this Offering Memorandum and Disclosure Statement under the section “Transfers of New Secured Notes and Securities Laws”, including, among other things, that you are an Eligible Holder.

The Existing Euro Notes and Existing Sterling Notes will be exchanged for New Secured Notes that are registered certificated notes. The Existing Dollar Notes that are exchanged for New Secured Notes will be issued in the form of several registered notes in global form, without interest coupons, and are expected to be deposited with the trustee for such notes as custodian for The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC. None of the New Secured Notes will be listed on any securities exchange. For more details, see “Transfers of New Secured Notes and Securities Laws.”

Certain Consequences to Defaulting Exchanging Holders of Existing Dollar Notes	Tendering holders of Existing Dollar Notes failing to properly select the series of the New Secured Notes to exchange their Existing Private Dollar Notes into, shall receive the New Floating Rate Secured Notes.

Certain Consequences to Non-Exchanging Holders of Existing Public Notes	Non-tendering and non-consenting holders of the Existing Public Notes will hold their Existing Public Notes under the Existing Public Note Indenture, as amended by the Second Supplemental Public Note Indenture, whether or not that holder consented to the proposed amendments.

Releases	Each Eligible Holder of Existing Notes who delivers a Letter of Transmittal (or Agent’s Message in lieu a Letter of Transmittal) will be deemed to have consented to the certain releases on the Settlement Date, including releasing, among others, the Company, the Lenders, the Existing Administrative Agent, the New Administrative Agent, the holders of the Existing Notes, the holders of the New Secured Notes, the Existing Public Note Indenture Trustee, the New Secured Note Trustee, the Public Notes Steering Committee, the Private Notes Steering Committee, the professional advisors to any of the foregoing, as further set forth under “The Exchange Offers and Solicitations of Consents and Votes on the Standby Plan—Releases” and in the Letter of Transmittal. Such Eligible Holders will also receive similar releases on the Settlement Date.

Certain Federal Income Tax Consequences	For discussion of certain tax considerations that may be relevant to holders of Existing Notes who participate in the Exchange Offers and to non-tendering holders and holders of Existing Notes not accepted for exchange due to defective tender, see “Certain Federal Income Tax Consequences”.

Exchange Agent and Information Agent	Epiq Systems is serving as Exchange Agent and Information Agent in connection with the Exchange Offers. The Exchange Offers are being made only to holders who represent they are an Eligible Holder upon their tendering any Existing Notes. Requests for additional copies of this Offering Memorandum and Disclosure Statement, the Letter of Transmittal, the Ballot and any other documents referred to in this Offering Memorandum and Disclosure Statement, the Letter of Transmittal or the Ballot should be directed to the Exchange Agent at the address set forth on the back cover page of this Offering Memorandum and Disclosure Statement. The telephone number of the Exchange Agent is (866) 734-9393 or (646) 282-1800.

Risk Factors	For discussion of the risk factors that may be relevant to holders of the Existing Notes, see “Risk Factors.”

Additional Information	For a discussion of where additional information about the Company may be found, see “Incorporation by Reference; Additional Information.”

THE PUBLIC NOTE CONSENT SOLICITATION AND SUPPLEMENTAL PUBLIC NOTE INDENTURE

The tender of Existing Public Notes by way of electronic transmittal through ATOP, which binds holders of Existing Public Notes by the terms of the Letter of Transmittal, will be deemed to constitute consent of the tendering Eligible Holder of Existing Public Notes to the proposed amendments to the Existing Public Note Indenture.

Proposed Amendments	The Company is soliciting the consent of the Eligible Holders of the Existing Public Notes to remove substantially all material affirmative and negative covenants, other than the covenants to pay principal and interest on the Existing Public Notes, and to remove certain events of default, with such revisions to apply as to any Existing Public Notes that remain outstanding after the completion of the Exchange Offers. Such consent will have the effect of removing the basis for the Company’s existing event of default under the Existing Public Note Indenture.

The proposed amendments, which will be made under a Second Supplemental Public Note Indenture for the Existing Public Note Indenture, are summarized in “Proposed Amendments to the Existing Public Note Indenture.”

Revocation Rights	Consent to the proposed amendments to the Existing Public Note Indenture may not be revoked once made; provided that, if the Expiration Time has been extended past June 30, 2010, holders shall have the right to withdraw their tenders, which will automatically revoke their consents, on and after such date until the new Expiration Time.

Amendment and Termination	The Company expressly reserves the right at any time or from time to time, to amend or terminate the Public Note Consent Solicitation (subject to the conditions set forth in “Conditions to the Exchange Offers” and holders’ rights to withdraw), in each case by giving written notice of such amendment or termination to the Exchange Agent.

Procedures for Consenting to the Proposed Amendments	An Eligible Holder of Existing Public Notes may not (i) tender its Existing Public Notes pursuant to the Exchange Offers without consenting to the proposed amendments to the Existing Public Note Indenture, or (ii) consent to the proposed amendments to the Existing Public Note Indenture without tendering its Existing Public Notes pursuant to the Exchange Offers. The electronic transmittal through The Depository Trust Company’s Automated Tender Offer Program (“ATOP”), which binds holders of Existing Public Notes by the terms of the Letter of Transmittal, in connection with the tender of Existing Public Notes, will be deemed to constitute consent of the tendering Eligible Holder of Existing Public Notes to the proposed amendments to the Existing Public Note Indenture.

Effectiveness	The consent of and the direction to the Existing Public Note Indenture Trustee by holders representing not less than a majority in aggregate principal amount of the Existing Public Notes is required to make the proposed amendments to the Existing Public Note Indenture. If the required consents are not received, the proposed amendments will not become effective and the Exchange Offers will not be completed. If the required consents are received, the Second Supplemental Public Note Indenture shall be executed by the Company and the Existing Public Note Indenture Trustee and will become effective on the Settlement Date.

Form of Second Supplemental Public Note Indenture	The form of Second Supplemental Public Note Indenture has been filed as an exhibit to the Company’s Form 8-K filed May 3, 2010.

SOLICITATION OF ACCEPTANCES TO THE STANDBY PLAN

Standby Plan	Pursuant to the terms of this Offering Memorandum and Disclosure Statement, the Company is soliciting from the Lenders, holders of Existing Public Notes (other than holders of De Minimis Public Notes Claims and holders of Existing Public Notes that are Large Non-Accredited Investors), holders of Existing Private Notes, and counterparties to Swap Agreements (the “Swap Counterparties”) votes to accept or reject the Standby Plan. Eligible Holders (other than holders of De Minimis Public Notes Claims), Lenders and Swap Counterparties will receive different treatment under the Standby Plan than they will receive under the Exchange Offers. Under the Standby Plan (a) the holders of De Minimis Public Notes Claims will receive cash equal to 100% of the aggregate principal amount of Existing Public Notes owned by such holder, (b) all other holders of Existing Notes and all Lenders will receive: (i) a cash payment equal to their pro rata share of the Settlement Payment less the payments made to holders of De Minimis Public Notes Claims, with such Settlement Payment repaying on a pro rata basis a portion of the outstanding principal amount of the Existing Loans and a portion of each holder’s Existing Notes, as the case may be; (ii) New Secured Notes or New Secured Loans (as applicable) in a principal amount equal to such holder’s or such Lender’s aggregate principal amount of Existing Notes or Existing Loans less the cash payment received by such holder or Lender under (i) above; (iii) accrued and unpaid interest on such Existing Loans and Existing Notes at the applicable default rate, and (iv) the Restructuring Fee relating to the New Secured Notes or New Secured Loans (as applicable), and (c) all existing Swap Agreements would be secured on a pari passu basis with the New Secured Notes and New Secured Loans (so long as any New Secured Notes or New Secured Loans are outstanding), provided that Swap Claims arising as a result of the termination of a Swap Agreement by any Swap Counterparty would receive a Secured Swap Note (as defined herein) in satisfaction of its claim. If neither the Exchange Offers nor the New Credit Agreement is consummated, but at least one of the classes of the holders of Existing Private Notes, Existing Public Notes and Existing Loans has voted to accept the Standby Plan as of the Expiration Time in a manner that satisfies the Threshold, the Company, pursuant to and subject to the Lock Up Agreement, may file a voluntary petition for relief under chapter 11 of the Code and seek prompt confirmation of the Standby Plan in the Court. See “Standby Plan.”

How to Vote on the Standby Plan	Only holders of a beneficial interest in the Existing Notes (other than (i) holders of De Minimis Public Notes Claims and (ii) holders of Existing Public Notes that are Large Non-Accredited Investors) will be entitled to vote to accept or reject the Standby Plan.

Tendering of the Existing Notes in the Exchange Offers will not be deemed to be a vote to accept the Standby Plan. Holders of a beneficial interest in the Existing Notes, other than (i) holders of De Minimis Public Notes Claims and (ii) holders of Existing Public Notes that are Large Non-Accredited Investors, that either do or do not tender Existing Notes in the Exchange Offers must independently vote either to accept or to reject the Standby Plan. Those holders of a beneficial interest in the Existing Notes that neither vote to accept nor vote to reject the Standby Plan will be deemed to have abstained from voting on the Standby Plan. Such holders who abstain will not be counted for purposes of determining whether the Threshold has been satisfied for a particular class. That is, they will not be counted as voting to accept or reject the Standby Plan, nor will they be included in the denominator when determining the percentage in amount and fraction of holders that have voted to accept the Standby Plan. The votes of holders of Existing Public Notes that are Large Non-Accredited Investors as of the Record Date are not being solicited. Such holders should notify the Voting Agent that they are Large Non-Accredited Investors, in which case they shall be deemed to have voted to reject the Standby Plan.

Revocation of Acceptances	Once made, votes to accept the Standby Plan may not be withdrawn or revoked once submitted to the Voting Agent, except as required by law or as otherwise provided herein; provided that, if the Voting Deadline has been extended past June 30, 2010, holders shall have the right to withdraw their votes. If a Case has been commenced, revocations of acceptances or rejections may be effected only with the approval of the Court.

Consequences to Non-Accepting Holders	Holders who do not accept the Standby Plan will be bound by the Standby Plan if it is confirmed by the Court.

DESCRIPTION OF THE NEW SECURED NOTES

The following provides a summary of the principal terms of the New Secured Notes which are offered by the Company in the Exchange Offers. It does not contain all the information that is important to you. For a more complete understanding of the New Secured Notes, please refer to the form of the New Secured Note Indenture attached hereto as Annex A, which you should review carefully. The statements contained in this summary do not purport to be precise or complete statements of all the terms and provisions of the New Secured Note Indenture or documents referred to therein, and reference is made to the New Secured Note Indenture and to such documents for the full and complete statements of such terms and provisions. The New Secured Note Indenture itself and the documents referred to therein control the actual terms and conditions governing the New Secured Notes and will be binding upon all holders New Secured Notes upon consummation of the Exchange Offers or, alternatively, the Standby Plan. In the event of any conflict between this summary, on the one hand, and the New Secured Note Indenture or any other operative document, on the other hand, the terms of the New Secured Note Indenture and/or such other operative document will control. Capitalized terms used in this summary section which are not otherwise defined in this Offering Memorandum and Disclosure Statement have the meaning ascribed to such terms in the New Secured Note Indenture.

Issuer	American Capital, Ltd.

Guarantors	None. The Company may be required in the future to cause certain subsidiaries to become guarantors, see Section 5.12(c) and Article XIII of the New Secured Note Indenture attached hereto as Annex A.

New Secured Notes Offered	The Company may issue in the Exchange Offers or the Standby Plan the following maximum aggregate principal amount of New Secured Notes (actual amounts issued will vary depending on the elections made with regard to the Notes Paydown Option or Notes Hold Option and the Loan Paydown Option or Loan Hold Option):

(i) Up to $937,943,033 in aggregate principal amount of the New Floating Rate Secured Notes and the New Fixed Rate Secured Notes;

(ii) Up to €14,842,253 in aggregate principal amount of the New Secured Euro Notes; and

(iii) Up to £3,263,524 in aggregate principal amount of the New Secured Sterling Notes.

Eligible Holders of the Existing Private Notes (other than holders of the Existing Euro Notes and the Existing Sterling Notes) and the holders of the Existing Public Notes who elect to participate in the Exchange Offers, will be given the opportunity to elect to receive either the New Floating Rate Secured Notes or the New Fixed Rate Secured Notes, by completing the relevant portion of the Letter of Transmittal.

The New Floating Rate Secured Notes, the New Fixed Rate Secured Notes, the New Secured Euro Notes and the New Secured Sterling Notes consist of four (4) separate series of New Secured Notes.

Final Maturity Date	December 31, 2013.

Interest	(i) New Floating Rate Secured Notes will bear interest at a rate per annum equal to one, two, three or six-month LIBOR (subject to a LIBOR floor of 2% per annum) plus the Applicable Percentage (as defined below) in effect at such time.

(ii) New Fixed Rate Secured Notes will bear interest at the rate per annum specified below, plus the Applicable Percentage in effect at the time:

- New Secured Dollar Notes: 2.46%

- New Secured Euro Notes: 2.25%

- New Secured Sterling Notes: 2.58%

(iii) The “Applicable Percentage” is set forth in the following grid:

Aggregate Outstanding Principal Amount of New Secured Notes and New Secured Loans	Applicable Percentage
≥ $1,000,000,000	6.5%
< $1,000,000,000	5.5%

(iv) If the Company fails to pay any Penalty Amortization Amount with respect to a series of New Secured Notes on each of December 31, 2011, June 30, 2012, December 31, 2012 and June 30, 2013 in accordance with scheduled thresholds in the following table for each such date, the Applicable Percentage with respect to all series of New Secured Notes will increase (on a cumulative basis for each such failure, if applicable) by an additional 0.50% per annum for each succeeding day until such time as such unpaid Penalty Amortization Amount and any other Penalty Amortization Amount that has not been paid in accordance with such schedule has been paid.

Date	Aggregate Penalty Amortization Amount of New Secured Notes and New Secured Loans combined*
December 31, 2011	$140,000,000
June 30, 2012	$100,000,000
December 31, 2012	$300,000,000
June 30, 2013	$350,000,000
Final Maturity	Balance

*	The Penalty Amortization Amount for the New Secured Notes is equal to the Securities Ratable Share (as defined below) of each combined aggregate amount shown in the table above. The dollar amounts assume 100% of the Existing Public Notes tender in the Exchange Offers. The aggregate dollar amounts will each be reduced by the percentage of Existing Public Notes that are not exchanged relative to the aggregate total debt outstanding under the New Secured Notes and New Secured Loans assuming 100% of Existing Public Notes do tender.

(v) On each day during an Asset Coverage Noncompliance Period, the New Secured Notes will bear interest at a rate 0.50% per annum higher than the applicable interest rate set forth in (i) and (ii) above. The interest rate of such New Secured Notes shall be retroactively increased by an additional 1.50% per annum during the period in which an Asset Coverage Noncompliance Period exists if a Default or Event of Default in relation a financial covenant under the New Secured Note Indenture has occurred with respect to the Fiscal Quarter immediately following the commencement of the applicable Asset Coverage Noncompliance Period.

(vi) Upon the occurrence, and during the continuance, of an Event of Default under the Indenture, the principal and, to the extent permitted by law, unpaid interest on the New Secured Notes shall automatically bear interest at a rate of 2% per annum in excess of the then applicable interest rate on the New Secured Notes

Interest Payment Dates	Interest on all of the New Secured Notes will be payable March 31, June 30, September 30 and December 31, commencing June 30, 2010.

Fees	The Company will be required to pay certain fees to the Holders, including: (i) a restructuring fee in an amount equal to 2% of the principal amount of New Secured Notes outstanding on the Settlement Date, payable on such date; and (ii) an extension fee in an amount equal to 1% of the principal amount of New Secured Notes outstanding on each of December 30, 2011 and December 30, 2012, payable on each such date.

Optional Redemptions	The New Secured Notes may be redeemed at the option of the Company in whole or in part from time to time at a price equal to 100% of the principal amount of New Secured Notes redeemed, plus accrued and unpaid interest to the date of redemption.

Scheduled Amortization and other Mandatory Redemptions

(i) Scheduled Amortization: For each series of outstanding New Secured Notes, the Company will redeem for such series on each date in the following table the Securities Ratable Share (as of the Settlement Date) of the corresponding aggregate principal amount of New Secured Notes and New Secured Loans set forth in the following table subject to adjustment by any amounts mandatorily redeemed or optionally redeemed (each, a “Scheduled Amortization Amount”), at a redemption price equal to 100% of the principal amount of such New

Secured Notes to be redeemed, plus accrued and unpaid interest thereon, to the applicable redemption date.

Date	Aggregate Scheduled Amortization Amount of New Secured Notes and New Secured Loans combined*
December 31, 2011	$40,000,000
June 30, 2012	—
December 31, 2012	$350,000,000
June 30, 2013	$300,000,000
Final Maturity	Balance

*	The Scheduled Amortization Amount for the New Secured Notes is equal to the Securities Ratable Share of each combined aggregate amount shown in the table above. The dollar amounts assume 100% of the Existing Public Notes tender in the Exchange Offers. The aggregate dollar amounts will each be reduced by the percentage of Existing Public Notes that are not exchanged relative to the aggregate total debt outstanding under the New Secured Notes and New Secured Loans assuming 100% of Existing Public Notes do tender.

The Company may defer redemption of Scheduled Amortization Amounts of New Secured Notes and corresponding scheduled amortization amounts under the New Credit Agreement, in an aggregate cumulative amount of principal payments of the New Secured Loans and principal redemptions of the New Secured Notes up to $200,000,000 prior to June 30, 2013. Such deferrals will in no event cause or permit the aggregate cumulative amount of principal payments of the New Secured Loans and principal redemptions of the New Secured Notes combined after the Settlement Date to be less than $690,000,000 on June 30, 2013.

(ii) Mandatory Redemptions: With respect to each series of New Secured Notes, the Company will redeem:

(a) an amount equal to the Securities Ratable Share of 100% of the net cash proceeds of certain debt (excluding certain permitted debt) incurred by the Company or any subsidiary of the Company after the Settlement Date;

(b) an amount equal to the Securities Ratable Share of 50% of the net cash proceeds of any capital stock issued by the Company or any subsidiary of the Company other than to the Company or a wholly owned subsidiary of the Company (including in any public, private or “PIPE” transaction) at any time after the second anniversary of the Settlement Date;

(c) an amount equal to the Securities Ratable Share of any Realized Proceeds received by the Company or any subsidiary of the Company after the Settlement Date. A portion of Realized Proceeds received by the Company from a reinvestment of Realized Proceeds or other retained cash is also subject to mandatory redemption as provided in the New Secured Note Indenture; and

(d) an amount equal to the Securities Ratable Share of the Prepayment Percentage of any excess cash flow for each fiscal year of the Company (or, in the case of fiscal year 2010, the portion thereof beginning on July 1, 2010);

provided that (x) the aggregate amount of funds from any source required to be applied to the redemption of the New Secured Notes pursuant to the mandatory redemptions described above will be reduced by an amount equal to the Securities Ratable Share of $510,000,000 and (y) no redemption of the New Secured Notes will be required pursuant to the mandatory redemptions described above and no deposits in the prepayment deposit account pursuant to (c) above will be required until the aggregate amount that but for clause (x) above would be required to be applied to the redemption of the New Secured Notes pursuant to any mandatory redemption exceeds the Securities Ratable Share of $510,000,000.

If the Company fails to pay the Scheduled Amortization Amount on or before the due date, such failure will constitute an event of default under the New Secured Notes.

(iii) Certain Defined Terms used in this Section:

“Prepayment Percentage” means the percentage calculated based on the aggregate principal amount outstanding of New Obligations of all series as follows:

Aggregate Outstanding Principal Amount of New Secured Notes and New Secured Loans	Prepayment Percentage
≥ $950,000,000	50%
< $950,000,000	25%

“Closing Payment” means the cash payment made by the Company on the Settlement Date to former holders of the Existing Private Notes and the Existing Public Notes as part of the Restructuring Transactions, of the principal amount outstanding of Existing Private Notes and the Existing Public Notes pursuant to the elections made by the Eligible Holders under the Notes Paydown Option and Notes Hold Option.

“Realized Proceeds” means (i) net cash proceeds received by the Company or any subsidiary of the Company (including dividends and distributions received by the Company or any subsidiary of the Company from dispositions of capital stock or assets by certain portfolio investments) from the disposition of any portfolio investment (including debt, equity and structured product assets), (ii) voluntary prepayments received in cash from any portfolio investment consisting of certain debt (other than debt under a revolving credit commitment to the extent the credit commitments under such revolving credit commitment are not permanently reduced or terminated at such time) and (iii) payments received in cash at or after the scheduled final maturity of any investment loan.

“Securities Ratable Share” at any time means, with respect to a series of New Secured Notes, the percentage equivalent of (i) the outstanding principal amount of New Secured Notes of such series divided by (ii) the sum of the aggregate outstanding principal amount of New Secured Loans and the aggregate outstanding principal amount of all series of New Secured Notes at such time.

Security	The New Secured Notes and guarantees (if any) will be senior secured obligations and will be secured by first priority liens (subject to permitted liens) on substantially all (subject to certain exceptions) existing and hereafter acquired tangible and intangible assets of the Company and the Subsidiary Guarantors, including: (i) all capital stock and other equity interests owned by the Company and the Subsidiary Guarantors (limited to 65% of the voting stock of any first tier foreign subsidiaries), and (ii) substantially all cash and cash equivalents of the Company and the Subsidiary Guarantors (the “Collateral”), as set forth in the Security Agreement between the Company, the Subsidiary Guarantors, if any, and the Collateral Trustee in the form filed as an exhibit to the Company’s Form 8-K filed on May 3, 2010 (the “Security Agreement”), subject to revisions approved by the Public Notes Steering Committee, the Private Notes Steering Committee and the Majority Consenting Creditors. The Collateral will also secure on a pari passu basis the New Secured Loans, the Swap Agreements (so long as any New Secured Notes or New Secured Loans are outstanding) and future permitted pari passu obligations (collectively, the “Secured Obligations”) and will be subject to the terms of the Collateral Trust and Intercreditor Agreement in the form filed as an exhibit to the Company’s Form 8-K filed on May 3, 2010 (the “Collateral Trust and Intercreditor Agreement”), subject to revisions approved by the Public Notes Steering Committee, the Private Notes Steering Committee and the Majority Consenting Creditors.

Collateral Trust and Intercreditor Agreement

On the date of the New Secured Note Indenture, the Company, the New Secured Note Guarantors, the New Secured Note Trustee, the New Administrative Agent and certain other parties thereto, will enter into a Collateral Trust and Intercreditor Agreement with the Collateral Trustee. The Collateral Trust and Intercreditor Agreement will set forth the terms on which collateral will be received, held, administered, maintained and enforced and the terms on which the proceeds of all the assets pledged as collateral at any time in respect of the Secured Obligations shall be distributed, in trust for the benefit of the present and future holders of the New Secured Notes, the New Credit Agreement and the Swap Agreements. The form of Collateral

Trust and Intercreditor Agreement is filed as an exhibit to the Company’s Form 8-K filed on May 3, 2010.

Ranking	The New Secured Notes will be the Company’s senior secured obligations and will:

•

be secured by a first-priority security interest, subject to permitted liens, in the collateral granted to the Collateral Trustee for the benefit of the holders of the New Secured Notes, which security interest will also secure, on a pari passu basis, the New Secured Loans, the Swap Agreements (so long as any New Secured Notes or New Secured Loans are outstanding) and any future permitted pari passu obligations;

•	rank senior in right of payment to the Company’s future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the New Secured Notes;

•

be effectively senior in right of payment to all of the Company’s existing and future unsecured debt and other unsecured obligations to the extent of the New Secured Notes’ pro rata share of the value of the collateral securing the New Secured Notes; and

•	be structurally subordinated to all obligations of each of the Company’s subsidiaries that does not become a guarantor of the New Secured Notes.

As of December 31, 2009 and on a pro forma basis after giving effect to the Exchange Offers based on the assumptions set forth under “Capitalization”, the Company estimates that the Company would have had approximately $1,308 million of first priority secured debt outstanding (based on the prevailing exchange rates on December 31, 2009). See “Capitalization”.

Representations and Warranties	Under the terms of the New Secured Note Indenture, the Company makes certain representations and warranties, including, but not limited to, financial information; no material adverse change; existence and power; compliance with laws; organizational and governmental authorization; no contravention; all consents required; binding effect; litigation; investment company act; margin stock; compliance with the Employee Retirement Income Security Act of 1974, as amended; subsidiaries; ownership of property; liens; taxes; intellectual property; insolvency; capital stock; available assets; labor matters; full disclosure; no default; the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended; environmental matters; security interests; debt prepayments; restricted payments and delivery of certain documents.

Covenants

The New Secured Note Indenture will contain certain affirmative covenants requiring the Company to take certain actions and comply with various obligations, including: (i) delivery of financial statements; (ii) delivery of certificates and other information; (iii) payment of taxes and other obligations; (iv) maintenance of corporate existence; (v) maintenance of property and insurance; (vi) permitting inspection of property and maintenance of proper books and records; (vii) delivery of notice of the occurrence of an event of default and certain other events; (viii) compliance with environmental laws; (ix) maintenance of a minimum ratio of adjusted operating cash flow to cash interest expense and a minimum ratio of total pledged assets to secured debt, each at levels set forth in the New Secured Note Indenture and tested on a quarterly basis; (x) use of commercially reasonable efforts to maintain ratings; (xi) compliance with laws; (xii) delivery of new or amended security documents to include after acquired collateral; (xiii) causing certain subsidiaries and portfolio investments of the Company that manage certain investment vehicles to comply with restrictions on its purpose and business; (ix) payment of principal and interest; and (x) certain post-closing obligations. The New Secured Note Indenture will also contain certain negative covenants, including, subject to certain exceptions, restrictions on: (i) the incurrence of additional debt; (ii) liens (other than certain permitted liens, including liens granted to secure certain types of permitted debt, liens granted in permitted securitization transaction assets, leases granted in the ordinary course, liens to secure obligations with respect to permitted letters of credit, liens existing on property at time of acquisition, and customary banker’s liens and rights of set-off); (iii) consolidations, mergers and sales of assets; (iv) acquisitions and investments; (v) transactions with affiliates; (vi) change in fiscal year; (vii) entry into certain restrictive agreements; (viii) the making of dividends and other distributions; (ix) dissolution or liquidation; (x) the incurrence of debt by American Capital, LLC; (xi) optional payments and modifications of certain debt instruments; (xii) entry into certain agreements with negative pledge clauses; and (xiii) deferral of payments and redemptions of New Secured Loans and New Secured Notes. These covenants will be substantially the same as the covenants under the New Credit Agreement.

These covenants are subject to a number of important exceptions. See Article V and VI of the New Secured Note Indenture attached hereto as Annex A.

Events of Default

The New Secured Note Indenture will contain certain events of default, including, subject to thresholds, materiality and certain exceptions, including exceptions with respect to subsidiaries of the Company constituting portfolio investments: (i) non-payment of principal when due; (ii) non-payment of interest or other amounts when due beyond the applicable grace period; (iii) material breach of any representation or warranty; (iv) violation of covenants; (v) default in payment of an aggregate amount of $25,000,000 or more of debt (other than the New Secured Notes); (vi) commencement of any bankruptcy or insolvency proceedings with respect to the Company or any subsidiary (other than certain special purpose entities); (vii) judgments against the Company or any subsidiary (other than certain special purpose entities) involving an aggregate liability of $40,000,000 or more; (viii) certain ERISA events; (ix) the occurrence of a change of control; (x) certain changes in ownership of subsidiaries; and (xi) failure of the New Secured Note Indenture, the security documents and other related documents to remain in full force and effect. The events of default will be substantially the same as the events of the default under the New Credit Agreement.

Trust Indenture Act	The New Secured Note Indenture governing the New Secured Notes issued under the Exchange Offers will not be qualified under the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The New Secured Notes issued pursuant to the Exchange Offers will therefore not have the benefit of certain provisions required for an indenture that is qualified under the Trust Indenture Act, including the requirement that the Company provide certain certificates or opinions to the New Secured Note Trustee in relation to the collateral securing such New Secured Notes. The New Secured Note Indenture governing the New Secured Notes issued under the Standby Plan will be qualified under the Trust Indenture Act and will have the benefit of all such provisions required thereunder. The provisions required by the Trust Indenture Act that will not be in the New Secured Note Indenture governing the New Secured Notes issued under the Exchange Offers are as set forth in certain footnotes in the form of New Secured Note Indenture attached hereto as Annex A.

Transfer restrictions	The notes have not been registered under the Securities Act or any state securities laws. The New Secured Notes may be transferred or resold in the United States pursuant to Rule 144 under the Securities Act, as described under the section “Transfers of New Secured Notes and Securities Laws”.

Form and Denomination	The New Floating Rate Secured Notes and New Fixed Rate Secured Notes will be represented by one or more global notes, deposited with the New Secured Note Trustee as a custodian for DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and any transfers will be effective only through, records maintained by DTC and its participants. Interests in the global notes will be issued in minimum denominations of $1.00 and integral multiples of $1.00 for New Floating Rate Secured Notes and the New Fixed Rate Secured Notes.

The New Secured Euro Notes and New Secured Sterling Notes will be represented by registered certificated notes issued in the name designated by the tendering holder of the Existing Euro Notes or Existing Sterling Notes, as applicable, in the Letter of Transmittal. The New Secured Euro Notes and New Secured Sterling Notes will be issued in minimum denominations of €1.00 and integral multiples of €1.00 in the case of the New Secured Euro Notes and £1.00 and integral multiples of £1.00 in the case of New Secured Sterling Notes.

Risk Factors	See “Risk factors” for a discussion of certain factors that you should carefully consider before deciding whether to exchange your Existing Notes for New Secured Notes.

Use of Proceeds	The Company will not receive any proceeds from the Exchange Offers or the issuance of New Secured Notes.

Trustee	Wilmington Trust FSB, in its capacity as trustee (the “New Secured Note Trustee”) under the New Secured Note Indenture.

Governing Law	The indentures for the Existing Notes are, and the New Secured Note Indenture and the New Secured Notes will be, governed by New York law.

Risk Factors

You should carefully consider all of the information in this Offering Memorandum and Disclosure Statement. In particular, you should evaluate the specific risk factors set forth under “Risk Factors” for a discussion on the material risks involved with investments in the New Secured Notes to be exchanged for the Existing Notes and, with respect to Eligible Holders of the Existing Public Notes, in deciding whether or not to consent to the proposed amendments to the Existing Public Note Indenture.

Principal Executive Office

The principal executive office of the Company is as follows:

American Capital, Ltd.

2 Bethesda Metro Center

14th Floor

Bethesda, MD 20814

Telephone: (301) 951-6122

Attn: Compliance Officer

RISK FACTORS

You should consider carefully the following risks and all the information set forth in this Offering Memorandum and Disclosure Statement before making a decision whether to participate in the Exchange Offers, whether to vote to accept or reject the Standby Plan and, with respect to Eligible Holders of the Existing Public Notes, whether to consent to the Public Note Consent Solicitation. You should read this entire “Risk Factors” section, regardless of what decision you may make in relation to your participation in the Exchange Offers, whether to vote to accept or reject the Standby Plan and, with respect to Eligible Holders of the Existing Public Notes, whether to consent to the Public Note Consent Solicitation.

The information in this Offering Memorandum and Disclosure Statement and any information, reports and other documents that may have previously been provided to Eligible Holders by the Company include forward-looking statements that involve risks and uncertainties. The actual results of the Company could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in this section and elsewhere in this Offering Memorandum and Disclosure Statement. See “Forward-Looking Statements.” This section should be read in conjunction with Item 1A “Risk Factors” in the Company’s annual report on Form 10-K/A for the year ended December 31, 2009 which is incorporated herein by reference.

Many factors could have an effect on the financial performance and condition of the Company. The Company is presently and, after the Exchange Offers, will continue to be, subject to various risks resulting from changing economic, environmental, industry, business, financial and political conditions. The principal risk factors as they relate to the Exchange Offers, the New Secured Notes and the Standby Plan are described below.

Risks Related to NOT Accepting the Exchange Offer or Rejecting the Standby Plan

The Exchange Offers may not be consummated and the Company may not obtain acceptances that satisfy the Threshold and the requirements under the Lock-Up Agreement for filing the Standby Plan.

If the conditions to the Exchange Offers are not satisfied or, to the extent waivable, waived, the Company will not be obligated to accept any Existing Notes tendered in the Exchange Offers. These conditions cannot be waived by the Company without the consent of the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors. See “The Exchange Offers and Solicitations of Consents and Votes on the Standby Plan—Conditions to the Exchange Offers”.

Unless the Company consummates the Restructuring Transactions, including the Exchange Offers or the Standby Plan, it does not expect that it will have, or have access to, sufficient liquidity to meet its debt repayment obligations should the holders of the Existing Private Notes seek payment of their notes as a result of their acceleration or should any acceleration of the Existing Credit Agreement or Existing Public Notes occur. Due to the Company’s non-compliance with certain covenants and financial ratios in the Existing Credit Agreement and defaults thereunder, the Company’s outstanding indebtedness of approximately $1,388 million thereunder may be declared immediately due and payable as early as May 31, 2010, the date the current waiver under the Lock Up Agreement from the Lenders under our Existing Credit Agreement expires. On August 28, 2009, the holders of the Company’s Existing Private Notes declared that the unpaid principal amount of the Existing Private Notes outstanding, plus all accrued and unpaid interest and the respective Make Whole Amount for each series, were immediately due and payable. Although the Company has not repaid these obligations in full, the Company has entered into forbearance agreements with all of these noteholders, under which the noteholders agreed to forbear from exercising certain rights and remedies with respect to the events of default that have occurred under their respective series. Holders of Existing Private Notes have previously declared immediately due and payable the Company’s outstanding indebtedness of approximately $414 million thereunder, but are currently forbearing with respect to the exercise of certain remedies pursuant to certain forbearance agreements for each series, which remedies may be exercised by holders of a majority in principal amount of the Existing Private Notes outstanding under each series terminating the forbearance agreement for such series. In addition, during the continuance of an event of default under the Existing Public Notes, the Existing Public Note Indenture Trustee or the holders of at least 25% of the outstanding principal amount of the Existing Public Notes may declare all obligations outstanding under the Existing Public Notes to be immediately due and payable at any time upon notice of such declaration to the Company. If all such indebtedness, which totaled approximately $2,352 million as of December 31, 2009 were to become immediately due and payable, it would likely result in a material adverse effect on the Company’s financial condition, operations and debt service capabilities. As of December 31, 2009, excluding restricted cash, the Company had a current cash balance of $835 million to address its liquidity needs. For a description of the Company’s non-compliance with the covenants under its Existing Credit Facility, the Note Purchase Agreements and the Existing Public Note Indenture, see the Company’s annual report on Form 10-K/A for the year ended December 31, 2009 and “Incorporation by Reference; Additional Information.”

There can be no assurance that the Company will satisfy the requirements of the Lock Up Agreement or that holders that agreed in the Lock Up Agreement to submit acceptances of the Standby Plan will actually do so. If the Company cannot obtain the Threshold of acceptances from at least one of the classes of the Existing Private Notes, the Existing Public Notes and the Existing Loans, then the Company will be unable to confirm the Standby Plan. In such a case, the conditions to the exchange that is contemplated by the Standby Plan will not be satisfied and the Restructuring Transactions cannot be consummated. The Company would need to consider its alternatives. In such event, the Company may seek to accomplish an alternative restructuring of its capitalization and obligations to creditors and equity holders or potentially may file a case under the Code on terms other than as contemplated by the Standby Plan. There can be no assurance that the terms of any such alternative restructuring would be similar, or as favorable, to the Company’s creditors as those proposed in the Standby Plan. Nor can there be any assurance as to the value that would be available to holders of Existing Notes and the Lenders in the case of any such filing.

If the Exchange Offers are unsuccessful, but the Company receives sufficient votes to accept the Standby Plan, Eligible Holders that did not vote to accept the Standby Plan would nevertheless receive New Secured Notes in exchange for their Existing Notes following a filing of a Case and confirmation of the Standby Plan.

In connection with this Offering Memorandum and Disclosure Statement, the Company is soliciting votes to accept the Standby Plan. If the Exchange Offers are unsuccessful, but the Threshold is met with respect to the Existing Private Notes, the Existing Public Notes or the Existing Loans, then the Company may file a voluntary petition for relief under chapter 11 of the Code and seek, as promptly as practicable thereafter, confirmation of the Standby Plan. Holders of Existing Loans in excess of the Threshold have entered into the Lock Up Agreement and, if the Company satisfies the terms thereof, those holders will be obligated to vote to accept the Standby Plan. If the Company chooses to effectuate the restructuring in Court through the Standby Plan, and the Standby Plan is approved, all holders of Existing Notes (other than holders of De Minimis Public Notes Claims) will receive the same treatment and will be bound by the terms of the Standby Plan whether or not they vote to accept the Standby Plan. Under the Standby Plan, all holders of Existing Notes will receive the New Secured Notes, including Accredited Investors who hold Existing Notes that did not vote to accept the Standby Plan.

If the Exchange Offers are not consummated and the Standby Plan is not approved, the Company may seek other accommodations with its creditors or alternative financing or, failing that, the Company may need to seek relief under the Code without the benefit of a prepackaged plan of reorganization approved by the claimants. If the Company files under such circumstances, holders of Existing Notes may receive consideration that is substantially less than what is being offered in the Exchange Offers or the Standby Plan.

If the Company does not consummate the Exchange Offers or obtain approval of the Standby Plan, it may need to seek relief under the Code without the benefit of a plan of reorganization previously approved by claimants, if an alternative restructuring or alternative financing cannot be accomplished.

The Company believes that seeking relief under the Code other than in connection with the Standby Plan could materially adversely affect the relationships between the Company and its existing and potential securityholders, employees, partners and other stakeholders. For example:

•	it is likely that such a filing would substantially erode the Company’s portfolio companies’ confidence in the Company’s ability to provide financial support and managerial assistance;

•	employees could be distracted from performance of their duties, or more easily attracted to other career opportunities;

•	it may be more difficult to attract or replace key employees;

•

lenders and other partners could seek to terminate their relationships with the Company, require financial assurances or enhanced returns, or refuse to provide credit on the same terms as prior to the filing of a Case;

•	lenders to and customers of the Company’s portfolio companies could in certain cases take adverse actions with regard to such portfolio companies;

•	if the Company is not able to confirm and implement a plan of reorganization it may be forced to liquidate under the Code;

•	any distributions to Eligible Holders as a result of filing a Case could be substantially delayed and the value of any potential recovery likely could be adversely impacted by such delay; and

•

any alternative financing raised as part of a plan of reorganization would most likely be available only on a secured basis, which would give such lenders priority over the holders of Existing Notes in any subsequent filing of a case under the Code, liquidation, or insolvency proceeding.

For a further discussion of potential consequences relating to the Company commencing a Case, please see the section below “—Risks Related to implementing the Standby Plan”.

Risks to Non-Tendering Holders of Existing Public Notes

The following risks specifically apply to the extent a holder of Existing Public Notes elects not to participate in the Exchange Offers. There are additional risks attendant to being an investor in the Company’s securities that you should review, whether or not you elect to tender your Existing Notes. These risks are described elsewhere in this “Risk Factors” section under the headings “—Risks to Tendering Holders of Existing Notes” and in the Company’s annual report on Form 10-K/A for the year ended December 31, 2009, which is incorporated herein by reference.

If the Company consummates the Exchange Offers, claims with respect to the Existing Public Notes that remain outstanding thereafter will be structurally subordinated to claims with respect to the New Secured Notes, the New Credit Agreement and the Swap Agreements, and in the event of a filing of a case under the Code, liquidation or insolvency, there would be fewer assets remaining from which the claims of such Existing Public Notes could be satisfied.

The unsecured nature of the claims of the non-tendered Existing Public Notes could materially and adversely affect the value of a holder’s non-tendered or not accepted Existing Public Notes and, in the event of a filing of a case under the Code, liquidation or insolvency of the Company, the extent of such holder’s recovery. The New Secured Notes will be secured by a first-priority lien (subject to permitted liens) on substantially all (subject to certain exceptions) of the Company’s and the Subsidiary Guarantor’s (if any) existing and hereafter acquired tangible and intangible assets. The first-priority lien in favor of the New Secured Notes also secures on a pari passu basis the New Secured Loans, the Swap Agreements (so long as any New Secured Notes or New Secured Loans are outstanding) and any future permitted pari passu obligations. See “Description of the New Secured Notes—Security “ and “Description of the New Credit Agreement”. Consequently, any Existing Notes

not tendered by holders or not accepted for exchange or otherwise left outstanding following consummation of the Exchange Offers will be effectively subordinated to indebtedness under the New Secured Note Indenture, the New Credit Agreement and the Swap Agreements to the extent of the value of the collateral securing such obligations. In the event of the Company’s filing of a case under the Code, liquidation or insolvency, the proceeds from any collateral sales will be applied first to satisfy such secured indebtedness, and there would be fewer assets remaining from which the claims of the Existing Public Notes could be satisfied.

If the Exchange Offers are consummated, proposed amendments to the Existing Public Note Indenture will reduce the protections afforded to non-tendering holders of Existing Public Notes.

If the Exchange Offers are consummated, then the Existing Public Note Indenture will be amended and remaining holders of Existing Public Notes will be bound by the terms of the Second Supplemental Note Indenture.

The proposed amendments would eliminate provisions under the debt instruments governing non-tendered Existing Public Notes, including the requirement that the Company maintains an asset coverage ratio of at least 200%. As a result, non-tendering holders would no longer be entitled to the benefit of most of the covenants that are currently contained in the Existing Public Note Indenture. See “Proposed Amendments to the Existing Public Note Indenture.”

The liquidity of unexchanged Existing Public Notes will likely be reduced and the market prices for non-tendered Existing Public Notes may therefore be reduced.

There is currently a limited trading market for the Existing Public Notes. The trading markets for the Existing Public Notes outstanding after the Exchange Offers could become even more limited or nonexistent due to the reduction in the amount of the Existing Public Notes outstanding after completion of the Exchange Offers. Therefore, the market price for Existing Public Notes that are not tendered in the Exchange Offers may be adversely affected. The reduced float also may tend to make the trading prices of Existing Public Notes that are not exchanged more volatile. The market prices for unexchanged Existing Public Notes may also be negatively affected by their effective subordination to the New Secured Notes and the New Secured Loans.

The Company may purchase Existing Public Notes in the open market.

The Company and its affiliates reserve the right in the future, subject to any restrictions the Company may be subject to under the New Credit Agreement and the New Public Note Indenture, to seek to acquire the Existing Public Notes, other than pursuant to the Exchange Offers, by means of open market purchases, privately negotiated acquisitions, subsequent exchange or tender offers, redemptions or otherwise, at prices or on terms that may be higher or lower or more or less favorable than those in the Exchange Offers and consent solicitation, and which may adversely affect the liquidity and trading price of the Existing Public Notes in the secondary market.

Tax Risks to Non-Tendering Holders of Existing Public Notes

The proposed amendments to the Existing Public Note Indenture may be treated as a taxable exchange for tax purposes, and may consequently give rise to taxable income in the year of amendment as well as original issue discount taxable to a holder over the term of the New Secured Notes.

If the adoption of the proposed amendments to the Existing Public Note Indenture constitutes a “deemed” exchange for U.S. federal income tax purposes with respect to any or all of the Existing Public Notes, then the amended notes would be treated as newly issued debt obligations. As a consequence, non-tendering holders could be treated as having a taxable “exchange” as a result of the amendments. Moreover, if in that case the outstanding principal amount on the Existing Public Notes exceeds the “issue price” of the amended notes received in such “deemed” exchange by more than a de minimis amount, the amended notes would bear original issue discount (“OID”) for federal income tax purposes. If so, a holder may be required to include the accrual of the OID in income prior to the receipt of a corresponding amount of cash. See “Certain Federal Income Tax Consequences—Proposed Amendments to the Non-Tendered Existing Public Notes” below.

Tax Risks to Tendering Holders of Existing Notes

Holders of the Existing Notes may recognize income in the Exchange Offer.

An Eligible Holders may recognize taxable gain as a result of their exchange of Existing Notes pursuant to the Exchange Offers or the Standby Plan. Any cash or other property received in satisfaction of accrued but unpaid interest in any exchange will be taxable to the holder as interest income to the extent not previously so included. See “Certain Federal Income Tax Consequences—Tax Consequences to U.S. Holders” and “—U.S. Federal Income Tax Consequences to Non-U.S. Holders” below.

The New Secured Notes may be issued with original issue discount, which will constitute taxable income to you over the term of such notes.

The New Secured Notes may be issued with OID for U.S. federal income tax purposes. A holder of a New Secured Note issued with OID will be required to accrue and include the OID in the holder’s gross income as interest on a constant yield basis over the term of the notes, regardless of the holder’s regular method of accounting for U.S. federal income tax purposes. Accordingly, a holder may be required to include the accrual of the OID in income prior to the receipt of a corresponding amount of cash. See “Certain Federal Income Tax Consequences” below.

Risks to Tendering Holders of Existing Notes

The following risks specifically apply only to holders of New Secured Notes issued in the Exchange Offers and should be considered, along with the other risk factors, by Eligible Holders. There are additional risks attendant to being an investor in our debt securities that you should review, whether or not you elect to tender your Existing Notes. These risks are described in the Company’s annual report on Form 10-K/A for the year ended December 31, 2009, which is incorporated herein by reference.

A holder of Existing Notes that is exchanging Existing Notes for New Secured Notes with a later maturity, may ultimately find that the Company is able to repay the non-tendered Existing Public Notes when they mature, but is unable to repay or refinance the New Secured Notes when they mature at a later date.

If you are a holder of Existing Notes, you may be offered New Secured Notes with a later maturity than the Existing Notes that you presently own. It is possible that tendering holders of such Existing Notes will be adversely affected by the extension of maturity. Following the maturity date of the Existing Public Notes, but prior to the maturity date of the New Secured Notes, the Company may become subject to filing a case under the Code or similar proceeding. If so, holders of the Existing Public Notes who opted not to participate in the Exchange Offers may have been paid in full, and there is a risk that the holders of the Existing Public Notes who did opt to participate in the Exchange Offers will not be paid in full. If you decide to tender certain Existing Private Notes or the Existing Public Notes, you will be exposed to the risk of nonpayment for a longer period of time.

There may not be an active trading market for the New Secured Notes.

Prior to the Exchange Offers, there have been no markets for the New Secured Notes and the Company cannot assure you that active trading markets for the New Secured Notes will develop or be sustained. The New

Secured Notes are subject to restrictions on trading and may therefore only be traded in the private institutional market. See “Transfers of New Secured Notes and Securities Laws.”

If any of the New Secured Notes are traded after their initial issuance, they may trade at a discount from their initial issue price or principal amount, depending upon many factors, including prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition, performance and prospects of the Company. Any decline in trading prices, regardless of the cause, may adversely affect the liquidity and trading markets for the New Secured Notes.

The Company may purchase the New Secured Notes in the open market, which may affect the liquidity and price of the New Secured Notes.

The Company and its affiliates reserve the right in the future, subject to applicable restrictions in the New Secured Note Indenture and the New Credit Agreement, to seek to acquire the New Secured Notes by means of open market purchases, privately negotiated acquisitions, exchange or tender offers, redemptions or otherwise, which may adversely affect the liquidity and trading price of the New Secured Notes. See “Description of the New Secured Notes”.

The collateral securing the New Secured Notes may not be sufficient to repay all amounts due to the holders of the New Secured Notes.

The New Secured Notes, the New Secured Loans and the Swap Agreements will be secured on a first priority basis, pari passu with each other, by collateral as further described in “Description of the New Credit Agreement” and “Description of the New Secured Notes”. In the event there is a default and foreclosure on the collateral, the proceeds from the sale of collateral may not be sufficient to satisfy the Company’s obligations under the New Secured Note Indenture, the New Credit Agreement and the Swap Agreements and any other ratably secured obligations. In addition, no assurance can be given that liens on the collateral on behalf of the holders of the New Secured Notes will be perfected in a timely manner or at all. By its nature, some or all of the collateral will be illiquid and may not be saleable in a timely manner at the value such collateral is reported by the Company. Accordingly, the Company cannot assure you that all the collateral will be able to be sold or that there will be sufficient funds available to repay the New Secured Notes. See “Description of the New Credit Agreement” and “Description of the New Secured Notes” for permitted liens on the collateral and assets excluded from collateral.

The rights of the holders of the New Secured Notes with respect to the collateral securing the New Secured Notes will be limited pursuant to the terms of the applicable security documents, including the terms of the Collateral Trust and Intercreditor Agreement.

A petition for relief under the Code may limit the Collateral Trustee’s ability to foreclose on the collateral securing the New Secured Notes, and this may cause such collateral to be an insufficient source from which to pay amounts due on the New Secured Notes.

The right of the Collateral Trustee to repossess and dispose of, or otherwise exercise remedies in respect of, the collateral securing the New Secured Notes and the related guarantees, if any, upon the occurrence of an event of default may be significantly impaired by applicable law if a bankruptcy case were to be commenced by or against the Company prior to the Collateral Trustee having repossessed and disposed of, or otherwise exercised remedies in respect of, the collateral. Under the Code, a secured creditor such as the Collateral Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without Court approval. Moreover, the Code generally permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments if the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a Court, it is impossible to predict how long payments with respect to the New Secured Notes could be delayed following commencement of a Case, whether or when the Collateral Trustee could repossess or dispose of the collateral or whether or to what extent holders of the New Secured Notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.” Furthermore, in the event the Court determines the value of the collateral is not sufficient to repay all amounts due on the New Secured Notes, the holders of the New Secured Notes would hold “undersecured claims.” In general, the Code does not permit the payment and/or accrual of interest, costs and attorney’s fees for “undersecured claims” during the pendency of a Case.

Any subsidiary guarantee and any pledge of collateral granted in connection with any subsidiaries becoming guarantors under the New Credit Agreement and New Secured Note Indenture may potentially raise fraudulent transfer issues, which could impair the enforceability of the subsidiary guarantees.

Under certain conditions, subsidiaries of the Company are obligated to become unconditional joint and several guarantors of the Company’s obligations under the New Credit Agreement and the New Secured Note Indenture and to pledge collateral under the Security Agreement. The incurrence of the guarantees and liens by any subsidiary may be subject to review under the Code or relevant state fraudulent conveyance laws if a Case or lawsuit is commenced by or on behalf of the subsidiaries’ unpaid creditors. Under these laws, if a court were to find that, at the time such subsidiary incurred a guarantee or the lien in connection with the New Credit Agreement and the New Secured Notes, such subsidiary:

•	incurred the guarantee or lien in connection with the New Secured Notes with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than the reasonably equivalent value or fair consideration for incurring guarantee or the lien in connection with the New Secured Notes and such guarantor:

•	was insolvent or was rendered insolvent;

•	was engaged, or about to be engaged, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business; or

•

intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes), then the court could void all or a portion of the obligations under the guarantees or the obligations under the pledge of collateral granted in connection with the New Secured Notes, or subordinate the amounts owing under such guarantee or pledge to such subsidiary’s presently existing or future debt or take other actions detrimental to you. In addition, under such circumstances, the value of any consideration holders received with respect to the New Secured Notes, including upon foreclosure on the collateral, could also be subject to recovery from such holders and possibly from subsequent transferees, or holders might be returned to the same position they held as holders of the Existing Notes. If the pledge of collateral were voided and the issuance of the guarantees were not voided, holders of New Secured Notes would be unsecured creditors of the guarantors with claims that ranked pari passu with all other unsubordinated unsecured creditors of the applicable guarantor, including trade creditors.

It may be asserted that the guarantor subsidiaries incurred their guarantees for the Company’s benefit and they incurred the obligations under the guarantees for less than reasonably equivalent value or fair consideration.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, a company would be considered insolvent if, at the time it incurred the debt or issued the guarantee, either:

•	the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation; or

•

the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured.

If a guarantee and the pledge of collateral granted in connection therewith is avoided as a fraudulent conveyance or found to be unenforceable for any other reason, you will not have a claim against that guarantor and will only be a creditor of the Company or any guarantor whose obligation was not set aside or found to be unenforceable.

The Company may purchase or repay any Existing Public Notes not tendered in the Exchange Offers on terms that could be more favorable to holders of such Existing Public Notes than the terms of the Exchange Offers.

Subject to applicable law, the New Credit Agreement and New Secured Note Indenture, after the Expiration Time, the Company may purchase Existing Public Notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders of such Existing Public Notes than the terms of the Exchange Offers. The Company also reserves the right to repurchase any Existing Public Notes not tendered in accordance with their terms, subject to the New Secured Note Indenture and the New Credit Agreement. If the Company decides to repurchase or repay Existing Public Notes that are not tendered in the Exchange Offers, those holders who decided not to participate in the Exchange Offers could be better off than those who participated in the Exchange Offers.

Risks Related to implementing the Standby Plan

The commencement of a Case for the purpose of implementing the Standby Plan may result in a number of adverse consequences.

The Standby Plan provides for different treatment of holders of Existing Notes, Lenders and Swap Counterparties than under the out-of-court Restructuring Transactions.

Under the Standby Plan, holders of Existing Notes (other than holders of De Minimis Public Notes Claims), Lenders and Swap Counterparties will receive different treatment than they will under the out-of-court Restructuring Transactions. Under the Standby Plan, Eligible Holders and Lenders are not provided with the opportunity to make the election available under the out-of-court Restructuring Transactions as to their treatment by way of (i) a Notes Paydown Option or Loan Paydown Option, as applicable, or (ii) a Notes Hold Option or Loan Hold Option, as applicable. Rather, under the Standby Plan all holders of Existing Notes (other than holders of De Minimis Public Notes Claims) and Lenders will receive (i) a cash payment equal to their pro rata share of the Settlement Payment less the payments made to holders of De Minimis Public Claims, with such Settlement Payment repaying on a pro rata basis a portion of the outstanding principal amount of the Existing Loans and a portion of each holder’s Existing Notes, as the case may be and (ii) New Secured Notes or New Secured Loans, as applicable, in a principal amount equal to such holder’s or such Lender’s aggregate principal amount of Existing Notes or Existing Loans less the cash payment received by such holder or Lender under (i) in this sentence. Under the Standby Plan, all existing Swap Agreements would be secured on a pari passu basis with the New Secured Notes and New Secured Loans on the same basis as provided in the out-of-court Restructuring Transactions (so long as any New Secured Notes or New Secured Loans are outstanding); however, Swap Claims arising as a result of the termination of a Swap Agreement by any Swap Counterparty would receive a Secured Swap Note in satisfaction of its claim.

If the Exchange Offers are unsuccessful, the Company may seek to confirm the Standby Plan under the “cramdown” standards.

If the Exchange Offers are not successful, and any class of the Existing Private Notes, the Existing Public Notes or the Existing Loans voted to reject the Standby Plan, then the Company may file a Case and seek confirmation of the Standby Plan over the rejection of any impaired class of creditors under the “cramdown” standards of section 1129(b) of the Code. The Code provides that in the event any impaired class of claims or equity interests does not accept a plan of reorganization, a Court may nevertheless confirm such plan at the debtor’s request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any insider in such class), and as to each impaired class that has not accepted the plan, the Court determines that the plan does not discriminate unfairly and is fair and equitable with respect to the dissenting impaired classes. The Company believes that if it can meet its obligations under the Lock Up Agreement, the Standby Plan satisfies these requirements for an accepting impaired class with respect to the holders of the Existing Loans who have executed the Lock Up Agreement in excess of the Threshold, and pursuant to the Standby Plan will request such nonconsensual confirmation or “cramdown” in accordance with subsection 1129(b) of the Code in the event another class or classes of claims does not accept the Standby Plan.

The pursuit of confirmation through cramdown entails risks. The standards the Company would have to satisfy to be able to confirm a plan that is a cramdown of a class of creditors are higher than the standards to confirm a consensual plan. The rejecting creditors would likely not only argue that the cramdown standards are not met, but would likely file objections to the Standby Plan on various other bases. Such objections could jeopardize confirmation. The confirmation of the Standby Plan in such a scenario would likely be litigious, leading to additional costs and time. Also, the prospects for success in a dispute with the holders of any such claims cannot be determined and there is a chance the Court would not confirm the Standby Plan over such objections.

If the Company files the Standby Plan, the Company may seek to amend, waive, modify or withdraw the Standby Plan at any time prior to the Confirmation Date.

If the Company decides to file the Standby Plan, the Company reserves the right, prior to its confirmation or substantial consummation thereof, subject to the provisions of section 1127 of the Code and Rule 3019 of rules governing cases under the Code (the “Rules”), and, after confirmation, subject to the terms of the Standby Plan, to amend the terms of the Standby Plan or waive any conditions thereto, if and to the extent such amendments or waivers are necessary or desirable to consummate the Standby Plan. Pursuant to the terms of the Lock Up Agreement the Company may not make amendments or waivers to the Standby Plan that are inconsistent with the terms of the Lock Up Agreement without the consent of the Majority Consenting Creditors. In addition, under the terms of this Offering Memorandum and Disclosure Statement and the Standby Plan, the Company hereby agrees not to make amendments or waivers to the Standby Plan except in accordance with the terms thereunder without the consent of Eligible Holders of the majority in aggregate principal amount of the Existing Private Notes, if such holders have submitted ballots in favor of the Standby Plan that achieve the Threshold, and without the consent of Eligible Holders of the majority in aggregate principal amount of the Existing Public Notes, if such holders have submitted ballots in favor of the Standby Plan that achieve the Threshold. The potential impact of any such amendment or waiver on the holders of claims and equity interests cannot presently be foreseen, but may include a change in the economic impact of the Standby Plan on some or all of the classes or a change in the relative rights of such classes. All holders of claims and equity interests will receive notice of such amendments or waivers as required by applicable law and the Court. If, after receiving sufficient acceptances, but prior to confirmation of the Standby Plan, the Company seeks to modify the Standby Plan, the previously solicited acceptances will be valid only if (i) all classes of adversely affected creditors and equity interest holders accept the modification in writing, or (ii) the Court determines, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of holders of accepting claims and equity interests.

If a petition for relief under the Code is filed by or against the Company, the Company, subject to the terms of the Lock Up Agreement, reserves the right not to file the Standby Plan or, if the Company files the Standby Plan, to revoke and withdraw such Standby Plan at any time prior to confirmation. If the Standby Plan is revoked or withdrawn, the Standby Plan and all votes thereon will be deemed to be null and void. In such event, nothing contained in the Standby Plan will be deemed to constitute a waiver or release of any claims by or against, or equity interests of or in, the Company, or any other person or to prejudice in any manner the Company’s rights or those of any other person.

In certain instances, a Case may be converted to a case under chapter 7 of the Code.

If no plan can be confirmed, or if the Court otherwise finds that it would be in the best interest of creditors, the Company’s Case may be converted to a Liquidation Case (as hereinafter defined) under the Code, pursuant to which a trustee would be appointed or elected to liquidate the Company’s assets for distribution in accordance with the priorities established by the Code. The Company believes that a Liquidation Case could result in no distributions being made to the Company’s shareholders or possibly smaller distributions being made to the Company’s creditors than those provided for in the Standby Plan because of (i) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time rather than reorganizing the Company’s businesses as a going concern; (ii) additional administrative expenses involved in the appointment of a trustee; and (iii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the operations.

If the Company seeks an In-Court Restructuring, the Court may not confirm the Standby Plan.

Although the Company believes that the Standby Plan will satisfy all requirements necessary for confirmation under the Code, there can be no assurance that the Court will reach the same conclusion. Moreover, there can be no assurance that modifications of the Standby Plan will not be required for confirmation or that such modifications would not necessitate the resolicitation of votes. In the event that the Court refuses to confirm the Standby Plan, the Company may be required to seek an alternative restructuring of its obligations to its creditors and equity holders. There can be no assurance that the terms of any such alternative restructuring would be similar to or as favorable to the Company’s creditors and shareholders as those proposed in the Standby Plan.

The confirmation of the Standby Plan is subject to certain conditions and requirements of the Code. If the Standby Plan is filed, the Court may determine that one or more of those requirements is not satisfied.

For example, the Court might determine that the Standby Plan is not “feasible” pursuant to section 1129(a)(11) of the Code. For the Standby Plan to be feasible, the Company must establish that the confirmation of a plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Company or any successor of the Company under the plan, unless such liquidation or reorganization is proposed in the plan. While the feasibility requirement is not rigorous, it does require the Company to put forth concrete evidence indicating that it has a reasonable likelihood of meeting its obligations under the plan and remaining a commercially viable entity. The Company believes that its projections demonstrate that the Standby Plan is feasible in that it will be able to satisfy all of its obligations under the Standby Plan and confirmation of the Standby Plan is not likely to be followed by a liquidation or the need for a further financial reorganization. However, given that the Company will have significant payment obligations (including mandatory amortization payments that would be due in 2011, 2012 and 2013), and that the ability to make those payments is dependent on certain assumptions set forth in the projections, an objecting creditor may argue, and the Court may find, that the Standby Plan is not feasible.

Section 1122 of the Code provides that a plan may place a claim or an equity interest in a particular class only if such claim or equity interest is substantially similar to the other claims or equity interests of such class. The Company believes that the classification of claims and equity interests under the Standby Plan complies with the requirements set forth in the Code. However, once a Case has been commenced, a claim or equity interest holder could challenge the classification. In such event, the cost of the Standby Plan and the time needed to confirm the Standby Plan could increase and the Court may not agree with Company’s classification of claims and equity interests. If the Court concludes that the classification of claims and equity interests under the Standby Plan does not comply with the requirements of the Code, the Company may need to modify the Standby Plan. Such modification could require a resolicitation of votes on the Standby Plan and may be subject to certain restrictions under the terms of the Lock Up Agreement. If the Court determined that the Company’s classification of claims and equity interests was not appropriate or if the Court determined that the different treatment provided to claim or equity interest holders was unfair or inappropriate, the Standby Plan might not be confirmed. If this occurs, the amended plan of reorganization that would ultimately be confirmed may be less attractive to certain classes of the Company’s claim and equity interest holders than the Standby Plan.

In most instances, a plan of reorganization is filed and votes to accept or reject the plan are solicited after the filing of a petition commencing a Case. The Company may, however, solicit votes prior to the commencement of a Case in accordance with section 1126(b) of the Code and Rule 3018(b), which require that the Company’s solicitation be in compliance with any applicable nonbankruptcy law, rule, or regulation governing the adequacy of disclosure in connection with such solicitation. The Court could conclude that this Offering Memorandum and Disclosure Statement does not meet these solicitation requirements.

With regard to solicitation of votes prior to the commencement of a Case, if the Court concludes that the requirements of section 1126(b) of the Code and/or Rule 3018(b) have not been met, then the Court could deem such votes invalid, and the Standby Plan would not be confirmed without a resolicitation of votes to accept or reject the Standby Plan. While the Company believes that the requirements of section 1126(b) of the Code and Rule 3018 will be met, the Court may not reach the same conclusion. The United States Trustee or other parties in interest could move the Court to “designate” the votes of the holders of Existing Loans that are a party to the Lock Up Agreement pursuant to section 1126(e) of the Code. Section 1126(e) permits a Court to designate any entity whose acceptance or rejection of a plan was not, inter alia, solicited or procured in good faith or in accordance with the provisions of the Code. “Designation” in this context results in such party’s votes not being counted for purposes of determining acceptances or rejections of the subject plan.

If the Court were to find any of these deficiencies, the Company could be required to restart the process of filing another plan and disclosure statement, seeking Court approval of a disclosure statement, soliciting votes from classes of debt and equity holders, and seeking Court confirmation of the plan of reorganization. A resolicitation of acceptances of the Standby Plan likely could not take place within a sufficiently short period of time to prevent the release of the parties to the Lock Up Agreement from their obligations to support the Standby Plan. If this occurs, confirmation of the Standby Plan would be delayed and possibly jeopardized. Additionally, should the Standby Plan fail to be approved, confirmed, or consummated, the Company’s creditors and others with an equity interest may be in a position to propose alternative plans of reorganization. Any such failure to confirm the Standby Plan would likely entail significantly greater risk of delay, expense and uncertainty, which would likely have a material adverse effect upon the Company’s business and financial condition.

If the Company seeks an In-Court Restructuring, the Company may fail to meet all conditions precedent to effectiveness of the Standby Plan.

Although the Company believes that the date on which the Standby Plan becomes effective by the Court (the “Effective Date”) may occur as soon as fifteen days after the date on which the order confirming the Standby Plan (the “Confirmation Order”) is entered by the Court (the “Confirmation Date”), there can be no assurance as to such timing. Moreover, if the conditions precedent to the Effective Date, including the entry of a Confirmation Order, execution and delivery of certain documents and the receipt of all necessary authorizations and regulatory approvals, have not occurred, the Standby Plan may be vacated by the Court. Under the Lock Up Agreement and as a condition to the effectiveness of the Standby Plan, the Confirmation Order is required to be entered on or before July 31, 2010 (or August 15, 2010 with the consent of the Existing Administrative Agent) and the Standby Plan is required to have been consummated on or before August 15, 2010.

The announcement of the Restructuring Transactions, either through the Exchange Offers and the New Credit Agreement or the Standby Plan, could adversely affect the value of the Company’s businesses.

It is possible that announcing the Restructuring Transactions either through the pursuit of the Exchange Offers and the New Credit Agreement or the filing of the Standby Plan could adversely affect the Company’s operations and relationships with employees and portfolio companies. Due to uncertainties, many risks exist, including the following:

•	employees may be distracted from performance of their duties or more easily attracted to other employment opportunities, including with our competitors; and

•	the ability to pursue acquisitions and obtain financing for such acquisitions may be negatively impacted.

A delay in completing the Restructuring Transactions may result in the same adverse consequences. The occurrence of one or more of these events could have a material and adverse effect on the financial condition, operations and prospects of the Company and the value of its stock, Existing Notes and Existing Loans.

If the Company seeks an In-Court Restructuring, the Company may be unsuccessful in obtaining first day orders to authorize payments to key creditors in the ordinary course of business.

There can be no guaranty that the Company would be successful in obtaining the necessary approvals of the Court to authorize payment of accounts payable to key creditors in the ordinary course of business. As a result, the Company may be unable to make certain prepetition payments to vendors, employees and other key creditors, in which event the business may suffer.

The Company cannot predict the amount of time needed following filing of a Case to implement the Standby Plan, and a lengthy Case could disrupt the business, as well as impair the prospect for reorganization on the terms contained in the Standby Plan and possibly provide an opportunity for other plans to be proposed.

Pursuant to the terms of the Lock Up Agreement and as conditions precedent to the effectiveness of the Standby Plan, the Company is required to complete the Exchange Offers, the New Credit Agreement, the Public Note Consent Solicitation and the solicitation of votes on the Standby Plan on or before May 31, 2010 (subject to extension to June 30, 2010 by agreement of the Company and the Existing Administrative Agent). Further, under the Lock Up Agreement and as conditions precedent to the effectiveness of the Standby Plan, the Confirmation Order is required to be entered on or before July 31, 2010 (or August 15, 2010 with the consent of the Existing Administrative Agent) and the Effective Date is required to occur on or before August 15, 2010.

However, the Company cannot be certain that a Case solely for the purpose of implementing the Standby Plan would be of relatively short duration (e.g., 30 to 45 days) and would not unduly disrupt the business. It is impossible to predict with certainty the amount of time necessary for the Standby Plan to be confirmed by the Court, and the Company cannot be certain that the Standby Plan would be confirmed. Moreover, time limitations exist for which the debtor has an exclusive right to file a plan before other proponents can propose and file their own plan. Even if a plan is confirmed on a timely basis, a Case could itself have an adverse effect on the business. There is a risk, due to uncertainty about the future, that (i) employees could be distracted from performance of their duties or more easily attracted to other career opportunities including with competitors of the Company, and (ii) the ability to pursue acquisitions and obtain financing for acquisitions may be negatively affected.

A lengthy Case would also involve additional expenses and divert the attention of management from operation of the business, as well as create concerns for employees. The disruption that a Case would inflict upon the business would increase with the length of time it takes to complete the proceedings and the severity of that disruption would depend upon the attractiveness and feasibility of the Standby Plan from the perspective of the constituent parties, including employees.

If the Company is unable to obtain confirmation of the Standby Plan on a timely basis because of a challenge to the Standby Plan or a failure to satisfy the conditions to the effectiveness of the Standby Plan, the Company may be forced to operate in a Case for an extended period while trying to develop a different reorganization plan that can be confirmed. A protracted Case would increase both the probability and the magnitude of the adverse effects described above.

If the Company files for protection under the Code, agreements of subsidiaries, including financing transactions, may be subject to termination.

A number of the Company’s subsidiaries are parties to contracts that the Company guaranteed or that have a termination right upon filing a Case by the Company. Accordingly, if the Company seeks protection under the Code, it may result in defaults in the underlying obligations. Such defaults may permit counterparties to terminate the underlying contract and/or terminate servicing rights.

Other Risks Related to the Company

The Company’s business activities involve various elements of risk. This section should be read in conjunction with Item 1A “Risk Factors” in the Company’s annual report on Form 10-K/A for the year ended December 31, 2009, which is incorporated herein by reference. The risks described below and incorporated herein by reference are not the only ones facing the Company. Additional risks that are presently unknown to the Company or that it currently deems immaterial may also impact its business.

The Company’s debt agreements will contain restrictions that will limit its flexibility in operating its business.

The New Secured Note Indenture and the New Credit Agreement will contain, various covenants that limit the Company’s ability to engage in specified types of transactions. If the Restructuring Transactions are successful, these covenants will limit the Company and the Company’s subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	create liens;

•	enter into certain restrictive agreements and negative pledge clauses;

•	prepay or amend material debt instruments;

•	enter into certain hedging transactions;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into a new or different line of business; and

•	enter into certain transactions with our affiliates.

In addition, the New Secured Note Indenture and the New Credit Agreement will require the Company to maintain a minimum ratio of adjusted operating cash flow to cash interest expense and a minimum ratio of total pledged assets to secured debt, each to be tested on a quarterly basis.

A breach of any of these covenants could result in a default under the New Secured Note Indenture or the New Credit Agreement. In addition, any debt agreements the Company enters into in the future may further limit our ability to enter into certain types of transactions.

The Company will also be required to make mandatory payments under the New Secured Note Indenture and the New Credit Agreement upon the occurrence of certain events, including the sale of portfolio investments and the issuance of debt or equity securities, in each case subject to certain limitations and conditions set forth in the New Secured Note Indenture and the New Credit Agreement. These obligations could limit the Company’s ability to plan for or react to market conditions or to meet extraordinary capital needs or otherwise could restrict its activities. In addition, under certain circumstances and subject to the limitations set forth in the New Secured Note Indenture and the New Credit Agreement, the Company is required to pay down the New Secured Notes and the New Secured Loans in an amount equal to various percentages of annual excess cash flow (set forth in the New Credit Agreement and the New Secured Note Indenture). These restrictions could also adversely affect the Company’s ability to finance its future operations or capital needs or to engage in other business activities that would be in the Company’s interest.

The Company may not be able to service its debt or obtain future financing and it may be limited operationally.

The Company may incur additional debt from time to time to finance acquisitions, capital expenditures or for other purposes if it complies with the restrictions in its existing credit agreement, and if the Restructuring Transactions are consummated, the New Credit Agreement and the New Secured Note Indenture.

The debt that the Company carries may have important consequences to it, including the following:

•

the Company’s ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, investments or other purposes may be impaired or additional financing may not be available on favorable terms;

•

the Company must use a portion of its cash flow to pay the principal and interest on its debt. These payments reduce the funds that would otherwise be available for the Company’s operations and future business opportunities;

•	a substantial decrease in the Company’s net operating cash flows could make it difficult for the Company to meet its debt service requirements and force the Company to modify its operations; and

•	the Company may be more vulnerable to a downturn in its business or the economy generally.

If the Company cannot service its debt, it will be forced to take actions such as reducing or delaying investments and/or capital expenditures, selling assets, restructuring or refinancing its debt, or seeking additional equity capital. The Company can give no assurance that it can do any of these things on satisfactory terms or at all.

Even if the Restructuring Transactions are successfully consummated, the Company’s indebtedness and other obligations will continue to be significant. If the current economic environment does not improve, the Company may not be able to generate sufficient cash flow from operations to satisfy its obligations as they come due, and as a result we would need additional funding, which may be difficult to obtain.

Even if the Exchange Offers or the Standby Plan are successfully consummated, and the Company completes the other parts of the Restructuring Transactions, the Company will continue to have a significant amount of indebtedness and other obligations which are likely to have several important consequences to the Company’s business. For example, the amount of indebtedness and other obligations could:

•

require the Company to dedicate a significant portion of its cash flow from operations to the payment of principal and interest on its indebtedness and other obligations, which will reduce the funds available for other purposes necessary to run the Company’s business;

•	make it more difficult for the Company to satisfy its obligations;

•	limit the Company’s ability to fund working capital, capital expenditures and other general corporate purposes;

•	make the Company more vulnerable to any continuing downturn in general economic conditions and adverse developments in our industry and business; and

•	reduce the Company’s flexibility in responding to changing business and economic conditions.

If current economic conditions do not improve in the foreseeable future, the Company may not be able to generate sufficient cash flow from operations in the future to allow it to service its debt and pay its other obligations as required, in which case the Company likely would need to dispose of additional assets and/or try to raise additional financing. There is no assurance that any of these alternatives would be available to the Company, if at all, on satisfactory terms.

THE SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical financial information for the Company on a consolidated basis derived from its (i) audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008, which are incorporated into this Offering Memorandum and Disclosure Statement by reference to the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009; and (ii) audited consolidated financial statements for the years ended December 31, 2006 and 2005 and as of December 31, 2007, 2006 and 2005, which are not incorporated by reference into this Offering Memorandum and Disclosure Statement. The historical information presented may not be indicative of the Company’s future performance.

The selected historical financial information should be read in conjunction with the audited consolidated financial statements incorporated by reference from the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009 with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that is contained in the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009 which is incorporated by reference in this Offering Memorandum and Disclosure Statement.

	Year Ended December 31,
Consolidated Data	2009	2008	2007	2006	2005
	(In millions, except per share data)
Total operating income(1)	$697	$1,051	$1,240	$860	$555
Total operating expenses(2)	582	521	640	424	228

Operating income before income taxes	115	530	600	436	327
Income tax benefit (provision)	20	(37)	(6)	(11)	(13)

Net operating income	135	493	594	425	314
Net gain on extinguishment of debt	12	—	—	—	—
Net realized (loss) gain on investments	(825)	32	214	173	36

Net realized (loss) earnings	(678)	525	808	598	350
Net unrealized (depreciation) appreciation of investments	(232)	(3,640)	(108)	297	15
Cumulative effect of accounting change(2)	—	—	—	1	—

Net (decrease) increase in net assets resulting from operations	$(910)	$(3,115)	$700	$896	$365

Per share data:
Net operating income:
Basic	$0.56	$2.42	$3.42	$3.15	$3.16
Diluted	$0.56	$2.42	$3.36	$3.11	$3.10
Net (loss) earnings:
Basic	$(3.77)	$(15.29)	$4.03	$6.63	$3.68
Diluted	$(3.77)	$(15.29)	$3.96	$6.55	$3.60
Dividends declared	$1.07	$3.09	$3.72	$3.33	$3.08
Balance sheet data:
Total assets	$6,672	$7,910	$11,732	$8,609	$5,449
Total debt	$4,142	$4,428	$4,824	$3,926	$2,467
Total shareholders’ equity	$2,329	$3,155	$6,441	$4,342	$2,898
Net asset value per share	$8.29	$15.41	$32.88	$29.42	$24.37
Other data (unaudited):
Number of portfolio companies at period end	187	223	219	188	141
New investments(3)	$109	$2,607	$7,928	$5,136	$3,714
Realizations(4)	$1,143	$2,176	$4,537	$3,447	$1,455
Net operating income return on average equity at cost(5)	2.1%	7.5%	11.3%	12.0%	13.6%
Net realized (loss) earnings return on average equity at cost(5)	(10.7)%	8.0%	15.3%	16.9%	15.2%
Net (loss) earnings return on average equity at fair value(6)	(37.3)%	(60.0)%	12.2%	24.6%	15.9%
Assets under management(7)	$12,474	$13,387	$17,104	$11,317	$5,675

(1)	Prior to the second quarter of 2007, European Capital Financial Services (Guernsey) Limited (“ECFS”), the investment manager for European Capital Limited, was a consolidated operating subsidiary. In the second quarter of 2007, ECFS was deconsolidated prospectively and is recorded at fair value on our consolidated balance sheet as part of the fair value of the Company’s portfolio investment in American Capital, LLC.
(2)	In 2006, the Company adopted SFAS Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is codified in FASB ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). The Company adopted SFAS No. 123(R) using the “modified prospective” method. Under the modified prospective method, the consolidated financial statements for prior fiscal years do not reflect any restated amounts. When recognizing compensation cost under SFAS No. 123, the Company elected to adjust the compensation costs for forfeitures when the unvested awards were actually forfeited. However, under SFAS 123(R), the Company is required to estimate forfeitures of unvested awards when recognizing compensation cost. Upon the adoption of SFAS No. 123(R) on January 1, 2006, the Company recorded a cumulative effect of a change in accounting principle, net of related tax effects, to adjust compensation cost for the difference in compensation costs recognized in prior periods if forfeitures had been estimated during those periods of $1 million, or $0.01 per basic and diluted share.
(3)	New investments include amounts as of the investment dates that are committed but unfunded.
(4)	Realizations represent cash proceeds received upon the exit of investments including scheduled principal amortization, debt prepayments, proceeds from loan syndications and sales, payment of accrued payment-in-kind interest, dividend and accreted loan discounts and sale of equity and other securities.
(5)	Equity calculated before the effect of net appreciation and depreciation of investments. Average equity is calculated based on the quarterly shareholders’ equity balances.
(6)	Return represents net increase or decrease in net assets resulting from operations. Average equity is calculated based on the quarterly shareholders’ equity balances.
(7)	Assets under management include both (i) the total of the Company’s assets and (ii) the total assets of third-party funds under management of American Capital, LLC, including any direct investment the Company has in those funds.

CAPITALIZATION

The table on the following page, which should be read in conjunction with the financial information incorporated by reference herein, sets forth the cash and cash equivalents and capitalization of the Company on a consolidated basis on (1) an actual basis as of December 31, 2009, (2) an as adjusted basis as of December 31, 2009 to give effect to the consummation of the Exchange Offers and the New Credit Agreement that assumes participation by 100% of the holders of the Existing Private Notes, holders of 85% of the principal amount of the Existing Public Notes and 100% of the Lenders holding the Existing Loans, and (3) an as adjusted basis as of December 31, 2009 to give effect to the consummation of the Standby Plan that assumes the exchange of all Existing Notes. The adjustments assume:

•	the aggregate Cash Payment made to holders of Existing Notes under the Exchange Offers is adjusted to the extent that only 85% of the aggregate principal amount of Existing Public Notes tender;

•	each holder of Existing Notes elects their respective Notes Paydown Option in the Exchange Offers and each Lender elects the Loan Paydown Option;

•

each holder of Existing Public Notes is a General Accredited Investor Public Holder and will therefore receive the Public Dollar Cash Payment as part of their consideration in the Exchange Offers or would receive the treatment for Class 6 (Public Notes Claims) in the Standby Plan; and

•	the issuance of New Secured Notes and New Secured Loans in exchange for the Existing Notes and Existing Loans.

The as adjusted financial information assumes that the exchange of Existing Notes and Existing Loans for the New Secured Notes and New Secured Loans is accounted for as a debt modification and not an extinguishment of the existing debt and the issuance of new debt under GAAP. The following table has been included to provide additional information regarding the anticipated impact of the Restructuring Transactions, including the Exchange Offers and the Standby Plan, on the Company’s capitalization. These tables should be read in conjunction with the “The Selected Historical Consolidated Financial Data” elsewhere in this Offering Memorandum and Disclosure Statement and the historical consolidated financial statements and related notes that are contained in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, which is incorporated by reference into this Offering Memorandum and Disclosure Statement. No assurances can be given that a participation rate at or near the percentages indicated above for the Exchange Offers will be achieved. No adjustments have been made to reflect normal course operations by the Company, or other developments of the Company’s business, after December 31, 2009, and thus the as adjusted information provided below is not indicative of the Company’s actual cash position or capitalization at any date.

	As of December 31, 2009 (in millions)
	Actual	As Adjusted for the Consummation of the Exchange Offers and New Credit Agreement	As Adjusted for the Standby Plan
	(audited)	(unaudited)	(unaudited)
Borrowings:
Existing debt under securitizations	$1,792	$1,792	$1,792
Existing Private Notes	414	—	—
Existing Public Notes(1)	548	82	—
Existing Loans	1,388	—	—
New Secured Notes	—	507	569
New Secured Loans	—	801	822

Total borrowings	4,142	3,183	3,183

Shareholders’ equity:
Undesignated preferred stock	$—	$—	$—
Common stock	3	3	3
Capital in excess of par value	6,735	6,735	6,735
Distributions in excess of realized earnings	(709)	(709)	(709)
Net unrealized depreciation	(3,700)	(3,700)	(3,700)

Total shareholders’ equity	2,329	2,329	2,329

Total capitalization	$6,471	$5,512	$5,512

(1)	As adjusted for the Exchange Offers, assumes the participation of 85% of the principal amount of the Existing Public Notes outstanding.

THE EXCHANGE OFFERS AND SOLICITATIONS OF CONSENTS AND VOTES ON THE STANDBY PLAN

Terms of the Exchange Offers

Upon the terms and subject to the conditions set forth in this Offering Memorandum and Disclosure Statement and the related Letter of Transmittal, the Company is offering:

Private Note Exchange Offers

•	Private Dollar Notes Exchange Offers:

to each Eligible Holder of Existing Private Dollar Notes, to exchange all, but not less than all, of such Eligible Holder’s Existing Private Dollar Notes, for, at the election of each such Eligible Holder:

1. Private Dollar Paydown Option:

–	a Private Dollar Cash Payment in U.S. dollars equal to the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Private Dollar Notes; and

–	if not fully repaid by the Private Dollar Cash Payment, a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Private Dollar Notes less the Private Dollar Cash Payment received by such holder, which will be, at the election of such Eligible Holder, one of the following:

•	New Floating Rate Secured Notes; or

•	New Fixed Rate Secured Notes; and

–	to the extent such holder receives New Secured Notes, the Restructuring Fee; or

2. Private Dollar Hold Option:

–	a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Private Dollar Notes (subject to reduction by the Eligible Holder’s pro rata share of any Cash Reallocation), which will be, at the election of such Eligible Holder, one of the following:

•	the New Floating Rate Secured Notes; or

•	the New Fixed Rate Secured Notes; and

–	a cash payment in U.S. dollars equal to the Eligible Holder’s pro rata share of a Cash Reallocation, if any; and

–	the Restructuring Fee;

•	Euro Notes Exchange Offer:

to each Eligible Holder of Existing Euro Notes, to exchange all, but not less than all, of such Eligible Holder’s Existing Euro Notes, for, at the election of each such Eligible Holder:

1. Euro Paydown Option:

–	a Euro Cash Payment in euros equal to the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Euro Notes; and

–	if not fully repaid by the Euro Cash Payment, New Secured Euro Notes in a principal amount equal to such holder’s aggregate principal amount of Existing Euro Notes less the Euro Cash Payment received by such holder; and

–	to the extent such holder receives New Secured Euro Notes, the Restructuring Fee; or

2. Euro Hold Option:

–	New Secured Euro Notes in a principal amount equal to such holder’s aggregate principal amount of Existing Euro Notes (subject to reduction by the Eligible Holder’s pro rata share of any Cash Reallocation); and

–	a cash payment in euros equal to the Eligible Holder’s pro rata share of a Cash Reallocation, if any; and

–	the Restructuring Fee;

•	Sterling Notes Exchange Offer:

to each Eligible Holder of Existing Sterling Notes, to exchange all, but not less than all, of such Eligible Holder’s Existing Sterling Notes, for, at the election of each such Eligible Holder:

1. Sterling Paydown Option:

–	a Sterling Cash Payment in pounds sterling equal to the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Sterling Notes; and

–	if not fully repaid by the Sterling Cash Payment, New Secured Sterling Notes in a principal amount equal to such holder’s aggregate principal amount of Existing Sterling Notes less the Sterling Cash Payment received by such holder; and

–	to the extent such holder receives New Secured Sterling Notes, the Restructuring Fee; or

2. Sterling Hold Option:

–	New Secured Sterling Notes in a principal amount equal to such holder’s aggregate principal amount of Existing Sterling Notes (subject to reduction by the Eligible Holder’s pro rata share of any Cash Reallocation); and

–	a cash payment in pounds sterling equal to the Eligible Holder’s pro rata share of a Cash Reallocation, if any; and

–	the Restructuring Fee;

Public Note Exchange Offers

•	Public Notes Minimum Payment Exchange Offer:

to all holders who, together with its affiliates, beneficially own on the Record Date, $100,000 or less in aggregate principal amount of Existing Public Notes, to exchange all, but not less than all, of such Eligible Holder’s Existing Public Notes for:

–	a Minimum Public Cash Payment in U.S. dollars equal to the lesser of (a) $100,000 and (b) the aggregate principal amount of Existing Public Notes owned by such holder;

•	Public Notes Accredited Investor Exchange Offer:

to each Eligible Holder of Existing Public Notes who is an Accredited Investor who, together with its affiliates, beneficially owns more than $100,000 in aggregate principal amount of Existing Public Notes, to exchange all, but not less than all, of such Eligible Holder’s Existing Public Notes, for, at the election of each such Eligible Holder:

1. Public Paydown Option:

–	a Public Dollar Cash Payment in U.S. dollars equal to the greater of (a) a Minimum Public Cash Payment equal to $100,000 and (b) the Paydown Percentage, which will be a minimum of 39% and a maximum of 100%*, of such holder’s aggregate principal amount of Existing Public Notes; and

–	if not fully repaid by the Public Dollar Cash Payment, a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Public Notes less the Public Dollar Cash Payment received by such holder, which will be, at the election of such Eligible Holder, one of the following:

•	the New Floating Rate Secured Notes; or

•	the New Fixed Rate Secured Notes; and

–	to the extent such holder receives New Secured Notes, the Restructuring Fee; or

2. Public Hold Option:

–	a Minimum Public Cash Payment equal to $100,000; and

–	a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Public Notes less the Minimum Public Cash Payment received by such holder (subject to reduction by the Eligible Holder’s pro rata share of any Cash Reallocation), which will be, at the election of such Eligible Holder, one of the following:

•	the New Floating Rate Secured Notes; or

•	the New Fixed Rate Secured Notes; and

–	a cash payment in U.S. dollars equal to the Eligible Holder’s pro rata share of a Cash Reallocation, if any; and

–	the Restructuring Fee.

* The minimum Paydown Percentage of 39% is based on the $67,000,000 maximum Adjustment Amount, which is a condition to the Exchange Offers. The Paydown Percentage will be proportionally increased from the minimum percentage up to a maximum of 100% of the aggregate principal amount of Existing Notes held by each Eligible Holder electing the Notes Paydown Option to the extent any Accredited Investors chose the applicable Notes Hold Option and any Lenders chose the Loan Hold Option (as described below). If the Paydown Percentage reaches 100%, any Eligible Holder who elects the applicable Notes Paydown Option will not receive any New Secured Notes as part of its consideration.

** In the Exchange Offers, only beneficial holders who, together with their affiliates, beneficially own $100,000 or less in aggregate principal amount of Existing Public Notes on the April 30, 2010 Record Date are eligible to tender as a Minimum Payment Public Holder and receive the Minimum Public Cash Payment in full repayment of their Existing Public Notes.

Each Eligible Holder of Existing Notes (other than Minimum Payment Public Holders who will receive the consideration described above) who tender their notes must elect between (i) a Notes Paydown Option which will maximize the cash paydown of their current outstanding principal amount of Existing Notes (equal to the Paydown Percentage) and New Secured Notes to the extent such holder’s Existing Notes are not fully repaid by their cash paydown or (ii) a Notes Hold Option where such holder will receive all New Secured Notes in the Exchange Offers (subject to reduction by, and replacement with, a cash payment equal to such holder’s pro rata share of any Cash Reallocation and, in the case of Existing Public Notes, a Minimum Public Cash Payment). Any tendering holder of Existing Private Notes who fails to make an election shall be deemed to have elected the applicable Notes Paydown Option.

The Cash Payments will be funded as part of the Settlement Payment on the Settlement Date by the Company of $960,000,000. The Paydown Percentage will be determined by taking (1) the Settlement Payment reduced by the Adjustment Amount, and dividing that amount by (2) the sum of (a) the aggregate principal amount of Existing Loans held by Lenders who elect to receive a Lender Cash Payment as part of their restructuring consideration and (b) the aggregate principal amount of Eligible Holders who elect the Notes Paydown Option (up to a maximum of 100% of such Lenders’ Existing Loans and such Eligible Holders’ Existing Notes).

The Cash Reallocation will be the amount, if any, that the Settlement Payment exceeds the aggregate principal amount due to Eligible Holders who have elected the Notes Paydown Option and Lenders who have elected the Loan Paydown Option plus the aggregate Minimum Public Cash Payment as described above. Any Cash Reallocation will be allocated and paid pro rata among the Eligible Holders electing the Notes Hold Option and the Lenders electing the Loan Hold Option, thereby reducing the aggregate principal amount of New Secured Notes and New Secured Loans, as applicable, that would otherwise have been issued to such Eligible Holders and Lenders.

Following consummation of the out-of-court Restructuring Transactions, the Company will have effectively repaid in full in cash the aggregate outstanding principal amount of Existing Public Notes tendered by the Minimum Payment Public Holders, and thereby discharged the Company’s obligations with respect to holders of such Existing Public Notes.

As of the date of this Offering Memorandum and Disclosure Statement, (i) $83,751,697 aggregate principal amount of the Company’s 5.92% Senior Notes Series A due September 1, 2009 (which includes the applicable Make Whole Amount), (ii) $94,928,312 aggregate principal amount of the Company’s 6.46% Senior Notes Series B due September 1, 2011 (which includes the applicable Make Whole Amount), (iii) $134,263,024 aggregate principal amount of the Company’s 6.14% Senior Notes Series 2005-A due August 1, 2010 (which includes the applicable Make Whole Amount), (iv) $75,000,000 aggregate principal amount of the Company’s Floating Rate Senior Notes Series 2005-B due October 30, 2020, (v) €14,842,253 aggregate principal amount of the Existing Euro Notes (which includes the applicable Make Whole Amount), (vi) £3,263,524 aggregate principal amount of the Existing Sterling Notes (which includes the applicable Make Whole Amount), and (vii) $550,000,000 aggregate principal amount of the Existing Public Notes, were outstanding.

The Exchange Offers are being made by the Company only to Eligible Holders of Existing Notes if such holder (i) is an “accredited investor” within the meaning of Rule 501 of the Securities Act or, (ii) together with its affiliates, beneficially owned $100,000 or less in aggregate principal amount of Existing Public Notes on the Record Date of April 30, 2010. The Company is not aware of any holder of Existing Notes that is not an Accredited Investor that held more than $100,000 in aggregate principal amount of Existing Public Notes on the Record Date. Such Large Non-Accredited Investor Holders are not eligible to participate in the Exchange Offers. In the event you are a Large Non-Accredited Investor Holder, the Company encourages you to contact the Exchange Agent prior to the Expiration Time. The Company will seek, prior to the Expiration Time and subject to applicable securities laws, to extend a separate offer outside of the Exchange Offers to such Large Non-Accredited Investor Holders providing for the same consideration offered under the Public Notes Accredited Investor Exchange Offer. It is a condition to consummation of the Exchange Offers that, in the event the Company is notified of a Large Non-Accredited Investor Holder, that the Company will, in compliance with applicable securities laws, extend an offer to such Large Non-Accredited Investor Holder providing for the same consideration in the Exchange Offers, see section “—Conditions to the Exchange Offers” below.

$510,000,000 of the Settlement Payment will be credited to the Company’s mandatory prepayments under the New Secured Note Indenture and the New Credit Agreement, as further described in “Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes—Scheduled Amortization and other Mandatory Redemptions”.

On the Settlement Date, in addition to the Cash Payments made as part of the exchange consideration, the Company will pay a Restructuring Fee equal to 2% of the aggregate principal amount of New Secured Notes and New Secured Loans outstanding on the Settlement Date, on a pro rata basis to all Lenders under the New Credit Agreement and all holders of New Secured Notes. In order to calculate the Restructuring Fee payable by the Company, the aggregate principal amount of New Secured Notes outstanding on the Settlement Date will be calculated based on the exchange rates in effect as of the second Business Day prior to the Settlement Date to determine the U.S. dollar equivalent of the principal amount outstanding under the New Secured Euro Notes and the New Secured Sterling Notes, as set forth in the New Secured Note Indenture.

The Eligible Holders that tender their Existing Notes will receive payment in full of all accrued and unpaid interest at the applicable default rate on each Existing Note accepted for exchange up to, but not including, the

Settlement Date, which is expected to occur promptly after the date on which the Expiration Time occurs or as soon as practicable thereafter. Interest on the New Secured Notes will accrue from and including the Settlement Date. The first interest payment date on the New Secured Notes will be June 30, 2010.

Tendering holders of Existing Dollar Notes failing to properly select in their Letter of Transmittal the series of the New Secured Notes to exchange their Existing Private Dollar Notes into, shall be deemed to have chosen to receive the New Floating Rate Secured Notes.

The New Secured Notes will be secured by a first priority lien (subject to permitted liens) on substantially all (subject to certain exceptions) existing and after-acquired tangible and intangible assets of the Company and subsidiary guarantors (if any), as set forth in the forms of Security Agreement and Collateral Trust and Intercreditor Agreement, each filed as an exhibit to the Company’s Form 8-K filed on May 3, 2010. This security interest will also secure, on an equal and ratable basis, the New Secured Loans and the Swap Agreements (so long as any New Secured Notes or New Secured Loans are outstanding) and any future permitted pari passu obligations, and will be subject to the terms of the Security Agreement and the Collateral Trust and Intercreditor Agreement.

If the conditions to the Exchange Offers are satisfied or waived, the Company will accept validly tendered Existing Notes for exchange pursuant to the Exchange Offers and settle the Exchange Offers on the Settlement Date.

The Company will be deemed to have accepted validly tendered Existing Notes in the Exchange Offers and validly delivered consents in the Public Note Consent Solicitation, when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Existing Notes for the purposes of receiving the New Secured Notes. The New Secured Notes will be delivered (and payments in cash of accrued and unpaid interest on the Existing Notes will be made) in exchange for the Existing Notes accepted in the Exchange Offers on the Settlement Date.

The Exchange Offers are being made to Eligible Holders in transactions exempt from registration under the Securities Act. Each Eligible Holder tendering in the Exchange Offers will be required to represent in the Letter of Transmittal, or in the case of a book-entry transfer at DTC, an Agent’s Message in lieu of the Letter of Transmittal, as to the matters set forth in the Letter of Transmittal, including, among other things, that it is an Eligible Holder.

Although there is no obligation to do so, and whether or not the Exchange Offers are consummated, the Company reserves the right, subject to applicable securities laws and any restrictions that may be contained in the New Secured Note Indenture and the New Credit Agreement, in the event that the Exchange Offers are consummated, to seek to acquire Existing Notes in the future, other than pursuant to the Exchange Offers as described in this Offering Memorandum and Disclosure Statement, by means of open market purchases, privately negotiated acquisitions, subsequent exchange or tender offers, redemptions or otherwise, at prices or on terms that may be higher or lower or more or less favorable than those in the Exchange Offers and the Public Note Consent Solicitation.

Eligible Holders who tender their Existing Notes in the Exchange Offers will not be required to pay brokerage commissions or fees, subject to the instructions in the Letter of Transmittal or the Agent’s Message in the case of a book-entry transfer, or transfer taxes with respect to the exchange of Existing Notes pursuant to the Exchange Offers. Holders who tender their Existing Notes through a broker, dealer, commercial bank, trust company or other nominee may be required to pay a commission or a service charge. The Company will pay all fees, charges and expenses, other than such commissions or service charges and certain applicable taxes, in connection with the Exchange Offers.

No appraisal rights are available to holders of the Existing Notes in connection with the Exchange Offers.

If you wish to tender your Existing Notes into the Exchange Offers and, in the case of the holders of the Existing Public Notes, thereby consent to the proposed amendments to the Existing Public Note Indenture pursuant to the Public Note Consent Solicitation, you must follow the procedures described under “Procedures for Tendering the Existing Notes and Consenting to the Second Supplemental Public Note Indenture” below. If your Existing Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution to tender your Existing Notes and consent to the amendments to the Existing Public Note Indenture.

The Letter of Transmittal contains various terms and conditions that are part of the Exchange Offers. Accordingly, you should read the Letter of Transmittal carefully. Under the terms of the Letter of Transmittal, if you wish to tender your Existing Notes you must agree to a waiver of any existing events of default under the Existing Public Note Indenture or the Note Purchase Agreements, which waiver is conditional upon successful Exchange Offers. The form of Letter of Transmittal is attached hereto as Annex C.

Neither this Offering Memorandum and Disclosure Statement nor the New Secured Notes, the New Secured Note Indenture or the Second Supplemental Public Note Indenture have been approved or reviewed by any U.S. federal or state securities commission or regulatory authority prior to the date hereof, nor has any such commission or authority passed upon the accuracy or adequacy of the Exchange Offers and the consent solicitation. Any representation to the contrary is unlawful and may be a criminal offense. Accordingly, the New Secured Notes are being offered for exchange only to Accredited Investors.

Terms of the Public Note Consent Solicitation

Concurrently with the Exchange Offers, the Company is soliciting consents in the Public Note Consent Solicitation from Eligible Holders of the Existing Public Notes to amend certain provisions of the Existing Public Note Indenture to remove substantially all material affirmative and negative covenants, other than the covenants to pay principal and interest on the Existing Public Notes, and to remove certain events of default, as to any Existing Public Notes that remain outstanding after the completion of the Exchange Offers. The consent of not less than a majority in aggregate principal amount of the Existing Public Notes is required to make the proposed amendments to the Existing Public Note Indenture governing the Existing Public Notes. These amendments will have the effect of removing the basis for the Company’s existing event of default under the Existing Public Note Indenture. See “Proposed Amendments to the Existing Public Note Indenture” for a summary of the proposed amendments.

Eligible Holders of the Existing Public Notes that elect to participate in the Exchange Offers are deemed to consent to the Proposed Amendments to the Existing Public Note Indenture and direct the Existing Public Note Indenture Trustee to execute the Second Supplemental Public Note Indenture. You cannot tender your Existing Public Notes in the Exchange Offers without consenting to the Proposed Amendments and you cannot consent to the Proposed Amendments without tendering your Existing Public Notes in the Exchange Offers. If the required consents to the proposed amendments are not received, the proposed amendments will not become effective and the Exchange Offers will not be completed. Assuming the required consents are received by the Expiration Time, then promptly following the Expiration Time, the Company and the Existing Public Note Indenture Trustee will execute, as applicable, the Second Supplemental Public Note Indenture. The Second Supplemental Public Note Indenture will become operative upon the Settlement Date if the Exchange Offers are successful.

If the proposed amendments become effective and operative, the Existing Public Note Indenture Trustee, as soon as practicable, will transmit a notice to DTC referring to the Proposed Amendments after completion of the Exchange Offers. Such holders will hold their Existing Public Notes under the Existing Public Note Indenture, as amended by the Second Supplemental Public Note Indenture, whether or not that holder consented to the Proposed Amendments.

The record date for determining the holders of Existing Notes eligible to consent to the Proposed Amendments, and for such purposes only, will be the day on which the Expiration Time occurs.

Only a registered holder of Existing Public Notes who is an Eligible Holder can effectively deliver a consent to the proposed amendments. In order for the tender and consent to be accepted, a participating holder will be required to arrange for the transmission of an Agent’s Message through DTC’s ATOP. Pursuant to the terms of the Existing Public Note Indenture, subsequent transfers after the record date of Existing Public Notes on the applicable security register for such Existing Public Notes will not have the effect of revoking any consent theretofore given by the registered holder of such Existing Public Notes, and such consents will remain valid. However, once Existing Public Notes are tendered through DTC’s ATOP, such notes may not be transferred (unless such tender is validly withdrawn) or if such notes are returned to the holder if the Exchange Offers are not successful.

Expiration Time; Extensions; Termination; Amendments

The deadline by which the Exchange Agent must receive any Eligible Holders’ properly completed and executed Letter of Transmittal (which includes the Accredited Investor Questionnaire), or Agent’s Message in lieu of the Letter of Transmittal, with respect to the Existing Notes, is the Expiration Time.

The Exchange Offers and Public Note Consent Solicitation will expire at the Expiration Time, which will be 5:00 p.m., New York City time, on June 1, 2010, unless extended or earlier terminated. The Company may extend the Expiration Time in its sole discretion. If the Expiration Time has been extended, the term “Expiration Time” shall mean the latest time and date at which the Exchange Offers as so further extended, shall expire. The Company shall notify the Exchange Agent of any extension by oral or written notice and shall make a public announcement thereof, as described herein. Once made, tenders of Existing Notes may not be withdrawn, subject to applicable law; provided that, if the Expiration Time has been extended past June 30, 2010, holders shall have the right to withdraw their tenders on and after such date until the new Expiration Time.

The Company expressly reserves the right at any time or from time to time, regardless of whether or not the conditions set forth in “Conditions to the Exchange Offers” shall have been satisfied to:

•	amend the Exchange Offers or the Public Note Consent Solicitation (other than the conditions set forth below in “Conditions to the Exchange Offers” and holders’ rights to withdraw);

•	extend the Expiration Time for the Exchange Offers; or

•	terminate the Exchange Offers prior to the Expiration Time and return the Existing Notes tendered pursuant thereto,

in each case by giving written notice of such extension, amendment or termination to the Exchange Agent.

There can be no assurance that the Company will exercise its right to extend the Expiration Time. Any extension, amendment or termination will be followed as promptly as practicable by a public announcement thereof, with the announcement in the case of an extension to be issued no later than 5:00 p.m., New York City time, on the first Business Day after the previously scheduled Expiration Time. For the purposes hereof, a “Business Day” is any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are required or authorized to close by law or executive order. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to PR Newswire.

Withdrawal of Tenders

If the Expiration Time for the Exchange Offers has been extended past June 30, 2010, Eligible Holders may withdraw tenders of Existing Notes at any time after June 30, 2010. The Company may not under any circumstance amend the holders’ right to withdraw their Existing Notes.

A holder who validly withdraws previously tendered Existing Notes after June 30, 2010 and does not validly re-tender Existing Notes prior to the new Expiration Time, will not receive the applicable offer consideration and, in the case of holders of Existing Public Notes, the consents made under the Public Note Consent Solicitation will be withdrawn. A holder who validly withdraws previously tendered Existing Notes after June 30, 2010 and validly retenders Existing Notes prior to the new Expiration Time will receive the applicable offer consideration and, in the case of retenders of Existing Public Notes, will be deemed to consent to the Proposed Amendments under the Public Note Consent Solicitation.

Subject to applicable regulations of the SEC, if, for any reason whatsoever, acceptance for exchange of, or exchange of, any Existing Notes tendered pursuant to the Exchange Offers is delayed (whether before or after the Company’s acceptance for exchange of Existing Notes) or the Company extends an offer or is unable to accept for exchange, or exchange, the Existing Notes tendered pursuant to the Exchange Offers, the Company may instruct the Exchange Agent to retain tendered Existing Notes, and those Existing Notes may not be withdrawn, except to the extent that holders are entitled to withdraw after June 30, 2010.

If the Expiration Time for the Exchange Offers has been extended past June 30, 2010 and if a holder has tendered Existing Private Notes, such holder may withdraw those Existing Private Notes after June 30, 2010 but prior to the new Expiration Time by delivering a written notice of withdrawal subject to the limitations described herein. To be effective, a written or facsimile transmission notice of withdrawal of a tender must:

•	be received by the Exchange Agent at one of the addresses specified on the back cover of this Offering Memorandum and Disclosure Statement prior to the new Expiration Time;

•	specify the name of the holder of the Existing Private Notes to be withdrawn;

•

contain the description of the Existing Private Notes to be withdrawn, the certificate numbers shown on the particular certificates representing such Existing Private Notes, if available, and the aggregate principal amount represented by such Existing Private Notes; and

•	be signed by the holder of the Existing Private Notes in the same manner as the original signature on the Letter of Transmittal.

If the Existing Private Notes to be withdrawn have been delivered or otherwise identified to the Exchange Agent, a signed notice of withdrawal is effective immediately upon receipt by the Exchange Agent of written or facsimile transmission of the notice of withdrawal even if physical release is not yet effected. A withdrawal of Existing Private Notes can only be accomplished in accordance with the foregoing procedures.

If a holder withdraws Existing Notes after June 30, 2010, such holder will have the right to re-tender them prior to the new Expiration Time in accordance with the procedures described below for tendering outstanding Existing Notes. If the Company amends or modifies the terms of the Exchange Offers or the information concerning the Exchange Offers in a manner determined by the Company to constitute a material change to the holders, the Company will disseminate additional offer materials and extend the period of such Exchange Offers to the extent required by law and as the Company determines necessary. An extension of the Expiration Time will not affect a holder’s withdrawal rights, unless otherwise provided or as required by applicable law.

Releases

Upon consummation of the Exchange Offers, the following releases will apply as of the Settlement Date. Each Eligible Holder of Existing Notes who delivers a Letter of Transmittal (or Agent’s Message in lieu a Letter of Transmittal) will be deemed to have consented to the following releases and to have released the Company as set forth in the Letter of Transmittal. Eligible Holders should read the Letter of Transmittal carefully.

Exculpation. The Lenders, the lenders under the New Credit Agreement, the Existing Administrative Agent, the New Administrative Agent, the holders of the Existing Notes, the holders of the New Secured Notes, the Existing Public Note Indenture Trustee, the New Secured Note Trustee, the Public Notes Steering Committee,

the Private Notes Steering Committee, the professional advisors to any of the foregoing (including but not limited to Simpson Thacher & Bartlett LLP, Akin Gump Strauss Hauer & Feld LLP, Cadwalader, Wickersham & Taft LLP, Young Conaway Stargatt & Taylor LLP, Milbank, Tweed, Hadley & McCloy LLP, Ashby & Geddes, P.A., Morris, Nichols, Arsht & Tunnell LLP, FTI Consulting, Inc., The Blackstone Group, L.P. and Capstone Advisory Group, LLC) and their respective advisors and sub-advisors, successors, predecessors, control persons, members, officers, directors, employees, partners, attorneys, agents, managers, assigns, shareholders, representatives, parent entities, subsidiaries, affiliates, servants, consultants, and trustees, each in its representative and individual capacities, (each, a “Released Person”) shall, as of the Settlement Date, have no liability to any person or entity for any act or omission, or otherwise, in connection with, arising out of, or relating to the Existing Credit Agreement, the Note Purchase Agreements, the Existing Public Note Indenture (except for the Existing Public Note Indenture Trustee if the Existing Note Indenture is not discharged on the Settlement Date), the Existing Notes (except for the Existing Public Note Indenture Trustee if the Existing Note Indenture is not discharged on the Settlement Date) or for any act or omission in connection with, arising out of, or relating to the negotiation or consummation of the Lock Up Agreement, the Offering Memorandum and Disclosure Statement, the New Credit Agreement, the New Secured Notes Indenture, the Collateral Trust and Intercreditor Agreement, the Security Agreement, the Standby Plan, the Case, or any other document related to any of the foregoing, except for the willful misconduct or gross negligence of such Released Person, as determined by a final judgment of a court of competent jurisdiction.

Releases by the Company. The Company shall, as of the Settlement Date, be deemed to forever release, waive, and discharge each Released Person from any and all claims, cross-claims, causes of action, suits, debts, sums of money, accounts, reckonings, covenants, contracts, controversies, agreements, promises, rights, variances, trespasses, damages, judgments, executions, counterclaims, defenses and demands whatsoever that the Company and/or its respective affiliates may have arising under, related to or in connection with any act or omission, or otherwise, relating to the Existing Credit Agreement, the Note Purchase Agreements, the Existing Public Note Indenture (except for the Existing Public Note Indenture Trustee if the Existing Note Indenture is not discharged on the Settlement Date), the Existing Notes (except for the Existing Public Note Indenture Trustee if the Existing Note Indenture is not discharged on the Settlement Date) or arising under, related to or in connection with any act or omission relating to the negotiation or consummation of the Lock Up Agreement, the Offering Memorandum and Disclosure Statement, the New Credit Agreement, the New Secured Notes Indenture, the Collateral Trust and Intercreditor Agreement, the Security Agreement, the Standby Plan, the Case, or any other document related to the foregoing.

Creditor Releases. As of the Settlement Date, to the fullest extent permissible under applicable law, for consideration received, the sufficiency of which is hereby acknowledged, each Eligible Holder participating in the Exchange Offers shall be deemed to unconditionally and forever release, waive, and discharge each Released Person from any prosecution or attempted prosecution of any and all claims, cross-claims, causes of action, suits, debts, sums of money, accounts, reckonings, covenants, contracts, controversies, agreements, promises, rights, variances, trespasses, damages, judgments, executions, counterclaims, defenses and demands whatsoever that such Eligible Holder has or may have against such Released Person arising under, related to or in connection with any act or omission, or otherwise, relating to the Existing Credit Agreement, the Note Purchase Agreements, the Existing Public Note Indenture (except for the Existing Public Note Indenture Trustee if the Existing Note Indenture is not discharged on the Settlement Date), the Existing Notes (except for the Existing Public Note Indenture Trustee if the Existing Note Indenture is not discharged on the Settlement Date) or arising under, related to or in connection with any act or omission relating to the negotiation or consummation of the Lock Up Agreement, the Offering Memorandum and Disclosure Statement, the New Credit Agreement, the New Secured Notes Indenture, the Collateral Trust and Intercreditor Agreement, the Security Agreement, the Standby Plan, the Case, or any other document related to the foregoing.

Conditions of the Exchange Offers

The Company will not accept for exchange, or exchange, Existing Notes validly tendered (and not validly withdrawn) pursuant to the Exchange Offers unless the following conditions are satisfied:

•

Lenders representing in aggregate principal amount equal to 100% of the Existing Loans outstanding elect either the Lender Paydown Option or the Lender Hold Option and the Company receives documentation reasonably acceptable to the Company with respect to the election made by each such Lender prior to the Expiration Time;

•

the receipt of tenders of Existing Private Notes under the Exchange Offers representing 100% of the aggregate principal amount of the Existing Private Notes outstanding on or prior to the Expiration Time;

•

the receipt of tenders of Existing Public Notes under the Exchange Offers representing at least 85% of the aggregate principal amount of the Existing Public Notes outstanding on or prior to the Expiration Time or such lesser amount as agreed by the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors, provided that such tenders represent no less than 51% of the aggregate principal amount of the Existing Public Notes outstanding on or prior to the Expiration Time;

•

the receipt of the consent of not less than a majority in principal amount of the Existing Public Notes to the Proposed Amendments under the Public Note Consent Solicitation on or prior to the Expiration Time;

•

the Private Notes Steering Committee and the Public Notes Steering Committee have consented (such consent not to be unreasonably withheld) to the form and substance of legal documentation, including any deviations of the attached forms or as filed with the SEC forms of the New Secured Note Indenture, Standby Plan, New Credit Agreement, Collateral Trust and Intercreditor Agreement and Security Agreement, necessary to effectuate the Restructuring Transactions;

•

in the event the Company is notified of any Large Non-Accredited Investor Holder, the Company is able to, in compliance with applicable securities laws, extend an offer to such Large Non-Accredited Investor Holders prior to the Expiration Time providing for the same consideration in the Exchange Offers; and

•	the aggregate Adjustment Amount does not exceed $67,000,000.

The New Secured Note Indenture contains further conditions that must be satisfied in order for the Company to issue the New Secured Notes offered hereby on the Settlement Date, which are contained in Article IV of the form of New Secured Note Indenture attached hereto as Annex A. In addition, the conditions in the Lock Up Agreement that apply to the Exchange Offers or otherwise relate to the restructuring contemplated thereby must be satisfied as set forth in the Lock Up Agreement or waived (i) as set forth in the Lock Up Agreement and (ii) with the consent of the Private Notes Steering Committee and the Public Notes Steering Committee on or prior to the Settlement Date. If the Company does not satisfy the conditions in the Lock Up Agreement and the New Secured Notes Indenture prior to the Settlement Date, the failure to satisfy such conditions will prevent the Company from consummating the Exchange Offers, in which case the Existing Notes tendered in the Exchange Offers will be returned to the original holders thereof.

Subject to the applicable laws and the terms set forth in this Offering Memorandum and Disclosure Statement, the Company reserves the right to amend or waive any and all conditions to consummate the Exchange Offers, provided that under no circumstances may the conditions be amended or waived without the consent of (a) the Majority Consenting Creditors, (b) the informal group composed of certain unaffiliated holders of Existing Private Notes (which consent may be reported by Akin Gump Strauss Hauer & Feld LLP, unless and until a majority in principal amount outstanding of the Existing Private Notes notifies the Company that it has replaced Akin Gump Strauss Hauer & Feld LLP, in which case such new representative) (the “Private Notes Steering Committee”) and (c) to the informal group composed of certain unaffiliated holders of Existing Public Notes (which consent may be reported by Milbank, Tweed, Hadley & McCloy LLP, unless and until a majority in principal amount outstanding of the Existing Public Notes notifies the Company that it has replaced Milbank, Tweed, Hadley & McCloy LLP, in which case such new representative) (the “Public Notes Steering Committee”).

With respect to any consent or approval contemplated under the Offering Memorandum and Disclosure Statement from the Private Notes Steering Committee, Public Notes Steering Committee or the Majority Consenting Creditors, or any combination thereof, the Company shall be permitted to rely solely on the written representation (including by electronic mail) of the legal counsel to each of the respective groups as to whether such consent has been obtained or, in the case of the Majority Consenting Creditors, the Administrative Agent; it being understood, with respect to the exercise or failure to exercise any right of consent or approval herein, that no Existing Noteholder, Lender, the Administrative Agent nor any legal counsel to the Private Notes Steering Committee, Public Notes Steering Committee, Majority Consenting Creditors or Administrative Agent shall have any duty of trust or confidence in any form to the Company, or with any other creditor, holder or legal counsel.

If the Company does not meet or receive waivers of the conditions set forth above, but does receive the Threshold votes as of the Record Date to accept the Standby Plan with respect to at least one class of the Existing Private Notes, the Existing Public Notes and the Existing Loans, the Company may file the Standby Plan.

If the Company does not meet or receive waivers of the conditions set forth above and does not receive the requisite number of votes accepting the Standby Plan, the Existing Notes tendered in the Exchange Offers will be returned to the original holders thereof and all votes on the Ballots will be deemed to be null and void.

Procedures for tendering Existing Notes and Consenting to the Proposed Amendments to the Existing Public Note Indenture

General

In order to participate in the Exchange Offers and, in the case of Eligible Holders of Existing Public Notes, in order to consent to the proposed amendments under the Public Note Consent Solicitation, you must validly tender your Existing Notes to the Exchange Agent as described below. It is your responsibility to validly tender your Existing Notes. The Company has the right to waive any defects. However, the Company is not required to waive defects and is not required to notify you of defects in your tender. If you do not elect to participate in the Exchange Offers but wish to vote on the Standby Plan, see the procedures in “Procedures for Voting on the Standby Plan.”

The tender of Existing Notes pursuant to the Exchange Offers by one of the procedures set forth below will constitute (a) an agreement between the tendering Eligible Holder and the Company in accordance with the terms and subject to the conditions of the Exchange Offers; and (b) in the case of the Eligible Holder of Existing Public Notes, the consent of such tendering holder to the proposed amendments to the Existing Public Note Indenture.

Existing Public Notes

Existing Public Notes must be tendered through DTC. DTC participants must electronically transmit their acceptance of an offer through DTC’s ATOP, for which the Exchange Offers and consent solicitation are expected to be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance and execute a book-entry delivery to the Exchange Agent’s account at DTC. DTC will then send an Agent’s Message to the Exchange Agent. Delivery of the Agent’s Message by DTC will satisfy the terms of the Exchange Offers as to execution and delivery of a letter of transmittal by the participant identified in the Agent’s Message. The Agent’s Message must be received by the Exchange Agent at or prior to the Expiration Time for the tendering holders to be eligible to receive the applicable exchange consideration and consent to the Proposed Amendments. An “Agent’s Message” is a message transmitted by DTC, received by the Exchange Agent, and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgement from you that you have received and agree to be bound by and make each of the representations and warranties contained in the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against you (each, an “Agent’s Message”).

Beneficial owners of Existing Public Notes who are not direct participants in DTC must contact their broker, bank or other nominee or custodian to arrange for their direct participant in DTC to submit an instruction to DTC on such beneficial owner’s behalf in accordance with its requirements. You may have been provided with a letter of instruction along with this Offering Memorandum and Disclosure Statement that may be used by a beneficial owner to instruct a broker, bank or other nominee or custodian to effect the tender of Existing Public Notes for exchange and consent to the proposed amendments on the beneficial owner’s behalf. The beneficial owners of Existing Public Notes that are held in the name of a broker, bank or other nominee or custodian should contact such entity sufficiently in advance of the Expiration Time if they wish to tender their Existing Public Notes and ensure that the Existing Public Notes in DTC are blocked in accordance with the requirements and deadlines of DTC. Such beneficial owners should not submit such instructions directly to DTC, the Company, the Exchange Agent, the Information Agent or the Voting Agent.

If you have any questions or need help in tendering your Existing Public Notes, please contact the Exchange Agent, Information Agent and Voting Agent, whose address and telephone numbers are listed on the back cover page of this prospectus.

By participating in the Exchange Offers in this manner, you will be deemed to have acknowledged and agreed that you are bound by the terms of the Letter of Transmittal, including that (i) you are an “Accredited Investor” as such term is defined in Rule 501 of the Securities Act if you are receiving New Secured Notes as part of your exchange consideration and (ii) you beneficially owned, together with your affiliates, your Existing Public Notes on the Record Date if you are a Minimum Payment Public Holder, and are otherwise qualified to accept the Exchange Offers and have consented to the proposed amendments to the Existing Public Note Indenture and that the Company may enforce the terms and conditions contained in the Letter of Transmittal against you.

Book-Entry Delivery of the Existing Public Notes; Tender through ATOP. The Exchange Agent will make a request to establish an account with respect to the Existing Notes at DTC for purposes of the Exchange Offers promptly after the date of this Offering Memorandum and Disclosure Statement. Any financial institution that is a participant in the DTC system may make book-entry delivery of Existing Public Notes by causing DTC to transfer such Existing Public Notes into the Exchange Agent’s account in accordance with DTC’s ATOP procedures for such transfer. However, the exchange for the Existing Public Notes so tendered will only be made after book-entry confirmation of delivery of such Existing Public Notes, and timely receipt by the Exchange Agent of an Agent’s Message from DTC.

Delivery of the Agent’s Message by DTC to the Exchange Agent will satisfy the terms of the Exchange Offers in lieu of execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message. Accordingly, the Letter of Transmittal need not be completed by a holder tendering through ATOP. Although delivery of Existing Public Notes by a DTC participant may be effected through book-entry transfer into the Exchange Agent’s account at DTC, delivery to the Exchange Agent will only be effected by the transmission to and receipt by the Exchange Agent of an Agent’s Message from DTC (in lieu of the Letter of Transmittal) prior to the Expiration Time at one of its addresses set forth on the back cover of this Offering Memorandum and Disclosure Statement.

Existing Private Notes

To validly tender Existing Private Notes held in physical certificated form pursuant to the Exchange Offers, an Eligible Holder must transmit to the Exchange Agent prior to the Expiration Time a properly completed and duly signed Letter of Transmittal (or a facsimile copy thereof) in accordance with the instructions to the Letter of Transmittal, including having the signature thereon guaranteed if required by the instructions to the Letter of Transmittal and any other documents required by the instructions to the Letter of Transmittal. Prior to the Settlement Date, each such Eligible Holder must also tender to the Exchange Agent their certificates or if the certificates are not provided, the holder must make the representations set forth in the Letter of Transmittal that they are the beneficial owner of the tendered Existing Private Notes and have not transferred their certificates.

Such documents must be delivered to the Exchange Agent at its address set forth on the back page of this Offering Memorandum and Disclosure Statement. The Letter of Transmittal and any certificates evidencing Existing Private Notes tendered pursuant to an Exchange Offer should be sent only to the Exchange Agent and not to the Company.

The Existing Private Dollar Notes, which are currently held in certificated physical form, will be exchanged for New Floating Rate Secured Notes or New Fixed Rate Secured Notes which will be held by direct participants in DTC only. Therefore, Eligible Holders of Existing Private Dollar Notes who tender their notes in the Exchange Offers will be required to provide their DTC participant information or their nominee’s DTC participant information in the Letter of Transmittal. Failure to provide the appropriate DTC participant information to effect a position in the New Floating Rate Secured Notes or New Fixed Rate Secured Notes may prevent the Exchange Offers from being successful. The Existing Euro Notes and Existing Sterling Notes will be exchanged for New Secured Notes that are in registered form and certificated.

If Existing Private Notes are to be tendered by any person other than the person in whose name the Existing Private Notes are registered (or an agent of same), the Existing Private Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer executed exactly as the name or names of the holder or holders appear on the Existing Private Note certificate, with the signature(s) on the Existing Private Note certificate or instruments of transfer guaranteed as provided below, and a Letter of Transmittal must be executed and delivered either by the holder or holders, or by the tendering person pursuant to a valid proxy signed by the holder or holders (such person, an “authorized proxy holder”), which signature must, in either case, be guaranteed as provided below.

Signature Guarantees. Signatures on a Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a “Medallion Signature Guarantor”) unless the Existing Private Notes tendered thereby are tendered (a) by a/the holder of record of such Existing Notes and that holder has not completed either of the boxes entitled “A. Special Issuance/Delivery Instructions” or “B. Special Exchange Instructions” on the Letter of Transmittal, or (b) for the account of a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or is a commercial bank or trust company having an office in the United States (each, an “Eligible Institution”). If the Existing Private Notes are registered in the name of a person other than the signer of the Letter of Transmittal or if Existing Private Notes not tendered are to be returned to a person other than the holder, then the signatures on the Letter of Transmittal accompanying the tendered Existing Private Notes must be guaranteed by a Medallion Signature Guarantor as described above.

Holders may not tender their Existing Private Notes by guaranteed delivery. The method of delivery of the Letter of Transmittal, certificates for Existing Private Notes, and all other required documents, is at the election and risk of the tendering holder. If a holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

Effect of Letter of Transmittal

Subject to and effective upon the acceptance by the Company for exchange of Existing Notes tendered in the Exchange Offers, by executing and delivering a Letter of Transmittal, or being deemed to have done so as part of your electronic confirmation of submission pursuant to DTC’s ATOP system, you (1) irrevocably sell, assign and transfer to or upon the order of the Company all right, title and interest in and to all the Existing Notes tendered thereby and (2) irrevocably appoint the Exchange Agent as your true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the Company’s agent with respect to the tendered Existing Notes, with full power coupled with an interest) to:

•

deliver certificates representing the Existing Private Notes (or, if certificates are unavailable, the certificates will be deemed tendered by the beneficial owner checking the appropriate box in the Letter of Transmittal), or transfer ownership of the Existing Public Notes on the DTC book-entry transfer facility, together with all accompanying evidences of transfer and authenticity, to or upon the Company’s order;

•	present and deliver the Existing Notes for transfer on the relevant security register; and

•

receive all benefits or otherwise exercise all rights and incidents of beneficial ownership of the Existing Notes, all in accordance with the terms of the Exchange Offers and Public Note Consent Solicitation.

Determination and validity

All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of tendered Existing Notes will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any and all tenders of Existing Notes that it determines are not in proper form or for which the acceptance for payment or payment may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defect or irregularity in the tender of Existing Notes of any particular holder, whether or not similar conditions, defects or irregularities are waived in the case of other holders.

The interpretation of the terms and conditions of the Exchange Offers (including the instructions in the Letter of Transmittal or the Agent’s Message, as applicable) by the Company will be final and binding. None of the Company, the Exchange Agent, the Information Agent, the Existing Public Note Indenture Trustee or any other person will be under any duty to give notice of any defects or irregularities in tenders or any notices of withdrawal or will incur any liability for failure to give any such notice.

Return of Existing Notes Not Accepted for Exchange

If the Company does not accept any tendered Existing Notes for any reason set forth in the terms and conditions of the Exchange Offers, the unaccepted or non-exchanged Existing Notes will be returned without expense to the tendering holder. Existing Notes tendered by book-entry transfer into the Exchange Agent’s account at the DTC’s book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the Existing Notes that are not to be exchanged will be credited to an account maintained with DTC, promptly after the expiration or termination of the Exchange Offers.

Acceptance for exchange; source of funds

Upon the terms and subject to the conditions of the Exchange Offers, the Company will accept for exchange all Existing Notes that are validly tendered pursuant to the Exchange Offers. You may not withdraw any Existing Notes which are validly tendered, subject to applicable law; provided that, if the Expiration Time has been extended past June 30, 2010, holders shall have the right to withdraw their tenders on and after such date until the new Expiration Time.

The discussion under the heading “—Conditions to the Exchange Offers” above provides further information regarding the conditions to the Exchange Offers. For purposes of the Exchange Offers, the Company will be deemed to have accepted for exchange tendered Existing Notes if, as and when it has given written notice to the Exchange Agent of its acceptance of such Existing Notes in exchange for the New Secured Notes or Cash Payment (or a combination of both New Secured Notes and Cash Payment) and the Restructuring Fee (if applicable). The exchange of Existing Notes for New Secured Notes or the Cash Payment (or a combination of both New Secured Notes and Cash Payment) and the Restructuring Fee (if applicable) will be in full satisfaction of the principal amount of the Existing Notes so tendered and accepted.

The Exchange Agent will act as agent for the tendering holders for the purpose of receiving New Secured Notes, and transmitting such New Secured Notes and any documentation concerning the New Secured Notes to the tendering holders. Thus, the Company will exchange New Secured Notes or Cash Payment (or a combination of both New Secured Notes and Cash Payment) and the Restructuring Fee (if applicable) for Existing Notes accepted for exchange pursuant to the Exchange Offers by depositing the New Secured Notes or Cash Payment (or a combination of both New Secured Notes and Cash Payment) and the Restructuring Fee (if applicable) and any documentation concerning the New Secured Notes with the Exchange Agent on the Settlement Date, or as soon as practicable thereafter. The Cash Payments to each Eligible Holder under the Exchange Offers will be made (i) for holders of Existing Private Notes, by wire transfer, as directed by such holder in the Letter of Transmittal and (ii) for holders of Existing Public Notes, through DTC. Under no circumstances will any additional interest be payable by the Company because of any delay in the transmission of funds from the Exchange Agent to the tendering holders.

The Company expressly reserves the right, in its sole discretion, to delay acceptance for exchange of Existing Notes validly tendered under the Exchange Offers (subject to Rule 14e-1(c) promulgated under the Exchange Act, which requires that the Company issues the offered consideration or return the tendered notes promptly after termination or withdrawal of the Exchange Offers), or to terminate the Exchange Offers and not accept for exchange any Existing Notes not previously accepted, (1) if any of the conditions to the Exchange Offers have not been satisfied or validly waived, subject to applicable laws and the requisite consent of the Private Notes Steering Committee, the Public Notes Steering Committee and the Majority Consenting Creditors or (2) in order to comply with any applicable law. The Existing Notes will continue to accrue interest during any such delay.

If, for any reason whatsoever, acceptance for exchange of any Existing Notes validly tendered pursuant to the Exchange Offers is delayed, or the Company extends the Exchange Offers or the Company is unable to accept for exchange the Existing Notes validly tendered pursuant to the Exchange Offers, then, without prejudice to the Company’s rights set forth herein, the Company may instruct the Exchange Agent to retain validly tendered Existing Notes and those Existing Notes may not be withdrawn; provided that, if the Expiration Time has been extended past June 30, 2010, holders shall have the right to withdraw their tenders on and after such date until the new Expiration Time.

Except as set forth in this paragraph, the Company will pay or cause to be paid any transfer taxes applicable to the exchange of Existing Notes pursuant to the Exchange Offers. If, however, a transfer tax is imposed for any reason other than the exchange of Existing Notes pursuant to the Exchange Offers, then the amount of such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of the payment of such taxes or exemptions therefrom is not submitted with the Letter of Transmittal or Agent’s Message, as applicable, the amount of such transfer taxes will be deducted from the amount to be paid to such tendering holder upon the exchange.

Backup U.S. Federal Income Tax Withholding. Under U.S. federal tax laws, the Exchange Agent may be required to withhold a portion of any payments made to certain holders pursuant to the Exchange Offers. See “Certain Federal Income Tax Consequences.”

Procedures for Voting on the Standby Plan

Before voting to accept or reject the Standby Plan, each Eligible Holder should carefully review the Standby Plan attached as Annex B and described herein under “The Standby Plan.” All descriptions of the Standby Plan set forth in this Offering Memorandum and Disclosure Statement are subject to the terms and conditions of the Standby Plan. Instructions for voting on the Standby Plan are set forth in the instructions contained in the Ballot.

Voting Deadline

The Exchange Agent will serve as the Company’s Voting Agent to assist in the transmission of voting materials and in the tabulation of votes with respect to the Standby Plan.

FOR YOUR VOTE TO COUNT, YOUR VOTE (OR THE MASTER BALLOT CAST ON YOUR BEHALF IN THE CASE OF EXISTING PUBLIC NOTES) MUST BE RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE OF 5:00 P.M., NEW YORK CITY TIME, ON JUNE 1, 2010.

The period during which Ballots will be accepted will terminate at the Voting Deadline which is 5:00 p.m., New York City time on June 1, 2010, as such time may be extended as provided below. Except to the extent the Company so determines or as permitted by the Court, Ballots that are received after the Voting Deadline will not be counted or otherwise used by the Company in connection with the Company’s request for confirmation of the Standby Plan (or any permitted modification thereof).

The Company reserves the right, at any time or from time to time, and subject to the terms of the Lock Up Agreement, to extend, by oral or written notice to the Voting Agent, the period of time (on a daily basis, if necessary) during which Ballots will be accepted for any reason including, but not limited to, determining whether or not requisite acceptances of the Standby Plan have been received, by making a public announcement of such extension no later than 9:00 a.m. (New York City time) on the first Business Day next succeeding the previously announced Voting Deadline. Without limiting the manner in which the Company may choose to make any public announcement, the Company will not have any obligation to publish, advertise, or otherwise communicate any such public announcement. There can be no assurance that the Company, with the consent of the Majority Consenting Creditors or the Existing Administrative Agent, as the case may be, as set forth in the Lock Up Agreement, will exercise its right to extend the Voting Deadline. In the event that the voting deadline is extended beyond June 30, 2010, Eligible Holders who have submitted ballots will have the right to withdraw such submitted ballots consistent with the terms hereof.

Voting Procedures

The Company is providing copies of this Offering Memorandum and Disclosure Statement (including all exhibits and appendices) and related materials and, where appropriate, the Ballot (collectively, a “Solicitation Package”), to holders who are registered holders of Existing Notes, to Lenders and to Swap Counterparties. Such holders may include brokerage firms, commercial banks, trust companies, or other nominees. If such entities who are holders of Existing Notes do not hold Existing Notes for their own account, they must provide copies of the Offering Memorandum and Disclosure Statement (including the Ballot) to their customers and to beneficial owners of Existing Notes. Any beneficial owner of Existing Notes as of the Record Date who is an Accredited Investor and, in the case of Existing Public Notes, who held more than $100,000 in Existing Public Notes as of the Record Date, who has not received the Ballot should contact his, her or its nominee, or the Voting Agent.

Eligible Holders, Lenders and Swap Counterparties should provide all of the information requested by the Ballot. Eligible Holders, Lenders and Swap Counterparties should complete and return all Ballots received in the self-addressed, postage paid envelope provided with each such Ballot.

The Record Date for determining which Eligible Holders, Lenders and Swap Counterparties are entitled to vote on the Standby Plan is April 30, 2010. The Existing Public Note Indenture Trustee will not vote on behalf of the Eligible Holders of Existing Notes. Eligible Holders must submit their own Ballot. The voting procedures for the Eligible Holders, Lenders and Swap Counterparties are set forth in their respective Ballots.

Beneficial Owners

A beneficial owner holding Existing Notes as record holder in its own name and who is entitled to vote on the Standby Plan should vote on the Standby Plan by completing and signing the enclosed Beneficial Owner

Ballot and returning it directly to the Voting Agent on or before the Voting Deadline using the enclosed self-addressed, postage paid envelope. Holders of Existing Private Notes and holders of Existing Public Notes (other than (i) holders of De Minimis Public Notes Claims and (ii) holders of Existing Public Notes that are Large Non-Accredited Investors) are entitled to vote on the Standby Plan. Any Large Non-Accredited Investor Holder should contact the Exchange Agent.

A beneficial owner holding Existing Notes in “street name” through a nominee may vote on the Standby Plan by one of the following two methods (as selected by such beneficial owner’s nominee):

•

Complete and sign the enclosed Beneficial Owner Ballot. Return the Ballot to your nominee as promptly as possible and in sufficient time to allow such nominee to process the Ballot or a Master Ballot (as further described herein) and return it to the Voting Agent by the Voting Deadline. If no self-addressed, postage paid envelope was enclosed for this purpose, contact the Voting Agent for instructions; or

•

Complete and sign the pre-validated Beneficial Owner Ballot (as described below) provided to you by your nominee. Return the pre-validated Ballot to the Voting Agent by the Voting Deadline using the return envelope provided with the Offering Memorandum and Disclosure Statement.

Any Beneficial Owner Ballot returned to a nominee by a beneficial owner will not be counted for purposes of acceptance or rejection of the Standby Plan until such nominee properly completes and delivers to the Voting Agent that Ballot or a Master Ballot that accepts or rejects the vote of such beneficial owner.

If any beneficial owner owns Existing Notes through more than one nominee, such beneficial owner may receive multiple mailings containing the Beneficial Owner Ballots. The beneficial owner should execute a separate Beneficial Owner Ballot for each block of existing notes that it holds through any particular nominee and return each Ballot to the respective nominee in the return envelope provided therewith. Beneficial owners who execute multiple Beneficial Owner Ballots with respect to Existing Notes held through more than one nominee must indicate on each Beneficial Owner Ballot the names of ALL such other nominees and the additional amounts of such existing notes so held and voted.

Nominees

A nominee that on the Record Date is the registered holder of Existing Notes for one or more beneficial owners can obtain the votes of the beneficial owners of such Existing Notes, consistent with customary practices for obtaining the votes of securities held in “street name,” in one of the following two ways:

Pre-Validated Ballots

The nominee may “pre-validate” a Beneficial Owner Ballot by (1) signing the Ballot; (2) indicating on the Ballot the name of the registered holder, the amount of Existing Notes held by the nominee for the beneficial owner, and the account numbers for the accounts in which such Existing Notes are held by the nominee; and (3) forwarding such Beneficial Owner Ballot, together with the Offering Memorandum and Disclosure Statement, a pre-addressed, postage-paid return envelope addressed to, and provided by, the Voting Agent, and other materials requested to be forwarded, to the beneficial owner for voting. The beneficial owner must then complete the information requested on the Beneficial Owner Ballot, review the certifications contained on the Ballot, and return the Ballot directly to the Voting Agent in the pre-addressed, postage-paid return envelope so that it is RECEIVED by the Voting Agent by the Voting Deadline. A list of the beneficial owners to whom “pre-validated” Ballots were delivered should be maintained by nominees for inspection for at least one year from the Voting Deadline.

Master Ballots

If the nominee elects not to prevalidate Beneficial Owner Ballots, the nominee may obtain the votes of beneficial owners by forwarding to the beneficial owners the unsigned Beneficial Owner Ballots, together with the Offering Memorandum and Disclosure Statement, a pre-addressed, postage-paid return envelope provided by, and addressed to, the nominee, and other materials requested to be forwarded. Each such beneficial owner must then indicate his, her or its vote on the Beneficial Owner Ballot, complete the information requested on the Ballot, review the certifications contained on the Ballot, execute the Ballot and return the Ballot to the nominee. After collecting the Beneficial Owner Ballots, the nominee should, in turn, complete a Master Ballot compiling the votes and other information from the Beneficial Owner Ballots, execute the Master Ballot, and deliver the Master Ballot to the Voting Agent so that it is RECEIVED by the Voting Agent by the Voting Deadline. All Beneficial Owner Ballots returned to a nominee by beneficial owners should either be forwarded to the Voting Agent (along with the Master Ballot) or retained by nominees for inspection for at least one year from the Voting Deadline. EACH NOMINEE SHOULD ADVISE ITS BENEFICIAL OWNERS TO RETURN THEIR BALLOTS TO THE NOMINEE BY A DATE CALCULATED BY THE NOMINEE TO ALLOW IT TO PREPARE AND RETURN THE MASTER BALLOT TO THE VOTING AGENT SO THAT IT IS RECEIVED BY THE VOTING AGENT BY THE VOTING DEADLINE.

Miscellaneous

In the case of a vote on the Standby Plan, all Ballots must be signed by the Eligible Holder of record or any person who has obtained a properly completed Ballot proxy from the record holder of the Existing Notes on the Record Date. For purposes of voting to accept or reject the Standby Plan, the beneficial owners of Existing Notes will be deemed to be the “holders” of the claims represented by such Existing Notes. Unless otherwise ordered by the Court, Ballots that are signed, dated and timely received, but on which a vote to accept or reject the Standby Plan has not been indicated, will not be counted. The Company, in its sole discretion, may request that the Voting Agent attempt to contact such voters to cure any such defects in the Ballots.

Under the Code, for purposes of determining whether the requisite acceptances have been received, only Eligible Holders who actually vote will be counted. The failure of a holder to deliver a duly executed Ballot will be deemed to constitute an abstention by such holder with respect to voting on the Standby Plan and such abstentions will not be counted as votes for or against the Standby Plan. Large Non-Accredited Investors are not entitled to vote on the Standby Plan, but if filing of a Case occurs, such Large Non-Accredited Investor shall be deemed to have voted to reject the Standby Plan for the purposes of determining whether the class of Public Notes Claims voted to accept the Standby Plan. Accordingly, any such holder is encouraged to contact the Exchange Agent.

Except as provided below, unless the Ballot is timely submitted to the Voting Agent by the Voting Deadline together with any other documents required by such Ballot, the Company may, in its sole discretion, reject such Ballot as invalid, and therefore decline to utilize it in connection with seeking confirmation of the Standby Plan.

Fiduciaries and Other Representatives

If a Beneficial Owner Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, unless otherwise determined by the Company, must submit proper evidence satisfactory to the Company of authority to so act. Authorized signatories should submit the separate Beneficial Owner Ballot of each beneficial owner for whom they are voting.

UNLESS THE BALLOT IS SUBMITTED TO THE VOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE, SUCH BALLOT WILL BE REJECTED AS INVALID AND WILL NOT BE COUNTED AS AN ACCEPTANCE OR REJECTION OF THE STANDBY PLAN; PROVIDED, HOWEVER, THAT THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REQUEST OF THE COURT THAT ANY SUCH BALLOT BE COUNTED.

Parties Entitled to Vote

Under the Code, only holders of claims or equity interests in “impaired” classes are entitled to vote on a plan. Under section 1124 of the Code, a class of claims equity interests is deemed to be “impaired” under a Standby Plan unless (1) the Standby Plan leaves unaltered the legal, equitable and contractual rights to which such claim or equity interest entitles the holder thereof or (2) notwithstanding any legal right to an accelerated payment of such claim or equity interest, the plan cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy) and reinstates the maturity of such claim or equity interest as it existed before the default.

If, however, the holder of an impaired claim or equity interest will not receive or retain any distribution under the Standby Plan on account of such claim or equity interest, the Code deems such holder to have rejected the Standby Plan and, accordingly, holders of such claims and equity interests do not actually vote on the Standby Plan. If a claim or equity interest is not impaired by the Standby Plan, the Code deems the holder of such claim or equity interest to have accepted the Standby Plan and, accordingly, holders of such claims and equity interests are not entitled to vote on the Standby Plan. Holders of De Minimis Public Notes Claims are unimpaired under the Plan and will receive the Minimum Public Cash Payment plus all accrued but unpaid interest that is due and payable but has not been paid as of the Effective Date in respect of their claims. Large Non-Accredited Investors are deemed to have voted to reject the Standby Plan but will receive the same treatment as holders of a Class 6 (Public Notes Claim). No holders of equity interests (i.e., common stock of the Company) are impaired by the Standby Plan. Holders of equity interests in the Company are not impaired because the plan leaves unaltered their legal, equitable and contractual rights. Because holders of equity interests in the Company are not impaired, they are deemed to accept the Standby Plan and will not be entitled to vote on the Standby Plan.

A vote may be disregarded if the Court determines, pursuant to section 1126(e) of the Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Code.

The Code defines “acceptance” of a plan by a class of claims or equity interests as acceptance by the Threshold, i.e., creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for acceptance or rejection of the Standby Plan.

The claims in the following classes are impaired under the Standby Plan and entitled to vote to accept or reject the Standby Plan:

•	Class 3: Existing Credit Agreement Claims (holders of Existing Loans)

•	Class 4: Private Notes Claims (holders of Existing Private Notes)

•	Class 6: Public Notes Claims (holders of Existing Public Notes who are Accredited Investors)

•	Class 7: Swap Claims (holders of Swap Agreements or claims arising thereunder)

Agreements Upon Furnishing Ballots

The delivery of an accepting Ballot pursuant to one of the procedures set forth above will constitute the agreement of the creditor with respect to such Ballot to accept (1) all of the terms of, and conditions to, this solicitation; and (2) the terms of the Standby Plan including the releases and exculpations set forth therein. Each holder of a claim entitled to vote to accept or reject the Standby Plan may choose to opt out of providing the creditor releases set forth in Section 11.6 of the Standby Plan by checking the appropriate box on such holder’s Ballot; provided, that any holder that opts out of providing the creditor releases set forth in Section 11.6 will not itself receive releases under this Section 11.6 All parties in interest retain their right to object to confirmation of the Standby Plan pursuant to section 1128 of the Code, subject to any applicable terms of the Lock Up Agreement.

Change of Vote

Any party who has previously submitted to the Voting Agent by the Voting Deadline a properly completed Ballot may not revoke such Ballot and change its vote for acceptance or rejection of the Standby Plan, subject to applicable law or as otherwise specified herein, unless the Company does not file a Case on or before June 30, 2010 (the “Filing Date”); provided, however, that the Filing Date may be extended to a date later than June 30, 2010 with the approval of (a) the Majority Consenting Creditors and (b) either or both of the holders of the Existing Public Notes and the holders of Existing Private Notes who are Accredited Investors who have submitted sufficient Ballots to satisfy the Threshold at the time of such extension.

Waivers of Defects, Irregularities, etc.

Unless otherwise directed by the Court, all questions as to the validity, form, eligibility (including time of receipt), acceptance, and revocation or withdrawals of Ballots will be determined by the Exchange Agent and the Company in their sole discretion, which determination will be final and binding. The Company reserves the right to reject any and all Ballots submitted by any of its creditors not in proper form, the acceptance of which would, in the opinion of the Company or its counsel, be unlawful. The Company further reserves the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot by any of its creditors. The interpretation (including the Ballot and the respective instructions thereto) by the Company, unless otherwise directed by the Court, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Ballots must be cured within such time as the Company (or the Court) determines. Neither the Company nor any other person will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots nor will any of them incur any liabilities for failure to provide such notification. Unless otherwise directed by the Court, delivery of such Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots previously furnished (and as to which any irregularities have not theretofore been cured or waived) will be invalidated.

Further Information, Additional Copies

If you have any questions or require further information about the voting procedures for voting your Existing Notes or about the packet of material you received, or if you wish to obtain an additional copy of the Standby Plan, this Offering Memorandum and Disclosure Statement, or any exhibits to such documents, please contact the Voting Agent.

Voting Agent

Epiq Systems has been appointed as Voting Agent for the solicitation. Questions and requests for assistance with respect to Ballots may be directed to the Voting Agent at one of its addresses and telephone numbers set forth on the back cover of this Offering Memorandum and Disclosure Statement.

The Voting Agent will tabulate all votes as each Ballot is received prior to the Expiration Time for purposes of determining whether the Eligible Holders have accepted or rejected the Standby Plan. The Rules prescribe the conditions that must be satisfied in order to count the ballots solicited with respect to a plan of reorganization prior to a company seeking protection under the Code. Rule 3018(b) requires that (i) the plan of reorganization must have been disseminated to substantially all impaired creditors and equity interest holders in the class or classes entitled to vote, (ii) the time prescribed for voting on the plan must not have been unreasonably short, and (iii) the solicitation must have been conducted in accordance with section 1126(b) of the Code, which requires that the solicitation be conducted in compliance with all applicable laws, rules, or regulations or, if there are no such applicable laws, rules or regulations, that the disclosure statement with respect to the plan contains “adequate information,” as defined in section 1125(a) of the Code. Section 1125(a) defines “adequate information” as information of a kind and in sufficient detail as far as is reasonably practicable in light of the nature and history of a company and the condition of such company’s books and records, that would enable a hypothetical reasonable investor typical of holders of claims or equity interests of the relevant class to make an informed judgment about the plan of reorganization.

The Company believes that the requirements of Rule 3018(b) will be satisfied. This Offering Memorandum and Disclosure Statement and the Standby Plan are being transmitted to the holders of the Existing Notes, Existing Loans and Swap Agreements, which are the impaired classes of creditors under the Standby Plan. The solicitation period determined by the Board of Directors for voting on the Standby Plan is at least 20 Business Days, which is the time prescribed by the SEC pursuant to Rule 14e-1 under the Exchange Act for tender offers such as the Exchange Offers. The Company believes that this Offering Memorandum and Disclosure Statement complies with applicable non-bankruptcy law requirements for a solicitation and also contains adequate information (within the meaning of section 1125(a)(1) of the Code) for impaired creditors entitled to vote to accept or reject the Standby Plan to make an informed judgment about the Standby Plan.

Lost or Missing Certificates

If a holder of Existing Private Notes desires to tender Existing Private Notes pursuant to the Exchange Offers, but the Existing Private Notes have been mutilated, lost, stolen or destroyed, such holder should write to or telephone the Company, at the address listed below, concerning the procedures for obtaining replacement certificates for such Existing Private Notes:

American Capital, Ltd.

2 Bethesda Metro Center

14th Floor

Bethesda, MD 20814

Attn: Compliance Officer

Miscellaneous

The Exchange Offers are not subject to Section 13(e) of, or Rule 13e-3 or 13e-4 or Regulation 14D promulgated under, the Exchange Act.

Other than with respect to the Exchange Agent and the Information Agent, neither the Company not any of its respective affiliates has engaged, or made any arrangements for, and has no contract, arrangement or understanding with, any broker, dealer, agent or other person regarding the exchange of existing notes hereunder, and no person has been authorized by the Company or any of its respective affiliates to provide any information or to make any representations in connection with the Exchange Offers, the Public Note Consent Solicitation or the solicitation of votes on the Standby Plan, other than those expressly set forth in this Offering Memorandum and Disclosure Statement, and, if so provided or made, such other information or representations must not be relied upon as having been authorized by the Company or any of its respective affiliates. The delivery of this Offering Memorandum and Disclosure Statement shall not, under any circumstances, create any implication that the information set forth herein is correct as of any time subsequent to the date hereof.

The Company is not aware of any jurisdiction in which the solicitation is not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the solicitation would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the solicitation will not be made to the holders of Existing Notes residing in such jurisdiction.

DESCRIPTION OF THE NEW CREDIT AGREEMENT

On May 16, 2007, the Company entered into a senior unsecured revolving credit facility (as amended by the First Amendment to Credit Agreement and Waiver, dated as of December 7, 2008, and the Second Amendment to Credit Agreement, dated as of September 29, 2008), which is referred to herein as the Existing Credit Agreement, providing for extensions of credit in a principal amount up to $1,408,500,000 with Wachovia Bank, National Association (predecessor to Wells Fargo Bank, N.A.), as administrative agent, and the banks and other financial institutions party thereto, as the Lenders.

Pursuant to the Lock Up Agreement, the Company and the Lenders agreed to an amendment and restatement of the Existing Credit Agreement pursuant to which, among other things, each lender under the Existing Credit Agreement would receive a portion of the Settlement Payment or New Secured Loans (or a combination of both) as provided in this Offering Memorandum and Disclosure Statement. The New Credit Agreement will be in the form (subject to revisions approved by the Public Notes Steering Committee, the Private Notes Steering Committee and the Majority Consenting Creditors) filed by the Company with the SEC on Form 8-K dated May 3, 2010.

The New Secured Loans will have a final maturity on December 31, 2013 and bear interest at a rate per annum equal to the interest rate payable on the New Floating Rate Secured Notes. The interest rate payable on the New Secured Loans is subject to increase for the non-payment of certain amounts of New Secured Loans by certain dates to be set forth in the New Credit Agreement or the failure to satisfy the asset coverage covenant on the same basis as the New Floating Rate Secured Notes, and subject to decrease based on amortization of the outstanding principal amount of New Secured Loans. The interest rate payable on the New Secured Loans will increase by 2% if an event of default exists under the New Credit Agreement.

Under the New Credit Agreement, the Company will be required to pay certain fees to the Lenders, including: (i) a restructuring fee in an amount equal to 2% of the principal amount of New Secured Loans outstanding on the Settlement Date, payable on such date; and (ii) an extension fee in an amount equal to 1% of the principal amount of New Secured Loans outstanding on each of December 30, 2011 and December 30, 2012, payable on each such date.

Subject to certain adjustments, the Company will be required to repay a portion of the principal amount of the New Secured Loans outstanding on each of December 31, 2011, December 31, 2012 and June 30, 2013, in an amount equal to the Lender’s pro rata share of the Scheduled Amortization Amount applicable to the New Obligations as set forth in the New Credit Agreement for each such date. The Company may defer repayment of Scheduled Amortization Amounts of New Secured Loans in an amount equal to the Lenders’ pro rata share of up to $200,000,000 applicable to the New Obligations prior to June 30, 2013. In addition, subject to certain exceptions, the New Credit Agreement will require mandatory prepayments, ratably, based on the outstanding amount of the New Secured Loans and the New Secured Notes, in an amount equal to: (i) 100% of the net cash proceeds of issuances of debt; (ii) after the second anniversary of the Settlement Date, 50% of the net cash proceeds of issuances of equity; and (iii) 25% to 50% of annual excess cash flow and net cash proceeds from sales of portfolio and other investments, depending on the amount of outstanding New Secured Loans and New Secured Notes and, in each case, subject to reduction by the Lenders’ pro rata share, as of the Settlement Date, of $510,000,000. Voluntary prepayments of the New Secured Loans will be permitted at any time, subject to certain notice and minimum amount requirements and corresponding pro rata redemptions of the New Secured Notes, subject to certain exceptions.

Under certain conditions identical to those in the New Secured Note Indenture, the Company must cause subsidiaries of the Company to become unconditional joint and several guarantors of the Company’s obligations under the New Credit Agreement (“Subsidiary Guarantors”).

The obligations of the Company and the Subsidiary Guarantors, if any, under the New Credit Agreement will be secured by first priority liens (subject to certain permitted liens) on substantially all (subject to certain exceptions) existing and hereafter acquired tangible and intangible assets of the Company and the Subsidiary Guarantors (the “Collateral”), including: (i) all capital stock and other equity interests owned by the Company and the Subsidiary Guarantors (limited to 65% of the voting stock of any first tier foreign subsidiaries, if determined to result in a material adverse tax consequence), and (ii) substantially all cash and cash equivalents of the Company and the Subsidiary Guarantors. The Collateral will secure the New Secured Loans ratably with the New Secured Notes and Hedging Obligations and will be subject to the terms of the Security Agreement and the Collateral Trust and Intercreditor Agreement.

The New Credit Agreement will contain certain affirmative covenants requiring the Company to take certain actions and comply with various obligations, including: (i) delivery of financial statements; (ii) delivery of certificates and other information; (iii) payment of taxes and other obligations; (iv) maintenance of corporate existence; (v) maintenance of property and insurance; (vi) permitting inspection of property and maintenance of proper books and records; (vii) delivery of notice of the occurrence of an event of default and certain other events; (viii) compliance with environmental laws; (ix) maintenance of a minimum ratio of adjusted operating cash flow to cash interest expense and a minimum ratio of total pledged assets to secured debt, each at levels to be set forth in the New Credit Agreement and tested on a quarterly basis; (x) use of commercially reasonable efforts to maintain ratings; (xi) compliance with laws; (xii) delivery of new or amended security documents to include after acquired collateral; (xiii) causing certain subsidiaries and portfolio investments of the Company that manage certain investment vehicles to comply with restrictions on its purpose and business; (ix) payment of principal and interest; and (x) certain post-closing obligations. The New Credit Agreement will also contain certain negative covenants, including, subject to certain exceptions, restrictions on: (i) the incurrence of additional debt; (ii) liens (other than certain permitted liens, including liens granted to secure certain types of permitted debt, liens granted in permitted securitization transaction assets, leases granted in the ordinary course, liens to secure obligations with respect to permitted letters of credit, liens existing on property at time of acquisition, and customary banker’s liens and rights of set-off); (iii) consolidations, mergers and sales of assets; (iv) acquisitions and investments; (v) transactions with affiliates; (vi) change in fiscal year; (vii) entry into certain restrictive agreements; (viii) the making of dividends and other distributions; (ix) dissolution or liquidation; (x) the incurrence of debt by American Capital, LLC; (xi) optional payments and modifications of certain debt instruments; (xii) entry into certain agreements with negative pledge clauses; and (xiii) deferral of payments and redemptions of New Secured Loans and New Secured Notes. These covenants will be substantially the same as the covenants under the New Secured Note Indenture.

The New Credit Agreement will contain certain events of default, including, subject to thresholds, materiality and certain exceptions, including exceptions with respect to subsidiaries of the Company constituting portfolio investments: (i) non-payment of principal when due; (ii) non-payment of interest or other amounts when due beyond the applicable grace period; (iii) material breach of any representation or warranty; (iv) violation of covenants; (v) default in payment of an aggregate amount of $25,000,000 or more of debt (other than the New Secured Notes); (vi) commencement of any bankruptcy or insolvency proceedings with respect to the Company or any subsidiary (other than certain special purpose entities); (vii) judgments against the Company or any subsidiary (other than certain special purpose entities) involving an aggregate liability of $40,000,000 or more; (viii) certain ERISA events; (ix) the occurrence of a change of control; (x) certain changes in ownership of subsidiaries; and (xi) failure of the New Credit Agreement, the security documents and other related documents to remain in full force and effect. The events of default will be substantially the same as the events of the default under the New Secured Note Indenture.

The New Secured Loans will be permitted to be assigned to eligible assignees (with the consent of the New Administrative Agent), subject to certain exceptions and minimum amount requirements. Generally, the Company will not be required to disclose to any Lender any specific portfolio investment level information.

PROPOSED AMENDMENTS TO THE EXISTING PUBLIC NOTE INDENTURE

This section sets forth a brief description of the proposed amendments (the “Proposed Amendments”) to the Existing Public Note Indenture for which consents are being sought in the Public Note Consent Solicitation. This description is qualified in its entirety by reference to the full and complete terms contained in the Second Supplemental Public Note Indenture. The form of Second Supplemental Public Note Indenture has been filed as an exhibit to the Company’s Form 8-K filed on May 3, 2010. Any inconsistencies between the brief descriptions below and the Second Supplemental Public Note Indenture shall be governed by the Second Supplemental Public Note Indenture. If the required consents are received, the Second Supplemental Public Note Indenture shall be executed by the Company and the Existing Public Note Indenture Trustee and will become effective upon consummation of the Exchange Offers. If the requisite consents are not received, the Second Supplemental Public Note Indenture will not be executed and will not become effective. If the Exchange Offers are terminated or withdrawn, or the validly tendered Existing Public Notes are not accepted for exchange, the Proposed Amendments will not become operative. A copy of the form of Second Supplemental Public Note Indenture is available from the Information Agent upon any holder’s request. Capitalized terms not otherwise defined in this Section shall have the respective meanings set forth in the Existing Public Note Indenture.

Concurrently with the Exchange Offers, the Company is seeking approval from Eligible Holders of Existing Public Notes to amend the Existing Public Note Indenture. The Proposed Amendments constitute a single proposal and a tendering and/or consenting holder must consent to the Proposed Amendments in their entirety and may not consent selectively with respect to certain of the Proposed Amendments. The Proposed Amendments remove substantially all material affirmative and negative covenants, other than the obligations to pay principal and interest on the Existing Public Notes, and to remove certain events of default, as to any Existing Public Notes that remain outstanding after the completion of the Exchange Offers. The Proposed Amendments will have the effect of removing the basis for the Company’s existing event of default under the Existing Public Note Indenture.

Pursuant to the terms of the Existing Public Note Indenture, the Proposed Amendments require the written consent of the holders of not less than a majority in principal amount of the Existing Public Notes outstanding. As of the date of this Offering Memorandum and Disclosure Statement, the aggregate principal amount of the Existing Public Notes outstanding is $550,000,000.

The tender of the Existing Public Notes by book-entry confirmation of delivery of such Existing Public Notes and timely receipt by the Exchange Agent of Agent’s Message from DTC will constitute the consent of such tendering holders to the Proposed Amendments.

If the Proposed Amendments are adopted and the Exchange Offers are consummated, the Existing Public Notes that are not tendered or that are not accepted for exchange pursuant to the Exchange Offers, will remain outstanding, but will be subject to the terms of the Existing Public Note Indenture as modified by the Second Supplemental Public Note Indenture. If the Proposed Amendments become effective, the restrictive covenants and events of default in the Existing Public Note Indenture will be substantially less restrictive and will afford less protection to holders than those covenants and events of default currently set forth in the Existing Public Note Indenture.

The Proposed Amendments to the Existing Public Note Indenture are as follows:

Deletion of Restrictive Covenants and Events of Default and Other Limitations. The Proposed Amendments would delete in their entireties the following sections of the Existing Public Note Indenture:

Covenants

Section 10.05	Existence. This covenant requires the Company, subject to Article 8 of the Existing Public Note Indenture, to do or cause to be done all things necessary to preserve and keep in full force and effect the Company’s existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Holders.

Section 10.06	Maintenance of Properties. This covenant requires the Company to maintain, preserve, and keep its material properties that are used in the conduct of its business (whether owned in fee or leasehold interest) in good condition, repair and working order, ordinary wear and tear excepted, and from time to time make all necessary repairs, replacements and renewals, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section shall prevent the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders.

Section 10.07	Payment of Taxes and Other Claims. This covenant requires the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon the Company or upon the income, profits or property of the Company, and (2) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property of the Company, except where the failure to do so would not be reasonably expected to have a Material Adverse Effect; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

Section 10.09	Asset Coverage Ratio. This covenant requires, for the period of time during which Notes are Outstanding, the Company to maintain an “asset coverage” ratio, as defined in Section 18(h) of the Investment Company Act (and the rules and regulations promulgated thereunder, to the extent applicable), of at least 200%.

Section 10.10	Commission Reports and Reports to Holders. If, at any time, the Company is not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, this covenant requires the Company to furnish to the Holders of Notes and the Existing Public Note Indenture Trustee for the period of time during which the Notes are Outstanding: (i) within 90 days after the end of the Company’s fiscal year, audited annual consolidated financial statements of the Company and (ii) within 45 days after the end of the Company’s fiscal quarter, unaudited interim consolidated financial statements of the Company. All such financial statements shall be prepared, in all material respects, in accordance with United States generally accepted accounting principles.

Section 8.01

Company May Consolidate, Etc., Only on Certain Terms. This covenant restricts the ability of the Company to consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company, unless:

(a)    (i) in case the Company shall consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of the Company substantially as an entirety shall (x) be a corporation, partnership or trust, or other corporate form, shall be organized and validly existing under the laws of the United States of America, including any State thereof or the District of Columbia, any country within the European Union, the United Kingdom or Japan, (y) expressly assume, by an indenture supplemental hereto, executed and delivered to the Existing Public Note Indenture Trustee, in form satisfactory to the Existing Public Note Indenture Trustee, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance or observance of every covenant of the Existing Public Note Indenture on the part of the Company to be performed or observed, and (z) if not already subject to the jurisdiction of the United States of America, including any State thereof or the District of Columbia, submit to such jurisdiction for all purposes with respect to the Existing Public Note Indenture and any Securities issued hereunder and appoint an agent for service of process in respect thereof, or

         (ii) in the case another Person shall consolidate with or merge into the Company, the Company shall survive such consolidation or merger;

(b)    immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company as a result of such transaction as having been incurred by the Company at the time of such transaction, no Default or Event of Default shall have happened and be continuing; and

(c)    the Company has delivered to the Existing Public Note Indenture Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Events of Default

Section 5.01(e)	Default under Involuntary Case. This provision provides that a default occurs if a court having jurisdiction in the premises makes an entry of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of sixty (60) consecutive days.

Section 5.01(f)	Default under Voluntary Case. This provision provides that a default occurs if the Company commences a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action.

Section 5.01(g)	Default under asset coverage. This provision provides that a default occurs if, pursuant to Sections 18(a)(1)(c)(ii) and 61 of the Investment Company Act, on the last Business Day of each of twenty-four consecutive calendar months any class of Securities shall have an asset coverage of less than 100 per centum.

Conforming Changes, etc. The Proposed Amendments would amend the Existing Public Note Indenture to make certain conforming or other changes to the Existing Public Note Indenture, including modification or deletion of certain definitions and cross-references.

THE EXCHANGE AGENT

Epiq Systems has been appointed as Exchange Agent for the Exchange Offers, the Public Note Consent Solicitation and solicitation of votes on the Standby Plan. Questions and requests for assistance, and all correspondence in connection with the Exchange Offers, the Public Note Consent Solicitation and solicitation of votes on the Standby Plan, or requests for additional Letters of Transmittal and Ballots and any other required documents, may be directed to the Exchange Agent at its address and telephone number set forth on the back cover of this Offering Memorandum and Disclosure Statement. Letters of Transmittal and Ballots are to be sent to the Exchange Agent at the specified address.

Subject to the terms and conditions set forth in the agreement between the Company and the Exchange Agent, dated March 24, 2010, the Company has agreed to pay the Exchange Agent customary fees for its services in connection with the Exchange Offers, the Public Note Consent Solicitation and solicitation of votes on the Standby Plan. The Company has also agreed to reimburse the Exchange Agent for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities.

THE TRUSTEE/COLLATERAL TRUSTEE

See “Description of the New Credit Agreement” and “Offering Memorandum and Disclosure Statement Summary—Description of the New Secured Notes” for further information relating to the trustee and Collateral Trustee under the New Secured Loans and the New Secured Notes.

INFORMATION AGENT

Epiq Systems is serving as Information Agent in connection with the Exchange Offers, the Public Note Consent Solicitation and solicitation of votes on the Standby Plan. The Information Agent will assist with the mailing of this Offering Memorandum and Disclosure Statement and related materials to holders of the Existing Notes and the Lenders of the Existing Loans, respond to inquiries of and provide information to holders of Existing Notes and Existing Loans in connection with the Exchange Offers, the Public Note Consent Solicitation and solicitation of votes on the Standby Plan and provide other similar advisory services as the Company may request from time to time.

Requests for additional copies of this Offering Memorandum and Disclosure Statement, the Letter of Transmittal, the Ballot and any other required documents may be directed to the Information Agent at one of its addresses and telephone numbers set forth on the back cover page of this Offering Memorandum and Disclosure Statement.

Subject to the terms and conditions set forth in the agreement between the Company and the Information Agent, dated March 24, 2010, the Company has agreed to pay the Information Agent customary fees for its services in connection with the Exchange Offers, the Public Note Consent Solicitation and solicitation of votes on the Standby Plan. The Company has also agreed to reimburse the Information Agent for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain U.S. federal income tax consequences of the Exchange Offers, the Public Note Consent Solicitation and the Standby Plan to the Company and holders of Existing Notes.

The discussion of U.S. federal income tax consequences below is based on the Tax Code, U.S. Department of Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). The U.S. federal income tax consequences of the contemplated transactions are complex and are subject to significant uncertainties. The Company has not requested a ruling from the IRS or any other tax authority, or an opinion of counsel, with respect to any of the tax aspects of the contemplated transactions, and the discussion below is not binding upon the IRS or such other authorities. Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain, a different position from any discussed herein.

This summary does not address foreign, state or local tax consequences of the contemplated transactions, nor does it purport to address the U.S. federal income tax consequences of the transactions to special classes of taxpayers (e.g., mutual funds, small business investment companies, regulated investment companies, banks and certain other financial institutions, insurance companies, tax-exempt organizations, holders that are, or hold Existing Notes through, pass-through entities, persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, and persons holding Existing Notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction). If a partnership (including any entity treated as a partnership for tax purposes) holds Existing Notes, the tax treatment of a partner (or member) will generally depend upon the status of the partner and upon the activities of the partnership. Moreover, the following discussion generally does not address U.S. federal taxes other than income taxes, nor does it apply to any person that acquires any of the exchange consideration in the secondary market.

This discussion also assumes that the Existing Notes are held as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Tax Code, and that the various debt and other arrangements to which the Company is party will be respected for U.S. federal income tax purposes in accordance with their form.

As used herein, the term “U.S. Holder” means a beneficial owner of Existing Notes that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, a “Non-U.S. Holder” means a beneficial owner of Existing Notes that is an individual, corporation, estate or trust and is not a U.S. Holder. Non-U.S. Holders are subject to special U.S. federal income tax provisions, some of which are discussed below.

The following summary of certain federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a holder of notes.

IRS Circular 230 Notice: To ensure compliance with IRS Circular 230, holders are hereby notified that: (A) any discussion of federal tax issues contained or referred to in this Offering Memorandum and Disclosure

Statement is not intended or written to be used, and cannot be used, by holders of Existing Notes for the purpose of avoiding penalties that may be imposed on them under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing by the Company of the transactions or matters addressed herein; and (c) holders of Existing Notes should seek advice based on their particular circumstances from an independent tax advisor.

Tax Consequences Will Vary Depending on Profile of, and Option Chosen by, Holder; Tax Consequences Cannot be Anticipated with Certainty. Pursuant to the Exchange Offers or, alternatively, pursuant to the Standby Plan:

•

each holder of the Company’s Existing Public Notes with an aggregate principal amount not in excess of $100,000 will receive a (i) Minimum Public Cash Payment equal to the aggregate principal amount of the Existing Public Notes exchanged by such holder and (ii) a cash payment in the amount of accrued and unpaid interest on such Existing Public Notes up to, but not including, the Settlement Date or the Effective Date, whichever is applicable;

•

each holder of the Company’s Existing Private Dollar Notes (the 5.92% Senior Notes Series A Notes, 6.46% Senior Notes Series B, 6.14% Senior Notes Series 2005-A, and the Floating Rate Senior Notes Series 2005-B) and each Eligible Holder of the Company’s Existing Public Notes with an aggregate principal amount in excess of $100,000 will receive, in exchange for its Existing Private Dollar Notes or Existing Public Notes (as the case may be), at the election of such holder:

•

(A) (i) a Private Dollar Cash Payment, a Public Dollar Cash Payment or a Minimum Public Cash Payment (together with the Private Dollar Cash Payment and the Public Dollar Cash Payment, the “Dollar Cash Payments”), (ii) a cash payment in the amount of accrued and unpaid interest on the exchanged Existing Notes up to, but not including, the Settlement Date or the Effective Date, whichever is applicable, (iii) if the Dollar Cash Payment is less than such holder’s aggregate principal amount of Existing Notes, the holder will also receive a new Company debt obligation having principal amount equal to the aggregate principal amount of exchanged Existing Notes minus the amount of the Dollar Cash Payment received, which new Company debt will be one of the following (at such holder’s option): (a) the New Floating Rate Secured Notes or (b) the New Fixed Rate Secured Notes, and (iv) a Restructuring Fee equal to 2% of the principal amount of the New Secured Notes received; (this consideration is collectively the “Dollar Paydown Option”); or

•

(B) (i) a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Notes (subject to reduction by, and replaced with a cash payment equal to, the holder’s pro rata share of any Cash Reallocation), which new Company debt obligation will be one of the following (at such holder’s option): (a) New Floating Rate Secured Notes or (b) New Fixed Rate Secured Notes, (ii) a Restructuring Fee equal to 2% of the principal amount of the New Secured Notes received, (iii) a cash payment in the amount of accrued and unpaid interest on the exchanged Existing Notes up to, but not including, the Settlement Date or the Effective Date, whichever is applicable, and (iv) such holder’s pro rata portion of any Cash Reallocation (this consideration is collectively the “Dollar Hold Option”);

•	each holder of the Company’s Existing Euro Notes will receive at the election of such holder:

•

(A) (i) a Euro Cash Payment, (ii) a cash payment in the amount of accrued and unpaid interest on the exchanged Existing Euro Notes up to, but not including, the Settlement Date or the Effective Date, whichever is applicable, (iii) if the Euro Cash Payment is less than such holder’s aggregate principal amount of Existing Euro Notes, the holder will also receive New Secured Euro Notes having principal amount equal to the aggregate principal amount of the exchanged Existing Euro Notes minus the amount of the Euro Cash Payment received and (iv) a Restructuring Fee equal to 2% of the principal amount of the New Secured Euro Notes received (this consideration is collectively the “Euro Paydown Option”); or

•	(B) (i) a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Euro Notes (subject to reduction by, and replaced with a cash payment equal to, the Accredited Investor’s pro rata share of any Cash Reallocation), (ii) a Restructuring Fee equal to 2% of the principal amount of the New Secured Euro Notes received, (iii) a cash payment in the amount of accrued and unpaid interest on the exchanged Existing Notes up to, but not including, the Settlement Date or the Effective Date, whichever is applicable, (iv) such holder’s pro rata portion of any Cash Reallocation (this consideration is collectively the “Euro Hold Option”);

•	each holder of the Company’s Existing Sterling Notes will receive at the election of such holder:

•

(A) (i) a Sterling Cash Payment, (ii) a cash payment in the amount of accrued and unpaid interest on the exchanged Existing Sterling Notes up to, but not including, the Settlement Date or the Effective Date, whichever is applicable, (iii) if the Sterling Cash Payment is less than such holder’s aggregate principal amount of Existing Sterling Notes, the holder will also receive New Secured Sterling Notes having principal amount equal to the aggregate principal amount of the exchanged Existing Sterling Notes minus the amount of the Sterling Cash Payment received and (iv) a Restructuring Fee equal to 2% of the principal amount of the New Secured Sterling Notes received (this consideration is collectively the “Sterling Paydown Option”); or

•

(B) (i) a new Company debt obligation in a principal amount equal to such holder’s aggregate principal amount of Existing Sterling Notes (subject to reduction by, and replaced with a cash payment equal to, the Accredited Investor’s pro rata share of any Cash Reallocation), (ii) a Restructuring Fee equal to 2% of the principal amount of the New Secured Sterling Notes received, (iii) a cash payment in the amount of accrued and unpaid interest on the exchanged Existing Notes up to, but not including, the Settlement Date or the Effective Date, whichever is applicable, (iv) such holder’s pro rata portion of any Cash Reallocation (this consideration is collectively the “Sterling Hold Option”).

Pursuant to the Public Note Consent Solicitation certain of the covenants and other provisions in the Existing Public Note Indenture will be eliminated, and non-tendering holders of Existing Public Notes will no longer benefit from such covenants.

The tax consequences to holders of Existing Notes of each of the possible exchanges, as well as the consequences of retaining Existing Public Notes, depend on the resolution of numerous issues regarding the proper treatment and characterization of both the debt instruments involved and the economic and other changes effected, which resolution in many cases is uncertain. Consequently, as described in greater detail below, holders of Existing Notes will not at this time be able to anticipate the tax consequences of either exchanging or retaining their Existing Notes with precision or certainty.

A.    Tax Consequences to U.S. Holders

Tax Treatment of the Exchange for U.S. Holders of Existing Private Dollar Notes and Existing Public Notes

Tax Treatment of the Exchange for U.S. Holders of Existing Public Note with an Aggregate Principal Amount of $100,000 or less. Pursuant to the Exchange Offers or the Standby Plan, each holder of Existing Public Notes with an aggregate principal amount of $100,000 or less will exchange its Existing Public Notes for a (i) Minimum Public Cash Payment equal to the aggregate principal amount of notes tendered by such holder and (ii) a cash payment in the amount of accrued and unpaid interest. U.S. Holders of Existing Public Notes with an aggregate principal amount of $100,000 or less should generally recognize gain or loss in an amount equal to the difference, if any, between (a) the Dollar Cash Payment received and (b) the holder’s adjusted tax basis in the Existing Public Notes exchanged (other than any basis attributable to accrued but unpaid interest and possibly accrued original issue discount (“OID”)). See “—Fully Taxable Exchange” below for a discussion of adjusted tax basis. See “—Character of Gain or Loss” below for a discussion of the treatment of any loss or gain recognized by holders of Existing Public Notes as capital or ordinary. See “—Payment of Accrued Interest” below for a discussion of the character of cash received in respect of accrued and unpaid interest.

Tax Treatment of the Exchange for U.S. Holders who elect the Dollar Paydown Option. Pursuant to the Exchange Offers or the Standby Plan, each holder of Existing Private Dollar Notes and each Eligible Holder of Existing Public Notes with an aggregate principal amount in excess of $100,000 who elects the Dollar Paydown Option will exchange its Existing Dollar Notes for a (i) Private Dollar Cash Payment or a Public Dollar Cash Payment, (ii) a cash payment in the amount of accrued and unpaid interest, and possibly (iii) such holder’s choice of series of New Secured Notes and (iv) a Restructuring Fee. If U.S. Holders that elect the Dollar Paydown Option do not receive New Secured Notes, such holders should generally recognize gain or loss in an amount equal to the difference, if any, between (a) the Dollar Cash Payment received and (b) the holder’s adjusted tax basis in the Existing Public Notes exchanged (other than any basis attributable to accrued but unpaid interest and possibly accrued original issue discount (“OID”)). If U.S Holders that elect the Dollar Paydown Option also receive New Secured Notes such holders treatment should be the same as that discussed below in “Tax Treatment of the Exchange for U.S. Holders who elect the Dollar Hold Option—Treatment of Note Exchange as ‘Exchange’ for Tax Purposes,” treating the Dollar Cash Payment as if it were a payment in respect of Cash Reallocation. See “—Fully Taxable Exchange” below for a discussion of adjusted tax basis. See “—Character of Gain or Loss” below for a discussion of the treatment of any loss or gain recognized by holders of Existing Public Notes as capital or ordinary. See”—Payment of Accrued Interest” below for a discussion of the character of cash received in respect of accrued and unpaid interest.

Tax Treatment of the Exchange for U.S. Holders who elect the Dollar Hold Option—Treatment of Note Exchange as “Exchange” for Tax Purposes. Pursuant to the Exchange Offers or the Standby Plan, each holder of Existing Private Dollar Notes and each Eligible Holder of Existing Public Notes with an aggregate principal amount in excess of $100,000 that elects the Dollar Hold Option will exchange its Existing Dollar Notes for (i) such holder’s choice of series of the New Secured Notes, (ii) a cash payment in the amount of accrued and unpaid interest, (iii) a Restructuring Fee, and possibly (iv) such holder’s pro rata portion of any Cash Reallocation. Such exchange will be treated as an “exchange” for U.S. federal income tax purposes if it results in a “significant modification” of the Existing Notes. This determination is made separately for each holder based on the series of Existing Notes exchanged and series of New Secured Notes received therefor. Because of the magnitude of the change in interest rates as well as other terms, the Company expects that exchanges of each series of Existing Dollar Notes for a Dollar Cash Payment and any series of New Secured Notes pursuant to the Exchange Offers or the Standby Plan will result in a significant modification, and thus be treated as an exchange for U.S. federal income tax purposes. The following discussion assumes that all exchanges of Existing Dollar Notes for a Dollar Cash Payment and New Secured Notes will be treated as exchanges for U.S. federal income tax purposes.

Assuming each exchange of Existing Dollar Notes pursuant to the Exchange Offers or the Standby Plan is treated as an exchange for U.S. federal income tax purposes, the U.S. federal income tax consequences of such exchange will depend, in part, on whether the Existing Dollar Notes exchanged, and the New Secured Notes received therefor, constitute “securities” for U.S. federal income tax purposes, in which case the exchange would qualify to be treated as a “recapitalization” under the Tax Code. If treated as a recapitalization, gain recognized on the exchange would be limited to the amount of a holder’s pro rata portion of any Cash Reallocation under the Tax Code.

The term “security” is not defined in the Tax Code or in the Treasury regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt obligation constitutes a “security” depends on an overall evaluation of the nature of the debt, including whether the holder of such debt obligation is subject to a material level of entrepreneurial risk and whether a continuing proprietary interest is intended or not. One of the most significant factors considered in determining whether a particular debt is a security is its original term. Generally debt obligations issued with a weighted average maturity at issuance of less than five years are not expected to constitute securities, whereas debt obligations with a weighted average maturity at issuance of ten years or more are expected to constitute securities. Additionally, the IRS has ruled that new debt obligations with a term of less than five years issued in exchange for and bearing the same terms (other than interest rate) as securities should also be classified as securities for this purpose, since the new debt represents a continuation of the holder’s investment in the corporation in substantially the same form. The term of each series of the New Secured Notes is less than five years, and differs in certain respects from the terms of each series of Existing Dollar Notes for which it would be exchanged. It is unclear whether certain New Secured Notes could qualify as “securities” if such New Secured Notes were received in exchange for Existing Dollar Notes that constitute “securities.”

Fully Taxable Exchange. Unless a U.S. Holder’s Existing Dollar Notes and the New Secured Notes exchanged therefor qualify as “securities”, and as a consequence, the exchange qualifies for recapitalization treatment (as discussed in the next section), the exchange of Notes by a U.S. Holder pursuant to the Exchange Offers or the Standby Plan, generally should result in recognition of gain or loss in an amount equal to the difference, if any, between (a) the sum of (i) such holder’s pro rata portion of any Cash Reallocation (and possibly fees, as discussed below in “—Fees”) and (ii) the “issue price” of the New Secured Notes received and (b) the U.S. Holder’s adjusted tax basis in the Existing Dollar Notes exchanged (other than any basis attributable to accrued but unpaid interest and possibly accrued original issue discount).

A U.S. Holder’s adjusted tax basis in an Existing Note generally is equal to the cost of the Existing Note to such U.S. Holder, increased by any OID previously included in income. If applicable, a U.S. Holder’s tax basis in an Existing Note will also be (a) increased by any Make Whole Amount added to the outstanding principal amount and previously included in income, (b) increased by any market discount previously included in income by such U.S. Holder pursuant to an election to include market discount in gross income currently as it accrues, and (c) reduced by any cash payments received on an Existing Note other than payments of “qualified stated interest,” and reduced also by any amortizable bond premium which the U.S. Holder has previously deducted.

If the exchange of Existing Dollar Notes for New Secured Notes by a U.S. Holder does not qualify for recapitalization treatment, such U.S. Holder’s tax basis in the New Secured Notes received will generally be equal to their “issue price.” The U.S. Holder’s holding period in the New Secured Notes received should begin on the day immediately following the Settlement Date or the Effective Date, whichever applies.

Recapitalization Treatment. If, on the other hand, a U.S. Holder’s Existing Dollar Notes and the New Secured Notes exchanged therefor both qualify as “securities”, such exchange may qualify as a recapitalization for U.S. federal income tax purposes. A recapitalization generally serves to defer the recognition of any gain or loss realized in the exchange by the U.S. Holder, except to the extent of consideration received in the exchange that is not stock or securities (e.g., cash). Thus, even if the exchange qualifies as a recapitalization, a U.S. Holder of Existing Dollar Notes would still generally have to recognize gain, if any, equal to the lesser of (i) the amount of gain such U.S. Holder would recognize if the exchange were a fully taxable exchange (as discussed in the previous section) and (ii) the amount of such holder’s pro rata portion of any Cash Reallocation (and possibly fees, as discussed below in “—Fees”) received in the exchange.

In addition, even within an otherwise tax-free recapitalization exchange, a U.S. Holder will have interest income to the extent of any exchange consideration allocable to accrued but unpaid interest not previously included in income. See “—Payment of Accrued Interest” below.

If the exchange is treated as a recapitalization, a U.S. Holder’s aggregate tax basis in any New Secured Notes received will equal the U.S. Holder’s aggregate adjusted tax basis in the Existing Dollar Notes exchanged therefor, increased by any gain or interest income recognized in the exchange, and a U.S. Holder’s holding period in any New Secured Notes received will include the U.S. Holder’s holding period in the Existing Dollar Notes exchanged therefor, except to the extent of any exchange consideration received in respect of accrued but unpaid interest.

Determination of the Issue Price of New Secured Notes. For these purposes, the issue price of the New Secured Notes will depend on a determination of whether, for U.S. federal income tax purposes, either or both of the Existing Notes or the New Secured Notes are properly treated as “publicly traded.” Under these rules, the issue price of each series of the New Secured Notes would be determined with reference to (i) their fair market value on the Settlement Date or the Effective Date (as the case may be) if such series of New Secured Notes are considered to be “publicly traded” for U.S. federal income tax purposes, or (ii) the fair market value of the Existing Notes exchanged, adjusted for the Dollar Cash Payment or Cash Reallocation, if such series New Secured Notes are not considered to be “publicly traded” and, as part of the overall Exchange Offers or Standby Plan, as the case may be, a substantial amount of such series of the New Secured Notes is received in exchange for a Existing Notes that are considered to be “publicly traded.” If neither the Existing Notes nor the New Secured Notes are considered to be “publicly traded,” the issue price of the New Secured Notes would be their principal amount (unless, as described below, certain of the contingent payment terms create a different result).

The Existing Notes or the New Secured Notes will generally be considered to be “publicly traded” property if, at any time during the 60-day period ending 30 days after the Settlement Date or the Effective Date they appear on a system of general circulation that provides a reasonable basis to determine the fair market value of the New Secured Notes by disseminating either (i) recent price quotations (including rates, yields, or other pricing information) of one or more identified brokers, dealers or traders, or (ii) actual prices (including rates, yields, or other pricing information) of recent sales transactions.

It is uncertain whether the Existing Dollar Notes are, or whether the New Secured Notes will be, considered “publicly traded.” However, based on the planning and design of the New Secured Notes, and based on current expectations as to the manner and extent of trading of such notes, the Company expects that each series of the New Secured Notes should be treated as “publicly traded.” If a series of New Secured Notes is treated as “publicly traded,” the issue price of such series will equal the fair market value of such notes on the Settlement Date or the Effective Date, whichever applies. If a series of New Secured Notes is not treated as “publicly traded,” but a substantial amount of such series of New Secured Notes is issued in exchange for Existing Dollar Notes that are treated as “publicly traded,” the “issue price” of such series of New Secured Notes would be determined with reference to the fair market value of the Existing Dollar Notes exchanged therefor, adjusted for the Dollar Cash Payment or Cash Reallocation. If a series of New Secured Notes is not “publicly traded” and less than a substantial amount of a series of New Secured Notes is issued in exchange for “publicly traded” Existing Dollar Notes, the issue price of such series of New Secured Notes will be determined instead with reference to the principal amount of the New Secured Notes (unless, as described below, certain of the contingent payment terms create a different result); in such case, the “issue price” of New Secured Notes received in exchange for Existing Private Notes will be the stated principal amount or, perhaps, the imputed principal amount, of such New Secured Notes.

The rules regarding the determination of issue price are complex and highly detailed and you should consult your tax advisor regarding the determination of the issue price of the New Secured Notes.

Character of Gain or Loss

Except to the extent that any consideration received pursuant to the Exchange Offers or the Standby Plan is received in satisfaction of accrued but unpaid interest during its holding period, such gain or loss will generally be capital gain or loss except to the extent any gain is recharacterized as ordinary income pursuant to the market discount rules discussed below. A reduced tax rate on long-term capital gain may apply to non-corporate U.S. Holders. The deductibility of capital loss is subject to significant limitations.

A U.S. Holder that purchased its Existing Notes from a prior holder at a “market discount” may be subject to the market discount rules of the Tax Code. In general, a debt instrument is considered to have been acquired with “market discount” if its holder’s adjusted tax basis in the debt instrument is less than (a) its stated principal amount or (b) in the case of a debt instrument issued with OID, its adjusted issue price, in each case, by at least a de minimis amount. The de minimis amount is equal to 0.25% of the sum of all remaining payments to be made on the debt instrument, excluding qualified stated interest, multiplied by the number of remaining whole years to maturity. Generally, qualified stated interest is a stated amount of interest payable in cash at least annually.

Under these rules, any gain recognized on the exchange of Existing Notes generally will be treated as ordinary income to the extent of the market discount accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant interest basis) during the U.S. Holder’s period of ownership, unless the U.S. Holder elected to include the market discount in income as it accrued. If a U.S. Holder of Existing Notes did not elect to include market discount in income as it accrued and thus, under the market discount rules, was required to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry its Existing Notes, such deferred amounts would become fully deductible at the time of the Settlement Date or the Exchange Date whichever applies.

In the case of an exchange of Existing Notes for New Secured Notes that qualifies as a recapitalization, the Tax Code indicates that any accrued market discount in respect of the Existing Notes in excess of the gain recognized in the exchange should not be currently includible in income under Treasury regulations to be issued. However, such accrued market discount should carry over to any New Secured Notes received in exchange therefor. In addition any New Secured Notes received in an exchange for Existing Notes that qualifies as a recapitalization will be treated as acquired at a market discount if the issue price of such New Secured Notes exceeds the adjusted tax basis for such New Secured Notes by more than a de minimis amount. Any gain recognized by a U.S. Holder upon a subsequent disposition (or repayment) of such New Secured Notes would be treated as ordinary income to the extent of any accrued market discount not previously included in income plus the market discount that has accrued on the New Secured Notes. To date, specific Treasury regulations implementing this rule have not been issued.

Payment of Accrued Interest

Pursuant to the Exchange Offers or the Standby Plan, holders of Existing Notes will receive cash (in addition to and separately identified from the Dollar Cash Payment, any Cash Reallocation, the Euro Cash Payment or the Sterling Cash Payment) in the amount of any accrued but unpaid interest due on their Existing Notes up to, but not including, the Settlement Date or the Effective Date. The Company believes that to the extent any cash payments are made to a U.S. Holder of Existing Notes on account of accrued but unpaid interest, such payments should be respected as payments of interest (taxable as ordinary income to the extent not previously so taxed) and not as payments of principal. You are urged to consult your own tax advisor regarding the tax treatment of accrued but unpaid interest for U.S. federal income tax purposes.

Ownership and Disposition of New Secured Notes

Contingent Payment Debt Instrument Rules. The terms of the New Secured Notes provide for changes in applicable interest rate based on certain conditions as well as an uncertain schedule for repayment of principal. Because of such terms, the New Secured Notes likely will be treated as contingent payment debt instruments under the Tax Law regarding determination and treatment of original issue discount. As one consequence, it is expected that the New Secured Notes will be issued with original issue discount, as a result of which holders will be required to recognize taxable ordinary income while they hold the New Secured Notes in amounts that will not necessarily correspond to their actual receipt of interest payments on the New Secured Notes. The following discussion assumes that the U.S. federal income tax consequences of holding and disposing of the New Secured Notes will be determined under U.S. Treasury regulations addressing “contingent payment debt instruments.” Such consequences will vary depending on the proper measure to determine “issue price” of the New Secured Notes. Such consequences may vary as between holders of each different series of Existing Notes depending on their option of New Secured Notes in the exchange.

U.S. Holders of Existing Private Dollar Notes and Existing Public Notes—Issue Price and Original Issue Discount. Based on the planning and design of the New Secured Notes, and based on current expectations as to the manner and expense of trading such notes, the Company anticipates that the New Secured Notes will be considered “publicly traded,” and as a consequence, holders of Existing Dollar Notes will be required to determine the issue price for the New Secured Notes received in the exchange with reference to the fair market value of the New Secured Notes. In such case, the Company will be required to determine the amount and portion of each payment under the New Secured Notes that would be treated, for U.S. federal income tax purposes, as payments of interest under the “noncontingent bond method” prescribed under applicable U.S. tax regulations. In general, under this method the Company would calculate amounts treated as interest based on the “issue price,” an assumed yield (based on “comparable” debt), and on a projected payment schedule. The issue price of the New Secured Note described in this paragraph generally will be adjusted periodically, increased by the amount of interest accruing in each accrual period, and decreased by the amount of cash paid on the new Secured Notes. Regardless of its method of accounting, a U.S. Holder of a New Secured Note must include the daily portions of interest for each day in the U.S. Holder’s taxable year on which the U.S. Holder held the New Secured Note.

If a contingent payment when made exceeds the amount set forth in the projected payment schedule, the excess is a positive adjustment. If a contingent payment when made is less than the amount set forth in the projected payment schedule, the shortfall is a negative adjustment. Positive and negative adjustments from a New Secured Note are then netted together. A net positive adjustment is taken into account as interest income by the U.S. Holder and a net negative adjustment is an ordinary deduction to the extent of previous inclusions of interest income on the New Secured Note. Under this method, a U.S. Holder could be required to include amounts in income in respect of the New Secured Notes significantly in excess of cash payments of interest in such periods.

The Company will provide the projected payment schedule and other information necessary for U.S. Holders to determine their tax liability, as and to the extent required under applicable tax law regulations.

U.S. Holders of Existing Private Dollar Notes and Existing Public Notes—Character of Gain or Loss Upon Disposition. A U.S. Holder of a New Secured Note will generally recognize gain or loss upon the sale, exchange, retirement, or other taxable disposition of such New Secured Note in an amount equal to the difference between (1) the amount of cash and the fair market value of property received in exchange therefor, reduced by any negative adjustment carryforward (described below) and (2) such holder’s adjusted tax basis in the New Secured Note. A U.S. Holder’s adjusted tax basis in a New Secured Note will generally be equal to its initial tax basis in the New Secured Note (determined as described above), increased by the amount of interest previously accrued on the New Secured Note in the manner described above, and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made. In the case of a U.S. Holder whose tax basis in a New Secured Note differs from the adjusted issue price, the U.S. Holder’s tax basis in the New Secured Note will be further increased or decreased by the amount the holder treated as a positive adjustment or negative adjustment, respectively, as a result of the allocation to interest accruals or payments on the New Secured Notes. In addition, as discussed above, in the case of New Secured Notes received in an exchange for Existing Notes that qualifies as a recapitalization for U.S. federal income tax purposes, a portion of any gain recognized upon a subsequent disposition of such New Secured Notes may be treated as ordinary income to the extent of any carryover of accrued market discount not previously included in income.

Fees

Although not free from doubt, the Company expects that fees (e.g., the Restructuring Fee) and any other amounts received (other than the Cash Payments and amounts paid for accrued by unpaid interest) by holders on the Settlement Date (or the Effective Date) in connection with the exchange of Existing Notes for New Secured Notes will not be treated for U.S. federal income tax purposes as taxable income in the year received but, rather, will be treated as a reduction in the issue price of the such New Secured Notes. It is possible, however, that such fees may be treated as additional consideration in exchange for the Existing Notes. A fee treated as additional consideration may result in additional gain (or a smaller loss) in connection with an exchange, and a U.S. Holder would recognize any such additional gain even in an exchange that qualifies as a tax-free recapitalization. Also not free from doubt, the Company expects that amounts received by holders as fees (e.g., a Deferral Fee) as well as other amounts received after the Settlement Date (or the Effective Date) and during the term of (and with respect to) the New Secured Notes will be treated as interest payments for U.S. federal income tax purposes. To the extent treated for these purposes as interest payments, the amount and timing of associated income recognition by a recipient of such fees will be affected by the application of the OID rules and the OID methodology required in connection with the New Secured Notes. See “—Contingent Payment Debt Instrument Rules” above.

The rules regarding and contingent payment debt instruments are complex, and the rules described above may not apply in all cases. Accordingly, you should consult your own tax advisor regarding the determination of the issue price of the New Secured Notes and the possible application of the OID rules.

Information Reporting and Backup Withholding

Payments of interest (including accruals of OID) and any other reportable payments, possibly including amounts received pursuant to the Exchange Offers or the Standby Plan and payments of proceeds from the sale, retirement or other disposition of the exchange consideration, may be subject to “backup withholding” (currently at a rate of 28%) if a recipient of those payments fails to furnish to the payor certain identifying information, and, in some cases, a certification that the recipient is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts deducted and withheld should generally be allowed as a credit against that recipient’s U.S. federal income tax, provided that appropriate proof is timely provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments who is required to supply information but who does not do so in the proper manner. Backup withholding generally should not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

Proposed Amendments to Non-Tendered Existing Public Notes

The modification of the terms of a note will be treated, for U.S. federal income tax purposes, as a “deemed” exchange of the old note for a “new note” if such modification is a “significant modification” under the applicable Treasury regulations, even if no actual exchange of the note occurs. A modification means any alteration of a legal right or obligation, including the addition or deletion of a right or obligation, of the issuer or the holder. In general, a modification is a “significant modification” if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is economically significant. Under the Treasury regulations, a modification that adds, deletes, or alters customary accounting or financial covenants or a change in the priority of a debt instrument is a significant modification only if it results in a “change in payment” expectations (which, for these purposes, is defined to mean a substantial impairment of the obligor’s capacity to meet the payment obligations if that capacity was adequate prior to the modification and is primarily speculative after the modification, or vice-versa).

If the proposed amendments in the Public Note Consent Solicitation become operative, certain of the covenants and other provisions in the Existing Public Note Indenture will be eliminated and non-tendering holders of Existing Public Notes will no longer benefit from such covenants. See “Proposed Amendments to the Existing Public Note Indenture.” If the proposed amendments result in a significant modification of the Existing Public Notes each non-tendering U.S. Holder will be deemed to have exchanged its Existing Public Notes for new notes. The U.S. federal income tax treatment of such “deemed” exchange will generally be the same as described in “Tax Treatment of the Exchange for U.S. Holders of Existing Private Dollar Notes and Existing Public Notes” above. If the proposed amendments do not result in a significant modification, there should be no “deemed” exchange, and a U.S. Holder of non-tendered Existing Public Notes should not recognize income, gain or loss with respect to such notes and should have the same adjusted tax basis and holding period in such notes after the adoption of the Proposed Amendments as such holder had in such notes immediately before such adoption.

While the conclusion is uncertain, the Company expects that the Proposed Amendments will result in a deemed modification of the Existing Public Notes. In such case, each holder of Existing Public Notes that do not tender such Notes should recognize gain or loss equal to the difference between the issue price of the “new” notes received in the deemed exchange and such holder’s basis in the Existing Public Notes on the effective date of the Proposed Amendments.

B.    U.S. Federal Income Tax Consequences to non-U.S. Holders

Tax Treatment of the Exchange for Non-U.S. Holders of Existing Private Dollar Notes and Existing Public Notes

Subject to the discussion below with respect to accrued interest, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized in an exchange of Existing Notes pursuant to the Exchange Offers or the Standby Plan, unless (a) the holder is an individual who was present in the United States for 183 days or more during the taxable year and such holder has a “tax home” in the United States and certain conditions are met or (b) such gain is effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by such non-U.S. Holder in the United States). If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the Existing Notes. If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder, and a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to earnings and profits effectively connected with a U.S. trade or business that are attributable to such gains at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty).

Payment of Accrued Interest

Payments to a non-U.S. Holder that are attributable to accrued interest (including OID) generally will not be subject to U.S. federal income or withholding tax, provided that the withholding agent has received or receives, prior to payment, appropriate documentation (generally, an IRS Form W-8BEN or a successor form) establishing that the non-U.S. Holder is not a U.S. person, unless: (i) the non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock that are entitled to vote, (ii) the non-U.S. Holder is a “controlled foreign corporation” that is a “related person” with respect to the Company (each, within the meaning of the Tax Code), (iii) such interest is received by a “bank” (within the meaning of the Tax Code) on an extension of credit made under a loan agreement entered into in the ordinary course of its trade or business, or (iv) such interest is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (in which case, provided the non-U.S. Holder provides a properly-executed IRS Form W-8ECI (or successor form) to the withholding agent, the non-U.S. Holder (x) generally will not be subject to withholding tax, but (y) will be subject to U.S. federal income tax in the same manner as a U.S. Holder (unless an applicable income tax treaty provides otherwise), and a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such non-U.S. Holder’s effectively connected earnings and profits that are attributable to the interest or OID at a rate of 30% (or at a reduced rate or exemption from tax under an applicable income tax treaty).

A non-U.S. Holder that does not qualify for exemption from withholding tax with respect to interest that is not effectively connected income generally will be subject to withholding of U.S. federal income tax at a 30% rate (or at a reduced rate or exemption from tax under an applicable income tax treaty) on payments that are attributable to accrued interest (including OID). For purposes of providing a properly-executed IRS Form W-8BEN, special procedures are provided under applicable Treasury regulations for payments through qualified foreign intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

Holders of Existing Euro Notes and Existing Sterling Notes

Pursuant to the Exchange Offers or the Standby Plan holders of Existing Euro Notes who elect the Euro Paydown option will receive a Euro Cash Payment and possibly New Secured Euro Notes and holders of Existing Euro Notes who elect the Euro Hold Option will receive New Secured Euro Notes and possibly a pro rata portion of any Cash Reallocation. Pursuant to the Exchange Offers or the Standby Plan holders of Existing Sterling Notes who elect the Sterling Paydown option will receive a Sterling Cash Payment and possibly New Secured Sterling Notes and holders of Existing Euro Notes who elect the Sterling Hold Option will receive New Secured Sterling Notes and possibly a pro rata portion of any Cash Reallocation The Company expects that all of the Existing Euro Notes, the Existing Sterling Notes, the New Euro Notes and the New Sterling Notes will not be considered “publicly traded.” The treatment of such holders is expected to be the same as the treatment described above treating the Existing Euro Notes and the Existing Sterling Notes as Existing Dollar Private Notes that are not “publicly traded.”

Treaty Benefits

To claim the benefits of an applicable tax treaty, a non-U.S. Holder must provide a properly-executed IRS Form W-8BEN (or a successor form) prior to the payment.

Foreign Government Exemption

Foreign government related entities should furnish on IRS Form W-8EXP (or successor form) in order to establish an exemption from withholding under Section 892 of the Tax Code.

Information Reporting and Backup Withholding

A non-U.S. Holder generally will not be subject to backup withholding with respect to payments of interest (including accruals of OID), including amounts received pursuant to the exchange offers, as long as (1) the payor or broker does not have actual knowledge or reason to know that the holder is a U.S. person, and (2) the holder has furnished to the payor or broker a valid IRS Form W-8BEN (or a successor form) certifying, under penalties of perjury, its status as a non-U.S. person or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. In addition to the foregoing, the Company generally must report to a non-U.S. Holder and to the IRS the amount of interest (including OID) paid to each non-U.S. Holder during each calendar year and the amount of tax, if any, withheld from such payments. Copies of the information returns reporting such amounts and withholding may be made available by the IRS to the tax authorities in the country in which a non-U.S. Holder is a resident under the provision of an applicable income tax treaty or other agreement.

Proposed Amendments to the Non-Tendered Existing Public Notes

If the modification in connection with the proposed amendments were a “significant modification”, each holder of Existing Public Notes would be deemed to exchange such notes for New Secured Notes. The U.S. federal income tax treatment of such “deemed” exchange will generally be the same as described in “—Tax Treatment of the Exchange for Non-U.S. Holders of Existing Private Dollar Notes and Existing Public Notes” above (substituting the modified outstanding Existing Public Notes for New Secured Notes therein). If the proposed amendments in the Public Note Consent Solicitation do not result in a significant modification, there should be no “deemed” exchange, and a non-U.S. Holder of non-tendered Existing Public Notes should not recognize income, gain or loss with respect to such notes and should have the same adjusted tax basis and holding period in such notes after the adoption of the proposed amendments as such holder had in such notes before such adoption.

C.    Reportable Transactions

Treasury regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of certain thresholds. You are urged to consult your own tax advisor regarding these regulations and whether the Exchange Offers or the Standby Plan would be subject to these regulations and require disclosure on your tax return.

D.    Consequences to the Company

Cancellation of Debt

In general, the Tax Code provides that the amount of any cancellation of debt (“COD”) of a solvent taxpayer is included in income. The amount of COD income realized is generally the amount by which indebtedness discharged exceeds the value of any consideration given in exchange therefor. Generally, in situations where the consideration given by the debtor is in the form of debt obligations, the “issue price” of the newly issued debt obligations is used as the measure of its value for these purposes.

The Company may recognize a significant amount of COD income as a result of the Exchange Offers or the Standby Plan. The amount of COD realized by the Company as a result of the Exchange Offers or the Standby Plan, if any, will depend in large measure on the issue price of the New Secured Notes, which, as described above, cannot be determined at this time (see “—Tax Treatment of the Exchange for U.S. Holders of Existing Private Dollar Notes and Existing Public Notes-Determination of the Issue Price of New Secured Notes.” The Company may also recognize a significant amount of COD income as a result of the Proposed Amendments and the New Credit Agreement, if such Amendments result in a “deemed” exchange as described above in “—Proposed Amendments to Non-Tendered Existing Public Notes.” In such case, the amount of COD income realized by the Company would depend on the issue price of the “new” notes deemed issued in such exchange.

Certain statutory or judicial exceptions may apply to limit the amount of COD incurred for U.S. federal income tax purposes. In addition, COD income is excluded from income if a taxpayer is insolvent (but only to the extent of the taxpayer’s insolvency) or if the COD income is realized pursuant to a confirmed plan of reorganization or court order in a Chapter 11 bankruptcy case (such as would be the case if the exchanges occur as part of a Standby Plan). Where the insolvency or bankruptcy exception to income inclusion applies, the Tax Code provides that a taxpayer must reduce certain of its tax attributes by the amount of any COD excluded from income. No authorities specifically address attribute reduction as it applies to a taxpayer such as the Company, which is for U.S. federal income tax purposes a RIC, so the implications of COD income on the Company are uncertain.

The American Recovery and Investment Act of 2009 permits, in certain cases, an election to defer the inclusion of COD income resulting from the restructuring of debt obligations. If such an election is made, the COD income recognized is deferred for four years, and first becomes includible in income ratably over a five year period beginning thereafter. If the Company were to recognize COD income in connection with the consummation of the Exchange Offers or the Standby Plan, the Company believes that such an election is available and would permit deferral of any COD income until the 2014 tax year. This election would also require the Company to defer the deduction of OID on the New Secured Notes over a similar period, although the holders would not be affected by such deferral. The collateral tax consequences of making the election to defer inclusion of COD income are complex. The Company currently is analyzing whether the deferral election would be advantageous. However, the Company expects that it will make such election with the consequences that the COD income, when includible will be mitigated by simultaneous deductions for OID.

RIC Status

No significant authorities directly address the character of COD income with respect to the qualification requirements of RICs. While some non-binding IRS guidance indicates that certain COD income is considered

“qualifying income” for statutory income requirements applicable to RICs under the Tax Code, such characterization is not without doubt. If less than 90% of the Company’s gross income in any year is qualifying income, the Company will not qualify for RIC status. Additionally there is no provision that exempts a RIC from distribution requirements applicable to RICs under the Tax Code. If the Company fails to satisfy distribution requirements applicable to RICs in any taxable year, it will fail to qualify for RIC status. If the Company is not treated as a RIC for any taxable year, it will be subject to tax in such year on all of its taxable income. While at this time it is premature to predict or detail the manner in which any resultant COD income will be reported or the precise impact it will have on the Company’s overall reporting position or tax status, the Company expects that the realization of COD income (if any) as a result of the exchange will not result in material adverse tax consequences for the Company.

TRANSFERS OF NEW SECURED NOTES AND SECURITIES LAWS

Exchange Offers

The New Secured Notes have not been and will not be registered under the Securities Act and are being offered hereby only to “Accredited Investors” (as defined under Rule 501(a) of Regulation D of the Securities Act) in a private placement exempt from the registration requirements under Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Accordingly, the New Secured Notes may not be transferred or resold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Where Existing Notes are being tendered for exchange into both a Cash Payment and New Secured Notes, the Company reserves the right to refuse your tender if you are not an Accredited Investor or if you fail to properly certify in the Accredited Investor Questionnaire that you are an Accredited Investor which is included in the Letter of Transmittal or are deemed to have certified you are an Accredited Investor by tendering through ATOP in lieu thereof.

Each Eligible Holder who tenders its Existing Notes in the Exchange Offers to receive exchange consideration consisting of both a Cash Payment and New Secured Notes, will be deemed to have represented and agreed with the Company as follows:

(i) It is exchanging the Existing Notes for the applicable series of New Secured Notes, for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is an Accredited Investor and is aware that the sale to it is being made in reliance on Section 4(2) under the Securities Act and Regulation D promulgated thereunder;

(ii) It understands that the New Secured Notes are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that such New Secured Notes have not been and will not be registered under the Securities Act;

(iii) It acknowledges that the foregoing representations apply to holders of beneficial interests in New Secured Notes as well as registered holders of New Secured Notes; and

(iv) It acknowledges that the Company, the New Secured Note Trustee and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that if any of the acknowledgments, representations or agreements deemed to have been made by its exchange of Existing Notes are no longer accurate, it shall promptly notify the Company and the New Secured Note Trustee. If it is exchanging Existing Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

In tendering your Existing Notes in the Exchange Offers, you will be required to complete and sign the Letter of Transmittal or, if you tender your Existing Public Notes through DTC, you will be deemed to have acknowledged and agreed that you are bound by the terms of the Letter of Transmittal, which requires you to make certain representations to the Company, including those described above.

Availability of Rule 144 for Resales of New Secured Notes issued in the Exchange Offers

Based in part on the accuracy of the representations deemed to be made by tendering holders in the Letter of Transmittal, the Company believes the New Secured Notes will be eligible for resale without restriction under Rule 144 under the Securities Act. As a condition to the Exchange Offers, the Company will arrange to have the New Secured Dollar Notes deposited in the facilities of The Depository Trust Company (“DTC”) upon settlement of the Exchange Offers and represented by global notes which will bear an unrestricted CUSIP number signifying that the New Secured Dollar Notes may be transferred without restriction.

Rule 144 provides a safe harbor for sales of securities exempt from registration under section 4(1) of the Securities Act without further conditions, if (i) the securities are held by persons who are not and have not been an Affiliate of the Company for the previous three months at the time such person tenders their Existing Notes;

and (ii) a period of at least twelve months has passed since the securities were acquired from the Company or a director, officer or “affiliate,” within the meaning of Rule 144(a)(1) under the Securities Act (an “Affiliate”) of the Company (the “holding period”). In order to make the New Secured Dollar Notes eligible for resale pursuant to Rule 144 through the facilities of DTC, the Company will certify that neither the Company nor any Affiliate of the Company (i) has held Existing Notes during the consecutive three-month period preceding the Settlement Date or (ii) has sold or otherwise transferred Existing Notes during the twelve months period preceding the Settlement Date. Accordingly, all Existing Notes will have satisfied the holding period. Pursuant to Rule 144(d)(3)(ii) of the Securities Act, for the purpose of determining the holding period of the New Secured Notes issued in the Exchange Offers, the New Secured Notes will be deemed to have been acquired at the same time as the Existing Notes, in effect “tacking” the holding period of the Existing Notes to the New Secured Notes. The New Secured Notes will therefore have satisfied the twelve-month holding period.

The Standby Plan

The Solicitation

The solicitation is being made only to those creditors who are Accredited Investors.

Issuance and Resale of the Secured Notes under the Standby Plan.

Section 1145 of the Code generally exempts from registration under the Securities Act the offer or sale under a Court approved plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under a plan, if such securities are offered or sold in exchange for a claim against, or equity interest in, such debtor or affiliate. In reliance upon this exemption, the New Secured Notes, if issued under the Standby Plan, generally will be exempt from the registration requirements of the Securities Act, and state and local securities laws. Accordingly, such securities may be resold without registration under the Securities Act or other federal securities laws pursuant to the exemption provided by Section 4(1) of the Securities Act, unless the holder is an “underwriter” with respect to such securities, as that term is defined in section 1145(b) of the Code. In addition, such securities generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of new securities issued under the Standby Plan are advised to consult with their own legal advisors as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

Section 1145(b) of the Code defines “underwriter” for purposes of the Securities Act as one who (a) purchases a claim with a view to distribution of any security to be received in exchange for the claim other than in ordinary trading transactions, (b) offers to sell securities issued under a plan for the holders of such securities, (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution or (d) is a control Person of the issuer of the securities.

Notwithstanding the foregoing, statutory underwriters may be able to sell securities without registration pursuant to the resale limitations of Rule 144 under the Securities Act which, in effect, permit the resale of securities received by statutory underwriters pursuant to a plan approved by the Court, subject to applicable volume limitations, notice and manner of sale requirements and certain other conditions. Parties who believe they may be statutory underwriters as defined in section 1145 of the Code are advised to consult with their own legal advisors as to the availability of the exemption provided by Rule 144.

Listing.

Upon the consummation of the Exchange Offers or the Standby Plan, the New Secured Notes will not be publicly traded or listed on any nationally recognized market or exchange. Accordingly, no assurance can be given that a holder of such securities will be able to sell such securities in the future or as to the price at which any sale may occur. Upon the consummation of such offerings, the Company will not be required to file reports with the SEC as a result of the issuance of the New Secured Notes. The Company, however, will be required by the terms of the New Secured Notes to make certain financial and other information available and anticipates continuing to file reports with the SEC as a result of registration of its common stock under the Exchange Act.

OVERVIEW OF CHAPTER 11

To the extent that terms are defined both in the Standby Plan and elsewhere in this Offering Memorandum and Disclosure Statement, for the purposes of this section and the sections entitled “The Restructuring Transactions—Background and Purpose of the Restructuring Transactions,” “Anticipated Events During the Prepackaged Chapter 11 Cases,” “The Standby Plan,” “The Exchange Offers and Solicitations of Consents and Votes on the Standby Plan—Procedures for Voting on the Standby Plan,” “Confirmation of the Standby Plan,” and “Alternatives to Confirmation and Consummation of the Standby Plan,” the definitions in the Standby Plan shall be the controlling definitions. To the extent not otherwise defined in this Offering Memorandum and Disclosure Statement, capitalized terms used in these sections have the meanings ascribed to such terms in Article I of the Standby Plan.

Chapter 11 is the principal business reorganization chapter of the Code. Under chapter 11, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and its equity interest holders. In addition to permitting rehabilitation of a debtor, another goal of this chapter of the Code is to promote equality of treatment for similarly situated creditors and similarly situated equity interest holders with respect to the distribution of a debtor’s assets.

The commencement of a case creates an estate that is comprised of all of the legal and equitable interests of the debtor as of the filing date. The Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”

The protection of company assets from actions by creditors and the consummation of a plan of reorganization are the principal objectives of chapter 11 of the Code. A plan of reorganization sets forth the means for satisfying claims against and equity interests in a debtor. Confirmation of a plan of reorganization by the Court makes the plan binding upon a debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor or equity interest holder of a debtor. Subject to certain limited exceptions, the confirmation order discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan.

To solicit acceptances of a proposed prepackaged plan, section 1126 of the Code requires a debtor and any other plan proponents to conduct such solicitation either in compliance with any applicable law, rule or regulation governing the adequacy of disclosure or if there is no such applicable law, rule, or regulation, pursuant to a disclosure statement containing adequate information of a kind and in sufficient detail to enable a hypothetical reasonable investor to make an informed judgment about the plan. The Company is submitting this Offering Memorandum and Disclosure Statement to holders of claims against it to satisfy the requirements of section 1126 of the Code.

ANTICIPATED EVENTS AFTER THE FILING THROUGH

CONFIRMATION OF THE STANDBY PLAN

Administration of the Standby Plan

The Company intends to remain operational throughout the Case and continue to operate its businesses in the ordinary course as it had prior to the commencement date of the Case (the “Petition Date”).

First Day Orders

On the Petition Date, the Company intends to request a series of orders from the Court designed to minimize any disruption of business operations and to facilitate its reorganization. The Company anticipates that, in connection with commencing any Case, the Company will seek certain “first day” orders from the Court permitting the Company to, among other things, (i) continue, on an uninterrupted basis, its cash management system and procedures that were in effect prior to the Petition Date, (ii) provide the Company’s employees with their normal compensation, including wages and benefits, (iii) pay prepetition claims of certain creditors in the ordinary course of business and (iv) continue to pay interest, fees and expenses to holders of Existing Credit Agreement Claims, and to the extent holders of such claims have voted to accept the Standby Plan by the Threshold, Private Note Claims and Public Note Claims on the same terms as applicable prior to the Petition Date. Each of these elements of relief is necessary to minimize any disruption of the Company’s business operations. Failure of the Court to enter one or more of these orders, or a delay in doing so, could result in the Case becoming protracted and could delay, perhaps materially, the hearing on, and the ultimate confirmation of, the Standby Plan.

Treatment of Trade Creditors and Employees During the Case

The Company believes that it is in the best interest of all claim and equity interest holders for the Company to preserve positive and cooperative working relationships with trade creditors and employees to minimize disruption and damage to the business operations and enhance the Company’s ability to exit the Case expeditiously. This requires, to the maximum extent permitted by applicable law, the Company continuing to treat such persons fairly and in the ordinary course of business.

In the case of employees, on the Effective Date and pursuant to the Standby Plan, the Company will seek to assume all of obligations to each retained employee as if there had been no filing of a Case. In the case of trade creditors, on the Effective Date pursuant to the Standby Plan, the Company intends to seek to assume each outstanding executory vendor contract. Promptly following the commencement of the Case, the Company also intends to seek the approval of the Court to make payments in the ordinary course of business in respect of claims of trade creditors. The Court, however, may not permit an early payment of such claims. In any event, the Standby Plan provides that valid prepetition and postpetition claims of all trade creditors of the Company are to be paid in full.

Disclosure Statement/Confirmation Hearing

The Company anticipates that as soon as practicable after commencing a Case, the Company will seek an order of the Court scheduling a hearing to consider (1) the adequacy of the Offering Memorandum and Disclosure Statement and the solicitation of votes in connection therewith and (2) confirmation of the Standby Plan (“Confirmation Hearing”). The Company anticipates that notice of this hearing will be published in The Wall Street Journal (National Edition) and will be mailed to all known holders of claims and equity interests at least 28 days before the date by which objections must be filed with the Court. See below the section entitled “Confirmation of the Standby Plan —Confirmation Hearing.”

Timetable for a Case

Assuming that the Court approves the Company’s scheduling motion with respect to the Confirmation Hearing, the Company anticipates that the Confirmation Hearing would occur within approximately 30 to 45 days of the Petition Date. If the Thresholds are not met with respect to the holders of Existing Notes or Existing Loans, then the Company’s Confirmation Hearing may be contested and may be litigious and costly, and the Confirmation Hearing may not conclude for more than 45 days from the Petition Date. In addition, if, for some reason, the Company is required to solicit votes on the Plan after commencement of a Case or any other objections are raised, administration of the Case could take longer than 45 days.

THE STANDBY PLAN

The Company has not commenced a Case. This Offering Memorandum and Disclosure Statement solicits advance votes on the Standby Plan in the event that a Case is commenced for the Company and the Standby Plan is filed.

This section provides a summary of the structure and means for implementation of the Standby Plan and of the classification and treatment of claims and equity interests under the Standby Plan and is qualified in its entirety by reference to the Standby Plan (as well as the exhibits, appendices or schedules thereto and definitions therein). The Standby Plan is attached hereto as Annex B. Capitalized terms used in this section and not otherwise defined in this Offering Memorandum and Disclosure Statement are defined in the Standby Plan.

The statements contained in this Offering Memorandum and Disclosure Statement include summaries of the provisions contained in the Standby Plan and in documents referred to therein. The statements contained in this Offering Memorandum and Disclosure Statement do not purport to be precise or complete statements of all the terms and provisions of the Standby Plan or documents referred to therein, and reference is made to the Standby Plan and to such documents for the full and complete statements of such terms and provisions. The Standby Plan itself and the documents referred to therein control the actual treatment of claims against and equity interests in the Company under the Standby Plan and will, upon the consummation of the Standby Plan, be binding upon all holders of claims and equity interests in the Company, its estates, all parties receiving property under the Standby Plan, and other parties in interest. In the event of any conflict between this Offering Memorandum and Disclosure Statement, on the one hand, and the Standby Plan or any other operative document, on the other hand, the terms of the Standby Plan and/or such other operative document will control.

Solicitations of Acceptances of the Standby Plan

Typically, a plan of reorganization is proposed and votes to accept or reject the plan are solicited after the commencement of the case. However, section 1125(g) of the Code permits solicitation of acceptances or rejections of the plan before the commencement of the case if such solicitation complies with section 1126(b) of the Code and Rules 3016(b) and 3018(b). In accordance with such provisions, votes to accept or reject the Standby Plan are being solicited from the Lenders holding Existing Credit Agreement Claims, holders of the Existing Private Notes, holders of the Existing Public Notes (other than (i) holders of De Minimis Public Notes Claims and (ii) Large Non-Accredited Investors), and Swap Counterparties in connection with the Case. Only Accredited Investors in impaired classes may vote to accept or reject the Standby Plan.

Rule 3018(b) requires that (i) the plan of reorganization be transmitted to all creditors and equity interest holders entitled to vote on the plan; (ii) the time prescribed for voting to reject or accept such plan not be unreasonably short; and (iii) the solicitation of votes be in compliance with any applicable law, rule or regulation governing the adequacy of disclosure in such solicitation or, if no such law, rule or regulation exists, votes be solicited only after the disclosure of adequate information. Rule 3018(b) provides that either a disclosure statement under section 1125 of the Code or evidence showing compliance with section 1126(b) of the Code shall be filed with the plan or within the time fixed by the court. This Offering Memorandum and Disclosure Statement is presented to holders of claims entitled to vote on the Standby Plan to satisfy the requirements of section 1126(b) of the Code and Rules 3016(b) and 3018(b).

If the Company commences a Case, the Company will attempt to use votes to accept the Standby Plan received from holders of claims entitled to vote on the Standby Plan under this Offering Memorandum and Disclosure Statement to obtain confirmation of the Standby Plan as promptly as possible. The Company intends to promptly seek to obtain an order of the Court finding that the solicitation of votes from the holders of Existing Notes (other than (i) holders of De Minimis Public Notes Claims and (ii) Large Non-Accredited Investors), Lenders holding Existing Credit Agreement Claims, and Swap Counterparties was in compliance with sections 1125(g) and 1126(b) of the Code and Rule 3018(b) and that such votes to accept the Standby Plan can be used for purposes of confirmation of the Standby Plan under the Code. If filing of a Case occurs, any Large Non-Accredited Investors will be deemed to have voted to reject the Standby Plan for purposes of determining if Class 6 (Public Notes Claims) has accepted the Standby Plan. If the conditions of the Code and the Rules are met, all votes to accept the Standby Plan and rejections received prior to the commencement of the Case and within the prescribed solicitation period will be deemed to be acceptances and rejections of the Standby Plan for purposes of confirmation of such Standby Plan under the Code. The Company reserves the right to use such votes to accept the Standby Plan to seek confirmation of any permitted amendment or modification of the Standby Plan, provided that such amendment or modification to the Standby Plan is not prohibited by the Standby Plan or the Code, is permitted by the Lock Up Agreement and, if consent is required thereunder, consent is obtained from the Majority Consenting Creditors and, if holders of Existing Private Notes or Existing Public Notes have satisfied the Threshold in connection with the solicitation of votes hereunder, consent is obtained from holders of a majority in aggregate principal amount of Existing Private Notes or Existing Public Notes, as the case may be (collectively, the “Creditor Plan Consents”). However, the Court may conclude that the requirements of section 1129 of the Code for confirmation of the Standby Plan have not been met. The Court may find that the holders of impaired claims and equity interests have not accepted the Standby Plan if the Court finds that the Standby Plan solicitation (including this Offering Memorandum and Disclosure Statement) did not comply with all of the applicable provisions of the Code and the Rules (including the requirement under section 1126(b) of the Code that the Standby Plan solicitation comply with any non-bankruptcy laws, rules or regulations governing adequacy of disclosure). In such an event, votes on the Standby Plan may need to be resolicited before seeking confirmation of the Standby Plan, in which case confirmation of the Standby Plan could be delayed and possibly jeopardized.

Summary of Standby Plan

Upon expiration of the deadline for the consummation of the Exchange Offers as may be extended as described herein, the Company will determine whether to propose the following Standby Plan.

Eligible Holders, Lenders and Swap Counterparties will receive different treatment under the Standby Plan than they will receive under the Exchange Offers. In summary, the Standby Plan provides for a distribution pursuant to which (a) the holders of De Minimis Public Notes Claims will receive cash equal to 100% of the aggregate principal amount of Existing Public Notes owned by such holder, (b) all other holders of Existing Notes and all Lenders will receive: (i) a cash payment equal to their pro rata share of the Settlement Payment less the payments made to holders of De Minimis Public Notes Claims, with such Settlement Payment repaying on a pro rata basis a portion of the outstanding principal amount of the Existing Loans and a portion of each holder’s Existing Notes, as the case may be; (ii) New Secured Notes or New Secured Loans (as applicable) in a principal amount equal to such holder’s or such Lender’s aggregate principal amount of Existing Notes or Existing Loans less the cash payment received by such holder or Lender under (i) above; (iii) accrued and unpaid interest on such Existing Loans and Existing Notes at the applicable default rate; and (iv) the Restructuring Fee relating to the New Secured Notes or New Secured Loans (as applicable), and (c) all existing Swap Agreements would be secured on a pari passu basis with the New Secured Notes and New Secured Loans (so long as any New Secured Notes or New Secured Loans are outstanding), provided that Swap Agreements arising as a result of the termination of a Swap Agreement by any Swap Counterparty would receive a Secured Swap Note (as defined herein) in satisfaction of its claim.

The following is a non-technical discussion of the provisions of the Standby Plan. Please defer to the Standby Plan itself for a detailed discussion.

Upon commencement of a Case, the Company intends to use its best efforts to obtain interim and final orders of the Court providing for the continued payment of interest and fees under the Existing Credit Agreement, the Note Purchase Agreements and the Existing Public Note Indenture. See “Conditions to the Effective Date of the Standby Plan—Conditions Precedent”.

Classification and Treatment of Claims and Equity Interests Under the Standby Plan

Section 1123 of the Code requires that, for purposes of treatment and voting, a plan of reorganization divides the different claims against, and equity interests in, a debtor into separate classes based upon their legal nature. Claims of a substantially similar legal nature are usually classified together, as are equity interests of a substantially similar legal nature. Because an entity may hold multiple claims and/or equity interests that give rise to different legal rights, the “claims” and “equity interests” themselves, rather than their holders, are classified. Under a chapter 11 plan, the separate classes of claims and equity interests must be designated either as “impaired” (affected by the plan) or “unimpaired” (unaffected by the plan). If a class of claims is “impaired,” the Code affords certain rights to the holders of such claims, such as the right to vote on the plan and the right to receive, under the plan of reorganization, no less value than the holder would receive if the debtor were liquidated in a case filed under chapter 7 of the Code. A plan cannot be confirmed if there has been improper classification of claims or equity interests.

Under section 1124 of the Code, a class of claims or equity interests is “impaired” unless the plan (i) does not alter the legal, equitable and contractual rights of the holders or (ii) irrespective of the holders’ acceleration rights, cures all defaults (other than those arising from the debtor’s insolvency, the commencement of the case or nonperformance of a nonmonetary obligation), reinstates the maturity of the claims or equity interests in the class, compensates the holders for actual damages incurred as a result of their reasonable reliance upon any acceleration rights, and does not otherwise alter their legal, equitable and contractual rights. Typically, this means that the holder of an unimpaired claim will receive on the later of the Effective Date or the date on which amounts owing are actually due and payable, payment in full, in cash, with postpetition interest to the extent appropriate and provided for under the governing agreement (or if there is no agreement, under applicable law), and the remainder of the debtor’s obligations, if any, will be performed as they come due in accordance with their terms. Thus, the holder of an unimpaired claim will be placed in the position it would have been in had the debtor’s case not been commenced.

For a detailed description of the requirements for confirmation of the Standby Plan, see “Requirements for Confirmation of the Plan” below.

The Company believes that the Standby Plan classifies all claims and equity interests in compliance with the provisions of the Code. However, after commencement of the Case, a claim holder or equity interest holder could challenge the Company’s classification and the Court could determine that a different classification is required for the Standby Plan to be confirmed. In such event, the Company will seek to modify the Standby Plan to provide for whatever classification may be required by the Court and to use the sufficient acceptances received, to the extent permitted by the Court, to demonstrate the acceptance of the class or classes which are affected. Any such reclassification could affect the acceptance of the Standby Plan by a class by changing the composition of such class and the required vote for acceptance of the Standby Plan and could potentially require a resolicitation of votes on the Standby Plan.

The Standby Plan provides for the classification and treatment of holders of claims and equity interests allowed under section 502 of the Code. Only the holder of an allowed claim or an allowed equity interest is entitled to receive a distribution under the Standby Plan.

Consistent with these requirements, the Standby Plan divides the allowed claims against, and allowed equity interests in, the Company into the following classes:

Class	Designation	Impairment
1	Priority Non-Tax Claims	Unimpaired

2	Secured Claims	Unimpaired

3	Existing Credit Agreement Claims	Impaired

4	Private Notes Claims	Impaired

5	De Minimis Public Notes Claims	Unimpaired

6	Public Notes Claims	Impaired

7	Swap Claims	Impaired

8	General Unsecured Claims	Unimpaired

9	Equity Interests	Unimpaired

Unclassified Claims:

1.	Administrative Expenses.

Administrative expenses are the actual and necessary costs and expenses of the Company’s Case that are allowed under sections 330, 364(c)(1), 503(b), 507(a)(2) and 507(b) of the Code. Those expenses will include, but are not limited to, amounts owed to vendors providing goods and services to the Company during the Case. Other Administrative Expense Claims include the actual, reasonable and necessary professional fees and expenses of the Company’s advisors, which fees and expenses are incurred during the pendency of the Case.

Allowed Administrative Expense Claims representing liabilities incurred by the Company in the ordinary course of business, consistent with past practice or liabilities arising under loans or advances to the Company after the Petition Date will be paid by the Company in accordance with the terms and conditions of the particular transaction and any related agreements and instruments. All other Administrative Expense Claims will be paid, in full satisfaction, settlement and release of, and in exchange for, such Administrative Expense Claims, in full, in cash, on the Effective Date or as soon thereafter as is practicable or on such other terms to which the Company and the holders of such Administrative Expense Claims agree.

2.	Professional Compensation and Reimbursement Claims.

All payments to professionals for compensation and reimbursement of expenses and all payments to reimburse expenses of members of any statutory committees will be made in accordance with the procedures established by the Court and Rules relating to the payment of interim and final compensation and expenses. The Company does not anticipate the creation of any statutory committee in connection with the Standby Plan.

In addition to the foregoing, section 503(b) of the Code provides for payment of compensation to creditors, indenture trustees and other Persons making a “substantial contribution” to a Case, and to attorneys for, and other professional advisors to, such Persons. Requests for such compensation must be approved by the Court after notice and a hearing at which the Company and other parties in interest may participate and, if appropriate, object to such requests. Notwithstanding the foregoing, (i) all reasonable fees and expenses of Akin Gump Strauss Hauer & Feld LLP and Young, Conaway, Stargatt & Taylor LLP, as legal advisors to the holders of the Existing Private Notes, FTI Consulting, Inc., as financial advisors to the holders of the Existing Private Notes, Milbank, Tweed, Hadley & McCloy LLP and Morris, Nichols, Arsht & Tunnell LLP, as legal advisors to the holders of the Existing Public Notes, The Blackstone Group, L.P., as financial advisors to the holders of the Existing Public Notes, Simpson Thacher & Bartlett LLP and Ashby & Geddes, P.A., as legal advisors to the Existing

Administrative Agent, and Capstone Advisory Group, LLC, as financial advisors to the Existing Administrative Agent (whether incurred before or after the Petition Date) shall be deemed to be allowed Administrative Expenses for purposes hereof and any such fees and expenses due and payable but not paid as of the Effective Date shall be paid on the Effective Date; provided, however, that to the extent such fees and expenses are due and payable after the Effective Date, such fees and expenses shall be paid no later than ten (10) days after the invoice date, and (ii) the holders of any such claims shall not be required to file any application or request for payment with the Court, and no approval by the Court of the payment of such fees and expenses shall be required.

3.	Priority Tax Claims.

Priority Tax Claims essentially consist of unsecured claims of federal and state governmental authorities for the kinds of taxes specified in section 507(a)(8) of the Code, such as certain income taxes, property taxes, excise taxes, and employment and withholding taxes. These unsecured claims are given a statutory priority in right of payment. The Company does not intend to set a bar date and therefore it is difficult to estimate the number and amount, if any, of Priority Tax Claims that will be filed with the Court.

The Company shall pay to each holder of a Priority Tax Claim, in full satisfaction, settlement, and release of, and in exchange for, such Priority Tax Claim, (i) on the Effective Date or as soon thereafter as is reasonably practicable, Cash in an amount equal to such Priority Tax Claim or (ii) pursuant to section 1129(a)(9)(c) of the Code, equal annual Cash payments commencing on the Effective Date in an aggregate amount equal to such Priority Tax Claim, together with interest at the applicable rate under the Code, over a period not exceeding five (5) years after the date of assessment of such Priority Tax Claim. All Priority Tax Claims that are not due and payable on or before the Effective Date or as to which the Company disputes the amount shall be determined in accordance with any applicable law, rules and procedures and in a forum (arbitral, judicial or otherwise) of competent jurisdiction and will be paid in the ordinary course of the Company’s business. The Company reserves its rights, however, to dispute the validity of any Priority Tax Claim, whether objected to prior to the Effective Date or otherwise.

4.	Existing Public Note Indenture Trustee and New Secured Note Trustee Fees and Expenses.

All reasonable fees and expenses of the Existing Public Note Indenture Trustee and New Secured Note Trustee (including fees and expenses of Indenture Trustee Professionals) that are incurred in connection with the Case (whether incurred before or after the Petition Date) shall be deemed to be allowed Administrative Expenses for purposes of the Standby Plan, shall not be subject to any avoidance, reductions, setoff, offset, recharacterization, subordination (whether equitable, contractual, or otherwise), counterclaims, cross-claims, defenses, disallowance, impairment, objection or any other challenges under any applicable law or regulation by any Person, and any fees and expenses due and payable but not paid as of the Effective Date shall be paid on the Effective Date; provided, however, that to the extent such fees and expenses are due and payable after the Effective Date, such fees and expenses shall be paid no later than ten (10) days after the applicable invoice date. None of the Existing Public Note Indenture Trustee, New Secured Note Trustee or their respective professionals shall be required to file any application or request for payment with the Court, and no approval by the Court of the payment of such fees and expenses shall be required. The Company shall in addition pay all reasonable fees, costs, and expenses incurred by the Existing Public Note Indenture Trustee on and after the Effective Date in connection with the distributions required pursuant to the Plan or the implementation of any provisions of the Plan (including, but not limited to, the reasonable fees, costs, and expenses incurred by the Existing Public Note Indenture Trustee’s professionals). The Company’s obligations to make distributions under this Plan to be received by the holders of the Existing Public Notes shall not be reduced on account of the payment of the Existing Public Note Indenture Trustee’s or New Secured Note Trustee’s fees, costs, and expenses pursuant to the terms of the Plan.

Classified Claims:

Class 1:	Priority Non-Tax Claims. (Unimpaired. Presumed to accept the Standby Plan and not entitled to vote.)

The claims in Class 1 consist of Priority Non-Tax Claims that include certain claims that are granted priority in payment under section 507(a) of the Code, including certain wage, salary and other compensation obligations to employees of the Company. The Company does not intend to set a bar date and therefore it is difficult to estimate the number and amount, if any, of Priority Non-Tax Claims that will be filed with the Court.

Class 2:	Secured Claims. (Unimpaired. Presumed to accept the Standby Plan and not entitled to vote.)

Claims in Class 2 consist of Claims that are secured by a lien on any property or interest in property of the Company, with such lien not being subject to avoidance or otherwise being invalid under the Code or applicable law (each such Claim, a “Secured Claim”). Secured Claims consist primarily of the Company’s securitizations described in the Company’s most recent Annual Report on Form 10-K/A and the financial statement attached hereto. On the Effective Date, each holder shall be reinstated or rendered unimpaired in accordance with section 1124 of the Code, notwithstanding any contractual provision or applicable law that entitles the holder of such claim to demand or receive payment of such claim prior to its stated maturity from and after the occurrence of a default. All Secured Claims that are not due and payable on or before the Effective Date shall, at the Company’s option, be paid in the ordinary course of business in accordance with the course of practice between the Company and such holder with respect to such Claim.

Class 3:	Existing Credit Agreement Claims. (Impaired. Entitled to vote.)

Class 3 consists of the Existing Credit Agreement Claims. On the Effective Date, each holder of an Existing Credit Agreement Claim shall be entitled to receive cash in the amount equal to (a) its share of the Settlement Payment, minus the aggregate Minimum Public Cash Payment paid in respect of De Minimis Public Note Claims, allocated pro rata based on outstanding principal amounts among Existing Credit Agreement Claims, Private Note Claims and Public Note Claims (the “Case Payment”), (b) the Restructuring Fee and (c) all accrued and unpaid interest (accruing at the applicable default rate) and all accrued and unpaid fees, costs and expenses through the Effective Date. Such holder will also be entitled to receive New Secured Loans under the New Credit Agreement in an aggregate amount equal to the aggregate principal amount of such holder’s Existing Loans minus its portion of the Case Payment. Class 3 Claims are allowed under the Plan.

Class 4:	Private Notes Claims. (Impaired. Entitled to vote.)

Class 4 consists of holders of Existing Private Notes. On the Effective Date, each holder of a Private Notes Claim shall be entitled to receive cash in the amount equal to (a) its share of the Case Payment, (b) the Restructuring Fee, (c), where applicable, the Make Whole Amount and (d) all accrued interest and unpaid (accruing at the applicable default rate) and all accrued and unpaid fees, costs and expenses through the Effective Date. Such holder shall also be entitled to receive one of the New Floating Rate Secured Notes, New Fixed Rate Secured Notes, New Secured Euro Notes or New Secured Sterling Notes, with the aggregate principal amount of such New Secured Notes being equal to the aggregate principal amount of the Existing Private Notes owned by the holder of such Existing Private Notes plus, where applicable, the Make Whole Amount, less such holder’s share of the Case Payment. The Disbursing Agent shall, as soon as reasonably practicable, make the applicable pro rata share of the above distributions to each holder of Existing Private Notes as of the Distribution Record Date; provided, however, that the Company shall make any cash payments directly to holders of Existing Private Notes Claims. Class 4 Claims are allowed under the Plan.

Class 5:	De Minimis Public Notes Claims. (Unimpaired. Deemed to accept the Standby Plan and not entitled to vote.)

Class 5 consists of holders of Existing Public Notes who hold an aggregate principal amount of not more than $100,000 of Existing Public Notes as of the Record Date who surrender such Existing Public Notes in accordance with procedures to be specified in the Case. On the Effective Date, or as soon thereafter as is reasonably practicable, each such holder shall be entitled to receive, in full and final satisfaction of its De Minimis Public Notes Claim, the Minimum Public Cash Payment plus all accrued but unpaid interest (accruing at applicable default rate) that is due and payable but has not been paid as of the Effective Date in respect of the Existing Public Notes.

Class 6:	Public Notes Claims. (Impaired. Entitled to vote.)

Class 6 consists of holders of Existing Public Notes (other than holders of De Minimis Public Notes Claims) (each such holder, the holder of a “Public Notes Claim”). On the Effective Date, the Existing Public Note Indenture Trustee shall receive (or, in the case of New Secured Notes, be deemed to receive), on behalf of each holder of a Public Notes Claim as of the Distribution Record Date, in full and final satisfaction of each holder’s Public Notes Claim (i) its share of the Case Payment, (ii) all accrued but unpaid interest (accruing at the applicable default rate), (iii) the Restructuring Fee and (iv) one of the New Floating Rate Secured Notes or the New Fixed Rate Secured Notes in the aggregate principal amount equal to the aggregate principal amount of such holder’s Public Notes Claim less such holder’s share of the Case Payment. Following the Petition Date, procedures will be announced to effect the election of New Floating Rate Secured Notes and New Fixed Rate Secured Notes. Non-electing holders of Public Notes Claims shall receive New Fixed Rate Secured Notes. Class 6 Claims are allowed under the Plan.

Class 7:	Swap Claims. (Impaired. Entitled to vote.)

Class 7 consists of claims of Swap Counterparties who are counterparties under interest rate and currency Swap Agreements with the Company (each such holder, the holder of a “Swap Claim”). On the Effective Date, each Swap Counterparty holding a Swap Claim will continue to hold such Swap Claim in accordance with the terms of the applicable Swap Agreement giving rise to such claim or, if a Swap Counterparty terminates the applicable Swap Agreement and claims damages thereunder, a promissory note in the amount determined by the Court to be the damages that the Swap Counterparty is entitled to receive under such agreement (the “Swap Note”). The Swap Note and the Company’s obligations under Swap Agreements that are not terminated by Swap Counterparties will be secured by the assets of the Company and its subsidiaries, if any, on a pari passu basis with New Secured Notes and New Secured Loans (so long as any New Secured Notes or New Secured Loans are outstanding). Class 7 Claims are allowed under the Plan.

The Swap Notes will bear interest at a rate of 8%, payable quarterly in arrears and will mature on December 31, 2013.

Any non-debtor party to a terminated Swap Agreement will be required to file a proof of claim for any termination damages related thereto within thirty (30) days after the Confirmation Date or shall be barred thereafter from asserting any such Claim against the reorganized Company or its assets.

Class 8:	General Unsecured Claims. (Unimpaired. Deemed to accept the Standby Plan and not entitled to vote.)

As part of the “first day” motions, the Company intends to request authorization from the Court to pay holders of general unsecured claims in the ordinary course of business; as such, there may not be any general unsecured claims remaining upon the Effective Date. However, in the event that there are remaining general unsecured claims, or in the event that the Court does not authorize payment of general unsecured claims in the ordinary course of business, the Claims in Class 8 will consist of unsecured non-priority claims. This Class 8 generally includes the claims of trade and business creditors for goods and services provided to the Company prior to the filing of a Case. The Company does not intend to set a bar date and therefore it is difficult to estimate the number and amount, if any, of General Unsecured Claims that will be filed with the Court.

On the Effective Date, each General Unsecured Claim shall be unimpaired in accordance with section 1124 of the Code and, to the extent due and payable, shall receive payment in full in cash on the Effective Date.

General Unsecured Claims that are not due and payable on or before the Effective Date shall be paid thereafter in the ordinary course of business in accordance with the terms of any agreement that governs such General Unsecured Claim or in accordance with the course of practice between the Company and such holder with respect to such Claim. The Company reserves its rights, however, to dispute the validity of any General Unsecured Claim, whether objected to prior to the Effective Date or otherwise.

Class 9:	Equity Interests. (Unimpaired. Deemed to accept the Standby Plan and not entitled to vote.)

Class 9 consists of the interest of any holders of equity securities of the Company represented by issued and outstanding shares of common or preferred stock or other instrument evidencing a present ownership interest in the Company, whether or not transferable, or any option, warrant or right, contractual or otherwise, to acquire any such interest. The Equity Interests in Class 9 shall remain unaltered and shall continue to be owned by the holders of such Equity Interests after the Effective Date.

Means of Implementation:

Issuance of New Secured Notes.

On the Effective Date, the New Secured Note Indenture shall be executed and delivered and the Company shall be authorized to issue the New Secured Notes and to execute, deliver and enter into the New Secured Note Indenture without the need for any further corporate action and without further action by the holders of Claims. On the Effective Date or as soon as reasonably practicable thereafter, the New Secured Notes shall be distributed by the Disbursing Agent to holders of any Private Notes Claim or, in accordance with instructions of the Existing Indenture Trustee, to holders of any General Accredited Investor Public Notes Claim (including Large Non-Accredited Investors and Additional Minimum Payment Public Holders) as of the Distribution Record Date. The form of New Secured Note Indenture is attached hereto as Annex A. The final New Secured Note Indenture shall conform to Annex A in all respects, except as approved by the Public Notes Steering Committee, the Private Notes Steering Committee and the Existing Administrative Agent.

New Credit Agreement.

On the Effective Date, the Existing Credit Agreement shall be amended and restated by the New Credit Agreement, and the Company shall be authorized to execute, deliver and enter into the New Credit Agreement without the need for any further corporate action and without further action by the holders of Claims. A summary of the New Credit Agreement is contained in this Offering Memorandum and Disclosure Statement. The final form will be attached to the Company’s Form 8-K filed on May 3, 2010 and is subject to such changes as the Company with the Majority Consenting Creditors, the Public Notes Steering Committee and the Private Notes Steering Committee shall agree.

Provisions Governing Distributions:

Date of Distributions.

Unless otherwise provided in the Standby Plan, any distributions and deliveries to be made under the Standby Plan shall be made on the Effective Date or as soon as reasonably practicable thereafter and shall be deemed made on the Effective Date. In the event that any payment or act under the Standby Plan is required to be made or performed on a date that is not a Business Day, the making of such payment or the performance of such act may be completed on the next succeeding Business Day but shall be deemed to have been completed as of the required date.

Disbursing Agent.

In general, a disbursing agent is an entity designated to administratively effect the distributions to be provided under a plan of reorganization. All distributions under the Standby Plan shall be made by a Disbursing

Agent, the Company or such other entity designated by the Company as a Disbursing Agent on the Effective Date. A Disbursing Agent shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Court.

Delivery of Distributions.

Subject to Rule 9010 and except as otherwise set forth in the Standby Plan, all distributions to any holder of a Claim shall be made at the address of such holder as set forth in the books and records of the Company or its agent, unless the Company has been notified in writing of a change of address. In the event that any distribution to any holder is returned as undeliverable, the Disbursing Agent shall use reasonable efforts to determine the current address of such holder, but no distribution to such holder shall be made unless and until the Disbursing Agent has determined the then current address of such holder, at which time such distribution shall be made to such holder without interest; provided, however, that such distributions shall be deemed unclaimed property under section 347(b) of the Code at the expiration of one year from the Effective Date. After such date, all unclaimed property or interest in property shall revert to the Company, and the claim of any other holder to such property or interest in property shall be discharged and forever barred notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws to the contrary.

Manner of Payment Under the Plan.

(a) De Minimis Public Notes Claims. Distributions on account of De Minimis Public Notes Claims shall be made by the Existing Public Note Indenture Trustee in a manner to be specified in the Case.

(b) Distributions Relating to Existing Notes. The Disbursing Agent shall hold or direct distributions with respect to the Existing Notes for the benefit of the holders of all Public Notes Claims and Private Notes Claims, as applicable. On the Effective Date or as soon as practicable thereafter, the Disbursing Agent shall arrange to deliver such distributions to or on behalf of such noteholders.

(b) Other Distributions. Except as provided above, any distributions of Cash under the Standby Plan shall be made by the Disbursing Agent. At the option of the Disbursing Agent, any Cash payment will be made by a wire transfer if the creditor has provided wire transfer instructions to the Disbursing Agent at least three (3) Business Days prior to the Effective Date and, if no timely wire transfer instructions have been received from a creditor, by check, or as otherwise required or provided in applicable agreements.

Setoffs and Recoupment.

The Company may, but shall not be required to, set off against or recoup from any Claim any claims of any nature whatsoever that the Company may have against the claimant (other than any claims that the Company may have (i) under the Existing Credit Agreement or (ii) against the holders of any Existing Notes under the Note Purchase Agreements or the Existing Public Note Indenture), but neither the failure to do so nor the allowance of any Claim under the Standby Plan shall constitute a waiver or release by the Company of any claim it may have against such claimant, other than any claims that the Company may have (i) under or relating to the Existing Credit Agreement, or (ii) against the holders of any Existing Notes under or relating to the Note Purchase Agreements or the Existing Public Note Indenture, which Claims will be released by the Company upon the Effective Date.

Exemption from Securities Law.

The issuance of the New Secured Notes pursuant to the Standby Plan and any subsequent sales, resales, or transfers, or other distributions of any such securities shall be exempt from any federal or state securities laws registration requirements to the fullest extent permitted by section 1145 of the Code. See “Transfers of New Secured Notes and Securities Laws—The Standby Plan”.

Procedures for Treating Disputed Claims Under the Standby Plan:

Disputed Claims/Process.

Except with respect to Swap Claims arising from Swap Agreements that have been terminated before the Confirmation Hearing, holders of Claims and Equity Interests need not file proofs of claim with the Court and shall be subject to the Court process only to the extent provided in the Standby Plan. On and after the Effective Date, except as otherwise provided in the Standby Plan, all Claims will be paid and determined in the ordinary course of business of the reorganized Company. If the Company disputes any Claim, such dispute shall be determined, resolved or adjudicated, as the case may be, in a manner as if the Case had not been commenced, in accordance with the terms of any agreements governing, instruments evidencing, or other documents (if any) relating to such Claim and applicable non-bankruptcy rules, laws and procedures, and in a forum (judicial, arbitral or otherwise) of competent jurisdiction, and such Claim and all the Company’s defenses to such Claim shall survive the Effective Date as if the Case had not been commenced; provided, however, that the Company may elect, at its sole option, to object under section 502 of the Code to any proof of claim filed by or on behalf of a holder of a Claim.

Provisions Governing Executory Contracts and Unexpired Leases:

Assumption of Contracts and Leases.

The Company shall be deemed to have assumed each executory contract and unexpired lease to which it is a party, unless such contract or lease previously expired or terminated pursuant to its own terms, as of the Effective Date. Subject to the occurrence of the Effective Date, entry of the Confirmation Order shall constitute approval of such assumptions pursuant to section 365(a) of the Code and a finding by the Court that each such assumption is in the best interest of the Company and its estate.

Compensation and Benefit Plans and Treatment of Retiree Benefits.

Except and to the extent previously assumed by an order of the Court, on or before the Confirmation Date, all employee compensation and Benefit Plans of the Company, including Benefit Plans and programs subject to sections 1114 and 1129(a)(13) of the Code, entered into before or after the Petition Date and not since terminated, shall be deemed to be, and shall be treated as if they were, executory contracts that are to be assumed pursuant to the Standby Plan. The Company’s obligations under such plans and programs shall survive confirmation of the Standby Plan.

Conditions Precedent to the Effective Date of Standby Plan:

Conditions Precedent.

The occurrence of the Effective Date of the Standby Plan is subject to satisfaction of the following conditions precedent:

(a) The Standby Plan shall have been filed with the Bankruptcy Court no later than June 30, 2010;

(b) The Confirmation Order, the form and substance of which shall be subject to reasonable Creditor Plan Consents, shall have been entered by August 15, 2010;

(c) No material order entered in the Case shall be inconsistent with the terms of the Lock Up Agreement, unless Creditor Plan Consents are obtained;

(d) The Effective Date shall have occurred no later than August 15, 2010;

(e) The Company shall have (A) used its best efforts to obtain (i) within five (5) days after the Petition Date, an interim order from the Court and (ii) within twenty (20) days after the Petition Date, a Final Order, in each case in form and substance satisfactory to (x) the Existing Administrative Agent in its reasonable discretion, authorizing the Company to continue to pay interest, fees and expenses (including applicable Group Professional fees and expenses) to holders of Existing Credit Agreement Claims in Class 3 and (y) (i) if Class 4 votes to accept the Plan by the Threshold, holders of a majority in aggregate principal amount of Existing Private Notes Claims, in their reasonable discretion , authorizing the Company to continue to pay interest, fees and expenses (including applicable Group Professional fees and expenses) to holders of the Existing Private Notes and (ii) if Class 6 votes to accept the Plan by the Threshold, holders of a majority in aggregate principal amount of Existing Public Notes Claims, in their reasonable discretion, authorizing the Company to continue to pay interest, fees and expenses (including applicable Group Professional fees and expenses) to holders of Existing Public Notes and (iii) authorizing the Company to continue to pay the reasonable fees and expenses of the Existing Public Note Indenture Trustee, in each case, on the same terms as applicable prior to the Petition Date, and (B) made such payments to the extent authorized;

(f) Each of the conditions in the New Credit Agreement and the New Secured Note Indenture shall have been satisfied as set forth therein;

(g) On the Business Day immediately preceding the Petition Date, the Company shall pay in cash the amount of accrued and unpaid interest at the applicable default rate on each Existing Note and each Existing Loan up to, but not including, the Petition Date and all unpaid fees and expenses under the Existing Credit Agreement, the Note Purchase Agreements and the Existing Public Note Indenture;

(h) The conditions in the Lock Up Agreement that apply to the Standby Plan or otherwise relate to the restructuring contemplated thereby shall have been satisfied as set forth therein; provided that any such provisions contained in the Lock Up Agreement (in effect as of March 26, 2010 without further amendment, modification or waiver, and whether or not the Lock Up Agreement has been terminated), including any consents or approvals required or permitted by Sections 1, 2(b), 4 or 6 thereof, shall be deemed to exist for the benefit of each class of creditors that has the right to give a Creditor Plan Consent; and

(i) The aggregate amount of the cash payment payable to De Minimis Public Notes Claims does not exceed $67,000,000.

Waiver of Conditions Precedent.

Each of the conditions precedent set forth above and in the Standby Plan may be waived by the Company without any notice to other parties in interest or the Court and without a hearing; provided, however, that any waiver of any such conditions is subject to Creditor Plan Consents.

Effect of Confirmation:

Vesting of Assets.

On the Effective Date, except as otherwise provided in the Standby Plan, all property of the Company’s estate shall vest in the reorganized Company, free and clear of all Claims, Liens, encumbrances, charges and other interests except for the Liens on the Collateral granted to the Collateral Trustee. On and after the Effective Date, the Company may operate its business and may use, acquire and dispose of property without supervision or approval by the Court and free from any restrictions of the Code or the Rules, subject to the terms and conditions of the Standby Plan.

Binding Effect.

Subject to the occurrence of the Effective Date, on and after the Confirmation Date, the provisions of the Standby Plan shall be binding and inure to the benefit of the Company, any holder of a Claim against, or Equity

Interest in, the Company and such holder’s respective successors and assigns, whether or not the Claim or Equity Interest of such holder is impaired under the Standby Plan and whether or not such holder has accepted the Standby Plan.

Discharge of the Company.

Except to the extent otherwise provided in the Standby Plan, including claims under the Existing Credit Agreement, Existing Public Note Indenture and Note Purchase Agreement that, by their terms, survive the repayment of the indebtedness thereunder (“Excluded Claims”) that are not discharged in the Standby Plan, the treatment of all Claims against or Equity Interests in the Company under the Standby Plan shall be in exchange for and in complete satisfaction, discharge and release of, all Claims against or Equity Interests in the Company, in each case arising prior to the Effective Date, of any nature whatsoever, known or unknown, including, without limitation, any interest accrued or expenses incurred thereon from and after the Petition Date, or against their Estate or properties or interests in property. Except as otherwise provided in the Standby Plan, upon the Effective Date, all Claims against and Equity Interests in the Company, in each case arising prior to the Effective Date, shall be satisfied, discharged and released in full exchange for the consideration provided under the Standby Plan. Except as otherwise provided in the Standby Plan, all entities shall be precluded from asserting against the Company, the reorganized Company, or the Plan Proponents, as applicable, or their respective properties or interests in property, any other Claims based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date.

Exculpation.

The reorganized Company, the Lenders, the Existing Administrative Agent, the New Administrative Agent, the lenders under the New Credit Agreement, the Existing Public Note Indenture Trustee, the New Secured Note Trustee, the Private Notes Group, the Public Notes Group, the holders of Private Notes Claims, the Group Professionals and their respective successors, assigns, predecessors, control persons, members, officers, directors, employees, professional advisors, attorneys, partners, sub-advisors, accountants, investment bankers, managers, managing and executive directors, shareholders representatives, parent entities, subsidiaries, affiliates, agents, servants, employees, consultants, trustees, officers and other professionals retained by such Persons, shall have no liability to any holder of a Claim or Equity Interest or any other Person for any act or omission in connection with, arising out of, or relating to the negotiation of the Lock Up Agreement, the Offering Memorandum and Disclosure Statement, the New Credit Agreement, the New Secured Notes Indenture, the Standby Plan, the solicitation of votes for and the pursuit of confirmation of the Standby Plan, the consummation of the Standby Plan or the administration of the Case, the Standby Plan or the property to be distributed under the Standby Plan, or any other document related to the foregoing, except for willful misconduct or gross negligence, as determined by a final order and, in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Standby Plan.

Releases by the Company

Except for the right to enforce the Standby Plan, the reorganized Company shall, as of the Effective Date, be deemed to forever release, waive, and discharge the Existing Public Note Indenture Trustee, the New Secured Note Trustee, the holders of the Existing Notes, the Lenders, the Existing Administrative Agent, the New Administrative Agent, the Public Notes Group, the Private Notes Group, the Group Professionals, the lenders under the New Credit Agreement, the holders of Private Notes Claims and each of their respective successors, assigns, predecessors, control persons, members, officers, directors, employees, professional advisors, attorneys, partners, sub-advisors, financial advisors, accountants, investment bankers, managers, managing and executive directors, shareholders, representatives, parent entities, subsidiaries, affiliates, agents, servants, employees, consultants, trustees, officers, and other professionals, each in their representative and individual capacities, from any claims that the Company may have under the Existing Credit Agreement or against the holders of the Existing Private Notes under the Note Purchase Agreements or the Existing Public Note under the Existing Public Note Indenture.

Creditor Releases

As of the Effective Date, to the fullest extent permissible under applicable law, for consideration received, the sufficiency of which is hereby acknowledged, each holder of a Claim entitled to vote to accept or reject the Standby Plan who votes to accept the Standby Plan shall be deemed to unconditionally and forever release, waive, and discharge the Existing Public Note Indenture Trustee, the New Secured Note Trustee, the holders of the Existing Notes, the Lenders, the Existing Administrative Agent, the New Administrative Agent, the Public Notes Group, the Private Notes Group, the Group Professionals and each of their respective successors, assigns, predecessors, control persons, members, officers, directors, employees, professional advisors, attorneys, partners, sub-advisors, financial advisors, accountants, investment bankers, managers, managing and executive directors, shareholders, representatives, parent entities, subsidiaries, affiliates, agents, servants, employees, consultants, trustees, officers, and other professionals, each in their representative and individual capacities, from any prosecution or attempted prosecution of any Causes of Action or Claims that such holder of a Claim has or may have against the above-referenced parties arising under or in connection with the Existing Credit Agreement, the Note Purchase Agreements, or the Existing Public Note Indenture; provided, however, that such creditor releases shall not apply to any holder of a Claim entitled to vote to accept or reject the Standby Plan that has opted out of providing such creditor releases by checking the appropriate box on such holder’s Ballot; provided, further, that any holder that has opted out of providing the foregoing creditor releases set forth will not itself be released under such provisions of the Standby Plan.

Term of Injunctions or Stays.

(a) Except to the extent as otherwise expressly provided in the Standby Plan, including the Excluded Claims that are not discharged in the Standby Plan, all Persons or entities who have held, hold or may hold Claims against or Equity Interests in the Company or the reorganized Company arising prior to the Effective Date are permanently enjoined, from and after the Effective Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or Equity Interest against the reorganized Company, (ii) the enforcement, attachment, collection or recovery by any manner or means of any pre-Effective Date judgment, award, decree or order against the reorganized Company with respect to any such Claim or Equity Interest, (iii) creating, perfecting or enforcing any encumbrance of any kind against the reorganized Company, or against the property or interests in property of the reorganized Company, with respect to any such pre-Effective Date Claim or Equity Interest, (iv) asserting any right of setoff, subrogation or recoupment of any kind against any pre-Effective Date obligation due from the Company or the reorganized Company, or against the property or interests in property of the reorganized Company, with respect to any such pre-Effective Date Claim or Equity Interest and (v) pursuing any Claim (x) released or waived pursuant to Section 11.5 or 11.6 of the Standby Plan or (y) subject to exculpation under Section 11.4 of the Standby Plan.

(b) Unless otherwise provided, all injunctions or stays arising under or entered during the Case under sections 105 or 362 of the Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

Indemnification Obligations.

Subject to the occurrence of the Effective Date, the obligations of the Company, if applicable, as of the Petition Date to indemnify, defend, reimburse or limit the liability of directors or officers who were directors or officers of the Company, at any time prior to the Effective Date, against any claims or causes of action as provided in the Company’s certificate of incorporation, bylaws or applicable state law, shall survive confirmation of the Standby Plan, remain unaffected thereby after the Effective Date and not be discharged, irrespective of whether such indemnification, defense, reimbursement or limitation is owed in connection with an event occurring before or after the Petition Date.

Waiver of Avoidance Actions.

Effective as of the Effective Date, the Company shall be deemed to have waived the right to prosecute, and to have settled and released for fair value, any avoidance or recovery actions under sections 544, 545, 547, 548, 549, 550, 551 and 553 of the Code or other applicable law that belong to the reorganized Company and/or that the reorganized Company could have prosecuted as a debtor or debtor in possession (i) in respect of or relating to the Existing Credit Agreement, the Existing Public Note Indenture, or the Note Purchase Agreements or (ii) otherwise against the Lenders, the Existing Administrative Agent, any holder of Existing Notes, or the Existing Public Note Indenture Trustee.

Preservation of Claims.

Except as otherwise provided in the Standby Plan, as of the Effective Date, pursuant to section 1123(b)(3)(B) of the Code, any Cause of Action accruing to the Company shall become an asset of the reorganized Company, and the reorganized Company shall have the authority to commence and prosecute any such Cause of Action for the benefit of the estate. After the Effective Date, the reorganized Company shall have the authority to compromise and settle, otherwise resolve, discontinue, abandon or dismiss all such Causes of Action without the approval of the Court.

Retention of Jurisdiction:

The Court shall have exclusive jurisdiction of all matters arising out of, or related to, the Case and the Standby Plan pursuant to, and for the purposes of, sections 105(a) and 1142 of the Code and for, among other things, the following purposes:

(a) To hear and determine pending motions and/or applications for the assumption, assumption and assignment or rejection of executory contracts or unexpired leases to which the Company is a party or with respect to which the Company or the reorganized Company may be liable and the allowance, classification, priority, compromise, estimation, or payment of Claims resulting therefrom;

(b) to hear and determine any Claims under terminated Swap Agreements;

(c) To determine any motions, adversary proceeding, applications, contested matter, and other litigated matter involving the Company pending on or after the Effective Date;

(d) To ensure that distributions to holders of Claims are accomplished as provided in the Standby Plan;

(e) To allow, disallow, determine, liquidate, classify, estimate, or establish the priority or secured or unsecured status of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Expense and the resolution of any objections to the allowance or priority of Claims or Equity Interests;

(f) To enter, implement or enforce such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified, or vacated;

(g) To issue injunctions, enter and implement orders, and take such other actions as may be necessary or appropriate in aid of execution of the Standby Plan or to restrain interference by any Person with the consummation, implementation, or enforcement of the Standby Plan, the Confirmation Order, or any other order of the Court;

(h) To hear and determine any application to modify the Standby Plan in accordance with section 1127 of the Code, to remedy any defect or omission or reconcile any inconsistency in the Standby Plan, the Offering Memorandum and Disclosure Statement, or any order of the Court, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof;

(i) To hear and determine all applications of retained professionals under sections 330, 331, and 503(b) of the Code for awards of compensation for services rendered and reimbursement of expenses incurred prior to the Confirmation Date;

(j) To hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Standby Plan, the Confirmation Order, any transactions or payments contemplated hereby, or any agreement, instrument, or other document governing or relating to any of the foregoing;

(k) To take any action and issue such orders as may be necessary to construe, enforce, implement, execute, and consummate the Standby Plan or to maintain the integrity of the Standby Plan following consummation;

(l) To hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Code (including any requests for expedited determinations under section 505(b) of the Code);

(m) To hear and determine any other matters related hereto and not inconsistent with the Code or title 28 of the United States Code;

(n) To hear and determine any rights, Claims, or causes of action held by or accruing to the Company pursuant to the Confirmation Order, the Code, or any federal statute or legal theory;

(o) To hear and determine all disputes involving the existence, scope, and nature of the discharges granted under the Standby Plan;

(p) To hear and determine all disputes involving or in any manner implicating the exculpation provisions granted under the Standby Plan;

(q) To enforce all orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered into in connection with the Case; and

(r) To enter a final decree closing the Case.

Miscellaneous Provisions:

Payment of Statutory Fees.

All fees payable under section 1930 of chapter 123 of title 28 of the United States Code shall be paid on the Effective Date and thereafter as may be required.

Standby Plan Amendments.

The Standby Plan may be amended, modified, or supplemented by the Company or the reorganized Company in the manner provided for by section 1127 of the Code or as otherwise permitted by law without additional disclosure pursuant to section 1125 of the Code; provided, however, that the Company or the reorganized Company shall not amend or modify the Standby Plan without Creditor Plan Consents. Prior to the Effective Date, the Company may make appropriate technical adjustments and modifications to the Standby Plan without further order or approval of the Court. Holders of Claims that have accepted the Standby Plan shall be deemed to have accepted the Standby Plan, as amended, modified, or supplemented, if the proposed amendment, modification, or supplement does not materially and adversely change the treatment of the Claim of such holder; provided, however, that any holders of Claims who were deemed to accept the Standby Plan because such Claims were unimpaired shall continue to be deemed to accept the Standby Plan only if, after giving effect to such amendment, modification, or supplement, such Claims continue to be unimpaired.

Section 1125(e) of the Code.

As of the Confirmation Date, the reorganized Company shall be deemed to have solicited acceptances of the Standby Plan in good faith and in compliance with the applicable provisions of the Code. The Company (and its respective successors, predecessors, control persons, members, affiliates, agents, directors, officers, employees, investment bankers, financial advisors, accountants, attorneys and other professionals), the Lenders, the Existing Administrative Agent, the New Administrative Agent, the Existing Public Note Indenture Trustee, the New Secured Note Trustee, the Private Notes Group, the Public Notes Group and the Group Professionals (and each of their respective successors, assigns, predecessors, control persons, members, officers, directors, employees, professional advisors, attorneys, partners, sub-advisors, financial advisors, accountants, investment bankers, managers, managing and executive directors, shareholders, representatives, parent entities, subsidiaries, affiliates, agents, servants, employees, consultants, trustees, officers, and other professionals, each in their representative and individual capacities) have participated in good faith and in compliance with the applicable provisions of the Code in the offer and issuance of the securities under the Standby Plan. Accordingly, such entities and individuals shall not be liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Standby Plan or the offer and issuance of the securities under the Standby Plan.

Compliance with Tax Requirements.

In connection with the Standby Plan and all instruments issued in connection herewith and distributed hereunder, any party issuing any instruments or making any distribution under the Standby Plan shall comply with all applicable withholding and reporting requirements imposed by any federal, state or local taxing authority and all distributions under the Standby Plan shall be subject to any withholding or reporting requirements. Notwithstanding the above, each holder of a Claim that is to receive a distribution under the Standby Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution. Any party issuing any instruments or making any distribution under the Standby Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or distributing party for payment of any such tax obligations.

Section 1145 Exemption.

Pursuant to section 1145(a) of the Code, the New Secured Notes issued under the Standby Plan shall be exempt from registration under section 5 of the Securities Act and may be resold by holders thereof without registration, unless the holder is an “underwriter” (as defined in section 1145(b)(1) of the Code) with respect to such securities, in each case, subject to the terms thereof, and applicable securities laws.

Exemption from Transfer Taxes.

Pursuant to section 1146(a) of the Code, the issuance, transfer or exchange of notes or equity securities under or in connection with the Standby Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Standby Plan, including, without limitation, any merger agreements or agreements of consolidation, deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Standby Plan shall not be subject to any stamp, real estate transfer, mortgage recording or other similar tax.

Request for Expedited Tax Determination.

The Company may request an expedited determination of taxes under 505(b) of the Code for all returns filed for, or on behalf of, the Company for any and all taxable periods ending after the Petition Date through, and including, the Effective Date.

Severability of Standby Plan Provisions.

In the event that, prior to entry of the Confirmation Order, any term or provision of the Standby Plan is held by the Court to be invalid, void or unenforceable, the Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted unless such clarification or interpretation has an adverse effect on the holders of Class 3, Class 4 or Class 6 Claims, in which case, the Company shall obtain the Creditor Plan Consents of the affected Class or Classes. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Standby Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Standby Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable in accordance with its terms.

Governing Law.

Except to the extent that the Code or other federal law is applicable, or to the extent an Exhibit to the Standby Plan or this Offering Memorandum and Disclosure Statement provides otherwise (in which case the governing law specified therein shall be applicable to such Exhibit), the rights, duties and obligations arising under the Standby Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflict of laws that would require application of the laws of another jurisdiction.

No Admissions.

If the Effective Date does not occur, the Standby Plan shall be null and void in all respects, and nothing contained in the Standby Plan shall (a) constitute a waiver or release of any claims by or against, or any equity interests in, the Company, (b) prejudice in any manner the rights of the Company or any other party in interest or (c) constitute an admission of any sort by the Company or other party in interest, including the holders of the Existing Loans and the Existing Notes.

CONFIRMATION OF STANDBY PLAN

Confirmation Hearing

Section 1128(a) of the Code requires the Court, after notice, to hold a hearing on confirmation of a plan. As promptly as practicable after the commencement by the Company of the Case, the Company will request that the Court schedule a confirmation hearing. Notice of the confirmation hearing will be provided to all known creditors and equity holders or their representatives. The confirmation hearing may be adjourned from time to time by the Court without further notice except for an announcement of the adjourned date made at the confirmation hearing or any subsequent adjourned confirmation hearing. Section 1128(b) of the Code provides that any party in interest may object to confirmation of a plan. Any objection to confirmation of the Standby Plan must be in writing, must conform to the Rules, must set forth the name of the objectant, the nature and amount of claims or equity interests held or asserted by the objectant against the Company’s estate or property and the basis for the objection and the specific grounds therefor, and must be filed with the Court, together with proof of service thereof, and served upon (1) Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, N.Y. 10153, Attn: Debra Dandeneau and Christopher Aidun, (2) Simpson Thacher & Bartlett LLP, 425 Lexington Ave., New York, New York, 10017, Attn: James T. Knight and Kathrine A. McLendon, (3) Akin Gump Strauss Hauer & Feld LLP, 2029 Century Park East, Suite 2400, Los Angeles, CA 90067, Attn: David P. Simonds and Christina M. Padien, (4) Milbank, Tweed, Hadley & McCloy LLP, 601 S. Figueroa St., Los Angeles, CA 90017, Attn: Mark Shinderman and Neil J Wertlieb, (5) the United States Trustee for the District of Delaware, (6) the attorneys for any official committee of unsecured Creditors that may be appointed for the Standby Plan and

(7) such other parties as the Court may order, so as to be received no later than the date and time designated in the notice of the confirmation hearing. Objections to confirmation of the Standby Plan are governed by Rule 9014.

UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE COURT.

Requirements for Confirmation of the Standby Plan

Consensual Confirmation

At the confirmation hearing, the Court will determine whether the following confirmation requirements, among others, specified in section 1129 of the Code have been satisfied:

(1) The Standby Plan complies with the applicable provisions of the Code;

(2) The Company has complied with the applicable provisions of the Code;

(3) The Standby Plan has been proposed in good faith and not by any means proscribed by law;

(4) Any payment made or promised by the Company or by a person issuing securities or acquiring property under the Standby Plan for services or for costs and expenses in, or in connection with, the Case, or in connection with the Standby Plan and incident to the Case, has been disclosed to the Court, and any such payment made before confirmation of the Standby Plan is reasonable, or if such payment is to be fixed after confirmation of the Standby Plan, such payment is subject to the approval of the Court as reasonable;

(5) The Company has disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Standby Plan, as a director, officer or voting trustee of the Company, an affiliate of the Company participating in the Standby Plan with the Company or a successor to the Company under the Standby Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity holders and with public policy, and the Company has disclosed the identity of any insider that will be employed or retained by the Company, and the nature of any compensation for such insider;

(6) With respect to each class of claims or equity interests, each holder of an impaired claim or impaired equity interest either has accepted the Standby Plan or will receive or retain under the Standby Plan on account of such holder’s claim or equity interest, property of a value, as of the Effective Date of the Standby Plan, that is not less than the amount such holder would receive or retain if the Company was liquidated on the Effective Date under chapter 7 of the Code. See discussion of “Best Interests Test” under “Liquidation Analysis”;

(7) Except to the extent the Standby Plan meets the “Non-Consensual Confirmation” standards discussed below, each class of Claims or Equity interests has either accepted the Standby Plan or is not impaired under the Standby Plan;

(8) Except to the extent that the holder of a particular claim has agreed to a different treatment of such claim, the Standby Plan provides that administrative expenses and priority claims other than priority tax claims will be paid in full on the effective date and that priority tax claims will receive on account of such claims deferred cash payments, over a period not exceeding five years after the date of assessment of such claims, of a value, as of the Effective Date, equal to the allowed amount of such claims with interest from the Effective Date;

(9) At least one class of impaired claims has accepted the Standby Plan, determined without including any acceptance of the Standby Plan by any insider holding a claim in such class; and

(10) Confirmation of the Standby Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Company or any successor to the Company under the Standby Plan, unless such liquidation or reorganization is proposed in the Standby Plan. See discussion of “Feasibility” under “Projections of Certain Financial Information for Restructuring”.

The Company believes that each of the foregoing elements will be satisfied.

Non-Consensual Confirmation

The Code permits the Court to confirm a plan of reorganization over the dissent of any class of claims or equity interests as long as the standards in section 1129(b) of the Code are met. This power to confirm a plan over dissenting classes—often referred to as a “cramdown”—is an important part of the reorganization process. It assures that no single group (or multiple groups) of claims or equity interests can block a restructuring that otherwise meets the requirements of the Code and is in the interests of the other constituents in the case.

The Court may confirm the Standby Plan over the rejection or deemed rejection of the Standby Plan by a class of claims or equity interests if the Standby Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such class.

No Unfair Discrimination. This test applies to classes of claims or equity interests that are of equal priority and are receiving different treatment under a plan of reorganization. The test does not require that the treatment be the same or equivalent but that such treatment be “fair.”

Fair and Equitable Test. This test applies to classes of different priority (e.g., unsecured versus secured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class. As to the dissenting class, the test sets different standards, depending on the type of claims or equity interests in such class.

Secured Claims. Each holder of an impaired secured claim either (i) retains its liens on the property (or if sold, on the proceeds thereof) to the extent of the allowed amount of its secured claim and receives deferred Cash payments having a value, as of the consummation date of the plan, of at least the allowed amount of such claim or (ii) receives the “indubitable equivalent” of its allowed secured claim.

Unsecured Claims. Either (i) each holder of an impaired unsecured claim receives or retains under the plan property of a value equal to the amount of its allowed unsecured claim or (ii) the holders of claims and equity interests that are junior to the claims of the dissenting class will not receive or retain any property under the plan of reorganization.

Equity Interests. Either (i) each equity interest holder will receive or retain under the plan of reorganization property of a value equal to the greater of (a) the fixed liquidation preference or redemption price, if any, of such stock and (b) the value of the stock or (ii) the holders of equity interests that are junior to the equity interests of the dissenting class will not receive or retain any property under the plan of reorganization.

The only impaired classes that may reject the Standby Plan are Class 3 (Existing Credit Agreement Claims), Class 4 (Private Notes Claims), Class 6 (Public Notes Claims), and Class 7 (Swap Claims). All other classes are unimpaired.

If any impaired Class of Claims entitled to vote shall not accept the Plan by the requisite majorities provided in section 1126(c) or section 1126(d) of the Code, the Company reserves the right, with the Creditor Plan Consents, to amend the Standby Plan as provided therein or to undertake to have the Court confirm the Standby Plan under section 1129(b) of the Code or both. The Company believes that the treatment provided to the holders of the impaired claims under the Standby Plan satisfies the cramdown requirements of section 1129(b).

The Company has retained Miller Buckfire as its restructuring advisor. In connection with such retention, the restructuring advisor has, among other things, provided advice to the Company on the appropriate rate of interest to provide to the holders of impaired claims to satisfy the cramdown standard of section 1129(b). If expert testimony is required in connection with a litigation over such issue, the restructuring advisor will provide such expert testimony.

PROJECTIONS OF CERTAIN FINANCIAL INFORMATION FOR THE RESTRUCTURING TRANSACTIONS

The projections and other financial information contained in this section constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Feasibility

As a condition to confirmation of a plan, the Code requires, among other things, that the Court determine that confirmation is not likely to be followed by the liquidation or the need for further financial reorganization of the debtor. In connection with the development of the Standby Plan, and for purposes of determining whether the Standby Plan satisfies this feasibility standard, management of the Company and the Company’s professionals have analyzed the ability of the Company to meet its financial obligations under the Standby Plan and retain sufficient liquidity and capital resources to conduct its businesses assuming the consummation of the Restructuring Transactions.

The Company’s management also has developed the Company’s business plan and prepared certain projections of the Company’s operating profit, cash flow and certain other items for the fiscal years 2010 through 2013 (the “Projection Period”). Such projections, summarized below, have been adjusted to reflect the terms of a possible restructuring through a Court-supervised process, and should be read in conjunction with the “Risk Factors” set forth in this Offering Memorandum and Disclosure Statement, the assumptions, qualifications and footnotes to the tables contained in the Projections set forth herein, the historical consolidated financial information (including the notes and schedules thereto) and the other information set forth in Company’s public filings, the full texts of which are incorporated herein by reference, and certain subsequent events and additional assumptions, including those set forth below (as adjusted, the “Projections”). The Projections were prepared in good faith based upon assumptions believed to be reasonable and applied in a manner consistent with past practice.

THE COMPANY DOES NOT, AS A MATTER OF COURSE, PUBLISH ITS BUSINESS PLANS, BUDGETS OR STRATEGIES OR DISCLOSE PROJECTIONS OR FORECASTS OF ITS ANTICIPATED FINANCIAL POSITIONS OR RESULTS OF OPERATIONS. ACCORDINGLY, THE COMPANY DOES NOT ANTICIPATE THAT IT WILL, AND DISCLAIMS ANY OBLIGATION TO, FURNISH UPDATED BUSINESS PLANS, BUDGETS, STRATEGIES, PROJECTIONS OR FORECASTS OF ITS ANTICIPATED FINANCIAL POSITIONS OR RESULTS OF OPERATIONS TO CREDITORS OR EQUITYHOLDERS PRIOR TO THE EFFECTIVE DATE OF ANY PLAN OF REORGANIZATION OR TO INCLUDE SUCH INFORMATION IN DOCUMENTS REQUIRED TO BE FILED WITH THE SEC OR OTHERWISE MAKE SUCH INFORMATION PUBLICLY AVAILABLE.

THE FOLLOWING PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH PUBLISHED RULES OF THE SEC OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS. THE PROSPECTIVE FINANCIAL INFORMATION INCLUDED IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT HAS BEEN PREPARED BY, AND IS THE RESPONSIBILITY OF, THE COMPANY. THE COMPANY BELIEVES THAT THE FOLLOWING PROJECTIONS HAVE BEEN PREPARED ON A REASONABLE BASIS, REFLECTING THE ASSUMPTIONS DESCRIBED BELOW. HOWEVER, BECAUSE THIS INFORMATION IS HIGHLY SUBJECTIVE, IT SHOULD NOT BE RELIED ON AS INDICATIVE OF FUTURE RESULTS. ERNST & YOUNG LLP HAS NEITHER EXAMINED, COMPILED NOR PERFORMED ANY PROCEDURES WITH RESPECT TO THE PROSPECTIVE FINANCIAL INFORMATION CONTAINED IN THIS SECTION OF THE OFFERING MEMORANDUM AND DISCLOSURE STATEMENT AND, ACCORDINGLY, ERNST & YOUNG LLP DOES NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY. ERNST & YOUNG LLP ASSUMES NO RESPONSIBILITY FOR AND DENIES ANY ASSOCIATION WITH THE

PROSPECTIVE FINANCIAL INFORMATION. THE ERNST & YOUNG LLP REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AS OF DECEMBER 31, 2009, INCORPORATED BY REFERENCE IN THIS OFFERING MEMORANDUM AND DISCLOSURE STATEMENT, REFERS EXCLUSIVELY TO THE COMPANY’S HISTORICAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2009. ERNST & YOUNG LLP REPORT DOES NOT COVER ANY OTHER INFORMATION IN THIS OFFERING DOCUMENT AND SHOULD NOT BE READ TO DO SO.

Summary of Significant Assumptions

The Projections are based on the assumptions below and include assumptions with respect to the future performance of the Company, the performance of the industry, competition in the markets in which the Company will operate, general business and economic conditions and other matters, many of which are beyond the control of management. Therefore, while the Projections are necessarily presented with numerical specificity, the actual results achieved during the Projection Period will vary from the Projections, and could vary substantially. No representation can be or is being made with respect to the ability of the Company to achieve the Projections. While management believes that the assumptions underlying the Projections are reasonable in light of current circumstances and the information available, holders of claims and interests must make their own determinations as to the reasonableness of the assumptions and the reliability of the Projections in deciding whether to vote to accept the proposed Standby Plan. There can be no assurance that the Company will implement the assumptions set forth herein or achieve these Projections.

Additional information concerning the assumptions underlying the Projections is as follows:

General Economic Conditions. The Projections take into account the current economic environment, which has negatively impacted the Company. The Projections assume that the general weakness in economic activity will continue to affect the Company’s near term financial performance.

Appreciation and Depreciation. The Projections assume no appreciation or depreciation in the Company’s investment assets, including assets projected to be sold.

Debt Assets Non-Accrual. The Projections assume no increase in the level of non-accruing debt assets.

General Operating Assumptions. The Company has two primary lines of business: investing and asset management (including advisory). The Company derives the majority of its operating income from its investing business, in which it invests in senior and subordinated debt and equity of middle market companies and structured products. In addition to managing the Company’s assets and providing advisory services to portfolio companies of the Company, the Company manages European Capital Limited, American Capital Agency Corp., American Capital Equity I, LLC, American Capital Equity II, LP, ACAS CLO 2007- 1, Ltd. and American Capital CRE CDO 2007- 1, Ltd. Through the Company’s asset management (including advisory) business, the Company earns advisory fees from its portfolio companies, management fees from externally-managed funds and may earn incentive income based on the performance of certain externally-managed funds.

Raising Capital. The Projections assume that the Company does not raise any additional capital for investing or for reducing its existing debt and that it does not raise any new managed funds. The Projections also assume that cash flows generated by operating activities, realizations from asset sales, scheduled portfolio amortizations and portfolio prepayments are used to support the Company’s existing portfolio, make investments in new portfolio companies, meet scheduled amortization requirements on Company debt or prepay Company debt obligations.

Net Operating Income. Net operating income is primarily the interest, dividends and prepayment fees earned from investing in debt and equity securities and the fees that the Company earns from portfolio company advisory, asset management, financing and transaction structuring activities, less operating expenses and provision for income taxes.

Interest and Dividend Income. The Projections assume that interest and dividend income decline as the Company executes sales of debt and equity assets. The decline in interest income will be partially offset by a projected increase in LIBOR. The Company projects to begin originating new investments from capital received from exited investments during the Projection Period.

Fee Income. Fee income earned from the Company’s asset management (including advisory) business is calculated based on the amount of assets managed and the number of portfolio companies to which the Company provides advisory services.

Operating Expenses. The Company has executed significant expense reductions and the Projections incorporate continued rationalization of operating expenses. A significant portion of the Company’s interest expense relates to the expense associated with the new secured debt (“Secured Obligations”) resulting from the Standby Plan. Interest expense is expected to decline over the Projection Period as the Company reduces its debt obligations and pays lower interest rates on the Secured Obligations as set forth in this Offering Memorandum and Disclosure Statement.

Income Taxes. The Projections assume that the Company will continue to qualify to be taxed as a regulated investment company or “RIC” under Subchapter M of the Internal Revenue Code. In order to qualify as a RIC, the Company must annually distribute in a timely manner to its shareholders at least 90% of its taxable ordinary income. A RIC is not subject to federal income tax on the portion of its ordinary income and long- term capital gains that are distributed to its shareholders. The Projections assume that the Company will satisfy the 90% distribution requirement through dividends paid to its shareholders and satisfy other requirements to remain a RIC.

Net realized gain (loss) on investments. Net realized gain (loss) on investments reflects the difference between the exit proceeds of an investment and the cost at which the investment was carried on the Company’s consolidated balance sheets at the time of the sale. The Projections assume that the assets projected to be sold by the Company are sold throughout the Projection Period at prices equivalent to the fair value of its assets as of December 31, 2009. These exits will generate corresponding realized gains or losses depending on the portfolio investments sold.

Net Unrealized Appreciation/(Depreciation) of Assets. Net unrealized appreciation (depreciation) of investments is the net change in the estimated fair value of the Company’s portfolio investments and of the Company’s interest rate derivatives at the end of a period compared with their estimated fair values at the beginning of the period or their stated costs, as appropriate. The Projections assume no appreciation or depreciation in the forecast period of the Company’s portfolio investments other than in connection with projected asset sales whereby GAAP requires the reversal of prior period unrealized depreciation (appreciation).

ACAS Business Loan Trusts. ACAS Business Loan Trusts (the “BLTs”) are indirect consolidated subsidiaries of the Company, which were created concurrent with previous asset securitization transactions involving the sale of a portion of the Company’s investment assets to the BLTs. The liabilities, including debt liabilities, of the Company’s BLTs are non-recourse to the Company. The Company owns lower tranche classes of notes and retained equity in the BLTs from which the Company expects to receive cash flows during the Projection Period, as secured debt in the trusts is repaid.

Prepayments of Secured Obligations. In accordance with the requirements set forth in this Offering Memorandum and Disclosure Statement, the Projections assume that the Company will satisfy all the amortization requirements through the payment at the close of the Restructuring, sale of assets and from cash flows generated from operations.

Dividends. In accordance with the qualifications necessary to remain a RIC, the Projections assume that the Company distributes at least 90% of its taxable ordinary income through dividends to its shareholders. In addition, the Projections assume that the existing IRS approval to distribute the Company’s stock as a portion of the required dividend continues in 2010 and 2011, and that the Company, in fact, pays 90% of its dividends in 2010 and 2011 in stock. The Projections assume that the 2012 and 2013 dividends are paid in cash.

Standby Plan Terms and Consummation. The Projections assume a Consummation Date of June 30, 2010, with allowed claims and equity interests treated in accordance with the treatment provided in the Standby Plan with respect to such allowed claims and equity interests. It is assumed that the ownership interest of existing shareholders will remain unchanged as a result of the Restructuring. If the Consummation Date does not occur by June 30, 2010, additional bankruptcy expenses will be incurred until such time as a plan of reorganization is confirmed. These expenses could significantly impact the Company’s results of operations and cash flows.

Key Accounting Assumptions. The Projections assume that as a consequence of the Restructuring, the Company will not be required to apply fresh start accounting. It is assumed that the equity value prior to the confirmation of the Standby Plan will remain unchanged as a result of the Restructuring. No formal valuation has been prepared beyond the investment asset values forecast in the Projections for June 30, 2010.

Projections

The Projections set forth below have been prepared based on assuming a Consummation Date of June 30, 2010. The Company’s Estimated Consolidated Balance Sheet as of June 30, 2010 set forth below presents: (a) the estimated pre-restructuring financial position as of June 30, 2010; (b) restructuring adjustments; and (c) the estimated post-restructuring consolidated financial position of American Capital after giving effect to the Restructuring Transactions, as of June 30, 2010. The Balance Sheet Adjustments set forth in the columns captioned “Restructuring Adjustments,” reflect the assumed effects of confirmation of the Standby Plan.

The Company’s Consolidated Financial Statements, including Estimated Consolidated Balance Sheet Adjustments, Projected Consolidated Summary of Statement of Income Data, Projected Consolidated Summary Balance Sheet Data and Projected Consolidated Summary of Cash Flow Data for the Projection Period set forth on the following pages, present the estimated consolidated position of the Company after giving effect to confirmation of the Standby Plan and the consummation of the transactions contemplated herein, as of the end of each fiscal year in the Projection Period.

	Estimated Consolidated Balance Sheet Adjustments
	Pre-Restructuring June 30, 2010	Restructuring Adjustments		Post-Restructuring June 30, 2010
Assets
Investment Assets at Fair Value(1)	$5,085,806,575	—		$5,085,806,575
Cash & Cash Equivalents	1,396,094,912	(1,063,991,991	)(2)	332,102,921
Other Assets	373,337,857	33,000,000		406,337,857

Total Assets	$6,855,239,344	$(1,030,991,991)		$5,824,247,354

Liabilities
Total Debt(3)	$3,959,906,885	$(960,000,000)		$2,999,906,885
Other Liabilities	221,620,587	(62,991,991)		158,628,596

Total liabilities	$4,181,527,472	$(1,022,991,991)		$3,158,535,481

Shareholders’ Equity
Total Shareholders’ Equity	$2,673,711,872	$(8,000,000)		$2,665,711,872

Total Liabilities and Shareholders’ Equity	$6,855,239,344	$(1,030,991,991)		$5,824,247,354

(1)	Assumes no appreciation or depreciation in investment assets from December 31, 2009.
(2)	Represents closing payment of $960 million paid to creditors at closing, payment of accrued interest, closing fees and other transaction fees.
(3)	Includes ACAS Business Loan Trust securitization debt and Secured Obligations.

	Projected Consolidated Summary of Statement of Income Data
	2010	2011	2012	2013
Operating Income
Interest & Dividend Income	$517,151,791	$474,270,847	$444,999,814	$423,862,571
Total Fees	38,840,714	31,409,447	34,631,000	32,474,950

Total Operating Income	$555,992,504	$505,680,293	$479,630,814	$456,337,521

Operating Expenses
Interest	196,953,498	142,779,007	129,187,498	87,247,452
SG&A	221,207,936	195,723,323	202,035,199	207,730,214

Total Operating Expenses	$418,161,434	$338,502,330	$331,222,696	$294,977,666

Operating Income Before Taxes	$137,831,070	$167,177,963	$148,408,117	$161,359,855
Provision (benefit) for income taxes	—	—	—	—

Net Operating Income	$137,831,070	$167,177,963	$148,408,117	$161,359,855
Net Realized Gain on Investments(1)	$(191,160,233)	$(64,797,387)	$(151,780,594)	$(291,813,752)

Net Realized Earnings	$(53,329,164)	$102,380,577	$(3,372,477)	$(130,453,897)
Net Unrealized (Depreciation) Appreciation(1)	$128,419,903	$16,265,339	$135,385,762	$278,788,262

Net Increase (Decrease) In Net Assets From Operations (“Earnings”)	$75,090,739	$118,645,916	$132,013,285	$148,334,365

(1)	Assumes no appreciation or depreciation in investment assets from December 31, 2009.

	Projected Consolidated Summary Balance Sheet Data
	2010	2011	2012	2013
Assets
Investment Assets at Fair Value(1)	$5,122,446,674	$4,286,503,223	$3,924,623,045	$3,340,073,142
Cash & Cash Equivalents	283,963,097	357,313,149	220,534,548	104,088,951
Other Assets	165,266,968	294,874,648	181,921,125	47,016,222

Total Assets	$5,571,676,738	$4,938,691,020	$4,327,078,717	$3,491,178,315

Liabilities
Total Debt(2)	$2,666,453,357	$1,907,959,134	$1,307,166,760	$499,358,969
Other Liabilities	$162,249,169	$148,491,881	$149,289,601	$138,127,207

Total liabilities	$2,828,702,527	$2,056,451,015	$1,456,456,361	$637,486,176

Shareholders’ Equity
Total Shareholders’ Equity	$2,742,974,212	$2,882,240,006	$2,870,622,356	$2,853,692,139

Total Liabilities and Shareholders’ Equity	$5,571,676,738	$4,938,691,020	$4,327,078,717	$3,491,178,315

(1)	Assumes no appreciation or depreciation in investment assets from December 31, 2009.
(2)	Includes ACAS Business Loan Trust securitization debt and Secured Obligations.

	Projected Consolidated Summary Statement of Cash Flow Data
	2010	2011	2012	2013
Cash Flow from Operating Activities	$582,898,400	$976,796,691	$611,597,518	$849,618,249
Cash Flow from Financing Activities	(1,133,935,303)	(903,446,638)	(748,376,119)	(966,063,846)

Net Increase/(Decrease) in Cash	$(551,036,903)	$73,350,052	$(136,778,602)	$(116,445,597)

Beginning of Period Cash	$835,000,000	$283,963,097	$357,313,149	$220,534,548
Net Increase/(Decrease) in Cash	(551,036,903)	73,350,052	(136,778,602)	(116,445,597)

End of Period Cash	$283,963,097	$357,313,149	$220,534,548	$104,088,951

LIQUIDATION ANALYSIS

Section 1129(a)(7) of the Code provides that the Court may not confirm a plan of reorganization unless the plan provides each holder of a claim or interest who does not otherwise vote in favor of the plan with property of a value, as of the effective date of the plan, that is not less than the amount that such holder would receive or retain if the Company was liquidated under chapter 7 of the Code. THE COMPANY’S LIQUIDATION ANALYSIS IS AN ESTIMATE OF THE PROCEEDS THAT MAY BE GENERATED AS A RESULT OF A HYPOTHETICAL LIQUIDATION OF THE COMPANY’S ASSETS UNDER CHAPTER 7. THIS HYPOTHETICAL ANALYSIS IS NOT INDICATIVE OF THE VALUE OF THE COMPANY’S ONGOING OPERATIONS.

Overview of Liquidation Analysis

The first step in determining whether the test under Section 1129(a)(7) has been met is to determine the estimated amount of net cash proceeds that would be generated from the liquidation of the Company’s assets and properties in the context of the chapter 7 liquidation case. The gross cash available to the holders of claims or interests would be the sum of (i) the proceeds from the disposition of the Company’s assets through the liquidation proceedings and (ii) the cash held by the Company at the time of the commencement of the chapter 7 case. This gross cash would be reduced by the amount of any claims secured by the debtor’s assets, the costs and expenses of the liquidation, and additional administrative expenses that could result from the termination of the Company’s businesses and the use of chapter 7 for the purposes of liquidation. Any remaining cash would be allocated to claims and interests in strict priority in accordance with Section 726 of the Code.

A summary of the assumptions used by the Company in preparing this liquidation analysis follows.

Estimate of Net Proceeds

The Company estimated the cash proceeds that could be realized from a liquidation of the Company’s assets. The chapter 7 liquidation is assumed to commence on June 30, 2010 and to last twelve months.

Recoveries to creditors are presented on an undiscounted basis. For purposes of the analysis, the Company estimated recoveries using asset values disclosed in the latest 10-K as of December 31, 2009 with certain pro forma adjustments. There can be no assurance that a liquidation would be completed in a limited time frame, nor is there any assurance that the recoveries assigned to the assets would in fact be realized. Under Section 704 of the Code, an appointed trustee must, among other duties, collect and convert the property of the estate as expeditiously (generally at distressed prices) as is compatible with the best interests of the parties-in-interest. The liquidation analysis assumes that there would be pressure to complete the asset sale processes within twelve months.

Estimate of Costs

The cost of the Company’s liquidation under chapter 7 would include fees payable to a chapter 7 trustee, as well as those which might be payable to attorneys and other professionals that such a trustee may engage. Further, costs of liquidation would include any obligations and unpaid expenses incurred by the Company until conclusion of the chapter 7 case. Additional Claims would arise by reason of the breach or rejection of obligations incurred under executory contracts, or leases entered into by the Company. It is possible that in a chapter 7 case, the wind-down expenses may be greater or less than the estimated amount. Such expenses are in part dependent on the length of time of the liquidation.

Distribution of Net Proceeds under Absolute Priority

The costs, expenses, fees and such other Claims that may arise and constitute necessary costs and expenses in a liquidation case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to General Unsecured Claims. Under the absolute priority rule, no junior creditor would receive any distribution until all senior creditors are paid in full. The Company believes that in the chapter 7 case, general unsecured creditors of the Company may receive a recovery within the range of 57% to 96%.

After consideration of the effects that a chapter 7 liquidation would have on the proceeds available for distribution to creditors, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in a bankruptcy and professional advisors to such trustee, (ii) an erosion of the value of the Company’s assets due to the expeditious liquidation required under chapter 7 and the forced sale atmosphere that would likely prevail, and (iii) the substantial increase in claims that would need to be satisfied on a priority basis, THE COMPANY HAS DETERMINED, AS SUMMARIZED ON THE FOLLOWING TABLES, THAT CONFIRMATION OF THE STANDBY PLAN WILL PROVIDE ALL HOLDERS CLAIMS AND INTERESTS WITH A RECOVERY EQUAL TO OR GREATER THAN THEY WOULD RECEIVE PURSUANT TO A LIQUIDATION OF THE COMPANY UNDER CHAPTER 7 OF THE CODE.

Underlying the liquidation analysis are a number of estimates and assumptions, which are inherently subject to significant economic, competitive and operational uncertainties and contingencies beyond the control of the Company or a chapter 7 trustee. In addition, various liquidation decisions upon which certain assumptions are based are subject to change. Therefore, there can be no assurance that the assumptions and estimates employed in determining the liquidation values of the assets will result in an accurate estimate of the proceeds that would be realized if the Company were to undergo an actual liquidation. The actual amounts of claims against the estate could vary significantly from the estimate set forth herein, depending on the claims asserted during the pendency of the chapter 7 case. Moreover, this liquidation analysis does not include liabilities that could arise as a result of litigation, new tax assessments, or other potential claims. This analysis also does not include potential recoveries from avoidance actions. No value was assigned to additional proceeds that could result from the sale of certain items with intangible value. Therefore, the actual liquidation value of the Company could vary materially from the estimates provided herein.

THE LIQUIDATION ANALYSIS SET FORTH HEREIN IS BASED ON THE VALUE OF COMPANY’S ASSETS ON DECEMBER 31, 2009, WITH CERTAIN PRO FORMA ADJUSTMENTS. TO THE EXTENT THAT OPERATIONS THROUGH SUCH DATE WERE DIFFERENT THAN ESTIMATED, THE ASSET VALUES MAY CHANGE. ERNST & YOUNG LLP, THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY, HAS NOT EXAMINED, COMPILED OR OTHERWISE APPLIED PROCEDURES TO THESE VALUES AND, CONSEQUENTLY, DOES NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE VALUES IN THE LIQUIDATION ANALYSIS.

	12/31/09(1)	% Recovery			Liquidation Proceeds
Assets	Balance(2)	Low	Mid	High	Low	Mid	High
American Capital, Ltd. (“ACAS”) Unencumbered Assets Cash	$835.0	100.0%	100.0%	100.0%	$835.0	$835.0	$835.0
Unencumbered Investment Assets
Debt Investments
Senior Debt(3)	715.2	30.0%	50.0%	70.0%	214.6	357.6	500.6
Revolving LOC	181.1	30.0%	50.0%	70.0%	54.3	90.5	126.7
Subordinated Debt	762.7	20.0%	40.0%	60.0%	152.5	305.1	457.6
CMBS	51.1	30.0%	50.0%	70.0%	15.3	25.5	35.8
CDO/CLO	9.3	30.0%	50.0%	70.0%	2.8	4.7	6.5
Equity Investments
Equity	1,678.7	10.0%	17.5%	25.0%	167.9	293.8	419.7
CMBS Equity	1.0	30.0%	50.0%	70.0%	0.3	0.5	0.7
CDO/CLO Equity	106.1	30.0%	50.0%	70.0%	31.8	53.0	74.3
Derivative Agreements(4)	—	100.0%	100.0%	100.0%	—	—	—
Interest Receivable	38.0	50.0%	75.0%	100.0%	19.0	28.5	38.0
Other Assets	127.0	50.0%	75.0%	100.0%	63.5	95.3	127.0

Total ACAS Unencumbered Assets	$4,505.0				$1,557.0	$2,089.4	$2,621.9
ACAS Business Loan Trust (“BLT”) Residual Interests(5)
ACAS BLT Entities
2004-1	$90.0	1.0%	5.5%	10.0%	$0.9	$5.0	$9.0
2005-1	170.0	1.0%	5.5%	10.0%	1.7	9.4	17.0
2006-1	64.0	1.0%	5.5%	10.0%	0.6	3.5	6.4
2007-1	86.6	1.0%	5.5%	10.0%	0.9	4.8	8.7
2007-2	161.4	1.0%	5.5%	10.0%	1.6	8.9	16.1

Total ACAS BLT Residual Interests	$572.0				$5.7	$31.5	$57.2

Proceeds Available for Administrative and Priority Claims					$1,562.7	$2,120.9	$2,679.1

(1)	Represents balance of assets as of December 31, 2009. Liquidation process estimated to last 12 months from filing date.
(2)	Asset balances represent latest available fair market value as of December 31, 2009.
(3)	Includes ACAS-owned senior tranche of BLT 2007-1.
(4)	Represents breakage fee income from derivative agreements terminated.
(5)	ACAS BLT Residual Interests represent subordinated certificates plus the estimated book equity value of “last-out” interests retained by ACAS following securitization.

	Estimated Claim		% Recovery			Aggregate Recovery
Allocation of proceeds	Low	High	Low	Mid	High	Low	Mid	High
Proceeds Available for Administrative and Priority Claims						$1,562.7	$2,120.9	$2,679.1

Administrative and Priority Claims
Wind-Down Costs(1)	$46.1	$118.8	100.0%	100.0%	100.0%	$46.1	$82.4	$118.8
Accrued Employee Compensation(2)	17.8	17.8	100.0%	100.0%	100.0%	17.8	17.8	17.8

Total	$63.9	$136.6				$63.9	$100.2	$136.6

Proceeds Available for Unsecured Claims						$1,498.9	$2,020.7	$2,542.5

	Estimated Claim		% Recovery			Aggregate Recovery
	High	Low	Low	Mid	High	Low	Mid	High
Proceeds Available for Unsecured Claims						$1,498.9	$2,020.7	$2,542.5

Unsecured Claims
Revolving Line of Credit	$1,388.0	$1,388.0	56.7%	76.5%	96.3%	$787.7	$1,061.9	$1,336.1
Private Notes(3)	414.2	414.2	56.7%	76.5%	96.3%	235.0	316.9	398.7
Public Debt	550.0	550.0	56.7%	76.5%	96.3%	312.1	420.8	529.4
Derivative Agreements(4)	58.3	58.3	56.7%	76.5%	96.3%	33.1	44.6	56.1
Lease/Executory Contract Rejection(5)	81.8	81.8	56.7%	76.5%	96.3%	46.4	62.6	78.7
Other Liabilities	99.0	99.0	56.7%	76.5%	96.3%	56.2	75.7	95.3
Other Expenses Payable(5)	50.0	50.0	56.7%	76.5%	96.3%	28.4	38.3	48.1

Total Unsecured Claims	$2,641.2	$2,641.2				$1,498.9	$2,020.7	$2,542.5

Proceeds Available For Equity						—	—	—

(1)	Wind-down costs based on 4% of asset proceeds and include trustee and professional fees.
(2)	Employee compensation equal to salary and benefits cost associated with wind-down process.
(3)	Includes make-whole liability as of March 30, 2009.
(4)	Represents breakage fee liability from ACAS derivative agreements terminated.
(5)	Miller Buckfire estimate.

Assumptions

Cash

Cash consists of all unrestricted cash in banks or operating accounts as of December 31, 2009. Cash is assumed to be fully recoverable.

Investments

All of the Company’s investments are held by the Company or in subsidiaries that are consolidated for reporting purposes and are carried at fair value in accordance with the 1940 Act and SFAS No. 157, Fair Value Measurements. All investments held in subsidiaries are owned by the Company’s BLTs (as defined below). Investments consist of securities issued by publicly- and privately-held companies, including senior debt, subordinated debt, equity warrants, preferred and common equity securities and derivative agreements. The Company’s debt securities are payable in installments with final maturities generally ranging from five to ten years. Many of the Company’s debt securities owned by the Company are collateralized by assets of the borrower. The Company’s investments also comprise securities that do not produce current income. These investments include equity warrants, common equity and preferred equity and are identified in the accompanying consolidated schedule of investments. The Company also has investments in both investment grade and non-investment grade structured products.

A portion of the investment assets have been sold through securitization transactions to the Company’s ACAS Business Loan Trust subsidiaries (the “BLTs”). The assets that were purchased by the BLTs are subject to collateral pledge agreements in favor of the certificate holders in the BLTs. The Company’s holdings in the BLTs include certain certificates and “last-out” interests (collectively, the “BLT Residual Interests”). The analysis assumes that the investment assets in the BLTs are not liquidated and that only the BLT Residual Interests are sold.

The remaining investment assets that have not been sold through securitization (the “non-securitized investment assets”) are available for liquidation on behalf of the creditors and shareholders of the estate. The Company’s non-securitized investment assets consist of holdings of debt and equity assets in control, non-control and non-control/non-affiliated investments. To estimate recoveries on each asset, the Company considered the structure of each individual debt and equity security, including collateral interest, priority in the capital structure, interest rates, repayment terms, prepayment penalties, financial covenants, operating covenants, liquidation preferences, voting rights, and put or call rights. Further, the estimated recovery on debt assets included consideration of the performance of the borrower’s business, collateral coverage of the loan, whether the loan is paying interest and principal on a current basis and other relevant factors.

In addition, the estimated recoveries from the liquidation of the Company’s debt and equity assets may be negatively impacted by the accelerated time period of the liquidation, the difficulty in selling debt assets of the same issuer contained in securitization and non-securitization entities of the Company, the inability to sell control equity positions due to cross-holdings in managed funds, the lower relative value of minority equity investments, the perception of potential buyers of a “fire sale” of the Company’s assets leading to lower indications of interest and the reduced number of the Company’s employees with knowledge of the Company’s assets to assist in necessary due diligence during the liquidation process.

Debt Assets

The Company’s debt investments primarily consist of asset-based and cash flow loans, senior notes and subordinated notes. The Company does not expect to recover the full fair market value of debt investments through a chapter 7 liquidation, and the estimated recoveries on these assets, based on the factors outlined above, is estimated to be between 30% to 70% of fair market value for senior debt and revolving LOC debt investments and 20% to 60% of fair market value for subordinated debt investments.

Equity Assets

The Company’s equity investments primarily consist of preferred equity, common equity and warrants in controlled and non-controlled portfolio companies. The Company does not expect to recover the full fair market value of the equity investments through a chapter 7 liquidation and the recovery on equity assets is estimated to be between 10% to 25% of fair market value.

Structured Products

The Company’s structured product investments consist of debt and equity investments in collateralized pools of commercial mortgage-backed securities (“CMBS”), debt (“CDO”) and loan (“CLO”) obligations. The

Company does not expect to recover the full fair market value of the structured product assets through a chapter 7 liquidation. Further, the relative illiquidity of these investments in the current capital markets is likely to severely impact the ability to recover the full fair market value. The estimated recovery applied to CMBS debt investments is between 30% and 70% of fair market value, CMBS equity investments is between 30% and 70% of fair market value, CDO/CLO debt investments is between 30% and 70% of fair market value and CDO/CLO equity investments is between 30% and 70% of fair market value.

ACAS BLT Investments

The Company’s investments in the BLTs consist of debt investments in specific tranches of notes collateralized by the assets in the BLTs and the Company’s residual economic interest in the BLTs equal to the total fair market value remaining after the full repayment of all BLT debts outstanding. There is a limited market for these assets, and the sale of the BLT Residual Interests is unlikely to fully recover the underlying fair market value of the investments. As such, the recoveries of the BLT Residual Interests are estimated to be between 1% and 10% of fair market value.

Other Assets

Other assets primarily include miscellaneous prepaid expenses and interest receivable. The effect of a chapter 7 liquidation, and the specific direct costs that would have to be incurred in order to monetize these assets, would adversely impact the recovery on these assets. As such, an estimated recovery of 50% to 100% is applied to the estimated amount outstanding at December 31, 2009 that pertains to these assets.

Wind-down Operating Costs

Ongoing operating expenses consist of corporate overhead and occupancy costs to be incurred during the chapter 7 liquidation period. The Company assumes that the liquidation would occur over a twelve month period and that such expenses, costs and overhead would decrease over time, especially after June 30, 2010, when the Company would begin entering into agreements to sell many of its assets. Any positive income from operating businesses generated during this time is assumed to offset wind-down operating costs.

Trustee & Professional Fees

The Company estimates fees of $46 million to $119 million would be incurred for the chapter 7 liquidation process. This figure comprises approximately $46 million to $119 million of trustee and professional fees (4.0% of the proceeds available for distribution based on the Code). The amount of trustee and professional fees is estimated to be necessary due to the large number of the Company’s assets and complexity of the liquidation.

Secured Claims

Secured Claims are assumed to recover on a priority basis under Section 726 and are provided payment prior to any payment on unsecured claims. The Company is estimated to have no secured claims as of the initiation of the liquidation proceeding. This analysis assumes the BLTs will not be liquidated and that only the BLT Residual Interests are sold.

General Unsecured Claims

General Unsecured Claims consist of the outstanding balances of (i) the Existing Private Notes, (ii) the Existing Public Notes, (iii) the Existing Credit Agreement, (iv) $81.8 million of general unsecured claims that will arise from the termination of lease agreements and other executory contracts rejected by the Company, (v) $58.3 million of general unsecured claims arising from the cancellation of outstanding interest rate derivative agreements, (vi) $99 million of other general unsecured claims arising from other liabilities of the Company and

(vii) $50 million of other expenses payable arising from employee claims and other general expenses. General Unsecured Claims were adjusted from the December 31, 2009 balances to reflect the most current amounts and allocations of all outstanding debt loans and notes.

The Company believes that the value of any distributions from the liquidation proceeds to each class of Allowed Claims in a chapter 7 liquidation may not occur for a substantial period of time. It is possible that distribution of the proceeds of the liquidation could be delayed for a year or more after the completion of such liquidation in order to determine the final claims amounts and prepare for distributions. In the event litigation is necessary to resolve claims asserted in the chapter 7 case, the delay could be further prolonged and further administrative expenses could be incurred. The effects of this delay on the value of distributions were not considered in the hypothetical liquidation analysis.

ALTERNATIVES TO CONFIRMATION AND CONSUMMATION

OF THE STANDBY PLAN

If the Company files the Standby Plan and the Standby Plan is not confirmed and consummated, the alternatives to the Standby Plan include (i) an alternative plan of reorganization and (ii) liquidation of the Company under chapter 7 of the Code.

Liquidation Under a Liquidation Case

If the Standby Plan or an alternative plan cannot be confirmed, the Standby Plan may be converted to a Liquidation Case, pursuant to which a trustee would be elected to liquidate the assets of the Company for distribution in accordance with the priorities established by the Code. A discussion of the effects that a Liquidation Case would have on the recoveries of holders of claims and equity interests and the Company’s liquidation analysis are set forth under “Liquidation Analysis.” The Company believes that a Liquidation Case would result in (i) smaller distributions being made to creditors than those provided for in the Standby Plan because of (a) the likelihood that the assets of the Company would have to be sold or otherwise disposed of in a less orderly fashion over a shorter period of time than is normal for such assets, (b) additional administrative expenses involved in the appointment of a trustee, and (c) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Company’s operations, and (ii) no or limited distributions being made to holders of General Unsecured Claims.

Alternative Plan of Reorganization

If the Standby Plan is not confirmed, the Company (or if the Company’s exclusive period in which to file a plan of reorganization has expired, any other party in interest) could attempt to formulate a different plan. Such a plan might involve either a reorganization and continuation of the Company’s business or an orderly liquidation of its assets. With respect to an alternative plan, the Company has explored various alternatives in connection with the formulation and development of the Standby Plan. The Company believes that the Standby Plan, as described herein, enables its creditors to realize the most value under the circumstances. In a liquidation under chapter 11, the Company’s assets would be sold in an orderly fashion over a more extended period of time than in a Liquidation Case, possibly resulting in somewhat greater (but indeterminate) recoveries than would be obtained in a Liquidation Case. Further, if a trustee were not appointed, because such appointment is not required in a chapter 11 case, the expenses for professional fees would most likely be lower than those incurred in a Liquidation Case. Although preferable to a Liquidation Case, the Company believes that any alternative liquidation under chapter 11 is a much less attractive alternative to their respective creditors and equity interest holders than the Standby Plan because of the greater return provided by the Standby Plan.

CERTAIN DEFINITIONS

Definition	Section Reference
Accredited Investor	Introduction—Consideration offered

Adjusted Operating Cash Flow	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Adjustment Amount	Introduction

Affiliate	Transfer of New Secured Notes and Securities Laws—Availability of Rule 144 for Resales of New Secured Notes

Agent’s Message	Exchange Offers and Solicitations of Consents and Acceptances—Existing Public Notes

ATOP	The Exchange Offers and Solicitations of Consent and Votes on the Standby Plan

Ballot	Introduction

BDC	Company’s Business

Case	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The Standby Plan

Case Payment	The Standby Plan—Solicitations of Acceptances of the Standby Plan—Existing Credit Agreement Claims

Cash Interest Expense	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Cash Payment	Introduction—Consideration Offered—Existing Public Notes

Cash Reallocation	Introduction—Consideration Offered—Existing Public Notes

COD	Certain Federal Income Tax Consequences—Cancellation of Debt

Code	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The Standby Plan

Collateral	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Collateral Trust and Intercreditor Agreement	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Collateral Trustee	Notice to Investors

Company	Introduction

Confirmation Date	Risk Factors—Risks Related to implementing the Standby Plan

Confirmation Hearing	Anticipated Events During the Prepackaged Chapter 11 Cases—Disclosure Statement/Confirmation Hearing

Definition	Section Reference
Confirmation Order	Risk Factors—Risks Related to implementing the Standby Plan

Consenting Creditors	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

Court	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The Standby Plan

Creditor Plan Consents	The Standby Plan—Solicitations of Acceptances of the Standby Plan

De Minimis Public Notes Claims	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The Standby Plan

Dollar Cash Payments	Certain Federal Income Tax Consequences

Dollar Hold Option	Certain Federal Income Tax Consequences

Dollar Paydown Option	Certain Federal Income Tax Consequences

DTC	Transfer of New Secured Notes and Securities Laws—Availability of Rule 144 for Resales of New Secured Notes

Effective Date	Risk Factors—Risks Related to Implementing the Standby Plan

Eligible Holder	Introduction

Eligible Institution	Exchange Offers and Solicitations of Consents and Acceptances—Existing Private Notes

Euro Cash Payment	Introduction—Consideration Offered—Existing Private Notes

Euro Hold Option	Introduction—Consideration Offered—Existing Private Notes

Euro Notes Exchange Offer	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

Euro Paydown Option	Introduction—Consideration Offered—Existing Private Notes

Exchange Act	Incorporation by Reference; Additional Information

Exchange Agent	Introduction—Requests for Assistance

Exchange Offers	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Public Notes Exchange Offers

Excluded Claims	The Standby Plan—Effect of Confirmation—Discharge of the Company

Definition	Section Reference
Existing Administrative Agent	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

Existing Credit Agreement	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

Existing Dollar Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Public Note Exchange Offers

Existing Euro Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

Existing Letters of Credit	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

Existing Loans	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

Existing Notes	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—Exchange Offers

Existing Private Dollar Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

Existing Private Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

Existing Public Note Indenture	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Public Note Exchange Offers

Existing Public Note Indenture Trustee	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transaction

Existing Public Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Public Note Exchange Offers

Existing Sterling Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

Expiration Time	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—Exchange Offers

Filing Date	Exchange Offers and Solicitations of Consents and Acceptances—Procedures for Voting on the Standby Plan

Definition	Section Reference
GAAP	Offering Memorandum and Disclosure Statement Summary

General Accredited Investor Public Holders	Introduction—Consideration offered

Holding Period	Transfer of New Secured Notes and Securities Laws—Availability of Rule 144 for Resales of New Secured Notes

Information Agent	Introduction—Requests for Assistance

Investment Company Act	Cautionary Note Regarding Forward-Looking Statements

IRS	Certain Federal Income Tax Consequences

Large Non-Accredited Investor Holder	Introduction—Consideration offered

Lender Cash Payment	Introduction—Consideration offered

Lenders	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

Letter of Transmittal	Introduction

LIBOR	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Liquidation Case	Liquidation Analysis

Loan Hold Option	Introduction—Consideration Offered—Existing Public Notes

Loan Paydown Option	Introduction—Consideration Offered—Existing Public Notes

Lock Up Agreement	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

Majority Consenting Creditors	Introduction

Make Whole Amount	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions

Medallion Signature Guarantor	Exchange Offers and Solicitations of Consents and Acceptances—Existing Private Notes

Minimum Payment Public Holders	Introduction

Minimum Public Cash Payment	Introduction—Consideration Offered—Existing Public Notes

New Administrative Agent	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

New Credit Agreement	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

Definition	Section Reference
New Fixed Rate Secured Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

New Floating Rate Secured Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

New Obligations	Introduction—Consideration Offered—Existing Public Notes

New Secured Dollar Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

New Secured Euro Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

New Secured Loans	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

New Secured Note Indenture	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

New Secured Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

New Secured Note Trustee	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

New Secured Sterling Notes	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

Nominee	Introduction

Notes Hold Options	Introduction—Consideration Offered—Existing Public Notes

Notes Paydown Options	Introduction—Consideration Offered—Existing Public Notes

Note Purchase Agreements	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Public Note Exchange Offers

Offering Memorandum and Disclosure Statement	Introduction

OID	Certain Federal Income Tax Consequences—Tax Treatment of the Exchange for U.S. Holders of Existing Private Dollar Notes and Existing Public Notes

Paydown Percentage	Introduction—Consideration Offered—Existing Public Notes

Definition	Section Reference
Petition Date	Anticipated Events After the Filing through Confirmation of the Standby Plan

Prepayment Percentage	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Private Dollar Cash Payment	Introduction—Consideration Offered—Existing Private Notes

Private Dollar Hold Option	Introduction—Consideration Offered—Existing Private Notes

Private Dollar Notes Exchange Offers	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

Private Dollar Paydown Option	Introduction—Consideration Offered—Existing Private Notes

Private Note Exchange Offers	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Private Note Exchange Offers

Private Notes Steering Committee	The Exchange Offers and Solicitations of Consent and Votes on the Standby Plan—Conditions of the Exchange Offers

Pro Rata Cash Payments	Introduction—Consideration Offered—Existing Public Notes

Projection Period	Projections of Certain Financial Information for Restructuring

Projections	Projections of Certain Financial Information for Restructuring

Proposed Amendments	Proposed Amendments to the Existing Public Note Indenture

Public Dollar Cash Payment	Introduction—Consideration Offered—Existing Public Notes

Public Hold Option	Introduction—Consideration Offered—Existing Public Notes

Public Notes Accredited Investor Exchange Offer	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Public Note Exchange Offers

Public Notes Claim	The Standby Plan—Solicitations of Acceptances of the Standby Plan

Public Note Consent Solicitation	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—Public Note Consent Solicitation

Definition	Section Reference
Public Notes Minimum Payment Exchange Offer	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers—Public Note Exchange Offers

Public Notes Steering Committee	The Exchange Offers and Solicitations of Consent and Votes on the Standby Plan—Conditions of the Exchange Offers

Public Paydown Option	Introduction—Consideration Offered—Existing Public Notes

Realized Proceeds	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Record Date	Introduction

Released Persons	The Exchange Offers and Solicitations of Consent and Votes on the Standby Plan—Releases

Restructuring Fee	Introduction—Consideration Offered—Existing Public Notes

Restructuring Transactions	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions

RIC	Company’s Business

Rules	Risk Factors—Risks Related to implementing the Standby Plan

Scheduled Amortization Amount	Description of the New Secured Notes

SEC	Introduction

Second Supplemental Public Note Indenture	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—Public Note Consent Solicitation

Secured Claim	The Standby Plan—Classified Claims

Secured Obligations	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Securities Act	Introduction

Securities Ratable Share	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Security Agreement	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Settlement Date	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—Exchange Offers

Definition	Section Reference
Settlement Payment	Introduction—Consideration Offered—Existing Public Notes

Solicitation Package	Exchange Offers and Solicitations of Consents and Acceptances—Procedures for Voting on the Standby Plan

Standby Plan	Introduction

Sterling Cash Payment	Introduction—Consideration Offered—Existing Private Notes

Sterling Hold Option	Introduction—Consideration Offered—Existing Private Notes

Sterling Notes Exchange Offer	Offering Memorandum And Disclosure Statement Summary—The Exchange Offers

Sterling Paydown Option	Introduction—Consideration Offered—Existing Private Notes

Subsidiary Guarantors	Description of the New Credit Agreement

Swap Agreements	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The New Credit Agreement and the Lock Up Agreement

Swap Claim	The Standby Plan—Classified Claims

Swap Counterparties	Offering Memorandum And Disclosure Statement Summary—Solicitation of Acceptances to the Standby Plan

Swap Note	The Standby Plan—Classified Claims

Tax Code	Company’s Business

Threshold	Offering Memorandum And Disclosure Statement Summary—The Restructuring Transactions—The Standby Plan

Trust Indenture Act	Offering Memorandum And Disclosure Statement Summary—Description of the New Secured Notes

Voting Agent	Introduction—Requests for Assistance

Voting Deadline	Exchange Offers and Solicitations of Consents and Acceptances—Procedures for Voting on the Standby Plan

LIST OF ANNEXES

Annex A:    Form of Indenture

Annex B:    Standby Plan

Annex C:    Letter of Transmittal

ANNEX A

INDENTURE

between

AMERICAN CAPITAL, LTD.

and

WILMINGTON TRUST FSB

as Trustee

Dated as of [                    ], 2010

Senior Secured Amortizing Adjustable Fixed Rate Dollar Notes due 2013

Senior Secured Amortizing Floating Rate Dollar Notes due 2013

Senior Secured Amortizing Adjustable Fixed Rate Euro Notes due 2013

Senior Secured Amortizing Adjustable Fixed Rate Sterling Notes due 2013

A-i

AMERICAN CAPITAL, LTD.

Certain Sections of this Indenture relating to Sections 310 through 318, inclusive, of the Trust Indenture Act of 1939:

Trust Indenture Act Section		Indenture Section
§ 310	(a)(1)	Section 8.9
	(a)(2)	Section 8.9
	(a)(3)	Not Applicable
	(a)(4)	Not Applicable
	(a)(5)	Section 8.9
	(b)	Section 8.8
	(c)	Not Applicable
§ 311	(a)	Section 8.13
	(b)	Section 8.13
	(c)	Not Applicable
§ 312	(a)	Section 9.1
	(b)	Section 9.2
	(c)	Section 9.2
§ 313	(a)	Section 9.3
	(b)	Section 9.3
	(c)	Section 9.3
	(d)	Section 9.3
§ 314	(a)	Section 9.4
	(a)(4)	Section 5.2(a)
	(b)	Section 14.2
	(c)(1)	Section 1.2
	(c)(2)	Section 1.2
	(c)(3)	Not Applicable
	(d)	Section 14.7
	(e)	Section 1.2
	(f)	Not Applicable
§ 315	(a)	Section 8.1
	(b)	Section 8.2
	(c)	Section 8.1
	(d)	Section 8.1
	(e)	Section 7.14
§ 316	(a)(1)(A)	Section 7.12
	(a)(1)(B)	Section 7.13
	(a)(2)	Not Applicable
	(b)	Section 7.8
	(c)	Section 1.4
§ 317	(a)(1)	Section 7.3
	(a)(2)	Section 7.4
	(b)	Section 5.20
§ 318	(a)	Section 1.7

NOTE:	This reconciliation and tie shall not, for any purpose, be deemed to be a part of this Indenture.

A-ii

A-iii

A-iv

A-v

A-vi

SCHEDULES

Schedule 3.8	Litigation
Schedule 3.12	Subsidiaries
Schedule 3.23	Deposit Accounts and Security Accounts
Schedule 5.16(c)	Post Closing Obligations
Schedule 6.1(g)	Existing Hedge Agreements

EXHIBITS

Exhibit A	Form of Security
Exhibit B	Form of Supplemental Indenture
Exhibit C	[Reserved]
Exhibit D	[Reserved]
Exhibit E	Form of Closing Certificate
Exhibit F	Form of Compliance Certificate
Exhibit G	Form of Quarterly Report
Exhibit H	Opinion of Weil, Gotshal & Manges LLP
Exhibit I	Form of Monthly Report
Exhibit J	Form of Description of Investments
Exhibit K	Portfolio Investment Information

NOTE:	This table of contents shall not, for any purpose, be deemed to be a part of this Indenture.

A-vii

INDENTURE

INDENTURE, dated as of [                    ], 2010, between American Capital, Ltd., a Delaware corporation (the “Company”), having its principal office at 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814, and Wilmington Trust FSB, as trustee (the “Trustee”).

RECITALS OF THE COMPANY

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its secured notes to be issued in one or more series as provided in this Indenture.

All acts and things necessary to make this Indenture the valid, binding, and legal obligation of the Company according to its terms have been done and performed.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of series thereof, as follows:

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.1 Definitions. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires or unless such definition is changed or amended in a supplement or amendment to this Indenture:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b) all other terms used herein that are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c) unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP applied on a basis consistent with the most recent audited consolidated financial statements of the Company and its Consolidated Subsidiaries delivered to the Trustee, unless any change in GAAP is required by law or at the direction of the SEC; provided that the Company’s compliance with any covenant in Section 5.9 shall be determined on the basis of GAAP in effect on the Closing Date.

(d) all time references in this Indenture and the other Indenture Documents shall be to Eastern Standard Time or Eastern Daylight Time, as applicable, unless otherwise indicated. For purposes of computation of periods of time hereunder, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(e) unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture;

(f) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(g) the words “include”, “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import;

(h) references to any Person include the successors and permitted assigns of such Person; and

(i) the following terms have the following meanings:

“ACE Fund” has the meaning set forth in Section 6.3(d).

“ACE Transaction” means any transaction described in Section 6.3(d).

“ACFS” means American Capital Financial Services Inc., a Delaware corporation.

“Acquisition” means the acquisition of (a) a controlling equity interest in another Person (including the purchase of an option, warrant or convertible or similar type of security to acquire such a controlling interest at the time it becomes exercisable by the holder thereof), whether by purchase of such equity interest or upon exercise of an option or warrant for, or conversion of securities into, such equity interest, or (b) assets of another Person which constitute all or any material part of the assets of such Person or of a line or lines of business conducted by such Person; provided that the term “Acquisition” shall exclude ACE Transactions, Portfolio Investments and Permitted Securitization Transactions.

“Act”, when used with respect to any Holder, has the meaning specified in Section 1.4.

“Additional Interest” means an amount equal to the additional interest, if any, due on the Securities pursuant to Section 2.1(e).

“Adjusted Operating Cash Flow” means, for any period, with respect to the Company and its Consolidated Subsidiaries, net cash provided by operating activities, determined on a consolidated basis in accordance with GAAP as included in the Company’s financial statements delivered to the Trustee and Holders pursuant to Section 5.1(a) or (b) with respect to such period, plus, without duplication and, in the case of clauses (a) through (f) below, to the extent included in the Company’s statement of cash flows delivered to the Trustee and Holders pursuant to Section 5.1(a) or (b) with respect to such period, (a) Interest Expense, (b) cash restructuring charges, (c) cash severance costs, (d) cash litigation charges, (e) other one-time cash charges not to exceed $25,000,000 in the aggregate after the Closing Date, (f) cash income and excise tax expenses (refunds), and (g) Realized Proceeds not required to be applied to the redemption of the Securities by the Company pursuant to Section 2.4(b) or required to be applied to the prepayment of the Loans pursuant to the corresponding provisions of the Credit Agreement or required to be applied to the redemption of any Debt issued by an SPE Subsidiary (such portion of Realized Proceeds (“Retained ACAS Proceeds”), allocated as described in the next paragraph); provided that for each of the four consecutive Fiscal Quarters ending on the last day of the last Fiscal Quarter ended prior to the Closing Date and the portion of the Fiscal Quarter in which the Closing Date occurs ending on the Closing Date, Retained ACAS Proceeds shall be reduced by an amount equal to (i) the amount by which the Total Closing Payment exceeds the amount of the April 2010 Equity Issuance Proceeds, multiplied by (ii) the quotient of (x) the amount of Retained ACAS Proceeds for such Fiscal Quarter (or a portion thereof) divided by (y) the aggregate amount of Retained ACAS Proceeds for all such four-Fiscal Quarters and the portion of the Fiscal Quarter in which the Closing Date occurs ending on the Closing Date.

For purposes of determining Adjusted Operating Cash Flow, Retained ACAS Proceeds in any Fiscal Quarter shall be allocated 25% to the Fiscal Quarter in which such Realized Proceeds are received and 25% to each of the next three succeeding Fiscal Quarters.

“Administrative Agent” has the meaning set forth in the Collateral Trust Agreement.

“Affiliate” of any Person means (a) any other Person which directly, or indirectly through one or more intermediaries, controls such Person, (b) any other Person which directly, or indirectly through one or more intermediaries, is controlled by or is under common control with such Person, or (c) any other Person of which such Person owns, directly or indirectly, 20% or more of the common stock or equivalent equity interests. As used herein, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided that the term “Affiliate” shall not include any Person that constitutes a Portfolio Investment.

“Applicable Laws” means, for any Person or property of such Person, all existing and future applicable laws, rules, regulations (including proposed, temporary and final income tax regulations), statutes, treaties, codes, ordinances, permits, certificates, orders and licenses of and interpretations by any Governmental Authority (including, without limitation, usury laws, predatory lending laws, the Federal Truth in Lending Act, and Regulation Z and Regulation B of the Federal Reserve Board), and applicable judgments, decrees, injunctions, writs, orders or like action of any court, arbitrator or other administrative, judicial or quasi-judicial tribunal or agency of competent jurisdiction.

“Applicable Percentage” means, as of any date of determination, the percentage per annum set forth in the grid below opposite the aggregate outstanding principal amount of Loans and the Outstanding principal amount of Securities on such date:

Aggregate Outstanding Principal Amount of Loans and Securities
≥ $1,000,000,000	6.5%
< $1,000,000,000	5.5%

In addition, if the Company shall fail to pay any Penalty Amortization Amount with respect to a series of Securities in accordance with the schedule set forth in Section 2.2(a), the Applicable Percentage with respect to all series of Securities shall increase (on a cumulative basis for each such failure, if applicable) by an additional 0.50% per annum for each succeeding day until such time as such unpaid Penalty Amortization Amount and any other Penalty Amortization Amount that has not been paid in accordance with such schedule has been paid. Notwithstanding the foregoing, the Applicable Percentage shall not be subject to additional increases pursuant to the preceding sentence at any time Default Interest is accruing pursuant to Section 2.21 (but any prior or contemporaneous increases shall remain effective).

“Applicable Procedures” means, with respect to any transfer, redemption or exchange of or for beneficial interests in any Global Security, the rules and procedures of the Depositary that applies to such transfer, redemption or exchange.

“April 2010 Equity Issuance Proceeds” means the cash proceeds received by the Company from the issuance of 58,300,000 shares of the Company’s common stock pursuant to the subscription agreements dated April 19, 2010 among the Company and the purchasers named therein.

“Asset Coverage Ratio” has the meaning set forth in Section 5.9(b).

“Asset Coverage Noncompliance Period” means any period commencing on the last day of any Fiscal Quarter on which the Asset Coverage Ratio is less than the minimum level set forth in Section 5.9(b)(ii)(A), (B) or (C), as applicable (without taking into account the provision in Section 5.9(b)(ii) allowing noncompliance with such covenant level during any one of two consecutive Fiscal Quarters); provided that no Event of Default is continuing on such date, and ending upon the earlier of (i) the first day on which the Asset Coverage Ratio is in compliance with the minimum level set forth in Section 5.9(b)(ii)(A), (B) or (C), as applicable, and (ii) the occurrence of an Event of Default.

“Asset Coverage Ratio” has the meaning set forth in Section 5.9(b).

“Authenticating Agent” means any Person authorized by the Trustee pursuant to Section 8.14 to act on behalf of the Trustee to authenticate Securities of one or more series.

“Available Assets” means Available Debt Assets, Available Equity Assets, Available Debt Securitization Assets and Available Structured Products Assets.

“Available Debt Assets” means, as of any date of determination thereof, an amount equal to the sum of 100% of each Grade 2 Investment, Grade 3 Investment and Grade 4 Investment. For purposes of determining Available Debt Assets, such investments shall be valued at their Fair Market Value as of such date of determination.

“Available Debt Securitization Assets” means, as of any date of determination thereof, an amount equal to the sum of 85% of the Net Equity Value of each Eligible On-Balance Sheet Securitization as of such date.

“Available Equity Assets” means, as of any date of determination thereof, an amount equal to the sum of 85% of each Eligible Equity Investment (other than Eligible Structured Product Investments and Available Debt Securitization Assets). For purposes of determining Available Equity Assets, such investments shall be valued at their Fair Market Value as of such date of determination.

“Available Structured Products Assets” means, as of any date of determination thereof, an amount equal to the sum of 100% of each Eligible Structured Product Investment. For purposes of determining Available Structured Products Assets, such investments shall be valued at their Fair Market Value as of such date of determination.

“Bankruptcy Code” means the United States Bankruptcy Reform Act of 1978 (11 U.S.C. §§ 101, et seq.), as amended from time to time.

“Base Currency” has the meaning specified in Section 1.16(b).

“BLT Securitization Transactions” means the five ACAS Business Loan Trust asset securitizations (designated 2004-1, 2005-1, 2006-1, 2007-1 and 2007-2).

“Board of Directors” means either the board of directors of the Company or any duly authorized committee of such board of directors.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to a Responsible Officer of the Trustee.

“Business” has the meaning set forth in Section 3.24(b).

“Business Day”, when used with respect to any Place of Payment, means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in that Place of Payment are authorized or required by law or executive order to close and otherwise means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or required by law or executive order to close and if such day relates to any interest rate settings as to a Floating Rate Dollar Security, any fundings, disbursements, settlements and payments in respect of any such Floating Rate Dollar Security, or any other dealings to be carried out pursuant to this Indenture in respect of any such Floating Rate Dollar Security, means any such day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market.

“Capital Expenditures” means, for any period, the aggregate of all expenditures by the Company and its Consolidated Subsidiaries for the acquisition or leasing (pursuant to a Capital Lease) of fixed or capital assets or additions to equipment (including replacements, capitalized repairs and improvements during such period) that should be capitalized under GAAP on a consolidated balance sheet of the Company and its Consolidated Subsidiaries.

“Capital Lease” means any lease of property, real or personal, the obligations with respect to which are required to be capitalized on a balance sheet of the lessee in accordance with GAAP.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

“Cash Equivalents” means (a) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six (6) months from the date of acquisition (“Government Obligations”), (b) Dollar denominated (or foreign Currency fully hedged) time deposits, certificates of deposit, Eurodollar time deposits and Eurodollar certificates of deposit of any (i) United States commercial bank of recognized standing having capital and surplus in excess of $250,000,000 or (ii) bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody’s is at least P-1 or the equivalent thereof, in each case with maturities of not more than six (6) months from the date of acquisition, (c) commercial paper and variable or fixed rate notes issued by any bank described in clause (b)(ii) (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by any domestic corporation rated A-1 (or the equivalent thereof) or better by S&P or P-1 (or the equivalent thereof) or better by Moody’s and maturing within six (6) months of the date of acquisition, (d) repurchase agreements with a bank or trust company or a recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States, (e) obligations of any state of the United States or any political subdivision thereof for the payment of the principal and redemption price of and interest on which there shall have been irrevocably deposited Government Obligations maturing as to principal and interest at times and in amounts sufficient to provide such payment, (f) Investments, classified in accordance with GAAP as current assets of the Company or its Subsidiaries, in money market investment programs that are administered by financial institutions that have the highest rating obtainable from either Moody’s or S&P, and the portfolios of which are limited solely to Investments (i) in corporate obligations having a remaining maturity of less than two years, issued by corporations having outstanding comparable obligations that are rated in the two highest categories of Moody’s and S&P or no lower than the two highest long term debt ratings categories of either Moody’s or S&P or (ii) of the character, quality and maturity described in clauses (a) through and including (e) of this definition and (g) certificates of deposit or time deposits having in each case a term of not more than one year, issued by any commercial bank incorporated under the laws of any OECD country having combined capital and surplus aggregating of not less than $500,000,000 and a senior unsecured debt rating of “A” (or such other similar equivalent rating) or higher from an internationally recognized rating agency or a nationally recognized rating agency of the country in which such bank is incorporated.

“Certificated Security” means a certificated Security that does not include the Global Securities Legend.

“Closing Date” means [                    ], 2010.

“Closing Date Cash” means the aggregate amount of cash and Cash Equivalents of the Company and its Consolidated Subsidiaries at the close of business on the Closing Date after giving effect to the Total Closing Payment, all other payments made by the Company on the Closing Date and all other payments required to be made by the Company on or about the Closing Date in connection with the Transactions, other than Restricted Cash as set forth on the balance sheet in the Company’s Form 10-Q for the last Fiscal Quarter ending prior to the Closing Date.

“Closing Date Exchange Rate” means €[            ] to $1.00, with respect to Euro Securities and £[            ] to $1.00, with respect to Sterling Securities.1

“Closing Payment” means the cash payment made by the Company on the Closing Date to former holders of the Existing Private Notes and the Existing Public Notes as part of the Debt Restructuring pursuant to the elections made by such holders under the Existing Notes Paydown/Hold Option.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor Federal tax code. Any reference to any provision of the Code shall also be deemed to be a reference to any successor provision or provisions thereof.

“Collateral” has the meaning set forth in the Collateral Trust Agreement.

“Collateral Trust Agreement” means the Collateral Trust and Intercreditor Agreement dated as of the date hereof among the Company, U.S. Bank National Association, as Collateral Trustee, the Administrative Agent and the Trustee.

“Collateral Trustee” has the meaning set forth in the Collateral Trust Agreement.

“Company” means the Person named as the “Company” in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person.

“Company Qualified Stock” means Capital Stock of the Company issued after the Closing Date that is not subject to any Contractual Obligation requiring redemption thereof prior to the first anniversary of the Maturity Date or allowing the holder thereof to cause the Company or any of its Consolidated Subsidiaries to redeem or purchase such Capital Stock prior to the first anniversary of the Maturity Date.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by the Chairman of the Board, the Chief Executive Officer, the President or the Chief Financial Officer (or, in each case, any permitted designee of such Person as may be identified as such in a writing delivered to the Trustee from time to time), and by any Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Company, and delivered to a Responsible Officer of the Trustee.

“Competitor” means any financial institution or any alternative asset manager, in each case that is in competition with the Company, but excluding banks, funds that primarily invest in publicly traded securities, and insurance companies.

“Compliance Certificate” has the meaning set forth in Section 5.2(a)(i).

“Consolidated Subsidiary” means at any date any Subsidiary the accounts of which, in accordance with GAAP, would be consolidated with those of the Company in its consolidated financial statements as of such date.

“Contingent Indemnification Obligations” means contingent indemnification Obligations for which no claim has been made.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or legally binding undertaking to which such Person is a party or by which it or any of its property is bound.

(1)	Note: to be the exchange rate pursuant to Section 1.16(d) 2 Business Days prior to the Closing Date.

“Controlled Group” means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Company, are treated as a single employer under Section 414 of the Code but excluding any issuer of an Eligible Equity Investment (other than any Consolidated Subsidiary) which is treated as a single employer with the Company so long as an Insolvency Event has not occurred and could not reasonably be expected to occur with respect to such issuer.

“Corporate Trust Office” means the principal office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date hereof is located at 50 South Sixth Street, Suite 1290 Minneapolis, Minnesota 55402, Ph: 612-217-5632, Fax: 612-217-5651, or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

“CRA Ratable Share” at any time means the percentage equivalent of (i) the outstanding principal amount of the Loans at such time divided by (ii) the sum of the aggregate outstanding principal amount of Loans and the aggregate Outstanding principal amount of all series of Securities at such time.

“Credit Agreement” means the “Credit Agreement” as defined in the Collateral Trust Agreement.

“Credit Agreement Documents” means the “Credit Agreement Documents” as defined in the Collateral Trust Agreement.

“Credit Agreement Obligations” has the meaning set forth in the Collateral Trust Agreement.

“Currency” means, with respect to any nation, the lawful currency of such nation.

“Custodian” means, with respect to the Securities issuable or issued in whole or in part in global form, the Person specified in Section 2.19 as Custodian with respect to the Securities, and any and all successors thereto appointed as custodian hereunder and having become such pursuant to the applicable provisions of this Indenture.

“Debt” of any Person means at any date, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (d) all obligations of such Person as lessee under Capital Leases, (e) all obligations of such Person to reimburse any bank or other Person in respect of amounts payable under a banker’s acceptance, (f) all redeemable preferred stock of such Person (or corresponding obligation or security in the event such Person is not a corporation), other than Company Qualified Stock, (g) all obligations (absolute or contingent) of such Person to reimburse any bank or other Person in respect of amounts which are available to be drawn or have been drawn under a letter of credit or similar instrument, (h) all indebtedness or obligations of the type described in the preceding clauses (a) through and including (g) and the succeeding clauses (i) through and including (m) of others secured by a Lien on any asset of such Person, whether or not such indebtedness or obligations are assumed by such Person (with the amount of such Debt being the fair market value of such asset if such Person has not assumed or become liable for such indebtedness or obligations), (i) all indebtedness or obligations of the type described in the preceding clauses (a) through and including (h) and the succeeding clauses (j) through and including (m) of others guaranteed by such Person, (j) all principal amounts outstanding and owed to Persons other than the Company or any Subsidiary of the Company in respect of obligations issued in Securitization Transactions, (k) all obligations, direct or indirect (absolute or contingent) of such Person to repurchase property or assets sold or otherwise transferred by such Persons (excluding any customary obligations to repurchase property or assets sold or otherwise transferred in connection with a Securitization Transaction or total return swap), (l) all indebtedness, obligations or liabilities of that Person in respect of derivatives, determined as of such date on a net mark-to-market basis in accordance with customary market practice, and (m) the principal portion of all obligations of such Person under any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product where such transaction is considered borrowed money indebtedness for tax purposes but is classified as an operating lease under GAAP.

“Debt Restructuring” means (a) the conversion of a portion of the Existing Revolving Loans to Loans under the Credit Agreement and the amendment and restatement of the Existing Credit Agreement pursuant to the Credit Agreement, (b) the exchange of Existing Private Notes for Securities, (c) the exchange of Existing Public Notes for Securities, (d) the grant of an equal and ratable security interest in the Collateral to secure the Existing Hedging Obligations and (e) the payment of the Total Closing Payment.

“Default” means any of the events specified in Section 7.1, whether or not any requirement for the giving of notice or the lapse of time, or both, or any other condition, has been satisfied.

“Default Interest” has the meaning specified in Section 2.21.

“Deposit Account” has the meaning set forth in the Security Agreement.

“Deposit Account Control Agreement” has the meaning set forth in the Security Agreement.

“Depositary” means, with respect to any Security issuable in whole or in part in the form of one or more Global Securities, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Securities as contemplated by Section 2.19.

“Directing Parties” has the meaning set forth in the Collateral Trust Agreement.

“Disposition” means with respect to any property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Dollars” and “$” means dollars in lawful currency of the United States.

“Dollar Securities” has the meaning set forth in Section 2.1.

“ECAS” means European Capital Limited.

“Eligible Debt Investments” means Investment Loans that have been purchased or otherwise acquired by the Company or a Consolidated Subsidiary in the ordinary course of business; provided that no such Investment shall be an “Eligible Debt Investment” unless (a) such Investment is evidenced by an instrument or agreement that has been duly authorized, executed and delivered and is enforceable against the Obligor thereof, (b) such Investment, if applicable, is denominated and payable either in (i) Dollars or (ii) Foreign Investment Currency, (c) such Investment is not subject to any Lien (other than an Inchoate Lien and Liens created by the Security Documents) and, if such Investment is owned by a Consolidated Subsidiary, the Company shall not have pledged or otherwise encumbered the stock of such Consolidated Subsidiary or any direct or indirect parent thereof (other than pursuant to the Security Documents), (d) no right of rescission, set-off, counterclaim, defense or other material dispute has been asserted with respect to such Investment (e) the Obligor in respect of such Investment is not (i) an individual, (ii) organized or incorporated under the laws of a jurisdiction other than a Permitted Country, or (iii) the subject of an Insolvency Event and (f) such Investment and the proceeds thereof are subject to a first priority security interest (subject only to Inchoate Liens) created by the Security Documents.

“Eligible Equity Investments” means Investments in Equity Instruments that have been purchased or otherwise acquired by the Company or a Consolidated Subsidiary in the ordinary course of business; provided that no such Investment shall be an “Eligible Equity Investment” unless (a) such Investment is evidenced by an instrument or agreement that has been duly authorized, executed and delivered and is enforceable against the issuer thereof, (b) such Investment, if applicable, is denominated and payable either in (i) Dollars or (ii) Foreign Investment Currency, (c) such Investment is not subject to any Lien (other than an Inchoate Lien and Liens created by the Security Documents) and, if such Investment is owned by a Consolidated Subsidiary, the Company shall not have pledged or otherwise encumbered the stock of such Consolidated Subsidiary or any direct or indirect parent thereof (other than pursuant to the Security Documents), (d) no right of rescission, set-off, counterclaim, defense or other material dispute has been asserted with respect to such Investment, (e) the issuer in respect of such Investment is not (i) an individual, (ii) organized or incorporated under the laws of a jurisdiction other than a Permitted Country, (iii) the subject of an Insolvency Event or (iv) in default beyond any period of grace with respect to such Investment or any term of any agreement or instrument evidencing such Investment and (f) such Investment (other than the Unpledged Eligible Equity Investments) and the proceeds thereof are subject to a first priority security interest (subject only to Inchoate Liens) created by the Security Documents.

“Eligible On-Balance Sheet Securitization” means any on-balance sheet Permitted Securitization Transaction.

“Eligible Structured Product Investments” means (a) any of the Company’s, any other Indenture Party’s or any SPE Subsidiary’s Investment in CRE CDO 2007-1, Ltd.; provided, however, that no Investment in a debt security issued by CRE CDO 2007-1, Ltd. by any of the foregoing Persons shall continue to constitute an Eligible Structured Product Investment under this part (a) unless such Investment and the proceeds thereof are subject to a first priority security interest (subject only to Inchoate Liens) created by the Security Documents on or before the 45th Business Day after the Closing Date in accordance with Section 5.16(b) and (b) any Eligible Debt Investments and Eligible Equity Investments consisting of commercial mortgage backed securities or collateralized debt obligation securities.

“Environmental Laws” means any and all applicable foreign, federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements or any Governmental Authority or other requirement of any Applicable Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health as it relates to exposure to Materials of Environmental Concern or the environment, as now or may at any time be in effect.

“Equipment” has the meaning set forth in the Security Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, or any successor law. Any reference to any provision of ERISA shall also be deemed to be a reference to any successor provision or provisions thereof.

“Euro” and “€” means euro in lawful currency of the participating member states in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community.

“Euro Securities” has the meaning set forth in Section 2.1.

“Event of Default” means any of the events specified in Section 7.1; provided that any requirement for the giving of notice or the lapse of time, or both, or any other condition has been satisfied.

“Excess Cash Flow” means, for the Fiscal Year 2010, the period beginning on July 1, 2010 and ending on the last day of such Fiscal Year and for any subsequent Fiscal Year, with respect to the Company and its Consolidated Subsidiaries, the excess, if any, of (a) the sum, without duplication, of (i) net cash provided by operating activities (including interest payments received in cash and income tax cash refunds), determined on a consolidated basis in accordance with GAAP and as disclosed in the Company’s consolidated statements of cash flows delivered to the Trustee pursuant to Section 5.1(a) with respect to such Fiscal Year (or period), (ii) regularly scheduled and mandatory principal payments (and in the case of structured product Investments, all principal payments) received in cash by the Company or any Consolidated Subsidiary on account of its Investments, excluding those Investments constituting collateral for on-balance sheet Permitted Securitization Transactions, and (iii) all payments on, and all Net Cash Proceeds from the Disposition of, Securitization Retained Security Investments, less (b) the sum, without duplication, of (i) to the extent included in clause (a) above, Realized Proceeds, (ii) any cash income earned on account of the Company’s and any Consolidated Subsidiaries’ Investments constituting collateral for on-balance sheet Permitted Securitization Transactions that is retained or used to prepay existing indebtedness that is not held by the Company or any of its Consolidated Subsidiaries, (iii) the aggregate amount of all principal payments of Debt (including the Loans and Securities) and Repurchases of the Loans or the Securities, valued at the cash consideration for such payment, of the Company and its Consolidated Subsidiaries made to a Person other than the Company or any Affiliated Entities thereof with cash included in clause (a) above (but including principal payments of revolving Debt only to the extent accompanying permanent optional commitment reductions), (iv) any cash payments made on account of derivative agreements entered into by the Company or any Consolidated Subsidiary (excluding any derivative agreements related to Eligible Securitization Investments), (v) cash dividends paid to shareholders and cash taxes paid by the Company in respect of deemed distributions by the Company to its shareholders to the extent permitted by Section 6.9, (vi) cash investments made by the Company and any of its Consolidated Subsidiaries in Portfolio Investments and Securitization Retained Security Investments, (vii) the aggregate amount of the cash portion of all Capital Expenditures made by the Company and any of its Consolidated Subsidiaries, (viii) cash financing costs (including fees) paid to Persons other than the Company and its Consolidated Subsidiaries and (ix) the cash purchase price of common stock of the Company held in, or cash contributions consummated on account of, the Company’s deferred compensation trusts, and in each case of (i) through and including (ix) above with respect to or during such Fiscal Year (or period).

“Excess Closing Payment” means the Securities Ratable Share of $510,000,000.

“Exchange Act” means the Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time.

“Excluded Assets” has the meaning assigned to such term in the Collateral Trust Agreement.

“Excluded Subsidiary” means (i) any Foreign Subsidiary, (ii) any SPE Subsidiary, (iii) any Subsidiary existing on the Closing Date (other than ACFS) as long as such Subsidiary continues to conduct business of substantially the same nature conducted by it on the Closing Date and does not have revenues in excess of $1,000,000 for any period of four consecutive Fiscal Quarters or, after the Closing Date, does not have, together with its subsidiaries, consolidated assets or consolidated Debt exceeding $1,000,000 as of the most recently ended Fiscal Quarter, (iv) any Subsidiary created or acquired after the Closing Date as long as such Subsidiary does not have, together with its subsidiaries, consolidated revenues in excess of $1,000,000 for any period of four consecutive Fiscal Quarters or consolidated assets or consolidated Debt exceeding $1,000,000 as of the most recently ended Fiscal Quarter, and (v) ACFS, as long as (x) ACFS continues to conduct business of substantially the same nature conducted by it on the Closing Date, (y) ACFS does not have, together with its subsidiaries, outstanding consolidated Debt (other than Debt owed to the Company or any other Indenture Party) or consolidated net assets, in each case, of more than $1,000,000 in excess of its consolidated Debt or net assets, as applicable, as reflected in ACFS’ December 31, 2009 balance sheet and (z) the amount of loans to and other investments in ACFS by the Indenture Parties does not exceed the amount required by ACFS to satisfy its ordinary course payment obligations.

“Existing Credit Agreement” means the Credit Agreement (as amended, supplemented or otherwise modified prior to the Closing Date), dated as of May 16, 2007, among the Company, the lenders thereunder and Wachovia Bank, National Association, as administrative agent.

“Existing Hedging Obligations” means the hedging obligations under Hedging Agreements listed on Schedule 6.1(g).

“Existing Indenture” means the Indenture, dated as of April 26, 2007, as amended, between the Company and Wilmington Trust Company, as successor to Wells Fargo Bank, National Association, as trustee, under which the Existing Public Notes were issued.

“Existing Letters of Credit” means the letters of credit issued and outstanding under the Existing Credit Agreement prior to the Closing Date.

“Existing Notes Paydown/Hold Option” means the option of each holder of Existing Private Notes and Existing Public Notes to receive a portion of the Total Closing Payment to be made by the Company on the Closing Date, as described in the Offering Memorandum.

“Existing Note Purchase Agreements” means (i) the Note Purchase Agreement, dated as of September 1, 2004, among the Company and the holders from time to time party thereto relating to the Company’s 5.92% Senior Notes, Series A, due September 1, 2009 and 6.46% Senior Notes, Series B, due September 2011, (ii) the Note Purchase Agreement, dated as of August 1, 2005, among the Company and the holders from time to time party thereto relating to the Company’s 6.14% Senior Notes, Series 2005-A, due August 1, 2010, (iii) the Note Purchase Agreement, dated as of September 26, 2005, among the Company and the holders from time to time party thereto relating to the Company’s Floating Rate Senior Notes, Series 2005-B, due October 30, 2020 and (iv) the Note Purchase Agreement, dated February 9, 2006, among the Company and the holders from time to time party thereto relating to the Company’s euro-denominated 5.177% Senior Notes, Series 2006-A, due February 9, 2011, and sterling-denominated 6.565% Senior Notes, Series 2006-B due February 9, 2011.

“Existing Private Notes” means (i) the 5.92% Senior Notes, Series A, due September 1, 2009 issued by the Company, (ii) the 6.46% Senior Notes, Series B, due September 2011 issued by the Company (iii) the 6.14% Senior Notes, Series 2005-A, due August 1, 2010 issued by the Company, (iv) the Floating Rate Senior Notes, Series 2005-B, due October 30, 2020 issued by the Company, (v) the 5.177% Senior Notes, Series 2006-A, due February 9, 2011 issued by the Company and (vi) the 6.565% Senior Notes, Series 2006-B due February 9, 2011 issued by the Company.

“Existing Public Notes” means the 6.85% Senior Notes due August 1, 2012 issued by the Company.

“Existing Revolving Loans” means the revolving loans outstanding under the Existing Credit Agreement.

“Expiration Date” has the meaning specified in Section 1.4.

“Fair Market Value” means with respect to any Investment, including, without limitation, Pledged Investments, the fair market value of such Investment as required to be determined by, and in accordance with, the Investment Company Act and any orders of the SEC issued to the Company, all as determined by the board of directors of the Company and reviewed by its independent auditors. Fair Market Value for Eligible Structured Product Investments shall be updated quarterly consistent with past practice.

“Fiscal Month” means any fiscal month of the Company.

“Fiscal Quarter” means any fiscal quarter of the Company.

“Fiscal Year” means the fiscal year of the Company for accounting purposes ending on December 31 of each calendar year and when preceded or followed by the designation of a calendar year (e.g., 2009 Fiscal Year means the Fiscal Year of the Company ending on December 31 of such designated calendar year).

“Fitch” means Fitch, Inc. or any successor thereto.

“Fixed Rate Dollar Securities” has the meaning set forth in Section 2.1.

“Fixed Rate Securities” has the meaning set forth in Section 2.1.

“Fixtures” has the meaning set forth in the Security Agreement.

“Floating Rate Dollar Securities” has the meaning set forth in Section 2.1.

“Follow-On Investments” has the meaning assigned to such term in the definition of “Permitted Investment Amount”.

“Foreign Investment Currency” means any Currency of a Permitted Country other than Dollars.

“Foreign Subsidiary” has the meaning set forth in the Collateral Trust Agreement.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means generally accepted accounting principles in effect in the United States applied on a consistent basis, subject to the provisions of Section 1.1(c).

“Global Security” means a global Security in the form of Exhibit A hereto that evidences all or part of any Security and bears the legend set forth in Section 2.15 and is deposited with or on behalf of, and registered in the name of, the Depositary or its nominee.

“Global Security Legend” means the legend set forth in Section 2.15, which is required to be placed on all Global Securities issued under this Indenture.

“Government Obligations” has the meaning set forth in the definition of “Cash Equivalents”.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court or arbitrator and any accounting board or authority (whether or not a part of the government) which is responsible for the establishment or interpretation of national or international accounting principles.

“Grade” means grades 1 through 4, each as determined in accordance with the risk rating scale of the Company, as of any date of determination, and pertaining to any Investment Loan or any Eligible Debt Investment. The Company shall not change such risk rating scale in any manner materially adverse to the Holders without the consent of the Administrative Agent.

“Grade 1 Investment” means any Eligible Debt Investment with a Grade of 1.

“Grade 2 Investment” means any Eligible Debt Investment with a Grade of 2 and any Eligible Debt Investment that is a rated security that has been downgraded from its initial rating.

“Grade 3 Investment” means any Eligible Debt Investment with a Grade of 3 and any Eligible Debt Investment that is a rated security that has not been downgraded from its initial rating.

“Grade 4 Investment” means any Eligible Debt Investment with a Grade of 4.

“Grantor” has the meaning set forth in the Collateral Trust Agreement.

“Guaranteed Obligations” has the meaning set forth in Section 13.1.

“Hedging Agreements” means, with respect to any Person, any agreement entered into to protect such Person against fluctuations in interest rates, or Currency or raw materials values, including, without limitation, any interest rate swap, cap or collar agreement or similar arrangement between such Person and one or more counterparties, any foreign currency exchange agreement, currency protection agreements, commodity purchase or option agreements or other interest or exchange rate or commodity price hedging agreements.

“Holder” means a Person in whose name a Security is registered in the applicable Security Register from time to time.

“Inchoate Liens” means (a) materialmen’s, warehousemen’s, mechanics’ and other Liens arising by operation of law in the ordinary course of business for sums not due or sums that are being contested in good faith with appropriate proceedings and (b) Liens for taxes or other governmental charges not at the time delinquent or thereafter payable without penalty or being contested in good faith with appropriate proceedings.

“Indemnified Liabilities” has the meaning set forth in Section 5.17(a).

“Indemnified Person” has the meaning set forth in Section 5.17(a).

“Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture, except as otherwise provided herein, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively. The term “Indenture” shall also include the terms of particular series of the Securities; provided, however, that, if at any time more than one Person is acting as Trustee under this instrument, “Indenture” shall mean, with respect to any one or more series of Securities for which such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of the or those particular series of Securities for which such Person is Trustee, exclusive, however, of any provisions or terms which relate solely to other series of Securities for which such Person is not Trustee, regardless of when such terms or provisions were adopted, and exclusive of any provisions or terms adopted by means of one or more indentures supplemental hereto executed and delivered after such Person had become such Trustee but to which such Person, as such Trustee, was not a party.

“Indenture Documents” means the “Public Note Documents” as defined in the Collateral Trust Agreement.

“Indenture Party” means the Company and each Subsidiary Guarantor, if any.

“Indenture Secured Parties” means holders of any Obligations.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Security through a Participant.

“Insolvency” means, with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of such term as used in Section 4245 of ERISA.

“Insolvency Event” means with respect to a specified Person, (a) the entry of a decree or order for relief by a court having jurisdiction in the premises in respect of such Person or any substantial part of its property in an involuntary case under any applicable Insolvency Law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its property, or ordering the winding-up or liquidation of such Person’s affairs, and such decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive days; or (b) the commencement by such Person of a voluntary case under any applicable Insolvency Law now or hereafter in effect, or the consent by such Person to the entry of an order for relief in an involuntary case under any such law, or the consent by such Person to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its property, or the making by such Person of any general assignment for the benefit of creditors, or the failure by such Person generally to pay its debts as such debts become due, or the taking of action by such Person in furtherance of any of the foregoing.

“Insolvency Laws” means the Bankruptcy Code and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, suspension of payments, or similar debtor relief laws from time to time in effect affecting the rights of creditors generally.

“Interest Expense” means, with respect to the Company and its Consolidated Subsidiaries, and for any period, the total consolidated interest expense (including, without limitation, capitalized interest expense and interest expense attributable to obligations under Capital Leases) payable in cash of the Company and its Consolidated Subsidiaries and in any event shall include all interest expense payable in cash with respect to any Debt in respect of which any of the Company or its Consolidated Subsidiaries is wholly or partially liable; provided that for the purposes of determining Interest Expense for the period of four consecutive Fiscal Quarters of the Company ending on each of September 30, 2010, December 31, 2010 and March 31, 2011, Interest Expense for the relevant period shall be deemed to equal Interest Expense for such Fiscal Quarter (and, in the case of the latter two such determinations, each previous Fiscal Quarter commencing after the Closing Date) multiplied by 4, 2 and 4/3, respectively.

“Interest Payment Date” means the date specified for that purpose in the Securities.

“Interest Period” means, with respect to any Floating Rate Dollar Security:

a.	initially, the period commencing on and including the Closing Date and ending [ ] months thereafter; and

b.	thereafter, each period commencing on the last day of the immediately preceding Interest Period and ending one, two, three or six months thereafter, as selected by the Company by irrevocable notice as set forth in an Officers’ Certificate delivered to the Trustee (who shall provide notice to Holders of such ending date within two Business Days of such delivery) and publicly filed with the SEC not less than two (2) Business Days prior to the last day of the then current Interest Period with respect thereto; provided that the foregoing provisions are subject to the following:

i.	if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day;

ii.	any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the relevant calendar month;

iii.	if the Company shall fail to give notice as provided above, the Company shall be deemed to have selected an Interest Period ending three months after the immediately preceding Interest Period; and

iv.	any Interest Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date.

“Inventory” has the meaning set forth in the Security Agreement.

“Investment” means any investment in any Person, whether by means of purchase or acquisition of obligations or securities of such Person, capital contribution to such Person, loan or advance to such Person, making of a time deposit with such Person, guarantee or assumption of any obligation of such Person, the provision of Staple Financing to such Person, causing the issuance of a letter of credit to support obligations of such Person, or otherwise.

“Investment Company Act” means the Investment Company Act of 1940, as amended from time to time, and all rules and regulations promulgated thereunder.

“Investment Loan” means any commercial mortgage backed security or collateralized debt obligation security or senior or subordinate loan arising from the extension of credit to an Obligor by the Company or a Subsidiary of the Company in the ordinary course of business of the Company or such Subsidiary of the Company (including, without limitation, monies due or owing and all other amounts received from time to time with respect to such loan receivable).

“Investments in Equity Instruments” means each Investment owned by the Company or any Consolidated Subsidiary in (a) common stock, partnership interests or membership interests of any Person and that is classified as “Common Stock,” “Partnership Units” or “Membership Units” on the consolidated schedule of investments of the Company for the then most recently ended Fiscal Quarter, (b) preferred stock (other than redeemable preferred stock) of any Person and that is classified as “Preferred Stock” on the consolidated schedule of investments of the Company for the then most recently ended Fiscal Quarter, (c) redeemable preferred stock of any Person and that is classified as “Redeemable Preferred Stock” on the consolidated schedule of investments of the Company for the then most recently ended Fiscal Quarter and (d) warrants to purchase common stock, partnership interests or membership interests of any Person and that is classified as “Common Stock Warrants,” “Partnership Unit Warrants” or “Membership Unit Warrants” on the consolidated schedule of investments of the Company for the then most recently ended Fiscal Quarter.

“Judgment Currency” has the meaning specified in Section 1.16(b).

“LIBOR” means with respect to each day during each Interest Period, the rate per annum determined on the basis of the rate for deposits in Dollars for a period equal to such Interest Period commencing on the first day of such Interest Period appearing on the Reuters Screen LIBOR 01 Page as of 11:00 A.M., London time, two Business Days prior to the beginning of such Interest Period. In the event that such rate does not appear on such page (or otherwise on such screen), the “LIBOR” shall be determined by reference to the comparable rate published by the Wall Street Journal. In the event that such rate does not appear in the Wall Street Journal, the “LIBOR” shall be determined by reference to the comparable rate appearing in the Company’s largest (measured by outstanding Debt and commitments in respect of Debt) agreement governing Debt containing a comparable rate, as set forth in an Officers’ Certificate delivered to the Trustee. In the event no such agreement exists, the “LIBOR” shall be determined by reference to such other comparable publicly available service for displaying eurodollar rates as may be selected in good faith by resolution of the Company’s Board of Directors, as set forth in an Officers’ Certificate delivered to the Trustee. Notwithstanding the foregoing, LIBOR shall not be less than 2% per annum on any day.

“LIBOR Rate” means a rate per annum (rounded upwards, if necessary, to the next higher 1/100th of 1%) determined by the Trustee pursuant to the following formula:

LIBOR Rate =	LIBOR
1.00 - LIBOR Reserve Percentage

“LIBOR Reserve Percentage” means for any day, the percentage (expressed as a decimal and rounded upwards, if necessary, to the next higher 1/100th of 1%) which is in effect for such day as prescribed by the Federal Reserve Board (or any successor) for determining the maximum reserve requirement (including without limitation any basic, supplemental or emergency reserves) in respect of eurocurrency liabilities, as defined in Regulation D of such Board as in effect from time to time, or any similar category of liabilities for a member bank of the Federal Reserve System in New York City, as reflected in Regulation D (12 C.F.R. 204.4(f), available at www.federalreserve.gov).

“Lien” means, with respect to any asset, any mortgage, deed to secure debt, deed of trust, lien, pledge, charge, security interest, security title, preferential arrangement which has the practical effect of constituting a security interest or encumbrance, servitude or encumbrance of any kind in respect of such asset to secure or assure payment of a Debt or a guarantee, whether by consensual agreement or by operation of statute or other law, or by any agreement, contingent or otherwise, to provide any of the foregoing. For the purposes of this Indenture, a Person shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease or other title retention agreement relating to such asset.

“Loan” means the loans borrowed under the Credit Agreement on the Closing Date, and Permitted Refinancing Debt in respect thereof.

“Management Contract” has the meaning set forth in Section 6.3(d).

“Managementsub” has the meaning set forth in Section 6.3(d).

“Managementsub Parent” has the meaning set forth in Section 5.14.

“Margin Stock” means “margin stock” as defined in Regulations T, U or X of the Board of Governors of the Federal Reserve System, as in effect from time to time, together with all official rulings and interpretations issued thereunder.

“Material Adverse Change” means with respect to any Person, any material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of such Person.

“Material Adverse Effect” means with respect to any event or circumstance, a material adverse effect on (a) the business, condition (financial or otherwise), operations, performance, properties or prospects of the Company and its Consolidated Subsidiaries, taken as a whole, (b) the validity, enforceability or collectability of this Indenture or any other Indenture Document, or (c) the ability of (i) the Company to perform any of its obligations under this Indenture or any other Indenture Document or (ii) any other Indenture Party to perform its payment obligations under this Indenture or any other Indenture Document.

“Materials of Environmental Concern” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous, radioactive or toxic substances, materials, or wastes, regulated pursuant to or that give rise to liability under any Environmental Law, including, without limitation, asbestos, polychlorinated biphenyls, toxic mold and urea-formaldehyde insulation.

“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption, notice of election to seek repayment or otherwise.

“Maturity Date” means December 31, 2013.

“Minimum Net Proceeds” has the meaning set forth in Section 6.3(d).

“Monthly Report” has the meaning set forth in Section 5.1(c).

“Moody’s” means Moody’s Investors Service, Inc., or any successor thereto.

“Mortgaged Properties” means the real properties, if any, as to which the Collateral Trustee for the benefit of the Secured Parties shall be granted a Lien pursuant to the Mortgages.

“Mortgages” means each of the mortgages and deeds of trust made by any Indenture Party in favor of, or for the benefit of, the Collateral Trustee for the benefit of the Secured Parties, in the Administrative Agent’s standard form for the applicable jurisdiction (modified in a manner consistent with the Collateral Trust Agreement to run in favor of the Collateral Trustee, for the benefit of the Secured Parties, to secure the Secured Obligations).

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA as to which any member of the Controlled Group has any liability (contingent or otherwise), including, without limitation, by reason of Sections 4201, 4204 or 4212 of ERISA.

“Net Cash Proceeds” means (a) in connection with any Disposition, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of attorneys’ fees, accountants’ fees, investment banking fees, brokers’ fees, amounts required to be applied to the repayment of indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Disposition (other than any Lien pursuant to a Security Document) and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and (b) in connection with any issuance or sale of Capital Stock or any incurrence of Debt, the cash proceeds received from such issuance or incurrence, net of attorneys’ fees, accountants’ fees, investment banking fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith. For the avoidance of doubt, proceeds reinvested in Staple Financings are excluded from Net Cash Proceeds and included only in the periods in which and to the extent that Staple Financing is repaid or redeemed by the underlying obligor.

“Net Equity Value” of any Eligible On-Balance Sheet Securitization means, as of any date of determination thereof and without duplication, the sum of (i) the Fair Market Value of all Investments, other than Grade 1 Investments, owned by the applicable Securitization Issuer and (ii) cash and Cash Equivalents owned by the applicable Securitization Issuer, less the outstanding principal amount of all Debt issued by the applicable Securitization Issuer and owed to any Person other than the Company or any of its Subsidiaries as of such date.

“Net Income” means, as applied to any Person for any period, the aggregate amount of net income of such Person, after taxes, for such period, as determined in accordance with GAAP.

“Notice of Acceleration” has the meaning set forth in the Collateral Trust Agreement.

“Obligations” means the “Public Note Obligations” as defined in the Collateral Trust Agreement.

“Obligor” means with respect to any Investment, the Person or Persons obligated to make payments pursuant to such Investment, including any guarantor thereof.

“OECD” means the Organization for Economic Co-operation and Development.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Offering Memorandum” means the Company’s Confidential Out-of-Court Exchange Offering Memorandum and Solicitation of Consents and Disclosure Statement and Solicitation of Votes Related to an In-Court Standby Prepackaged Plan of Reorganization, dated [May 3], 2010.

“Officers’ Certificate” means a certificate signed in the name of the Company (1) by the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer (or, in each case, any permitted designee of such Person as may be identified as such in a writing delivered to the Trustee from time to time), and (2) by any President, any Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Company, and delivered to the Trustee. One of the officers signing a Compliance Certificate shall be the Chief Executive Officer or Chief Financial Officer of the Company.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Company.

“Outstanding”, when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii) Securities for whose payment or redemption or repayment money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided, that if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or irrevocable instructions from the Company therefore have been delivered to the Trustee; and

(iii) Securities in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, (A) except as otherwise set forth in this Indenture, the principal amount of a Security denominated in one or more foreign currencies or currency units that shall be deemed to be Outstanding shall be the Dollar equivalent (calculated using the Closing Date Exchange Rate) of such Security and (B) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities that a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

“Participant” means, with respect to the Depositary, a Person who has an account with the Depositary.

“PATRIOT Act” has the meaning set forth in Section 3.22.

“Paying Agent” means any Person authorized by the Company to pay the principal of or interest on any Securities or any fee or other amount payable under this Indenture on behalf of the Company.

“PBGC” means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

“Penalty Amortization Amount” has the meaning set forth in Section 2.2(d).

“Permitted Country” means (a) with respect to Portfolio Investments in existence on the Closing Date and Follow-On Investments, each of Australia, Austria, Belgium, British Virgin Islands, Canada, Channel Islands, Cayman Islands, China, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Japan, Luxembourg, Portugal, Spain, Sweden, the Netherlands, the United Kingdom or the United States, in each case to the extent the relevant issuer or Obligor is organized under the laws of such country and (b) with respect to Portfolio Investments made after the Closing Date (other than Follow-On Investments), Canada, France, Germany, the United Kingdom or the United States.

“Permitted Investment Amount” means, at any time, an amount equal to the excess of (A) the sum, without duplication of (i) Realized Proceeds received after the Closing Date that are not required to be applied to prepay or redeem the Loans or the Securities, (ii) the April 2010 Equity Issuance Proceeds, (iii) Net Cash Proceeds received by the Company from the issuance of Company Qualified Stock after the Closing Date that are not required to be applied to prepay or redeem the Loans or the Securities, (iv) the portion of Excess Cash Flow for any Fiscal Year (or, in the case of Fiscal Year 2010, the portion thereof beginning on the first day of the first Fiscal Month after the Closing Date and ending on the last day of such Fiscal Year) that is not required to prepay or redeem the Loans or the Securities and (v) the amount by which the Closing Date Cash exceeds the amount of the April 2010 Equity Issuance Proceeds (provided that (x) the amount described in this clause (v), if used to make or fund Investments, may be used only to fund additional Investments in Portfolio Investments existing on the Closing Date (“Follow-On Investments”) and (y) for avoidance of doubt, amounts described in the preceding clauses (i) through and including (iv) may be used to make Follow-On Investments) as of such time less (B) the amount used to make Investments pursuant to Section 6.4(a) and Section 6.5(g) and Repurchases of the Loans and the Securities pursuant to Section 2.4(d) and Section 6.12 as of such time. Any permitted Staple Financing provided by the Company or any of its Subsidiaries shall not reduce the Permitted Investment Amount.

“Permitted Liens” means with respect to the Company’s interest in the Related Property related to any Investment, any of the following as to which no enforcement, collection, execution, levy or foreclosure proceedings shall have been commenced: (a) materialmen’s, warehousemen’s, mechanics’ and other liens arising by operation of law in the ordinary course of business for sums not due or sums that are being contested in good faith, (b) Liens for federal, state, municipal and other taxes if such taxes are not at the time due and payable or if the Obligor shall currently be contesting the validity thereof in good faith by appropriate proceedings, (c) Liens held by senior lenders with respect to Investments in subordinated or junior lien debt, (d) Liens in favor of a collateral agent on behalf of all noteholders of the related Obligor, and (e) other Liens permitted under the documents in respect of the related Investment.

“Permitted Refinancing Debt” means with respect to the Securities or the Loans (in this context, “Refinanced Debt”), Debt of the Company that satisfies the following conditions: (i) such Debt is unsecured or, if such Debt is secured, the intercreditor arrangements with respect to such Debt are at least as favorable (as determined by a resolution adopted in good faith by a majority of the board of directors of the Company as set forth in an Officers’ Certificate delivered to the Trustee) to the holders of the Obligations as are set forth in the Collateral Trust Agreement and the Security Documents, (ii) the principal amount of such Debt is no greater than the sum of the principal amount of the Refinanced Debt plus accrued and unpaid interest thereon and any fees and premiums arising or paid in connection with such refinancing, (iii) such Debt has no required (scheduled and mandatory) principal payments, redemptions, defeasances or repurchases that are greater than or earlier than those under the Refinanced Debt, (iv) the terms of such Debt are not more restrictive or burdensome on the Company and its Consolidated Subsidiaries, in any material respect, than the terms of the Refinanced Debt, (v) if required to be guaranteed, such Debt is guaranteed only by Subsidiary Guarantors pursuant to guarantee provisions consistent with the guarantee provisions in this Indenture, (vi) the effective interest rate (including fees and original issue discount) applicable to such Debt is no higher than the effective interest rate on the Refinanced Debt and (vii) any covenants and events of default contained in such Debt that are more restrictive than those in the Refinanced Debt, and any other provisions of such Debt that are more favorable to the holders thereof than those in the Refinanced Debt, shall be incorporated mutatis mutandis in this Indenture (and the Company agrees to notify promptly the Trustee in reasonable detail of any such more restrictive covenants and events of default or more favorable other provisions).

“Permitted Securitization Transaction” means:

(a) each BLT Securitization Transaction as to which and for so long as all Securitization Retained Security Investments issued in connection with such BLT Securitization Transaction are owned by the Company or any other Indenture Party and, together with the proceeds thereof, are subject to a first priority security interest (subject only to Inchoate Liens) created by the Security Documents; provided that failure of the Company or any other Indenture Party to own any such Securitization Retained Security Investments during the period provided by Section 5.16(a) shall not cause such BLT Securitization Transaction to fail to constitute a Permitted Securitization Transaction and; provided, further, that in no event shall the failure of the Company or any other Indenture Party to own any such Securitization Retained Security Investments cause such BLT Securitization Transaction to cease to constitute a Permitted Securitization Transaction for the purposes of Section 6.1(e) or Section 6.2(b); and

(b) any transaction or series of transactions entered into by the Company and/or any of its Subsidiaries in connection with an on-balance sheet Securitization Transaction pursuant to which the Company and/or any of its Subsidiaries may sell, convey or otherwise transfer to an SPE Subsidiary and such SPE Subsidiary may sell, convey or otherwise transfer or grant a security interest in, any Investment Loan or any portion thereof or interest therein and related rights and assets (whether now existing or arising in the future); provided that:

(i)	no Event of Default described in Section 7.1(a) or (e) has occurred and is continuing and the Company is in compliance with Section 5.9 at the time of entering into such Permitted Securitization Transaction and, after giving effect to such Permitted Securitization Transaction on a pro forma basis, no Event of Default shall result therefrom;

(ii)	no portion of Debt or any other obligations (contingent or otherwise) of an SPE Subsidiary or other Person in connection with such Permitted Securitization Transaction (i) is guaranteed by the Company or its Subsidiaries (excluding Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or its Subsidiaries (other than the relevant SPE Subsidiaries) for payment other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or its Subsidiaries (other than the relevant SPE Subsidiaries), directly or indirectly, contingently or otherwise, to the satisfaction of obligations incurred in such transactions, other than pursuant to Standard Securitization Undertakings;

(iii)	the Company and its Subsidiaries (other than the relevant SPE Subsidiaries) do not have any obligation to maintain or preserve the financial condition of the applicable SPE Subsidiaries, or any other Person in connection with such transaction or cause such SPE Subsidiaries to achieve certain levels of operating results; and

(iv)

all Securitization Retained Security Investments issued in connection with such on-balance sheet Securitization Transactions are owned by the Company or other Indenture Party and, together with the proceeds thereof, are subject to a first priority security interest (subject only to Inchoate Liens) created by the Security Documents; provided that this condition (iv) will be deemed met if all Securitization Retained Security Investments issued in connection with such on-balance sheet Securitization Transaction shall, within 45 Business Days following the issuance of such Securitization Retained Security Investments on the closing of such on-balance sheet Securitization Transaction, be owned by the Company or any other Indenture Party and, together with the proceeds thereof, be subject to a first priority security interest (subject only to Inchoate Liens) created by the Security Documents; provided, further, that if the requirement under this clause (iv) could reasonably be expected to (x) result in material adverse tax consequences to the Company under the Code or (y) have a material adverse effect on (i) the monetary benefits reasonably expected to be derived by the Company from such on-balance sheet Securitization Transaction or (ii) the ability of the Company to implement a desired structure for such Transaction necessary for valid business purposes or for regulatory, tax or other legal compliance purposes, in each case as determined by the Company in its reasonable business judgment and certified to the Collateral Trustee, then such Securitization Retained Security Investments may be held by a non-Indenture Party which is a Wholly Owned Subsidiary of the Company, all of the Capital Stock of which is held by a Indenture Party and, together with the proceeds thereof, subject to a first priority security interest (subject to only Inchoate Liens) created by the Security Documents.

“Person” means an individual, a corporation, a limited liability company, a partnership (including without limitation, a joint venture), an unincorporated association, a trust or any other entity or organization, including, but not limited to, a government or political subdivision or an agency or instrumentality thereof.

“Place of Payment”, when used with respect to the Securities, means the place or places where the principal of and interest on the Securities and fees and other amounts payable under this Indenture are payable as specified in the Securities.

“Plan” means, at any time, a Single Employer Plan or a Multiemployer Plan.

“Pledged Investments” means all Investments owned by the Company or any Consolidated Subsidiary pledged or otherwise encumbered by the Company or such Consolidated Subsidiary as security for a Secured Debt Obligation.

“Pledged Notes” has the meaning set forth in the Security Agreement.

“Pledged Stock” has the meaning set forth in the Security Agreement.

“Portfolio Investment Information” has the meaning set forth in Section 5.22.

“Portfolio Investments” means Investments (other than Investments in Cash Equivalents) made by the Company or any of its Subsidiaries in the ordinary course of business and consistent with practices existing on December 31, 2009 as updated from time to time consistent with reasonable industry practices in a Person that is accounted for under GAAP as in effect on the Closing Date as a portfolio investment of the Company or such Subsidiary. For the avoidance of doubt and in accordance with GAAP as in effect on the Closing Date, Portfolio Investments include, without limitation, Investments in structured products (such as CLOs and CDOs), debt and equity securities and loans. Notwithstanding the foregoing, Portfolio Investments do not include Investments made by the Company or any of its Subsidiaries in equity and debt securities issued in on-balance sheet Securitization Transactions.

“Prepayment Deposit Account” means account no. [            ] titled “ACAS Prepayment Deposit Account” maintained in the name of the Company with U.S. Bank National Association, as depositary, which Deposit Account shall be subject to a Deposit Account Control Agreement in favor of the Collateral Trustee. Except as provided in Section 2.4(c), the Company and its Subsidiaries shall have no rights (including, without limitations, to make withdrawals from or give instructions) with regards to the Prepayment Deposit Account or any funds contained therein.

“Prepayment Deposit Balance” means, with respect to events occurring in any Fiscal Quarter, an amount equal to the additional amount required to be deposited in the Prepayment Deposit Account such that the total amount on deposit in the Prepayment Deposit Account following the deposit of such additional amount is equal to the aggregate principal amount of the Securities required to be redeemed pursuant to Section 2.4(b) and the Loans required to be prepaid pursuant to the corresponding provision of the Credit Agreement, in each case in connection with events that have occurred in such Fiscal Quarter.

“Prepayment Deposit Excess Amount” means, with respect to amounts deposited in the Prepayment Deposit Account pursuant to Section 2.4(c)(i) in connection with events occurring in any Fiscal Quarter, an amount equal to the excess of such amount over the amount that is required to be applied to the repayment of the Loans and the redemption of Securities as set forth in the Quarterly Prepayment Schedule delivered with respect to such Fiscal Quarter.

“Prepayment Percentage” means, as of any date of determination, the percentage set forth in the grid below opposite the aggregate principal amount of outstanding Loans and Outstanding Securities of all series on such date:

Aggregate Outstanding Principal Amount of Loans and Securities	Prepayment Percentage
≥$950,000,000	50%
< $950,000,000	25%

“Pro Forma Balance Sheet” has the meaning set forth in Section 3.1(a).

“Prohibited Transaction” has the meaning assigned to such term in Section 406 of ERISA and Section 4975(f)(3) of the Code.

“Properties” has the meaning set forth in Section 3.24(a).

“Quarterly Prepayment Schedule” means a schedule setting forth in reasonable detail the calculation used by the Company in determining the amounts required to be applied to the redemption of the Securities pursuant to Section 2.4(b) and Loans required to be repaid pursuant to the corresponding provisions of the Credit Agreement, in each case in connection with events that have occurred during the Fiscal Quarter for which such Quarterly Prepayment Schedule is being delivered.

“Quarterly Report” has the meaning set forth in Section 5.1(c).

“rate(s) of exchange” has the meaning specified in Section 1.16(d).

“Realized Proceeds” means (i) Net Cash Proceeds received by the Company or any Subsidiary (including dividends and distributions received by the Company or any Subsidiary from Dispositions of Capital Stock or assets by Portfolio Investments) from the Disposition of any Portfolio Investment (including debt, equity and structured product assets), (ii) voluntary prepayments received in cash from any Portfolio Investment consisting of Debt (other than Debt under a revolving credit commitment to the extent the credit commitments under such revolving credit commitment are not permanently reduced or terminated at such time) and (iii) payments received in cash at or after the scheduled final maturity of any Investment Loan.

“Redemption Date”, when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Security to be redeemed, means the price at which such Security is to be redeemed pursuant to this Indenture.

“Regular Record Date” for the interest payable on any Interest Payment Date on the Securities means the date specified for that purpose in the Securities.

“Related Property” means with respect to any Investment, any property or other assets of the Obligor thereunder pledged as collateral to secure the repayment of such Investment.

“Reorganization” means, with respect to any Multiemployer Plan, the condition that such Plan is in reorganization within the meaning of such term as used in Section 4241 of ERISA.

[“Reorganization Plan” means the Plan of Reorganization of the Company pursuant to Chapter 11 of the Bankruptcy Code including, without limitation, all exhibits, supplements, appendices and schedules thereto, either in its present form or as the same may be altered, amended or supplement from time to time in accordance with the provisions of the Bankruptcy Code and the terms of the Reorganization Plan.]2

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than those events as to which the thirty (30) day notice period is waived under PBGC Reg. §4043.

“Repurchase” means, with respect to any Debt, any payment, prepayment, redemption, purchase, repurchase, defeasance, exchange, conversion or other acquisition or retirement for value of such Debt (each, a “Retirement”), in each case other than Retirements that constitute scheduled payments and redemptions and mandatory prepayments, purchases and redemptions of such Debt. “Repurchased” shall have a corresponding meaning.

“Required Holders” means, as of any date of determination, Holders holding in the aggregate greater than 50% of the total Outstanding principal amount of all of the Securities (acting together as a single class).

“Responsible Officer” means (a) when used with respect to the Company, any Executive Vice-President, any Senior Vice President, any President, any Vice President, the Chief Executive Officer or the Chief Financial Officer of the Company and (b) when used with respect to the Trustee, means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and/or who shall have direct responsibility for the administration of this Indenture.

“Restricted Beneficial Holder” means each beneficial holder of a Security that has elected to receive the information set forth in Section 5.1(c), Section 5.2, Section 5.6(b) and Section 5.6(c) by delivering a confidentiality agreement to the Company, with a copy to the Trustee, in the form set forth as Exhibit C, which confidentiality agreement has not been terminated or revoked, has not expired and remains in full force and effect.

“Restricted Cash” means cash and Cash Equivalents that are subject to a Lien (other than Liens created under this Indenture or the other Indenture Documents).

“Restricted Payment” means (a) any dividend or other distribution on any shares of the Company’s or any Subsidiary’s Capital Stock (except dividends payable solely in shares of the Company’s common stock, including Company Qualified Stock) or (b) any payment on account of the purchase, redemption, retirement or acquisition of (i) any shares of the Company’s or any Subsidiary’s Capital Stock (except payments in the form of Company’s Qualified Stock) or (ii) any option, warrant or other right to acquire shares of the Capital Stock of the Company or any Subsidiary. For the avoidance of doubt, purchases of common stock of the Company held in the Company’s deferred compensation trusts shall not constitute a Restricted Payment.

“Retained Cash” means, at any time, an amount equal to the sum of (i) Net Cash Proceeds from issuance of Capital Stock, (ii) Realized Proceeds and (iii) the portion of Excess Cash Flow for any Fiscal Year, in each case of (i), (ii) and (iii) above that are not required to be applied to the repayment of the Loans pursuant to the Credit Agreement or the redemption of the Securities pursuant to this Indenture.

“Retirement” or “Retired” has the meaning set forth in the definition of “Repurchase”.

[2]	For Standby Plan Indenture only.

“RIC” means a Person qualifying for treatment as a “regulated investment company” under the Code (including the availability of the dividends paid deduction).

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

“Scheduled Amortization Amount” has the meaning set forth in Section 2.2(a).

“SEC” means the United States Securities and Exchange Commission and any successor federal agency.

“Secondary Realized Proceeds” means Realized Proceeds from any Portfolio Investment if the making of such Portfolio Investment was funded with Retained Cash.

“Secured Creditors” has the meaning set forth in the Collateral Trust Agreement.

“Secured Debt” means, as of any date, an amount equal to the sum, as of such date, of (i) the aggregate principal amount outstanding of the Loans and the Securities on such date and (ii) the amount of obligations outstanding under any Existing Hedging Obligations following a termination event thereunder that appear as a liability on the consolidated balance sheet of the Company on such date; in each case to the extent such obligations are purported to be secured by the Collateral pursuant to the Security Documents.

“Secured Obligations” has the meaning set forth in the Collateral Trust Agreement.

“Secured Parties” has the meaning set forth in the Collateral Trust Agreement.

“Securities” has the meaning set forth in Section 2.1.

“Securities Account” has the meaning set forth in the Security Agreement.

“Securities Account Control Agreement” has the meaning set forth in the Security Agreement.

“Securities Act” means the Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time.

“Securities Ratable Share” at any time means the percentage equivalent of (i) the aggregate Outstanding principal amount of Securities of all series divided by (ii) the sum of the aggregate principal amount of (x) Loans outstanding at such time and (y) all series of Securities Outstanding at such time.

“Securitization Issuer” means an SPE Subsidiary or other special purpose entity that is the issuer of asset-backed securities in a Securitization Transaction.

“Securitization Retained Security Investments” means Investments made by the Company or any Subsidiary in debt or equity securities (including Capital Stock) issued by a SPE Subsidiary in connection with an on-balance sheet Securitization Transaction.

“Securitization Transaction” means any financing transaction undertaken by the Company or an Affiliate of the Company that is secured, directly or indirectly, by one or more Investment Loans or any portion thereof or interest therein and related rights and assets, including any sale, lease, whole loan sale, asset securitization, secured loan or other transfer of one or more Investment Loans or any portion thereof and related rights and assets or interest therein.

“Security Agreement” has the meaning set forth in the Collateral Trust Agreement.

“Security Documents” means the Trust Security Documents as defined in the Collateral Trust Agreement.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 2.19.

“Single Employer Plan” means any employee pension benefit plan (as defined in Section 3(2) of ERISA) (other than a Multiemployer Plan) which is subject to Title IV of ERISA or the minimum funding standards under ERISA and the Code and in respect of which the Company or any member of the Controlled Group is (or if such Single Employer Plan were terminated would under Section 4062 or 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“SPE Subsidiary” means a special purpose entity that is a Wholly Owned Subsidiary of the Company, created for the sole purpose of, and whose only business shall be, acquisition of Investment Loans pursuant to a Securitization Transaction and those activities incidental or related to a Securitization Transaction including, without limitation, the issuances of securities in connection with such Securitization Transaction.

“Special Record Date” for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 2.21.

“Standard Securitization Undertakings” means representations, warranties, covenants, guarantees and indemnities entered into by the Company or its Subsidiaries that are reasonably customary in Securitization Transactions and transactions similar to ACE Transactions.

“Staple Financing” means any Debt financing provided by the Company and its Subsidiaries to a Portfolio Investment that finances the acquisition by any Person of such Portfolio Investment or any portion thereof from the Company or its Subsidiaries or any other Portfolio Investments (other than ECAS); provided that (i) the Disposition financed thereby generates positive Net Cash Proceeds, (ii) such Debt financing shall rank at least as senior (including with respect to contractual subordination, structural subordination and effective subordination (to the extent of value of any collateral or otherwise), whether direct or indirect) as the Portfolio Investment or portion thereof subject to such Disposition, (iii) such financing shall be provided contemporaneously with the related Disposition and (iv) such Debt financing may include customary “equity kickers” consistent with the Company’s past practices intended to enhance the Company’s and its Subsidiaries’ return on the Debt portion of such financing.

“Staple Financing Amount” means, on any date of determination, the amount equal to the greater of (x) $300,000,000 (or such greater amount as shall be consented to by the Administrative Agent in its sole discretion) and (y) 40% of the gross proceeds (including, without duplication, the amount of any Staple Financing provided to finance the Disposition of a Portfolio Investment) received by the Company and its Subsidiaries during the consecutive twelve-month period ending on such date (inclusive of such date) from Dispositions of Portfolio Investments.

“Stated Maturity” means, when used with respect to any Security, or any installment of principal thereof or interest thereon, or any other amount payable under this Indenture or the Securities, the date specified in this Indenture or such Security as the regularly scheduled date on which the principal of such Security, such installment of principal or interest, or such other amount, is due and payable.

“Steering Committees” means the Private Notes Steering Committee and the Public Notes Steering Committee (as each such term is defined in the Offering Memorandum).

“Sterling” and “£,” means pounds sterling in lawful currency of the United Kingdom.

“Sterling Securities” has the meaning set forth in Section 2.1.

“Subordinated Debt” means Debt of the Company and its Subsidiaries that (i) is fully subordinated, without qualification or contingency and otherwise in right of payment, in right to participate in liquidating distributions and in all other relevant respects to the obligations and indebtedness now or hereafter owed by the Company to the Trustee and the Holders under the Indenture Documents, or either of them, (ii) is unsecured and (iii) requires no principal payments prior to the date that is twelve months after the Maturity Date, all pursuant to instruments reasonably satisfactory in form and substance to the Required Holders.

“Subsidiary” means, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Indenture shall refer to a Subsidiary or Subsidiaries of the Company; provided that the term “Subsidiary” shall not include any Person an Investment in which constitutes a Portfolio Investment.

“Subsidiary Entity” means, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a “Subsidiary Entity” or to “Subsidiary Entities” in this Indenture shall refer to a Subsidiary Entity or Subsidiary Entities of the Company.

“Subsidiary Guarantor” means any Subsidiary of the Company that is a party to this Indenture.

“Total Closing Payment” means the settlement payment paid by the Company on the Closing Date of $960,000,000.

“Total Pledged Assets” means as of any date of determination, without duplication, an amount equal to the sum as of such date of (a) cash and Cash Equivalents of the Company and the Subsidiary Guarantors, (b) Available Debt Assets, (c) Available Equity Assets, (d) Available Debt Securitization Assets and (e) Available Structured Product Assets.

“Transactions” means (a) the execution, delivery and performance by each Indenture Party of the Indenture Documents and Credit Agreement Documents to which it is to be a party, (b) the payment of the Total Closing Payment and the Excess Closing Payment, if any, (c) the implementation of [the Reorganization Plan and]3 the Debt Restructuring and (d) the payment of fees and expenses in connection with the Debt Restructuring.

“Trust Indenture Act” means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

“UCC” has the meaning set forth in the Security Agreement.

[3]	For Standby Plan Indenture only.

“United States” means the United States of America.

“Unpledged Eligible Equity Investments” means Investments in Equity Instruments existing on the Closing Date that, as of March 31, 2010, had in an aggregate Fair Market Value of not more than $62,000,000, but including any Investments in Equity Instruments received as a dividend or other distribution with respect thereto.

“Vehicles” has the meaning set forth in the Security Agreement.

“Vice President”, when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.

“VIX Index” means the Chicago Board Options Exchange Volatility Index as calculated and publicly reported by the Chicago Board Options Exchange (CBOE) from time to time.

“Wholly Owned Subsidiary” means any Subsidiary all of the Capital Stock of which (except directors’ qualifying shares) is at the time directly or indirectly owned by the Company.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Title IV of ERISA.

Section 1.2 Compliance Certificates and Opinions. Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required [herein]4 [and under the Trust Indenture Act]5. Each such certificate or opinion shall be given in the form of an Officers’ Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for Compliance Certificates) shall include:

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, s/he has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 1.3 Form of Documents Delivered to Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

[4]	For Exchange Offers Indenture only.
[5]	For Standby Plan Indenture only.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which such officer’s certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 1.4 Acts of Holders; Record Dates.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed (which may be electronically signed via PDF or facsimile) by such Holders in person or by agent duly appointed in writing (which may be in electronic form); and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 8.1) conclusive in favor of the Trustee and the Company, if made in a manner satisfactory to the Trustee.

(b) For the purposes of any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security provided by this Indenture to be given, made or taken by Holders, all series of Outstanding Securities affected by such request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder shall collectively be treated as a single series of Securities.

(c) The ownership of Securities shall be proved by the Security Registers.

(d) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

(e) The Company may, in the circumstances permitted by the Trust Indenture Act, set any day as the record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver, or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities of such series. With regard to any record date set pursuant to this paragraph, the Holders of Outstanding Securities of the relevant series on such record date (or their duly appointed agents), and only such Persons, will be entitled to give or take the relevant action, whether or not such Holders remain Holders after such record date. With regard to any action that may be given or taken hereunder only by Holders of a requisite principal amount of Outstanding Securities of any series (or their duly appointed agents) and for which a record date is set pursuant to this paragraph, the Company may, at its option, set an Expiration Date after which no such action purported to be given or taken by any Holder will be effective hereunder unless given or taken on or prior to such Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series (or their duly appointed agents) on such record date. On or prior to any Expiration Date set pursuant to this paragraph, the Company may, on one or more occasions at its option, extend such date to any later date. Nothing in this paragraph will prevent any Holder (or any duly appointed agent thereof) from giving or taking, after any such Expiration Date, any action identical to, or, at any time, contrary to or different from, the action or purported action to which such Expiration Date relates, in which event the Company may set a record date in respect thereof pursuant to this paragraph. Nothing in this Section will be construed to render ineffective any action taken at any time by the Holders (or their duly appointed agents) of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is so taken.

(f) Notwithstanding any other provision of this Indenture, the Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to join in the giving or making of (i) any declaration of acceleration referred to in Section 7.2, (ii) any request to institute proceedings referred to in Section 7.7(b) or (iii) any direction referred to in Section 7.12, in each case with respect to Securities of such series. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of such series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided, however, that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 1.6.

(g) With respect to any record date set pursuant to this Section, the party hereto that sets such record dates may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided, however, that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities of the relevant series in the manner set forth in Section 1.6, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day after the applicable record date.

(h) Without limiting the foregoing, a Holder entitled to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security, or by one or more duly appointed agents each of which may take such action pursuant to such appointment with regard to all or any part of such principal amount.

Section 1.5 Notices, Etc., to Trustee, Company and Subsidiary Guarantors. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with:

(a) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, Attention: American Capital Ltd., Administrator, or via facsimile to 612-217-5651;

(b) the Company or any Subsidiary Guarantor by the Trustee or by any Holder shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Company addressed to it at the address of its principal office specified in the first paragraph of this Indenture, or at any other address previously furnished in writing to the Trustee by the Company, or via facsimile to (301) 654-6714; or

(c) the Collateral Trustee by the Trustee shall be sufficient for every purpose hereunder if made, given, furnished or filed as specified in the Collateral Trust Agreement.

Section 1.6 Notice to Holders; Waiver. Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid or by courier delivery or by email, to each Holder affected by such event, at his physical or email address as it appears in the applicable Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by any method described in this Section, neither the failure to transmit such notice, nor any defect in any notice so transmitted, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as may be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 1.7 Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required thereunder to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or so excluded, as the case may be.

Section 1.8 Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.9 Successors and Assigns. All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not. All agreements of the Trustee in this Indenture shall bind its successors.

Section 1.10 Severability. In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.11 Benefits of Indenture. Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.12 Governing Law. THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

Section 1.13 Legal Holidays. In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities (other than a provision of the Securities which specifically states that such provision shall apply in lieu of this Section)) payment of interest, principal, fees and other amounts payable hereunder need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date, Redemption Date or at the Stated Maturity; provided, however, that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date or Stated Maturity, as the case may be, to the date of such payment.

Section 1.14 Indenture May be Executed In Counterparts. This Indenture may be executed in any number of counterparts, each of which will be an original, but such counterparts will together constitute but one and the same instrument.

Section 1.15 Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 1.16 Currency of Account; Conversion of Currency; Foreign Exchange Restrictions.

(a) Dollars are the sole currency of account and payment for all sums payable by the Company and any Subsidiary Guarantors under or in connection with the Dollar Securities, the guarantees thereof or this Indenture to the extent it relates to the Dollar Securities, including damages related thereto; Euro is the sole currency of account and payment for all sums payable by the Company and any Subsidiary Guarantors under or in connection with the Euro Securities, any guarantees thereof or this Indenture to the extent it relates to the Euro Securities, including damages related thereto; and Sterling is the sole currency of account and payment for all sums payable by the Company and any Subsidiary Guarantors under or in connection with the Sterling Securities, the guarantees thereof or this Indenture to the extent it relates to the Sterling Securities, including damages related thereto. Any amount received or recovered in a currency other than Dollars by a Holder of Dollar Securities, Euro by a Holder of Euro Securities, or Sterling by a Holder of Sterling Securities (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or otherwise) in respect of any sum expressed to be due to it from the Company shall only constitute a discharge to the Company to the extent of the Dollar, Euro or Sterling amount, as the case may be, which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that Dollar, Euro or Sterling amount is less than the Dollar, Euro or Sterling amount expressed to be due to the recipient under the applicable Securities, the Company shall indemnify the recipient against any loss sustained by it as a result as set forth in Section 1.16(b). In any event, the Company and any Subsidiary Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Section 1.16, it will be sufficient for the Holder of a Security to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had an actual purchase of Dollars, Euro or Sterling, as the case may be, been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of Dollars, Euro or Sterling, as applicable, on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above).

(b) The Company and the Subsidiary Guarantors, if any, jointly and severally, covenant and agree that the following provisions shall apply to conversion of currency in the case of the Securities, the guarantees thereof and this Indenture:

(i) (A) If for the purpose of obtaining judgment in, or enforcing an order of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which such judgment is given or such order is made, as the case may be (unless a court shall otherwise determine).

(B) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company and the Subsidiary Guarantors, if any, will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(ii) In the event of the winding-up of the Company or any Subsidiary Guarantor at any time while any amount or damages owing under the Securities, the guarantees thereof and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company and any Subsidiary Guarantors shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the Dollar, Euro or Sterling, as applicable, equivalent of the amount due or contingently due under the Securities, the guarantees thereof and this Indenture (other than under this Section 1.16(b)(ii)) is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Section 1.16(b)(ii), the final date for the filing of proofs of claim in the winding-up of the Company or any Subsidiary Guarantor shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company or such Subsidiary Guarantor may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The obligations contained in Section 1.16(a) and Section 1.16(b) shall constitute separate and independent obligations from the other obligations of the Company and the Subsidiary Guarantors, if any, under this Indenture, shall give rise to separate and independent causes of action against the Company and any Subsidiary Guarantors, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company or any Subsidiary Guarantor for a liquidated sum in respect of amounts due hereunder (other than under Section 1.16(b)(ii) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or any Subsidiary Guarantor or the liquidator or otherwise or any of them. In the case of Section 1.16(b)(ii) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d) The term “rate(s) of exchange” shall mean the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) for spot purchases of the Base Currency with the Judgment Currency and includes any premiums and costs of exchange payable.

ARTICLE II

THE SECURITIES

Section 2.1 Amount of Securities. (a) The Trustee shall authenticate Securities for original issue on the Closing Date: (i) in an aggregate principal amount of $[            ] Senior Secured Amortizing Adjustable Fixed Rate Dollar Notes due 2013 (the “Fixed Rate Dollar Securities”), (ii) in an aggregate principal amount of $[            ] Senior Secured Amortizing Floating Rate Dollar Notes due 2013 (the “Floating Rate Dollar Securities”);6 (iii) in an aggregate principal amount of €[             ]7 Senior Secured Amortizing Adjustable Fixed Rate Euro Notes due 2013 (the “Euro Securities”); and (iv) in an aggregate principal amount of £[             ]8 Senior Secured Amortizing Adjustable Fixed Rate Sterling Notes due 2013 (the “Sterling Securities”). No other

[6]	Amounts in (i) and (ii) to be completed based on elections made by tendering holders of Existing Notes as provided in the Offering Memorandum.
[7]	To be determined using an exchange rate applied to the Closing Payments two business days before the Closing Date based on elections made by tendering holders of Existing Notes as provided in the Offering Memorandum and.
[8]	To be determined based on elections made by tendering holders of Existing Notes as provided in the Offering Memorandum and using an exchange rate applied to the Closing Payment two business days before the Closing Date.

additional Securities may be authenticated and delivered hereunder (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 2.18, Section 2.19, Section 2.20, Section 10.6 or Section 11.7).

The Fixed Rate Dollar Securities, the Floating Rate Dollar Securities, the Euro Securities and the Sterling Securities constitute four (4) separate series of Securities. All Outstanding Securities of a particular series shall be treated as a single class for all purposes under this Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

The Fixed Rate Dollar Securities and the Floating Rate Dollar Securities are referred to collectively as the “Dollar Securities”; the Fixed Rate Dollar Securities, the Euro Securities and the Sterling Securities are referred to herein as the “Fixed Rate Securities”; and the Dollar Securities, the Euro Securities and the Sterling Securities are referred to herein as the “Securities.”

The Dollar Securities shall be issuable only in denominations of $1.00 and integral multiples of $1.00 in excess thereof. The Euro Securities shall be issuable only in denominations of €1.00 and integral multiples of €1.00 in excess thereof. The Sterling Securities shall be issuable only in denominations of £1.00 and integral multiples of £1.00 in excess thereof.

(b) [Reserved].

(c) [Reserved].

(d) Interest. Subject to the provisions of Section 2.1(e) and Section 2.21, the Securities shall bear interest as follows:

(i) Fixed Rate Dollar Securities. Fixed Rate Dollar Securities shall bear interest at a per annum rate equal to 2.46% plus the Applicable Percentage;

(ii) Euro Securities. Euro Securities shall bear interest at a per annum rate equal to 2.25% plus the Applicable Percentage;

(iii) Sterling Securities. Sterling Securities shall bear interest at a per annum rate equal to 2.58% plus the Applicable Percentage; and

(iv) Floating Rate Dollar Securities. Floating Rate Dollar Securities shall bear interest at a per annum rate equal to the LIBOR Rate plus the Applicable Percentage.

(e) Additional Interest. During an Asset Coverage Noncompliance Period, the Outstanding Securities shall bear interest at a rate 0.50% per annum higher than the applicable interest rate set forth in Section 2.1(d). In addition, the interest rate on the Securities during such Asset Coverage Noncompliance Period shall be retroactively increased by an additional 1.50% per annum for the period during which an Asset Coverage Noncompliance Period existed if a Default or Event of Default under Section 5.9(b) shall have occurred with respect to the Fiscal Quarter immediately following the commencement of the applicable Asset Coverage Noncompliance Period. For avoidance of doubt, the interest rate shall not be increased by more than 2% per annum for any day pursuant to this paragraph (e) and no Additional Interest shall accrue any time Default Interest is accruing pursuant to Section 2.21.

Section 2.2 Amortization.

(a) The Company shall redeem on each date in the table below the aggregate principal amount of Securities set forth under the heading “Scheduled Amortization Amount” subject to adjustment as set forth in clauses (c), (d) and (e) of this Section 2.2 (each, a “Scheduled Amortization Amount”), at a Redemption Price

equal to 100% of the principal amount of such Securities to be redeemed, plus accrued and unpaid interest thereon, to the applicable Redemption Date. All redemptions of Securities (other than Repurchases made in compliance with Section 6.12 to the extent permitted therein) shall be pro rata among all series of Outstanding Securities, as set forth in Section 11.3, with the proration and the principal amount of Euro Securities and Sterling Securities to be redeemed calculated using the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) on the third Business Day prior to the date notice of redemption is given, for spot purchases of Euro or Sterling, as the case may be, with Dollars and includes any premiums and costs of exchange payable.

DATE	SCHEDULED AMORTIZATION AMOUNT	PENALTY AMORTIZATION AMOUNT
December 31, 2011	$40,000,000	$140,000,000
June 30, 2012	—	$100,000,000
December 31, 2012	$350,000,000	$300,000,000
June 30, 2013	$300,000,000	$350,000,000

[THE AMOUNTS IN THIS TABLE REFLECT AGGREGATE AMORTIZATION FOR LOANS AND SECURITIES. FINAL LOAN AMORTIZATION AMOUNTS WILL BE INSERTED AT CLOSING WHEN THE SECURITIES RATABLE SHARE IS DETERMINED]

(b) To the extent not previously redeemed, all Outstanding Securities shall be due and payable on the Maturity Date.

(c) Subject to the final sentence of this paragraph (c), prior to June 30, 2013, the Company may defer redemption of Scheduled Amortization Amounts (but not Penalty Amortization Amounts) under this Indenture and corresponding scheduled amortization amounts under the Credit Agreement, in an aggregate cumulative amount of principal payments of the Loans and principal redemptions of the Securities of up to $200,000,000. Such deferrals shall in no event cause or permit the aggregate cumulative amount of principal payments of the Loans and principal redemptions of the Securities combined after the Closing Date to be less than $690,000,000 on June 30, 2013. For avoidance of doubt (i) failure to pay any Penalty Amortization Amount set forth above (whether or not the Scheduled Amortization Amount shall have been deferred) shall result in an increase in the Applicable Percentage (as described in the definition of such term) with respect to all series of Securities but shall not constitute a Default or Event of Default and (ii) failure to pay any Scheduled Amortization Amount with respect to a series of Securities when due shall constitute an Event of Default with respect to all series of Securities. Notwithstanding the foregoing, the Company may not defer any payment pursuant to this paragraph (c) (i) with respect to a series of Securities unless payment of a ratable amount of all other series of Securities (based on the Outstanding principal amount of the Securities) is simultaneously deferred on the same basis as payment of such series of Securities is deferred and (ii) unless payment of a ratable amount of the Loans (based on the Outstanding principal amount of the Securities and the outstanding principal amount of the Loans) is simultaneously deferred on the same basis as payment of such Securities is deferred.

(d) Any payments (other than Repurchases described in paragraph (e) below) of the Securities shall be applied to scheduled installments of the Scheduled Amortization Amounts in direct order of maturity. Any such payments shall also be credited towards the Penalty Amortization Amount as set forth under the heading “Penalty Amortization Amount” in the table in Section 2.2(a) (each, a “Penalty Amortization Amount”) for the applicable six-month period (i.e., January to June or July to December) in which such redemption is made until the applicable Penalty Amortization Amount is paid in full in cash and thereafter shall be credited to Penalty Amortization Amounts in direct order. Redemptions of Securities pursuant to this Section 2.2 shall be accompanied by accrued interest on the amount redeemed.

(e) Each Repurchase of Securities of a series pursuant to Section 6.12(a): (i) shall be deemed a redemption of Securities of such series in an amount equal to the principal amount of the Securities Repurchased and (ii) shall reduce each of the remaining Scheduled Amortization Amounts and Penalty Amortization Amounts

contained in the Schedule set forth in Section 2.2(a) (as such Schedule may then have been adjusted from time to time hereunder) by the same percentage that the principal amount of the Securities Repurchased bears to the total Outstanding Securities immediately prior to giving effect to such Repurchase. For the avoidance of doubt, assuming the Company redeems exactly the Scheduled Amortization Amounts (or Penalty Amortization Amounts) on the dates specified in Section 2.2(a), a Repurchase of Securities from other Holders will not change the amount of Securities redeemed from a Holder that does not participate in such Repurchase.

(f) Any redemption of a Security pursuant to this Section 2.2 shall be made pursuant to the provisions of Article XI.

Section 2.3 Fees.

(a) [Reserved].

(b) Restructuring Fee. The Company agrees to pay on the Closing Date to each Holder a restructuring fee in an amount equal to 2.00% of the principal amount of the Securities of such Holder Outstanding on the Closing Date.

(c) Extension Fees. (i) The Company agrees to pay on December 30, 2011 to each Holder a fee in an amount equal to 1.00% of the principal amount of the Securities of such Holder Outstanding on such date, after giving effect to any principal redemptions on such date.

(ii) The Company agrees to pay on December 31, 2012 to each Holder a fee in an amount equal to 1.00% of the principal amount of the Securities of such Holder Outstanding on such date, after giving effect to any principal redemptions on such date.

Section 2.4 Redemptions.

(a) Optional Redemption. The Securities additionally may be redeemed at the option of the Company in whole or in part from time to time at a Redemption Price equal to 100% of the principal amount of the Securities redeemed on the Redemption Date, plus accrued and unpaid interest, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date). Any such redemption must be on a pro rata basis, as set forth in Section 6.12 and Article XI. Any optional redemption of a Security pursuant to this Section 2.4(a) shall be credited in accordance with Section 2.2(d). Any optional redemption of a Security pursuant to this Section 2.4(a) shall be made pursuant to the provisions of Article XI.

(b) Mandatory Redemptions. In accordance with the procedures set forth in Section 2.4(c),

(i) if any Debt shall be incurred by the Company or any Subsidiary (excluding any Debt permitted to be incurred in accordance with Section 6.1, other than clauses (e), (f), (j) (but only with respect to the first $10,000,000 of Debt for borrowed money outstanding pursuant to paragraph (j) from time to time), (k) and (l) thereof) after the Closing Date, an amount equal to the Securities Ratable Share of 100% of the Net Cash Proceeds thereof shall be applied to the redemption of the Securities as set forth in clause (c) below;

(ii) if at any time after the second anniversary of the Closing Date any Capital Stock shall be issued by the Company or any Subsidiary other than to the Company or a Wholly Owned Subsidiary (including in any public, private or “PIPE” transaction); an amount equal to the Securities Ratable Share of 50% of the Net Cash Proceeds thereof shall be applied to the redemption of the Securities as set forth in clause (c) below;

(iii) if the Company or any Subsidiary (other than an SPE Subsidiary) receives any Realized Proceeds after the Closing Date, an amount equal to the Prepayment Percentage of such Realized Proceeds shall be deposited in the Prepayment Deposit Account, and an amount equal to the Securities Ratable Share thereof shall be applied to redemption of the Securities as set forth in clause (c) below. For purposes of determining prepayments under this Section 2.4(b)(iii) with respect to Secondary Realized Proceeds, only that portion of any Secondary Realized Proceeds equal to the Securities Ratable Share of the Prepayment Percentage multiplied by the excess of such Secondary Realized Proceeds over the amount of the Retained Cash used to make the applicable Portfolio Investment (if greater than zero) shall be required to be applied to the redemption of the Securities; and

(iv) if, for any Fiscal Year of the Company (or, in the case of Fiscal Year 2010, the portion thereof beginning on July 1, 2010), there shall be Excess Cash Flow, an amount equal to the Securities Ratable Share of the Prepayment Percentage of Excess Cash Flow for such Fiscal Year shall be required to be applied to the redemption of the Securities as set forth in clause (c) below;

provided that, without duplication of Section 2.2(e), (x) the aggregate amount of funds from any source required to be applied to the redemption of the Securities pursuant to this Section 2.4(b) shall be reduced by an amount equal to the Excess Closing Payment and (y) no redemption of the Securities shall be required pursuant to this Section 2.4(b) and no deposits in the Prepayment Deposit Account pursuant to Section 2.4(c) shall be required until the aggregate amount that but for clause (x) above would be required to be applied to the redemption of the Securities pursuant to this Section 2.4(b) exceeds the Excess Closing Payment.

(c) Application of Prepayments. Unless any of the following amounts required to be applied to the redemption of the Securities pursuant to Section 2.4(b) have been previously applied to the redemption of the Securities as provided herein:

(i) (1) within five Business Days from the receipt thereof by the Company or any of its Subsidiaries, the Company or such Subsidiary shall deposit in the Prepayment Deposit Account (A) the sum of (x) the amounts required to be applied to the redemption of the Securities pursuant to Section 2.4(b)(i) and Section 2.4(b)(ii) and (y) the amounts required to be applied to the prepayment of Loans pursuant to the corresponding provisions of the Credit Agreement and (B) an amount equal to at least 75% of the Company’s good faith estimate of the sum of (x) the amounts required to be applied to the redemption of the Securities pursuant to Section 2.4(b)(iii) and (y) the amounts required to be applied to the prepayment of Loans pursuant to the corresponding provisions of the Credit Agreement, and (2) no later than two days after the earlier of (x) the date on which the financial statements of the Company referred to in Section 5.1(a) are required to be delivered and (y) the date such financial statements are actually delivered, the Company shall deposit in the Prepayment Deposit Account the sum of (1) the amount required to be applied to the redemption of the Securities pursuant to Section 2.4(b)(iv), if any, with Excess Cash Flow for the Fiscal Year (or portion thereof) that is the subject of such financial statements and (2) the amounts required to be applied to the prepayment of Loans pursuant to the corresponding provisions of the Credit Agreement;

(ii) if no Notice of Acceleration is in effect, all amounts deposited in the Prepayment Deposit Account shall be invested in cash and Cash Equivalents as shall be directed by the Company’s written instructions delivered to the Collateral Trustee from time to time and shall be delivered to the Company on the date on which the Securities and the Credit Agreement Obligations have been paid in full in cash;

(iii) within five Business Days following the last day of each Fiscal Quarter, the Company shall deliver to the Trustee and the Collateral Trustee a Quarterly Prepayment Schedule with respect to such Fiscal Quarter and shall deposit in the Prepayment Deposit Account an amount equal to the Prepayment Deposit Balance, if any;

(iv) at least five (5) Business Days prior to the date designated for such transfer, and at least ten (10) Business Days prior to the date designated for such redemption (unless a shorter period shall be satisfactory to the Trustee), the Company may (1) instruct the Collateral Trustee to transfer from the Prepayment Deposit Account in accordance with Section 3.4A of the Collateral Trust Agreement any amount therein as directed by the Company to (A) the Administrative Agent the CRA Ratable Share of such amount, for application to the prepayment of the Loans, and (B) the Trustee the Securities Ratable Share of such amount, for application to the redemption of the Securities, and (2) instruct the Trustee to redeem Securities with such Securities Ratable Share on the date designated by the Company in such instructions (and the Trustee shall give notice of such redemption to the applicable Holders at least five (5) Business Days prior to the applicable redemption date and shall apply such funds transferred by the Collateral Trustee to the redemption of the Securities on such redemption date);

(v) on the 5th Business Day of each Fiscal Quarter, the Company shall instruct the Collateral Trustee to transfer from the Prepayment Deposit Account to (1)(A) the Trustee, for application to the redemption of the Securities (and the Trustee shall apply such funds to the redemption of the Securities on the 15th Business Day of such Fiscal Quarter, an amount as the Company shall direct (unless a Notice of Acceleration shall be in effect, in which case the Directing Parties shall direct) as being equal to the Securities Ratable Share of the amount set forth in the Quarterly Prepayment Schedule for the immediately prior Fiscal Quarter to be applied to the redemption of the Securities pursuant to Section 2.4(b)(i) through and including clause (iv) with respect to events that have occurred during the prior Fiscal Quarter (or, if a Quarterly Prepayment Schedule has not been delivered, the Securities Ratable Share of the amount on deposit in the Prepayment Deposit Account), and (B) the Administrative Agent, for application to the prepayment of the Loans in a principal amount equal to the CRA Ratable Share of the amount set forth in the Quarterly Prepayment Schedule for the immediately prior Fiscal Quarter as the amount required to be applied to the prepayment of the Loans pursuant to the corresponding provisions of the Credit Agreement with respect to events that have occurred during the prior Fiscal Quarter (or, if a Quarterly Prepayment Schedule has not been delivered, the CRA Ratable Share of the amount on deposit in the Prepayment Deposit Account and (2) if no Notice of Acceleration is in effect, the Company, an amount equal to the Prepayment Deposit Excess Amount, if any;

(vi) notwithstanding the foregoing, if a Notice of Acceleration is in effect under the Collateral Trust Agreement, the Directing Parties shall direct the Collateral Trustee, to the extent provided in Section 3.1A of the Collateral Trust Agreement and to the extent permitted by Applicable Laws, to, in accordance with Section 3.4A of the Collateral Trust Agreement, transfer to the Trustee an amount equal to the Securities Ratable Share of any balances in the Prepayment Deposit Account for application to redemption of the Securities; and

(vii) On the date as of which the rate of exchange for the Sterling Notes and Euro Notes designated for redemption is determined, the Trustee shall wire the respective amounts so determined to the Paying Agent(s) for the Sterling Notes and Euro Notes pursuant to wire instructions provided by said Paying Agent(s) and said Paying Agent(s) shall be responsible for the conversion of the amounts so wired from Dollars to Sterling and Euro, respectively. In the event that the conversion of the amounts so wired by the Trustee to the Paying Agent(s) does not produce Sterling or Euro sufficient to pay the redemption price of the applicable Sterling Notes and Euro Notes on the redemption date, the Company shall be responsible for wiring the amount of any deficiency to the applicable Paying Agent on or before the Business Day preceding the redemption date.

(d) Other Repurchases. Notwithstanding any other provision of this Indenture to the contrary, the Company may Repurchase the Securities to the extent and in the manner described in Section 6.12(a).

(e) Any redemption of a Security pursuant to this Section 2.4 shall be made pursuant to the provisions of Article XI.

Section 2.5 [Reserved].

Section 2.6 [Reserved].

Section 2.7 Computation of Interest and Fees.

(a) Interest payable hereunder with respect to any Fixed Rate Securities shall be calculated on the basis of a 360-day year of twelve 30-day months. Interest payable hereunder with respect to any Floating Rate Dollar Securities shall be calculated on the basis of a 360-day year and actual days elapsed. The Trustee shall as soon as practicable notify the Company and the Holders of each determination of the LIBOR Rate on the Business Day of the determination thereof.

(b) Each determination of an interest rate by the Trustee pursuant to any provision of this Indenture shall be conclusive and binding on the Company and the Holders in the absence of manifest error. The Trustee shall, at the request of the Company, deliver to the Company a statement showing the computations used by the Trustee in determining any interest rate.

(c) It is the intent of the Holders and the Company to conform to and contract in strict compliance with applicable usury law from time to time in effect. All agreements between the Holders and the Company are hereby limited by the provisions of this paragraph which shall override and control all such agreements, whether now existing or hereafter arising and whether written or oral. In no way, nor in any event or contingency (including but not limited to prepayment or acceleration of the maturity of any Security), shall the interest taken, reserved, contracted for, charged, or received under this Indenture, under the Securities or otherwise, exceed the maximum nonusurious amount permissible under Applicable Law. If, from any possible construction of this Indenture or any other document, interest would otherwise be payable in excess of the maximum nonusurious amount, any such construction shall be subject to the provisions of this paragraph and such interest shall be automatically reduced to the maximum nonusurious amount permitted under Applicable Law, without the necessity of execution of any amendment or new document. If any Holder shall ever receive anything of value which is characterized as interest on the Securities under Applicable Law and which would, apart from this provision, be in excess of the maximum nonusurious amount, an amount equal to the amount which would have been excessive interest shall, without penalty, be applied to the reduction of the principal amount owing on the Securities and not to the payment of interest, or refunded to the Company or the other payor thereof if and to the extent such amount which would have been excessive exceeds such unpaid principal amount of the Securities. The right to demand payment of the Securities or any other amount required to be paid hereunder does not include the right to receive any interest which has not otherwise accrued on the date of such demand, and the Holders do not intend to charge or receive any unearned interest in the event of such demand. All interest paid or agreed to be paid to the Holders with respect to the Securities shall, to the extent permitted by Applicable Law, be amortized, prorated, allocated, and spread throughout the full stated term (including any renewal or extension) of the Securities so that the amount of interest on account of such indebtedness does not exceed the maximum nonusurious amount permitted by Applicable Law.

Section 2.8 Pro Rata Treatment and Payments.

(a) Allocation of Payments Before Event of Default. Each payment under this Indenture or any Security shall be applied as otherwise set forth in this Indenture and then shall be applied, first, to any fees, costs or expenses then due and owing by the Company pursuant to Section 8.7, second, to any fees, costs or expenses then due and owing by the Company pursuant to Section 2.3, Section 2.13, and Section 5.17 third, to interest then due and owing hereunder and under the Securities and, fourth, to principal then due and owing hereunder and under the Securities. Each payment on account of any fees pursuant to Section 2.3 shall be made pro rata to all Holders in accordance with the respective amounts due and owing. Each optional redemption on account of principal of the Securities shall be applied in accordance with Section 2.4(a). Each mandatory redemption on account of principal of the Securities shall be applied in accordance with Section 2.4(c). All payments (including redemptions) to be made by the Company on account of principal, interest and fees shall be made without defense, set-off or counterclaim and shall be made to the Holders not later than 2:00 P.M. on the date when due. All amounts owing under this Indenture are payable in Dollars, with respect to Dollar Securities, Euro, with respect to Euro Securities or Sterling, with respect to Sterling Securities. If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day, and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension. Without limitation of the foregoing, the Company may Repurchase Securities from time to time on a non-pro rata basis to the extent permitted by Section 6.12.

(b) Allocation of Payments After Exercise of Remedies. Notwithstanding any other provisions of this Indenture to the contrary, subject to Collateral Trust Agreement and Sections 3.4(a) and (b), after the Securities and all other amounts under this Indenture shall have become due and payable in accordance with the terms of Section 7.2 hereof, all amounts collected or received by the Collateral Trustee, Trustee or any Holder on account of the Securities or any other amounts outstanding hereunder shall be paid over or delivered as follows:

FIRST, to the payment of all out-of-pocket costs and expenses (including, without limitation, attorneys’ and consultants’ fees) of the Trustee in connection with enforcing the rights of the Holders hereunder;

SECOND, to payment of any fees owed to the Trustee;

THIRD, to the payment of all out-of-pocket costs and expenses (including without limitation, attorneys’ and consultants’ fees pursuant to Section 5.17) of each of the Holders in connection with enforcing their rights hereunder;

FOURTH, to the payment of all accrued fees payable under this Indenture and the other Indenture Documents and all accrued interest on the Securities;

FIFTH, to the payment of the Outstanding principal amount of the Securities;

SIXTH, to all other amounts and obligations due and payable hereunder or otherwise and not repaid pursuant to clauses “FIRST” through “FIFTH” above; and

SEVENTH, to the payment of the surplus, if any, to whoever may be lawfully entitled to receive such surplus.

In carrying out the foregoing: (i) amounts received shall be applied in the numerical order provided until exhausted prior to application to the next succeeding category; (ii) each of the Holders shall receive an amount equal to its pro rata share (based on the proportion of the then Outstanding Securities held by such Holder) of amounts available to be applied pursuant to clauses “FOURTH” and “FIFTH” above and (iii) currency conversions shall be computed in the manner set forth in Section 2.2(a).

Section 2.9   [Reserved].

Section 2.10 [Reserved].

Section 2.11 [Reserved].

Section 2.12 [Reserved].

Section 2.13 Indemnity. The Company hereby agrees to indemnify each Holder and to hold such Holder harmless from any funding loss or expense which such Holder may sustain or incur as a consequence of (a) the failure by the Company to pay the principal amount of or interest on any Security by such Holder in accordance with the terms hereof, (b) the failure of the Company to make any redemption after the Company has given a notice in accordance with the terms hereof, and/or (c) the making by the Company of a redemption of a Security on a day which is not the last day of the Interest Period with respect thereto. In furtherance and not in limitation of the foregoing, the Company agrees to indemnify and hold each Holder harmless from any loss, cost or expense which such Holder may sustain or incur as a consequence of (i) the payment of any principal of any Floating Rate Dollar Security other than on the last day of an Interest Period therefor (including as a result of an Event of Default) or (ii) the failure to redeem any Floating Rate Dollar Security on the date specified in any notice delivered hereto. A certificate as to any additional amounts payable pursuant to this Section 2.13 must be submitted by a Holder to the Company (which certificate must be delivered to the Company within thirty (30) days following such default or redemption) shall be conclusive in the absence of manifest error. The agreements in this Section 2.13 shall survive termination of this Indenture and payment of the Securities and all other amounts payable hereunder.

Section 2.14 [Reserved]

Section 2.15 Forms Generally. (a)(i) The Securities and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto, the terms of which are incorporated in and made a part hereof. The terms and provisions contained in the Securities shall constitute a part of this Indenture and the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. To the extent any provision of any Security conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(ii) Euro Securities and Sterling Securities shall be issued as Certificated Securities. Dollar Securities shall be issued in global form. Every Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS NOTE IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT AND SUCH CERTIFICATE ISSUED IN EXCHANGE FOR THIS CERTIFICATE IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

(iii) Each Global Security shall represent such aggregate principal amount of the Outstanding Securities as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of Outstanding Securities from time to time endorsed thereon and that the aggregate principal amount of Outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions and transfers of interests therein. Any endorsement of a Global Security to reflect the amount of any increase or decrease in the aggregate principal amount of Outstanding Securities represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof.

(b) This Section 2.15(b) shall apply only to Global Securities deposited with the Trustee, as custodian for the Depositary. Participants and Indirect Participants shall have no rights under this Indenture or any Global Security with respect to any Global Security held on their behalf by the Depositary or by the Trustee as custodian for the Depositary, and the Depositary shall be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants or Indirect Participants, the Applicable Procedures or the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Security.

Section 2.16 Date and Denominations. Each Security will be dated the date of its authentication. The Securities of each series shall be only issuable in registered form without coupons and only in such denominations as shall be specified as contemplated by Section 2.1.

Section 2.17 Execution, Authentication and Delivery. The Securities shall be executed on behalf of the Company by the Chairman of the Board of Directors, its President, its Chief Financial Officer, its Treasurer, or one of its Vice Presidents. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee or an Authenticating Agent by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.

Section 2.18 Temporary Securities. Pending the preparation of definitive Securities of any series, the Company may execute and register, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities that are printed, lithographed, typewritten, or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities. In the case of Securities of any series, such temporary Securities may be in global form. Every temporary Security will be executed and registered by the Company and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with like effect, as the definitive Securities. The Company will execute and register and furnish definitive Securities of such series as soon as practicable and thereupon any or all temporary Securities of such series may be surrendered in exchange therefor at the office or agency of the Company in the Place of Payment for that series, and the Trustee will authenticate and deliver in exchange for such temporary Securities of such series one or more definitive Securities of the same series, of any authorized denominations, and of a like aggregate principal amount and tenor. Such exchange will be made by the Company at its own expense and without any charge to the Holder therefor. Until so exchanged, the temporary Securities of any series will be entitled to the same benefits under this Indenture as definitive Securities of the same series authenticated and delivered hereunder.

Section 2.19 Registration, Registration of Transfer and Exchange. The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the “Dollar Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Dollar Securities and of transfers of Dollar Securities. The Trustee is hereby appointed “Security Registrar” for the purpose of registering Dollar Securities and transfers of Dollar Securities as herein provided. The Company shall maintain a register (“non-Dollar Security Register” and, together with the Dollar Security Register, the “Security Registers”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of, and transfers of, Euro Securities and Sterling Securities. The Trustee is hereby appointed “Security Registrar” for the purpose of registering Dollar Securities and transfers of Dollar Securities as herein provided. The Company shall act as “Security Registrar” for the purpose of registering, and transfers of, Euro Securities and Sterling Securities. Upon surrender for registration of transfer of a Security of any series at the office or agency of the Company in a Place of Payment for that series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount.

Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

At the option of the Holder, Securities of any series may be exchanged for other Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities that the Holder making the exchange is entitled to receive.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or the Holder’s attorney duly authorized in writing.

No service charge shall be imposed by the Company for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 2.18, Section 10.6 or Section 11.7 not involving any transfer. Other charges, including brokerage charges, may apply.

If the Securities of any series are to be redeemed in part, the Company shall not be required (A) to issue, register the transfer of or exchange any Securities of that series during a period beginning at the opening of business fifteen (15) calendar days before the day of the mailing of a notice of redemption of any such Securities selected for redemption under Section 11.4 and ending at the close of business on the day of such mailing, or (B) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

The provisions of Clauses (1), (2), (3), (4), (5), (6) and (8) below shall apply only to Global Securities:

(1) Each Global Security authenticated under this Indenture shall be registered in the name of the Depositary designated for such Global Security or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Security for all purposes of this Indenture.

(2) The Company initially appoints The Depository Trust Company to act as Depositary with respect to the Dollar Securities.

(3) The Company initially appoints the Trustee to act as Custodian with respect to the Dollar Securities, and the Trustee hereby agrees so to initially act.

(4) Notwithstanding any other provision in this Indenture, no Global Security may be transferred to, or registered or exchanged for Securities registered in the name of any Person other than the Depositary for such Global Security or any nominee thereof, and no such transfer may be registered, unless (i) such Depositary (A) notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or (B) ceases to be a clearing agency registered under the Exchange Act, (ii) there shall have occurred and be continuing an Event of Default with respect to the Securities evidenced by such Global Security, or (iii) there shall exist such other circumstances, if any, as have been specified for this purpose as contemplated by Section 2.1. Notwithstanding any other provision in this Indenture, a Global Security to which the restriction set forth in the preceding sentence shall have ceased to apply may be transferred only to, and may be registered and exchanged for Securities registered only in the name or names of, such Person or Persons as the Depositary for such Global Security shall have directed and no transfer thereof other than such a transfer may be registered.

(5) Subject to Clause (4) above, any exchange of a Global Security for other Securities may be made in whole or in part, and all Securities issued in exchange for a Global Security or any portion thereof shall be registered in such names as the Depositary for such Global Security shall direct.

(6) Every Security authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Security or any portion thereof, whether pursuant to this Section, Section 2.18, Section 2.20, Section 10.6 or Section 11.7, or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security, unless such Security is registered in the name of a Person other than the Depositary for such Global Security or a nominee thereof.

(7) Each Holder of a Security agrees to indemnify the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder’s Security in violation of any provision of this Indenture and/or applicable United States Federal or state securities law.

(8) Neither the Trustee nor any Custodian shall have any responsibility for any actions taken or not taken by the Depositary.

Section 2.20 Mutilated, Destroyed, Lost and Stolen Securities. If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax, assessment fee or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any series issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 2.21 Payment of Interest; Interest Rights Preserved. (a) Interest on any Security that is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security is registered at the close of business on the Regular Record Date for such interest.

Upon the occurrence, and during the continuance, of an Event of Default, the principal of and, to the extent permitted by law, unpaid interest on the Securities and any other amounts owing hereunder or under the other Indenture Documents shall automatically bear interest, payable on demand, at a rate 2% per annum in excess of the interest rate (in addition to Additional Interest and any increase in the Applicable Margin) which would otherwise be applicable thereto (“Default Interest”). Default Interest shall cease to be payable to the Holder on the relevant Regular Record Date, and such Default Interest may be paid by the Company as provided in clause (b) or (c) below:

(a) The Company may elect to make payment of any Default Interest to the Persons in whose names the Securities of such series are registered at the close of business on a Special Record Date for the payment of such Default Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Default Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money in the currency in which the Securities of such series are payable equal to the aggregate amount proposed to be paid in respect of such Default Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Default Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Default Interest which shall be not more than fifteen (15) calendar days and not less than ten (10) calendar days prior to the date of the proposed payment and not less than ten (10) calendar days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Default Interest and the Special Record Date therefor to be given to each Holder of Securities of such series in the manner set forth in Section 1.6, not less than ten (10) calendar days prior to such Special Record Date. Notice of the proposed payment of such Default Interest and the Special Record Date therefor having been so mailed, such Default Interest shall be paid to the Persons in whose names the Securities of such series are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (c).

(b) The Company may make payment of any Default Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Security.

Section 2.22 Persons Deemed Owners. Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and

(subject to Section 2.21) any interest on such Security and for all fees and other amounts payable under this Indenture and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Section 2.23 Cancellation of Surrendered Securities. All Securities surrendered for payment, redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder that the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. The Trustee shall dispose of all cancelled Securities in accordance with its customary procedures.

Section 2.24 Common Codes, ISINs and CUSIP numbers. The Company, in issuing the Securities, shall use Common Codes, ISINs or CUSIP numbers (if then generally in use), and thereafter the Trustee may use such Common Codes, ISINs or CUSIP numbers in any notice of redemption; provided, however, that any such notice may state that no representation is made as to the correctness of such Common Codes, ISINs or CUSIP numbers either as printed on the Securities or contained in any notice of redemption and that reliance may be placed only on the other identification number printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such number. The Company will promptly notify the Trustee in writing of any change in the Common Codes, ISINs or CUSIP numbers.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Company represents and warrants that:

Section 3.1 Financial Information.

(a) The unaudited pro forma consolidated balance sheet of the Company and its Consolidated Subsidiaries as at December 31, 2009 (including the notes thereto) (the “Pro Forma Balance Sheet”), copies of which have heretofore been furnished to each Restricted Beneficial Holder, has been prepared giving effect (as if such events had occurred on such date) to (i) the consummation of the Transactions, (ii) the Securities and other Secured Obligations to be converted or issued on the Closing Date and the use of proceeds thereof and (iii) the payment of fees and expenses in connection with the foregoing. The Pro Forma Balance Sheet has been prepared based on the best information available to the Company as of the date of delivery thereof, and fairly presents in all material respects, on a pro forma basis, the estimated financial position of the Company and its Consolidated Subsidiaries as at December 31, 2009, assuming that the Transactions had actually occurred on such date.

(b) The consolidated balance sheet of the Company and its Consolidated Subsidiaries as of December 31, 2009 and the related consolidated statement of income, cash flows and changes in net assets for the Fiscal Year then ended, reported on by a nationally recognized independent accounting firm, and the unaudited consolidated financial statements of the Company for the Fiscal Quarter ended March 31, 2010, fairly present in all material respects, in conformity with GAAP, the consolidated financial position of the Company and its Consolidated Subsidiaries as of such dates and their consolidated results of operations and changes in net assets for such periods stated.

Section 3.2 No Material Adverse Change.

Since December 31, 2009 and after giving effect to the Transactions, there has been no Material Adverse Change with respect to the Company and its Subsidiaries, taken as a whole.

Section 3.3 Existence and Power.

Each Indenture Party is a corporation, limited liability company or limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, is duly qualified to transact business in every jurisdiction where, by the nature of its business, such qualification is necessary, and has all organizational powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted except where the failure to be so qualified or hold such powers, licenses, authorizations, consents and approvals could not reasonably be expected to have a Material Adverse Effect.

Section 3.4 Compliance with Laws.

The Company and each of its Subsidiaries are in compliance with all Applicable Laws, including, without limitation, all Environmental Laws and the Investment Company Act, except where the failure to be in compliance could not reasonably be expected to have a Material Adverse Effect.

Section 3.5 Organizational and Governmental Authorization; No Contravention.

The execution, delivery and performance by any of the Indenture Parties of this Indenture, the Securities and the other Indenture Documents to which it is party (a) are within such Indenture Party’s organizational powers, (b) have been duly authorized by all necessary organizational action, (c) require no action by or in respect of, or filing with, any governmental body, agency or official, except as expressly required by the Indenture Documents, (d) do not contravene, or constitute a default under, any provision of any Applicable Law or of the certificate of incorporation or by-laws or equivalent organizational document of such Indenture Party or of any agreement, judgment, injunction, order, decree, contractual obligation or other instrument binding upon the Company or any of its Subsidiaries, and (e) except for Liens created by this Indenture and the other Indenture Documents, do not result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries.

Section 3.6 All Consents Required.

All approvals, authorizations, consents, orders or other actions of any Person or of any Governmental Authority (if any) required in connection with the due execution, delivery and performance by the Indenture Parties of this Indenture and any Indenture Document to which any Indenture Party is a party have been obtained.

Section 3.7 Binding Effect.

This Indenture has been, and the Securities and other Indenture Documents, when executed and delivered in accordance with this Indenture, will have been, duly executed and delivered by each Indenture Party thereto. This Indenture constitutes a valid and binding agreement of each Indenture Party enforceable in accordance with its terms, and the Securities and Indenture Documents, when executed and delivered in accordance with this Indenture, will constitute valid and binding obligations of each Indenture Party enforceable in accordance with their respective terms, provided that the enforceability hereof and thereof is subject in each case to general principles of equity and to Insolvency Laws.

Section 3.8 Litigation.

Except as set forth on Schedule 3.8, there is no investigation, action, suit or proceeding pending, or to the knowledge of any Indenture Party threatened, against or affecting the Company or any of its Subsidiaries before any court or arbitrator or any governmental body, agency or official that could reasonably be expected to have a Material Adverse Effect or that in any manner draws into question the validity or enforceability of, or could impair the ability of any Indenture Party to perform its obligations under, this Indenture, the Securities or any of the other Indenture Documents.

Section 3.9 Investment Company Act.

The Company is an “investment company” that has elected to be regulated as a “business development company” within the meaning of the Investment Company Act and qualifies as a RIC.

Section 3.10 Margin Stock.

Neither the Company nor any of its Subsidiaries is engaged in the business of extending credit for the purpose of “purchasing” or “carrying” any Margin Stock. No portion of the proceeds of any Security hereunder will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock, for the purpose of reducing or retiring any Debt that was originally incurred to purchase or carry any Margin Stock or for any other purpose that might cause any portion of such proceeds to be considered a “purpose credit” within the meaning of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

Section 3.11 Compliance with ERISA.

(a) The Company and each member of the Controlled Group have fulfilled their obligations under the minimum funding standards of ERISA and the Code with respect to each Single Employer Plan and are in compliance in all material respects with the presently applicable provisions of ERISA and the Code, and have not incurred any liability to the PBGC (other than premiums) or a Plan under Title IV of ERISA. Neither the Company nor any member of the Controlled Group has filed an application for a waiver, pursuant to Section 412(c) of the Code or Section 302(c) of ERISA, of the minimum funding standard with respect to any Single Employer Plan and there has been no determination that any Single Employer Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA) that could reasonably be expected to result in a material liability to the Company. Neither the Company nor any member of the Controlled Group has received any notice from the PBGC or a plan administrator relating to an intention to terminate any Single Employer Plan or to appoint a trustee to administer any Single Employer Plan, in each case under Section 4041(c) or 4042 of ERISA.

(b) Neither the Company nor any member of the Controlled Group (i) has failed to make any required contribution to a Multiemployer Plan, (ii) has received notice of any determination that a Multiemployer Plan is, or is expected to be, Insolvent, in Reorganization or in endangered or critical status (within the meaning of Section 432 of the Code or Section 305 of ERISA), or (iii) expects to incur any liability to a Multiemployer Plan for Withdrawal Liability that, in case of any of the events in (i), (ii) or (iii), could individually or in the aggregate reasonably be expected to result in material liability to the Company or any member of the Controlled Group.

(c) None of the assets of the Company or any of its Subsidiaries constitute “plan assets,” within the meaning of ERISA, the Code and the respective regulations promulgated thereunder. The execution, delivery and performance of this Indenture, and the borrowing and repayment of amounts hereunder, do not and will not constitute non-exempt Prohibited Transactions.

Section 3.12 Subsidiaries.

Each of the Company’s Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, is duly qualified to transact business in every jurisdiction where, by the nature of its business, such qualification is necessary, and has all organizational powers and all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted except where the failure to be so qualified or hold such powers, licenses, authorizations, consents and approvals could not reasonably be expected to have a Material Adverse Effect. On the Closing Date (a) Schedule 3.12 sets forth the name and jurisdiction of incorporation of each Subsidiary of the Company and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Indenture Party and whether or not such Subsidiary is an SPE Subsidiary, a Foreign Subsidiary, an Excluded Subsidiary or

a Subsidiary Guarantor and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors and directors’ qualifying shares) of any nature relating to any Capital Stock of the Company or any Subsidiary, except as created by the Security Documents.

Section 3.13 Ownership of Property; Liens.

The Company and each of its Subsidiaries has title to its properties sufficient for the conduct of its business, and none of such property is subject to any Lien except as permitted in Section 6.2.

Section 3.14 Taxes.

There have been filed, on behalf of the Company and its Subsidiaries, complete and correct copies of all federal and all material state and local income, excise, property and other tax returns which are required to be filed by them and all taxes due pursuant to such returns or pursuant to any assessment received by or on behalf of the Company or any of its Subsidiaries have been timely paid in full (other than taxes the validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in accordance with GAAP have been provided on the books of the Company). The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of taxes or other governmental charges are adequate in all material respects. United States income tax returns of the Company and its Subsidiaries have been examined and closed through the Company’s tax year ended September  30, 2005.

Section 3.15 Patents, Trademarks, Etc.

To the best of its knowledge, the Company and each of its Subsidiaries owns, or is licensed to use, all patents, trademarks, trade names, copyrights, technology, know-how and processes, service marks and rights with respect to the foregoing that are (a) used in or necessary for the conduct of their respective businesses as currently conducted and (b) material to the businesses, assets, operations, properties, prospects or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole. To the best of its knowledge, the use of such patents, trademarks, trade names, copyrights, technology, know-how, processes and rights with respect to the Company and its Subsidiaries, does not infringe on the rights of any Person.

Section 3.16 Insolvency.

After giving effect to the execution and delivery of the Indenture Documents, the Credit Agreement Documents and the consummation of the Transactions to occur on or before the Closing Date, the Company will not be “insolvent,” within the meaning of such term as defined in § 101 of Title 11 of the United States Code or Section 2 of the Uniform Fraudulent Transfer Act, or any other applicable state law pertaining to fraudulent transfers, as each may be amended from time to time, or be unable to pay its debts generally as such debts become due, or have an unreasonably small capital to engage in any business or transaction, whether current or contemplated, or intend to incur, or believe that it has incurred, debts that would be beyond its ability to pay as such debts matured.

Section 3.17 Capital Stock.

All Capital Stock, debentures, bonds, notes and all other securities issued by the Company and its Subsidiaries presently issued and outstanding are validly and properly issued in accordance with all Applicable Laws, including, but not limited to, the “Blue Sky” laws of all applicable states and the federal securities laws. The issued shares of Capital Stock of the Company’s Subsidiaries are owned by the Company free and clear of any Lien or adverse claim except for Liens permitted by Section 6.2. At least a majority of the issued shares of Capital Stock of each of the other Subsidiaries of the Company (other than Wholly Owned Subsidiaries) is owned by the Company free and clear of any Lien or adverse claim except for Liens permitted by Section 6.2.

Section 3.18 Available Assets.

(a) (i) The information contained in the Quarterly Report most recently delivered pursuant to Section 5.1(c)is as of the date of such Quarterly Report an accurate and complete listing in all material respects of all Available Assets as of the date provided therein, and the information contained therein with respect to the identity of such Available Assets and the amounts owing thereunder is as of the date provided therein true and correct in all material respects, (ii) each Available Debt Asset and Available Structured Product Asset of the Company is an Eligible Debt Investment owned directly by the Company, (iii) each Available Equity Asset of the Company is an Eligible Equity Investment, (iv) each Available Debt Securitization Asset is an Eligible On-Balance Sheet Securitization, and (v) the Company or other Indenture Party owns and has marketable title to the Available Assets, and each such Available Asset and the Related Property is free and clear of any Lien of any Person (other than Inchoate Liens or, in the case of Related Property, Permitted Liens) and in compliance with all Applicable Laws;

(b) the Company has not authorized the filing of and is not aware of any financing statements against the Company that include a description of collateral covering the Available Assets other than any financing statement naming the Collateral Trustee as secured party or any financing statement that has been terminated;

(c) the Company is not aware of the filing of any judgment or tax Lien filings against the Company; and

(d) each Available Asset was originated without any fraud or material misrepresentation by the Company or, to the best of the Company’s knowledge, on the part of the Obligor.

Section 3.19 Labor Matters.

There are no significant strikes, lockouts, slowdowns or other labor disputes against the Company or any Subsidiary of the Company pending or, to the knowledge of the Company, threatened. The hours worked by and payment made to employees of the Company and each Subsidiary of the Company have not been in violation of the Fair Labor Standards Act or any other applicable federal, state or foreign law dealing with such matters. The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which the Company or any Subsidiary is bound.

Section 3.20 Full Disclosure.

All information furnished in writing by the Company to the Trustee or any Restricted Beneficial Holder for purposes of or in connection with this Indenture and the transactions contemplated hereby is true and accurate and complete in all material respects and based on reasonable estimates on the date as of which such information is dated or certified, and none of such information is incomplete by omitting to state any material fact necessary to make such information not misleading in light of the circumstances under which made as of the time when made or delivered.

Section 3.21 No Default.

(a) After giving effect to the execution and delivery of the Indenture Documents and the consummation of the Transactions to occur on or before the Closing Date, neither the Company nor any of its Subsidiaries is in default under or with respect to any agreement, instrument or undertaking to which it is a party or by which it or any of its property is bound that could reasonably be expected to have or cause a Material Adverse Effect. No event has occurred and is continuing and no condition exists which constitutes or may be reasonably expected to constitute a Default or Event of Default.

(b) After giving effect to the execution and delivery of the Indenture Documents and the consummation of the Transactions to occur on or before the Closing Date none of ECAS or any of its Subsidiaries is in default under or with respect to any agreement, instrument or undertaking to which it is a party or by which it or any of its property is bound that could reasonably be expected to have or cause a Material Adverse Effect.

Section 3.22 PATRIOT Act.

Neither the Company nor any Affiliate of the Company is (a) a country, territory, organization, person or entity named on an OFAC list, (b) a Person that resides or has a place of business in a country or territory named on such lists or which is designated as a Non-Cooperative Jurisdiction by the Financial Action Task Force on Money Laundering, or whose subscription funds are transferred from or through such a jurisdiction; (c) a “Foreign Shell Bank” within the meaning of the USA PATRIOT Act, Title III of Pub. L. 107-56, signed into law October 26, 2001 (the “PATRIOT Act”), i.e., a foreign bank that does not have a physical presence in any country and that is not affiliated with a bank that has a physical presence and an acceptable level of regulation and supervision; or (d) a person or entity that resides in or is organized under the laws of a jurisdiction designated by the United States Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns.

Section 3.23 Security Documents.

(a) The Security Agreement is effective to create in favor of the Collateral Trustee, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Stock described in the Security Agreement, when stock certificates representing such Pledged Stock, together with related undated stock powers in blank, are delivered to the Collateral Trustee, in the case of the Pledged Notes described in the Security Agreement, when instruments or certificated securities representing such Pledged Notes, together with related undated note powers in blank are delivered to the Collateral Trustee, in the case of deposit accounts and amounts on deposit therein, when deposit account control agreements are executed and delivered by the appropriate parties, and in the case of the other Collateral described in the Security Agreement, when financing statements and other filings specified on Schedules 1 and 3 to the Security Agreement in appropriate form are filed in the offices specified on Schedules 1 and 3, the security interest granted pursuant to the Security Agreement in such Collateral (to the extent a security interest in such Collateral can be perfected under Article 9 of the UCC by the delivery of such instruments or certificated securities or the filing of financing statements, as applicable) shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Indenture Parties in such Collateral and the proceeds thereof, as security for the Secured Obligations, in each case prior and superior in right to any other Person (except, in the case of Collateral other than Pledged Stock, Liens permitted by Section 6.2 and except, in the case of Pledged Stock, Inchoate Liens and Liens permitted by Section 6.2(n)).

(b) Each of the Mortgages, when executed and delivered, will be effective to create in favor of the Collateral Trustee, for the benefit of the Secured Parties, a legal, valid and enforceable Lien on the Mortgaged Properties described therein and proceeds thereof, and when the Mortgages are filed in the appropriate mortgage recording offices, each such Mortgage shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Indenture Parties in the Mortgaged Properties and the proceeds thereof, as security for the Secured Obligations, in each case prior and superior in right to any other Person (other than Inchoate Liens and Liens permitted by Section 6.2(f), (i), (j) and (m)). As of the Closing Date, no Indenture Party owns any real property.

(c) As of the Closing Date, the Company and its Subsidiaries do not have any Deposit Accounts or Securities Accounts except as set forth on Schedule 3.23. As of the Closing Date, all Deposit Accounts and Securities Accounts listed on Schedule 3.23 (other than such Deposit Accounts and Securities Accounts constituting Excluded Assets) are subject to Deposit Account Control Agreements or Securities Account Control Agreements, as applicable, in favor of the Collateral Trustee.

Section 3.24 Environmental Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect and, with respect to Section 3.24(a), (c) and (e) below, to the knowledge of the Company:

(a) the facilities and properties owned, leased or operated by the Company or any Subsidiary (the “Properties”) do not contain, and have not previously contained, any Materials of Environmental Concern in amounts or concentrations or under circumstances that constitute or constituted a violation of, or result in the Company incurring liability under, any Environmental Law;

(b) neither the Company nor any Subsidiary has received or has knowledge of any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Properties or the business operated by the Company or any Subsidiary (the “Business”), nor does the Company have knowledge that any such notice or is being threatened, which could result in the Company incurring liability under any Environmental Law;

(c) neither the Company nor any Subsidiary has transported or disposed of Materials of Environmental Concern from the Properties in violation of, or in a manner or to a location that could result in the Company incurring liability under, any Environmental Law, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Properties or any other location in violation of, or in a manner that could result in the Company incurring liability under, any applicable Environmental Law;

(d) no judicial proceeding or governmental or administrative action is pending or, to the knowledge of the Company, threatened, under any Environmental Law to which the Company or any Subsidiary is or will be named as a party with respect to the Properties or the Business, nor, to the knowledge of the Company are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Properties or the Business;

(e) there has been no release or threat of release of Materials of Environmental Concern at or from the Properties or any other location or arising from or related to the operations of the Company or any Subsidiary or in connection with the Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws; and

(f) neither the Company nor any Subsidiary has assumed by contract any liability of any other Person under Environmental Laws.

Section 3.25 Certain Documents. The Company has delivered to the Trustee a complete and correct copy of the Credit Agreement Documents, including any amendments, supplements or modifications with respect to any of the foregoing entered into on or prior to the date hereof. Other than as consented to by the Steering Committees, the Credit Agreement is in form and substance the same as the draft thereof filed with the SEC on Form 8-K on the date of the Offering Memorandum.

Section 3.26 [Bankruptcy Court Orders. Each of (i) the Bankruptcy Court order approving the Offering Memorandum and (ii) the Confirmation Order has become a final and non-appealable order of the Bankruptcy Court, is not subject to any applicable stay, and is in full force and effect.]9

Section 3.27 Debt Prepayments. Upon consummation of the Debt Restructuring, the unpaid principal balance of the Loans shall be $[             ]10. The unpaid principal balances (including all premiums, where applicable) under the Existing Indenture and the Existing Note Purchase Agreements being exchanged for the Securities are as reflected in the Offering Memorandum. No Existing Revolving Loans, Existing Public Notes or Existing Private Notes have been Repurchased since December 31, 2009, except as described in the Offering Memorandum.

[9]	For Standby Plan Indenture only.
[10]	This Section will be completed once final amounts are determined.

Section 3.28 Restricted Payments. Since December 31, 2009, the Company and each of its Subsidiaries have not declared or made, or incurred or agreed to incur any obligation to declare or make, any Restricted Payment other than Restricted Payments that would have been permitted under this Indenture if it had been in effect on January 1, 2010.

ARTICLE IV

CONDITIONS TO CLOSING

The Trustee may not authenticate any Securities on the Closing Date unless the following conditions precedent have been satisfied. The Trustee may rely on an Officers’ Certificate in making the foregoing determination.

(a) Execution of this Indenture and the Indenture Documents. The Trustee shall have received (i) counterparts of this Indenture, executed by a duly authorized officer of each party hereto and (ii) counterparts of each other Indenture Document, executed by the duly authorized officers of the parties thereto.

(b) Closing Payment. The Holders shall have received (or shall concurrently on the Closing Date receive) the Closing Payment out of the Total Closing Payment to be made by the Company on the Closing Date;

(c) Interest and Fees under Existing Indenture and Existing Public Notes. The unpaid interest on the Existing Public Notes and the Existing Private Notes and all unpaid fees and expenses under the Existing Indenture and the Existing Note Purchase Agreements accrued to the Closing Date shall have been paid (or shall concurrently on the Closing Date be paid) in full in cash by the Company. [The unpaid interest on the Existing Public Notes and the Existing Private Notes and all unpaid fees and expenses under the Existing Indenture and the Existing Note Purchase Agreements, in each case, accrued to the Petition Date, shall have been paid (or shall concurrently on the Petition Date be paid) in full in cash by the Company.]11

(d) PATRIOT Act Certificate. The Trustee shall have received a certificate satisfactory thereto, for the benefit of itself, provided by the Company that sets forth information required by the PATRIOT Act including, without limitation, the identity of the Company, the name and address of the Company and other information that will allow the Trustee to identify the Company in accordance with the PATRIOT Act.

(e) Debt Restructuring. The Debt Restructuring shall have been (or shall concurrently with the Closing Date be) consummated. The Credit Agreement and the Credit Agreement Documents shall be satisfactory to the Steering Committees.

(f) Authority Documents. The Trustee shall have received a certificate of the Company, dated the Closing Date, substantially in the form of Exhibit E, with appropriate insertions and attachments, including the following:

(i) Certificate of Incorporation, Etc. Copies of the certificate of incorporation or other charter or formation documents of the Company, certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state of its organization.

(ii) Resolutions. Copies of resolutions of the board of directors (or executive committee thereof) of the Company approving and adopting the Indenture Documents and the transactions contemplated therein and authorizing execution and delivery thereof, certified by an officer of the Company as of the Closing Date to be true and correct and in force and effect as of such date.

(iii) Bylaws. A copy of the bylaws of the Company, certified by an officer of the Company as of the Closing Date to be true and correct and in force and effect as of such date.

[11]	For Standby Plan Indenture only.

(iv) Good Standing. Copies of (i) certificates of good standing, existence or its equivalent with respect to the Company, each certified as of a recent date by the appropriate Governmental Authorities of the state of organization, and each other state in which the Company is qualified to do business; and (ii) to the extent readily available, a certificate indicating payment of all corporate and other franchise taxes certified as of a recent date by the appropriate governmental taxing authorities.

(v) Incumbency. An incumbency certificate of the Company, certified by a secretary or assistant secretary to be true and correct as of the Closing Date, in form satisfactory to the Trustee.

(g) Legal Opinions. The Trustee shall have received the executed legal opinion of Weil, Gotshal & Manges LLP, counsel to the Company and its Subsidiaries, substantially in the form of Exhibit H-1.12 The Depository Trust Company, as Depositary, shall have received the executed legal opinion of Weil, Gotshal & Manges LLP, counsel to the Company and its Subsidiaries, substantially in the form of Exhibit H-2.13

(h) Fees and Expenses. The Trustee shall have received payment of (i) all fees, if any, owing to it under this Indenture and (ii) all reasonable expenses of the Trustee for which customary invoices have been presented, at least two Business Days before the Closing Date. The Holders shall have received payment of all fees and expenses (including attorneys’ fees and fees of other professional advisors) relating to the Transactions for which customary invoices have been presented, at least two Business Days before the Closing Date.

(i) Litigation. Except as set forth on Schedule 3.8, there shall not exist any pending or, to the knowledge of the Company, threatened litigation, investigation, bankruptcy or insolvency, injunction, order or claim affecting or relating to the Company or any of its Subsidiaries, this Indenture and the other Indenture Documents, that has not been settled, dismissed, vacated, discharged or terminated prior to the Closing Date that could reasonably be expected to result in a Material Adverse Effect.

(j) Government Consent. All governmental, shareholder and material third party consents and approvals necessary in connection with the Transactions and other transactions contemplated hereby have been obtained.

(k) Financial Statements. The Trustee and the Restricted Beneficial Holders shall have received (i) the Pro Forma Balance Sheet and (ii) copies of the financial statements referred to in Section 3.1 hereof, unless such statements are included in the Offering Memorandum or the Company’s public filings pursuant to the Exchange Act.

(l) Projections. The Trustee and the Restricted Beneficial Holders shall have received financial projections of the Company and the Consolidated Subsidiaries for Fiscal Years 2010 through 2013, unless included in the Offering Memorandum.

(m) Solvency Certificate; Financial Condition Certificate. The Trustee shall have received:

(i) a certificate, in form satisfactory to the Trustee and certified as accurate by a Responsible Officer of the Company, which shall document the solvency of the Company and its Subsidiaries, taken as a whole, after giving effect to the Transactions; and

(ii) a certificate, in form satisfactory to the Trustee and certified as accurate by a Responsible Officer of the Company, which shall certify pro forma compliance by the Company and its Subsidiaries as of the Closing Date with the financial covenants contained in Section 5.9 hereof.

[12]	To be in the form agreed among the Company and the Steering Committees prior to the Closing Date.
[13]	To be in the form agreed among the Company and The Depository Trust Company prior to the Closing Date. To be satisfactory to the Steering Committees.

(n) Officers’ Certificate. The Trustee shall have received a certificate executed by two Responsible Officers of the Company as of the Closing Date stating that immediately after giving effect to the issuance of Securities on the Closing Date and the other Transactions, (i) no Default or Event of Default exists and (ii) all representations and warranties contained herein and in the other Indenture Documents are true and correct in all material respects.

(o) Pledged Stock; Stock Powers; Pledged Notes. To the extent not previously delivered, the Collateral Trustee shall have received, subject to the Collateral Trust Agreement (i) the certificates, if any, representing the shares of Capital Stock pledged pursuant to the Security Agreement, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof, (ii) each promissory note pledged pursuant to the Security Agreement, together with note powers or other instruments of transfer with respect thereto endorsed in blank and (iii) any such other certificates, certificated securities and instruments and such related instruments of transfer required to be delivered on the Closing Date pursuant to the Security Agreement.

(p) Filings, Registrations and Recordings. All documents and instruments, including Uniform Commercial Code financing statements, required by law or in accordance with the terms of the Collateral Trust Agreement, to be filed, registered or recorded to create the Liens intended to be created by the Security Documents and perfect such Liens to the extent required by, and with the priority required by the Collateral Trust Agreement, shall have been executed or shall be in proper form for filing, subject only to exceptions permitted pursuant to the Collateral Trust Agreement.

(q) Control Agreements. The Collateral Trustee shall have received a Deposit Account Control Agreements or a Securities Account Control Agreement, as applicable executed by all parties thereto with respect to each Deposit Account and each Securities Account required to be pledged by any Indenture Party to the Collateral Trustee pursuant to this Indenture, the Security Agreement or any other Indenture Document, including without limitation those listed on Schedule 3.23, in each case in form and substance in accordance with the Collateral Trust Agreement; provided however that Deposit Account Control Agreements and Securities Account Control Agreements shall not be required to be delivered with respect to any Excluded Assets.

(r) Insurance. The Collateral Trustee shall have received insurance certificates satisfying the requirements of Section 4.2(b) of the Security Agreement.

(s) Additional Matters. All other documents and legal matters in connection with the Transactions shall be satisfactory in form and substance to the Steering Committees.

(t) Representations and Warranties. The representations and warranties made by the Indenture Parties herein or which are contained in any certificate furnished at any time under or in connection herewith shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date (except for those which expressly relate to an earlier date); provided, that, in each case such materiality qualifier shall not be applicable to any representations or warranties that are already qualified or modified by materiality in the text thereof.

(u) No Default or Event of Default. No Default or Event of Default shall have occurred and be continuing on the Closing Date or after giving effect to the Debt Restructuring.

(v) The Depository Trust Company. The Dollar Securities shall be eligible for clearance and settlement through The Depository Trust Company, as Depositary, and no restrictive legend relating to the Securities Act need be placed upon the Securities.

(w) Securities Filings. On the date of the Offering Memorandum, the Company shall have filed and made publicly available with the SEC (1) the Offering Memorandum as an exhibit to a Form T-3 relating to the Indenture and (2) a Form 8-K that references such Form T-3.

(x) Offering Memorandum. The Offering Memorandum, including all exhibits, schedules and annexes thereto, shall not have been directly or indirectly amended, supplemented or otherwise modified from the version thereof initially distributed to Holders on May [3], 2010, other than such amendments, supplements or other modifications thereto acceptable in form and substance to the Steering Committees.

(y) Adjustment Amount. The “Adjustment Amount” (as defined in the Offering Memorandum) shall not exceed $67,000,000.

ARTICLE V

AFFIRMATIVE COVENANTS

The Company hereby covenants and agrees that on the Closing Date, and thereafter until no Security remains Outstanding and unpaid and the Obligations (other than Contingent Indemnification Obligations) under the Indenture Documents, together with interest, fees and all other amounts owing to the Trustee or any Holder hereunder, are paid in full in cash, the Company shall, and shall cause each of its Subsidiaries to:

Section 5.1 Reports and Other Information.

(a) Annual Financial Statements. Furnish to the Trustee and each of the Holders as soon as available, but in any event within ninety (90) days after the end of each Fiscal Year of the Company, a copy of the consolidated balance sheet of the Company and its Consolidated Subsidiaries as at the end of such Fiscal Year and the related consolidated statement of income, cash flow and changes in net assets of the Company and its Consolidated Subsidiaries for such year, audited by a firm of independent certified public accountants of nationally recognized standing, setting forth in each case in comparative form the figures for the preceding Fiscal Year, reported on without a “going concern” or like qualification, exception, explanatory paragraph or assumption (for Fiscal Year 2010 and thereafter), or qualification or assumption indicating that the scope of the audit was inadequate to permit such independent certified public accountants to certify such financial statements without such qualification; provided, however, that to the extent such reports are filed with the SEC and publicly available, no additional copies need be provided to Holders or the Trustee;

(b) Quarterly Financial Statements. Furnish to the Trustee and each of the Holders as soon as available and in any event within forty-five (45) days after the end of each Fiscal Quarter of the Company, a company-prepared consolidated balance sheet of the Company and its Consolidated Subsidiaries as at the end of such period and related company-prepared consolidated statement of income, cash flows and changes in net assets for the Company and its Consolidated Subsidiaries for such quarterly period and for the portion of the Fiscal Year ending with such period, in each case setting forth in comparative form the figures for the corresponding period or periods of the preceding Fiscal Year (subject to normal recurring year-end audit adjustments) certified as to fairness of presentation, GAAP and consistency by a Responsible Officer of the Company; provided, however, that to the extent such reports are filed with the SEC and publicly available, no additional copies need be provided to Holders or the Trustee;

(c) Monthly/Quarterly Reports. Furnish to the Trustee and to each of the Restricted Beneficial Holders, subject to the Company’s right to receive written confirmation that the recipient still qualifies as a Restricted Beneficial Holder, as soon as available and in any event (x) within thirty (30) days after the end of each Fiscal Month (the “Monthly Report”), and (y) within forty-five (45) days after the end of each Fiscal Quarter (the “Quarterly Report”), in each case beginning with Fiscal Month/Quarter                     , 2010 a company–prepared report in the form attached hereto as Exhibit G and Exhibit I, respectively, or such other form as agreed to by the Company and the Restricted Beneficial Holders; and

(d) Additional Reports. Furnish to the Trustee the information specified in Section 9.4;

all such financial statements described in the preceding paragraphs (a) and (b) to fairly present in all material respects the financial condition, results from operations and cash flows of the entities and for the periods specified and to be prepared in reasonable detail and in accordance with GAAP (subject, in the case of interim statements, to normal recurring year-end audit adjustments) applied consistently throughout the periods reflected therein. The Company’s quarterly filings on Form 10-Q and annual filings on Form 10-K will include a description of Investments held by the Company and its Subsidiaries and will identify such Investments as Collateral or non-Collateral and, if Collateral, will further identify such Investments by category (e.g., senior secured term Debt, subordinated Debt etc.), all in the form attached hereto as Exhibit J or such other form as agreed to by the Company and the Trustee. The Company’s quarterly filings on Form 10-Q and annual filings on Form 10-K also will include a statement of the amount that would have been applied to the redemption of Securities pursuant to Section 2.4(b) with respect to events that occurred during such redemption period that has been set off against the Excess Closing Payment in accordance with the proviso set forth at the end of Section 2.4(b). Further, the Company agrees to deliver to the Trustee quarterly and annual descriptions of such Investments in the event the Company ceases to make Form 10-Q and Form 10-K filings, no later than the dates on which financial statements are required to be delivered pursuant to Section 5.1(a) and Section 5.1(b).

Section 5.2 Certificates; Other Information.

Furnish to the Trustee and each of the Restricted Beneficial Holders (and to the Collateral Trustee in the case of paragraph (d) below):

(a) concurrently with the delivery of the financial statements referred to in Section 5.1(a) and Section 5.1(b) above, a certificate of a Responsible Officer, substantially in the form of Exhibit F (each a “Compliance Certificate”), stating that (x) such financial statements present fairly in all material respects the financial position, results from operations and cash flows of the Company and its Consolidated Subsidiaries for the periods indicated in conformity with GAAP applied on a consistent basis, (y) each Indenture Party during such period observed or performed in all material respects all of its covenants and other agreements, and satisfied in all material respects every condition, contained in this Indenture and the other Indenture Documents to be observed, performed or satisfied by it; provided, that, in each case such materiality qualifier shall not be applicable to any covenants, conditions or agreements that are already qualified or modified by materiality in the text thereof, and (z) such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate and if any Default then exists, setting forth the details thereof and the action which such Indenture Party is taking or proposes to take with respect thereto, and including calculations in reasonable detail required to indicate compliance with Section 5.9 as of the last day of such period;

(b) promptly, such additional financial and other information as any Restricted Beneficial Holder may from time to time reasonably request; provided that, subject to Section 5.22, if no Notice of Acceleration is in effect, Portfolio Investment Information shall only be disclosed to Restricted Beneficial Holders with the Company’s prior written consent, which consent may be limited to disclosure to Restricted Beneficial Holders that are not Competitors.

(c) upon the occurrence of a Default or an Event of Default, promptly, such additional financial and other information as the Trustee may from time to time reasonably request;

(d) concurrently with the delivery of the financial statements referred to in Section 5.1(a) above, a report of a reputable insurance broker with respect to insurance required pursuant to Section 5.5, and such supplemental reports with respect thereto as the Collateral Trustee may from time to time reasonably request; and

(e) any legal opinion delivered under the Credit Agreement or any corresponding agreement in respect of Permitted Refinancing Debt after the Closing Date to the extent relating to the creation or perfection of any security interest in the Collateral and cause such opinion to be addressed to and for the benefit of the Holders.

Section 5.3 Payment of Taxes and Other Obligations.

Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, (subject, where applicable, to specified grace periods) all its taxes (Federal, state, local and any other taxes) assessments, governmental charges, claims for labor, supplies, rent and other obligations and liabilities of whatever nature and any additional costs that are imposed as a result of any failure to so pay, discharge or otherwise satisfy such taxes, obligations and liabilities, except when the amount or validity of any such taxes, obligations and liabilities is currently being contested in good faith by appropriate proceedings and reserves, if applicable, in conformity with GAAP with respect thereto have been provided on the books of the Company.

Section 5.4 Maintenance of Existence.

Except as otherwise permitted by Section 6.3 and Section 6.10, continue to engage in business of the same general type as now conducted by it on the Closing Date and, preserve and maintain its existence, rights, franchises and privileges in the jurisdiction of its formation, and qualify and remain qualified in good standing in each jurisdiction where the failure to maintain such existence, rights, franchises, privileges and qualification has had, or could reasonably be expected to have, a Material Adverse Effect. The Company shall, and shall cause its Subsidiaries to, comply in all material respects with all “corporate separateness” requirements applicable to SPE Subsidiaries with respect to Securitization Transactions.

Section 5.5 Maintenance of Property; Insurance.

Maintain all of its properties and assets necessary to the conduct of its business in good condition, repair and working order, ordinary wear and tear excepted. The Company will maintain, and will cause each Subsidiary of the Company to maintain (either in the name of the Company or in such Subsidiary’s own name), with financially sound and reputable companies, insurance policies (i) insuring the Inventory, Fixtures, Equipment and Vehicles against loss by fire, explosion, theft and such other casualties and (ii) insuring the Company or relevant Subsidiary against liability for personal injury and property damage relating to such Inventory, Fixtures, Equipment and Vehicles, such policies in each case to be in such form and amounts and having such coverage against such risks as are customarily maintained by companies of established repute engaged in the same or similar business.

Section 5.6 Inspection of Property; Books and Records.

(a) Keep proper books of record and account in which full, true and correct entries in conformity with GAAP shall be made of all dealings and transactions in relation to its business and activities;

(b) Permit with reasonable prior notice, which notice shall not be required in the case an Event of Default shall have occurred and be continuing or an Asset Coverage Noncompliance Period is in effect, the Trustee or its designee (on behalf and at the specific direction by the Restricted Beneficial Holders), at the expense of the Company, to perform periodic field audits and investigations of the Company and the Collateral, from time to time, provided that the field examinations at the Company’s headquarters in Bethesda, Maryland or at any of the Company’s other offices shall be no more frequent than twice each Fiscal Year unless an Event of Default has occurred and is continuing or an Asset Coverage Noncompliance Period is in effect, in which case there shall be no such limitation on the number of field examinations (which shall be at the Company’s expense);

(c) Permit a single representative of the Trustee or its designee (on behalf and at the specific direction by the Restricted Beneficial Holders) at the expense of such Restricted Beneficial Holders prior to the occurrence of an Event of Default and at the Company’s expense when an Event of Default is continuing or during an Asset Coverage Noncompliance Period, to visit and inspect any of their respective properties, to examine and make abstracts from any of their respective books and records (including computer tapes and disks) and to discuss their respective affairs, finances and accounts with their respective officers, employees and independent public accountants; provided that, (i) any designee referred to herein shall enter into a confidentiality agreement in the form of Exhibit C and (ii) subject to Section 5.22, if no Notice of Acceleration is in effect, any Portfolio Investment Information contained in such report or other document with respect to such inspection shall only be provided to the Restricted Beneficial Holders with the Company’s prior written consent, which consent may be limited to disclosure to Restricted Beneficial Holders that are not Competitors. The Company agrees to, and to cause its Subsidiaries to, cooperate and assist in such visits and inspections, in each case at such reasonable times and as often as may reasonably be desired; and

(d) If a Default or Event of Default has occurred and is continuing or if an Asset Coverage Noncompliance Period is in effect, the Trustee shall be entitled to retain a financial advisor of its choosing (at the Company’s expense) to conduct (or assist the Trustee in conducting) the audits, investigations, inspections and examinations described in the preceding clauses (b) and (c) and to perform reasonable due diligence and other reasonable and customary services; provided that (i) such financial advisor shall enter into a confidentiality agreement in the form of Exhibit C and (ii) subject to Section 5.22, if no Notice of Acceleration is in effect, any Portfolio Investment Information contained in such report or other document with respect to such inspection shall only be provided to the Restricted Beneficial Holders with the Company’s prior written consent, which consent may be limited to disclosure to Restricted Beneficial Holders that are not Competitors.

(e) Any direction to the Trustee in connection with this Section 5.6 shall reference this Section 5.6, shall be specific as to the scope and extent of the tasks requested of the Trustee, and shall otherwise satisfy the terms of this Indenture. The Trustee shall be entitled to written confirmation and evidence satisfactory to it that each party making such direction meets the definition of Restricted Beneficial Holder as of the date any such direction is received by the Trustee.

Section 5.7 Notices.

Promptly following the occurrence of an event or condition consisting of an Asset Coverage Noncompliance Period, a Default or Event of Default, give written notice to the Trustee (provided that in no event shall such notice be provided later than three (3) Business Days after the Company or any other Indenture Party obtains actual knowledge thereof), and promptly (but in no event later than five (5) Business Days after the Company or any other Indenture Party obtains actual knowledge thereof) give written notice of the following to the Trustee and to each Restricted Beneficial Holder:

(a) the occurrence of any default or event of default under any Contractual Obligation of the Company or any Subsidiary involving a monetary claim in excess of $25,000,000;

(b) any order, judgment or decree exceeding $25,000,000 having been entered against the Company or any Subsidiary;

(c) (i) the occurrence of any non-exempt Prohibited Transaction; the occurrence or expected occurrence of any Reportable Event with respect to any Single Employer Plan or, to the knowledge of the Company, any Multiemployer Plan; a failure by Company or any member of the Controlled Group to make any required contribution to a Plan or the filing by Company or any member of the Controlled Group, pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Single Employer Plan; a determination that any Single Employer Plan is in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA); the institution of proceedings by the PBGC, Company or any member of the Controlled Group to terminate a Single Employer Plan or the incurrence by Company or any member of the Controlled Group of liability under Title IV of ERISA with respect to the termination of any Single Employer Plan, including, but not limited to the creation of any Lien in favor of the PBGC (other than a Lien permitted by Section 6.2) or a Single Employer Plan; or any withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or receipt of a determination that any such Multiemployer Plan is in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA); or (ii) the institution of proceedings or the taking of any other action by the

PBGC or Company or any member of the Controlled Group or any Multiemployer Plan with respect to the withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or determination that any Multiemployer Plan is in “endangered” or “critical” status;

(d) any notice of any violation received by the Company or a Subsidiary from any Governmental Authority;

(e) any litigation or proceeding affecting any Indenture Party (i) in which the amount involved is $25,000,000 or more and not covered by insurance or (ii) which relates to any Indenture Document; and

(f) any other development or event that could reasonably be expected to cause a Material Adverse Effect.

Each notice pursuant to this Section 5.7 shall be accompanied by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the Company proposes to take with respect thereto. In the case of any notice of a Default or Event of Default, the Company shall specify that such notice is a Default or Event of Default notice on the face thereof.

Section 5.8 Environmental Laws.

(a) Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, comply with and use commercially reasonable efforts to ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws and obtain and comply with and maintain, and use commercially reasonable efforts to ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws; and

(b) Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws except to the extent that the same are being contested in good faith by appropriate proceedings and the pendency of such proceedings could not reasonably be expected to have a Material Adverse Effect.

Section 5.9 Financial Covenants.

Cause:

(a) Ratio of Adjusted Operating Cash Flow to Interest Expense. The ratio of the Adjusted Operating Cash Flow to Interest Expense of the Company and its Consolidated Subsidiaries, determined as of the last day of each Fiscal Quarter (beginning with the first full Fiscal Quarter ending after the Closing Date) for the period of four (4) consecutive Fiscal Quarters ended on such day, to be greater than or equal to (i) 1.20 to 1.00 at the end of each Fiscal Quarter in Fiscal Year 2010, (ii) 1.15 to 1.00 at the end of each Fiscal Quarter in Fiscal Year 2011 and (iii) 1.30 to 1.00 at the end of each Fiscal Quarter thereafter.

(b) Ratio of Total Pledged Assets to Secured Debt. The ratio of Total Pledged Assets to Secured Debt (“Asset Coverage Ratio”) (i) determined as of the last day of each Fiscal Quarter (beginning with the first full Fiscal Quarter ending after the Closing Date), to be greater than or equal to 1.00 to 1.00 as of the last day of any Fiscal Quarter and (ii) determined as of the last day of at least one of any two consecutive Fiscal Quarters (beginning with the Fiscal Quarter ending on or about March 31, 2010), (A) for any Fiscal Quarter ending in Fiscal Year 2010, to be greater than or equal to 1.15 to 1.00, (B) for any Fiscal Quarter ending in Fiscal Year 2011, to be greater than or equal to 1.20 to 1.00 and (C) for any Fiscal Quarter ending thereafter, to be greater than or equal to 1.25 to 1.00; provided that, at the option of the Company, if during any one Fiscal Quarter ending after the Closing Date, the VIX Index is greater than or equal to 35 as measured on the average daily close of the VIX Index over any period of ten (10) consecutive days in which the VIX Index is quoted within such Fiscal Quarter, the requirements of clause (i) shall be suspended for such Fiscal Quarter if suspension for such Fiscal Quarter is elected by the Company; provided further that such suspension may be elected by the Company to apply only as to one covenant measurement date and shall not apply to any Fiscal Quarter in which the VIX Index is unable to be determined or is not quoted for any reason on any day of such Fiscal Quarter.

Section 5.10 Maintenance of Corporate Family Rating. (i) Use commercially reasonable efforts to at all times maintain a corporate family rating from at least two of (a) S&P, (b) Moody’s and (c) Fitch and (ii) secure promptly following the Closing Date and subsequently maintain a rating of the Securities from at least two of (a) S&P, (b) Moody’s and (c) Fitch.

Section 5.11 Compliance with Laws.

(a) Comply, and cause each member of the Controlled Group to comply, in all material respects with all Applicable Laws (including but not limited to those with respect to the Investment Loans and any Related Property), and similar requirements of Governmental Authorities (including but not limited to PBGC), except where the failure to comply could not reasonably be expected to have a Material Adverse Effect.

(b) At all times maintain its status as a RIC under the Code, and as a “business development company” under the Investment Company Act; provided the Company shall not be required to maintain its status as a RIC if (i) the income tax payable by the Company and its Subsidiaries resulting from the failure to maintain such status is not greater than the minimum required distributions that would have been payable in cash if the Company had maintained its status as a RIC or (ii) if the Required Lenders (as defined in the Credit Agreement) shall have consented to such change.

(c) Not permit any of its respective assets to become or be deemed to be “plan assets” within the meaning of ERISA, the Code and the respective regulations promulgated thereunder.

Section 5.12 Additional Collateral, etc.

(a) With respect to any property acquired after the Closing Date by the Company or any other Indenture Party (other than (x) Excluded Assets, (y) any property described in paragraph (b), (c) or (d) below and (z) any property subject to a Lien expressly permitted by Section 6.2(j), (n) and (o)) as to which the Collateral Trustee, for the benefit of the Secured Parties, does not have a perfected Lien, promptly (i) execute and deliver to the Collateral Trustee such amendments to the Security Agreement or the other Security Document (or execute new Security Documents) as the Collateral Trustee deems reasonably necessary or advisable to grant to the Collateral Trustee, for the benefit of the Secured Parties, a security interest in such property and (ii) take all actions reasonably necessary or advisable to grant to the Collateral Trustee, for the benefit of the Secured Parties, a perfected first priority security interest (subject to any Liens permitted under Section 6.2) in such property, including the filing of UCC financing statements in such jurisdictions as may be reasonably required by the Security Agreement (or other Security Document) or by law or as may be reasonably requested by the Collateral Trustee in its discretion (or as instructed by the Holders).

(b) With respect to any fee interest in any real property owned or acquired by the Company or any other Indenture Party (other than (x) Excluded Assets and (y) any such real property (including improvements located on leased land) subject to any Liens permitted by Section 6.2), promptly (i) execute and deliver a first priority Mortgage, deed of trust or deed to secure debt, in favor of the Collateral Trustee, for the benefit of the Secured Parties, covering such real property, (ii) if requested by the Collateral Trustee, provide the Secured Parties with (x) title and extended coverage insurance covering such real property in an amount at least equal to the purchase price of such real property (or such other amount as shall be reasonably specified by the Collateral

Trustee) as well as a current ALTA survey thereof, together with a surveyor’s certificate and (y) any consents or estoppels reasonably deemed necessary or advisable by the Collateral Trustee in connection with such Mortgage, deed of trust or deed to secure debt, each of the foregoing in form and substance reasonably satisfactory to the Collateral Trustee and (iii) if requested by the Collateral Trustee, deliver to the Collateral Trustee local counsel opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Collateral Trustee; provided the Company and the other Indenture Parties shall not be required to mortgage any real property unless and until the value of all real property (together with improvements thereof) exceeds $10,000,000 (in which case all such real property shall be mortgaged). The Company and the other Indenture Parties shall not be required to deliver leasehold mortgages.

(c) With respect to any Capital Stock acquired after the Closing Date by the Company or any other Indenture Party (which, for the purposes of this paragraph (c), shall include any Capital Stock of an existing Subsidiary that ceases to be an Excluded Subsidiary) (other than any such Capital Stock constituting Excluded Assets or that is subject to Liens permitted by Section 6.2(n)), promptly (i) execute and deliver to the Trustee such amendments to the Security Agreement as the Collateral Trustee reasonably deems necessary or advisable to grant to the Collateral Trustee, for the benefit of the Secured Parties, a perfected first priority security interest in such Capital Stock, (ii) deliver to the Collateral Trustee the certificates, if any, representing such Capital Stock, together with related undated stock powers, in blank, executed and delivered by a duly authorized officer of the Company or the relevant Indenture Party, (iii) in the case of any new Subsidiary that is not an Excluded Subsidiary, cause such Subsidiary (A) to become a Subsidiary Guarantor and a party to this Indenture, the Security Agreement, the Collateral Trust Agreement and any other Security Document to the extent applicable to such Subsidiary, (B) to take such actions necessary or advisable to grant to the Collateral Trustee for the benefit of the Secured Parties a perfected first priority security interest in the Collateral described in the Security Agreement and the Collateral Trust Agreement with respect to such Subsidiary, including the filing of UCC financing statements in such jurisdictions as may be reasonably required by the Security Agreement or by law or as may be reasonably requested by the Collateral Trustee and (C) to deliver to the Collateral Trustee a certificate of such Subsidiary, substantially in the form of Exhibit E, with appropriate insertions and attachments, and (iv) if reasonably requested by the Collateral Trustee, deliver to the Collateral Trustee legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Collateral Trustee.

Section 5.13 Portfolio Investments. Cause substantially all Portfolio Investments of the Company and its Subsidiaries (other than SPE Subsidiaries constituting Securitization Issuers and depositor SPE Subsidiaries engaged in customary transitory ownership of Portfolio Investments) to be owned by the Company or any other Indenture Party consistent with the Company’s past practice.

Section 5.14 Managementsub. Cause each Managementsub and each parent company thereof that is not an Indenture Party (each, a “Managementsub Parent”) to be a single purpose company free of Debt (other than intercompany Debt owed to the Company, any of its Wholly Owned Subsidiaries or Managementsub Parent) and Liens (other than Liens securing intercompany Debt to the Company, any of its Wholly Owned Subsidiaries or Managementsub Parent) and whose sole purpose and business of which will be to manage the applicable ACE Fund and such other business that is incidental to such purpose.

Section 5.15 Debt Investments.

(a) Cause all Debt owed by a Subsidiary to the Company or any other Subsidiary, including Portfolio Investments, to be evidenced by a promissory note or, in the case of Debt not governed by the laws of a United States jurisdiction, other customary written instrument.

(b) Cause all Debt owed to the Company or any Subsidiary by a Subsidiary, Managementsub or Managementsub Parent to be secured by Liens on all assets of such obligor entity (other than assets of the types that, if owned by the Company, would constitute Excluded Assets).

Section 5.16 Post-Closing Obligations.

(a) Within 45 Business Days after the Closing Date, cause all securities representing Securitization Retained Security Investments held by a non-Indenture Party to be transferred to the Company or any other Indenture Party and become subject to a first priority security interest (subject only to Inchoate Liens) created by the Security Documents.

(b) Within 45 Business Days after the Closing Date, cause all debt securities issued by CRE CDO 2007-1, Ltd. that are owned by the Company or any other Indenture Party to become subject to a first priority security interest (subject only to Inchoate Liens) created by the Security Documents.

(c) Within 30 Business Days after the Closing Date, cause all Deposit Account Control Agreements and Securities Account Control Agreements listed on Schedule 5.16(c) to be executed and delivered to the Collateral Trustee.

Section 5.17 Payment of Expenses and Taxes; Indemnification.

(a) (i) Pay or reimburse each Holder and each beneficial holder for all reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation, negotiation, printing and execution of, and any amendment, supplement or modification to, this Indenture and the other Indenture Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby (including the Transactions), together with the reasonable fees and disbursements of counsel to the Holders, (ii) pay or reimburse each Holder for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Indenture, the Securities and any such other documents, including without limitation the fees and disbursements of counsel to the Holders (including allocated costs of in house legal counsel), (iii) on demand, pay, indemnify, and hold each Holder and each beneficial holder harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying stamp, excise and other similar taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation, administration or enforcement of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, the Indenture Documents and any such other documents, and (iv) subject to the foregoing, pay, indemnify, and hold each Holder and each beneficial holder and each of their respective Affiliates, employees, agents, officers and directors (each an “Indemnified Person”) harmless from and against, any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance or administration of the Indenture Documents or any such other documents and the use, or proposed use, of proceeds of the Securities or otherwise relating in any way to any of the foregoing and the negotiation and consummation of the Transactions and the Debt Restructuring (all of the foregoing, collectively, “Indemnified Liabilities”); provided that with respect to clause (iv), the Company shall not have any obligation hereunder to any Indemnified Person with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of such Indemnified Person, as determined in a final, non-appealable judgment by a court of competent jurisdiction; provided further that, with respect to each of clauses (i), (ii) and (iv), the Company shall not be responsible for fees and disbursements of more than one firm of counsel and one financial advisor to the Holders and beneficial holders (or one firm of counsel and one financial advisor for each series of Securities if there shall be a bona fide conflict of interest between or among Holders or beneficial holders of different series of Securities), in addition to any local or special counsel.

(b) Defend, indemnify and hold harmless the Indemnified Persons from and against any and all claims (including claims of third parties), demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature known or unknown, contingent or otherwise, arising out of, or in any way relating to the violation or alleged violation of, noncompliance or alleged noncompliance with, or liability under, any Environmental Law applicable to the operations of the Company or any of its Subsidiaries, the Properties or any

other location, or any orders, requirements or demands of Governmental Authorities related thereto, including reasonable attorney’s and consultant’s fees, investigation and laboratory fees, response costs, court costs and litigation expenses, except to the extent that any of the foregoing arise out of the gross negligence or willful misconduct of the party seeking indemnification therefor, as determined by a final and non-appealable decision of a court of competent jurisdiction. Without limiting the foregoing, and to the extent permitted by applicable law, the Company agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnified Persons.

The agreements in this Section  5.17 shall survive repayment of the Securities and all other amounts payable hereunder.

Section 5.18 Payment of Principal, Interest and Fees. Duly and punctually pay the principal of and interest on the Securities and all fees and other amounts payable pursuant to this Indenture in accordance with the terms of the Securities and this Indenture.

Section 5.19 Maintenance of Office or Agency. Maintain in each Place of Payment an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 5.20 Money for Securities Payments to Be Held in Trust. If the Company shall at any time act as its own Paying Agent, on or before each due date of the principal of or interest on any of the Securities or any fee or other amount payable under this Indenture, segregate and hold in trust for the benefit of the Persons entitled thereto a sum, in the currency in which the Securities are payable, sufficient to pay such principal, interest, fee or other amount so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents, it will, prior to each due date of the principal of or interest on any Securities or any fee or other amount payable under this Indenture, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(a) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent; and

(b) during the continuance of any default by the Company (or any other obligor upon the Securities) in the making of any payment in respect of the Securities upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Absent a Default or Event of Default, and subject to applicable abandoned property laws, if any, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or interest on any Security or any fee or other amount payable under this Indenture and remaining unclaimed for two years after such principal, interest, fee or other amount has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof; provided, however, that the Trustee or such Paying Agent, if any, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, that shall not be less than thirty (30) calendar days from the date of such publication, any unclaimed balance of such money then remaining will be paid to the Company.

Section 5.21 Statement by Officers as to Default. To the extent not included in a certificate delivered pursuant to Section 5.2(a), deliver to the Trustee, within 120 calendar days after the end of each fiscal year of the Company ending after the date hereof, an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Section 5.22 Limits on Disclosure of Reporting. Notwithstanding Section 5.2(b), Section 5.6 and Section 5.7, the Company and its Subsidiaries shall not be required to (and, unless a Notice of Acceleration shall be in effect, neither the Trustee nor any other agent, representative or advisor (acting in accordance with its customary procedures for maintaining confidential information) to the Holders shall) disclose to any Restricted Beneficial Holder that is a Competitor any of the types of information about individual Portfolio Investments listed on Exhibit K attached hereto (“Portfolio Investment Information”). In furtherance of the foregoing, the Company may provide more extensive information packages and access to Restricted Beneficial Holders that are not Competitors than provided to Restricted Beneficial Holders that are Competitors. Any determination as to whether a Restricted Beneficial Holders is a Competitor or whether information constitutes Portfolio Investment Information shall be made by the Company in its reasonable judgment. The Trustee shall have no obligation or liability for any determination made by the Company pursuant to this paragraph. For the avoidance of doubt, this Section 5.22 shall not apply to information required to be disclosed to the Restricted Beneficial Holder under Section 5.1 and Section 5.2(a).

ARTICLE VI

NEGATIVE COVENANTS

The Company hereby covenants and agrees that on the Closing Date, and thereafter until no Securities remain Outstanding and unpaid and the Obligations (other than Contingent Indemnification Obligations) under the Indenture Documents, together with interest, fees and all other amounts owing to the Trustee or any Holder hereunder, are paid in full in cash, the Company shall not, nor shall it permit any of its Subsidiaries to (nor, with respect to Section 6.11 only, shall it fail to prevent American Capital, LLC (so long as American Capital, LLC would be considered to be a Subsidiary of the Company hereunder but for the proviso contained in the definition of Subsidiary) from):

Section 6.1 Additional Debt.

Directly or indirectly issue, assume, create, incur or suffer to exist any Debt, except for:

(a) the Debt owed under the Credit Agreement and the other Credit Agreement Documents as in effect on the Closing Debt, and Permitted Refinancing Debt in respect thereof, in an aggregate principal amount not to exceed the aggregate principal amount of Debt incurred under the Credit Agreement as of the Closing Date;

(b) [Reserved];

(c) Debt evidenced by the Securities and guarantees thereof by Subsidiary Guarantors, if any, and Permitted Refinancing Debt in respect thereof;

(d) Debt evidenced by the Existing Public Notes outstanding on the Closing Date that have not been exchanged for Securities;

(e) (i) Debt in respect of on-balance sheet Permitted Securitization Transactions, and (ii) unsecured guarantees in connection with off-balance sheet Securitization Transactions to the extent incurred pursuant to Standard Securitization Undertakings;

(f) Subordinated Debt;

(g) Debt and obligations owing under (i) Hedging Agreements existing on the Closing Date and described on Schedule 6.1(g) and (ii) Hedging Agreements entered into after the Closing Date not for speculative purposes provided the Debt and obligations under Hedging Agreements described in this clause (ii) are unsecured;

(h) Debt in an aggregate amount not to exceed $46,000,000 at any one time outstanding consisting of reimbursement obligations in respect of letters of credit (which may be issued to support obligations of Subsidiaries and Portfolio Investments) (i) existing on the Closing Date or (ii) issued after the Closing Date in connection with permitted Follow-On Investments, in each case issued for the account of the Company;

(i) Obligations with respect to the termination and/or settlement of obligations under a certain Hedging Agreement outstanding on the Closing Date; provided that the aggregate amount of such obligations shall not, at any time, exceed $15,000,000;

(j) in addition to the other Debt permitted by this Section 6.1, Debt which shall not, at any time, exceed an aggregate principal amount of $25,000,000;

(k) Debt of the Company to the extent secured by Portfolio Investments made after the Closing Date provided that at the time any such Debt is incurred (i) the Net Cash Proceeds of such Debt shall be equal to at least 75% of the Fair Market Value of the Portfolio Investments securing such Debt, (ii) the Company is in pro forma compliance with the financial covenants set forth in Section 5.9 after giving effect thereto, (iii) no Event of Default exists or would result therefrom, (iv) such Debt has no required scheduled or mandatory (except with proceeds of collateral securing such Debt) principal payments prior to the first anniversary of the Maturity Date, and (v) the material terms of such Debt (other than interest rate and other economic terms) in the aggregate are no more restrictive on the Company and its Consolidated Subsidiaries than the terms of this Indenture (unless covenants and events of default contained in such Debt that are more restrictive than those hereunder shall be incorporated mutatis mutandis in this Indenture);

(l) unsecured Debt of the Company as long as (i) such Debt has no required (scheduled or mandatory) principal payments prior to the first anniversary of the Maturity Date, (ii) the material terms of such Debt (other than interest rate and other economic terms) in the aggregate are no more restrictive on the Company and its Consolidated Subsidiaries than the terms of this Indenture (unless covenants and events of default contained in such Debt that are more restrictive than those hereunder shall be incorporated mutatis mutandis in this Indenture), (iii) the Company is in pro forma compliance with the financial covenants set forth in Section 5.9 after giving effect thereto, and (iv) no Event of Default exists or would result therefrom;

(m) repurchase agreement financing if (i) the proceeds of such Debt are invested solely in securities issued or directly and fully guaranteed or insured by the United States or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) and (ii) such financing matures no later than twenty-five (25) Business Days; and

(n) intercompany Debt permitted by Section 6.5 and Section 6.11;

(o) provided that after giving effect to the issuance, assumption, creation or incurrence of the Debt permitted by this Section 6.1 after the Closing Date, no Default under Section 7.1(a) or (e) shall have occurred and be continuing and the Company shall be in compliance with Section 5.9. The Net Cash Proceeds of any Debt incurred pursuant to Section 6.1(e), (f), (j), (k) and (l) are subject to Section 2.4(b).

Section 6.2 Liens.

Create, assume or suffer to exist any Lien on any asset now owned or hereafter acquired by it, except:

(a) Liens granted by the Indenture Parties on the Collateral pursuant to any of the Indenture Documents;

(b) Liens granted by SPE Subsidiaries in on-balance sheet Permitted Securitization Transaction assets;

(c) Liens not otherwise permitted by this Section 6.2; provided that the aggregate outstanding principal amount of all obligations and liabilities secured by such Liens shall not exceed $500,000 at any time;

(d) Liens on up to $46,000,000 of cash and Cash Equivalents (plus earnings thereon) to secure Debt permitted under Section 6.1(h);

(e) Inchoate Liens and, solely in respect of any Related Property, Permitted Liens existing on such Related Property;

(f) Liens incurred in connection with worker’s compensation, unemployment compensation and other types of social security or in connection with surety bonds, bids, performance bonds and similar obligations or otherwise in the ordinary course of business, in each case for sums not overdue or being diligently contested in good faith by appropriate proceedings and not involving any deposits or advances or borrowed money or the deferred purchase price of property or services and for which it maintains adequate reserves, easements, rights of way, restrictions, minor defects or irregularities in title and other similar Liens not interfering in any material respect with the ordinary conduct of the business of Company or any Subsidiary;

(g) pledges or deposits of cash and Cash Equivalents securing deductibles, self insurance, co-payment, co-insurance, retentions and similar obligations to providers of insurance in the ordinary course of business; provided that the amount of such pledges, deposits of cash and cash equivalents shall not exceed $25,000,000 in the aggregate at any time;

(h) Liens arising from precautionary UCC financing statements regarding, and any interest or title of a licensor under a license agreement or a lessor or sublessor under operating leases;

(i) Leases or subleases granted by the Company or any Subsidiary in the ordinary course of business;

(j) the following Liens; provided that the aggregate amount of indebtedness, liabilities and obligations from time to time secured thereby shall not exceed $25,000,000:

(i) Liens arising in connection with Capital Leases and attaching only to the property being leased; and

(ii) Liens that constitute purchase money security interests on any property securing Debt incurred for the purpose of financing all or any part of the cost of acquiring such property, provided that any such Lien attaches to such property within sixty (60) days of the acquisition thereof and attaches solely to the property so acquired;

(k) Liens existing on property at the time of the acquisition thereof by the Company or any Subsidiary (and not created in contemplation of such acquisition) provided that the aggregate amount of indebtedness, liabilities and obligations from time to time secured thereby shall not exceed $25,000,000;

(l) customary banker’s liens and rights of set-off, refund or chargeback in favor of banks or other financial institutions where the Company or its Subsidiaries maintain deposits in the ordinary course of business;

(m) attachments, appeal bonds, judgments and other similar Liens, for sums not exceeding $40,000,000 arising in connection with court proceedings (provided that the execution or other enforcement of such Liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings);

(n) Liens on Portfolio Investments made after the Closing Date (other than Follow-On Investments) to secure Debt permitted by Section 6.1(k); and

(o) Liens granted by the Company to secure Debt permitted under Section 6.1(m) to the extent such Liens are granted solely on the securities financed with the proceeds of such Debt and the proceeds thereof.

If any obligations secured under Section 6.2(g), (j) or (k) constitute Debt, such Debt shall be incurred only under Section 6.1(j).

Section 6.3 Consolidations, Mergers, and Sales of Assets.

Consolidate or merge with or into, or Dispose of all or any substantial part of its assets or any Portfolio Investment to, any other Person, or discontinue or eliminate any business line or segment, provided that:

(a) Subsidiaries of the Company may merge with one another or into the Company; provided that on any merger of an Excluded Subsidiary and an Indenture Party, the Indenture Party shall be the surviving entity;

(b) the Company may Dispose of assets in a Permitted Securitization Transaction; provided that at the time of such Disposition (i) the Net Cash Proceeds therefrom equal at least 75% of the Fair Market Value of the assets Disposed of, and (ii) the Company shall be in pro forma compliance with Section 5.9 after giving effect thereto;

(c) Subject to Section 6.4(c), the Company and its Subsidiaries may Dispose of Portfolio Investments (in transactions other than of the type described in clause (d) below and on-balance sheet Securitization Transactions) in the ordinary course of business for fair market value in an arm’s length transaction between a willing buyer and willing seller consistent with practices existing on December 31, 2009 (as updated from time to time consistent with reasonable industry practices); provided, that in connection with the Disposition of assets in an off-balance sheet Securitization Transaction, at the time of such Disposition (i) the Net Cash Proceeds therefrom equal at least 75% of the Fair Market Value of the assets Disposed of, (ii) the Company shall be in pro forma compliance with Section 5.9 after giving effect thereto, and (iii) no Debt or other obligations of any Person in connection with such off-balance sheet Securitization Transaction is guaranteed by, or is recourse to or obligates payment by, the Company or any Subsidiary of the Company, or subjects any property of the Company or any Subsidiary of the Company to the satisfaction of obligations incurred in such off-balance sheet Securitization Transaction, other than pursuant to Standard Securitization Undertakings;

(d) the Company and its Subsidiaries may Dispose of assets in connection with private equity fund formation transactions in which, among other things, the Company or Subsidiary thereof sells, transfers or otherwise Disposes of assets to an investment vehicle (an “ACE Fund”) with other investors and for which a wholly-owned Subsidiary Entity (“Managementsub”) of the Company manages such investment vehicle under a management agreement (a “Management Contract”); provided that at the time of such Disposition (i) the Net Cash Proceeds therefrom received by the Company and its Subsidiaries equal at least 60% of the Fair Market Value of the assets sold (or 75% of the Fair Market Value in the case of Investment Loans) (collectively, the “Minimum Net Proceeds”) and, if such Net Cash Proceeds are less than 75% of the Fair Market Value of the assets sold, the Company shall be in pro forma compliance with Section 5.9(b)(iii) at the ratio level that would be in effect during the Fiscal Year following the Fiscal Year in which such Disposition occurs, (ii) the Company is in pro forma compliance with Section 5.9 after giving effect thereto, (iii) the Capital Stock of the applicable financing vehicle and all other securities issued by the applicable financing vehicle owned by any Indenture Party, if any, is pledged as Collateral on a first priority basis and (iv) the Company and its Subsidiaries have no obligations (other than customary obligations in similar fund formation transactions); provided further that, in measuring the fair market value of private equity fund formation transactions, subject to the final sentence of this paragraph, Fair Market Value shall include the value attributable to the Management Contract to which a Managementsub that is managing the ACE Fund so created is a party. For purposes of this Section 6.3(d), if multiple asset types are Disposed of as part of a single transaction, Minimum Net Proceeds shall be determined by allocating the Net Cash Proceeds of such Disposition first to Investment Loans included in such Disposition, with any Net Cash Proceeds in excess of 75% of the Fair Market Value of such Investment Loans to be allocated to the remaining transferred assets to determine if the 60% test set forth in clause (i) is satisfied. Notwithstanding the foregoing, the maximum value of a Management Contract that may be included as Net Cash Proceeds for purposes of the calculation of Minimum Net Proceeds shall be 7% of the Fair Market Value of the assets sold.

The Company will not, and will cause its controlled Affiliates not to, engage in an ACE Transaction unless:

(i) no portion of the Debt or any other obligations (contingent or otherwise) of an ACE Fund or other Person in connection with such ACE Transaction (i) is guaranteed by the Company or its Subsidiaries (excluding Standard Securitization Undertakings), (ii) is recourse to or obligates the Company or its Subsidiaries (other than the relevant ACE Fund) for payment other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or its Subsidiaries (other than the relevant ACE Fund and assets sold to the ACE Fund in the Disposition), directly or indirectly, contingently or otherwise, to the satisfaction of obligations incurred in such transactions, other than pursuant to Standard Securitization Undertakings; and

(ii) the Company and its Subsidiaries (other than the relevant ACE Fund) do not have any obligation to maintain or preserve the financial condition of the applicable ACE Fund (other than customary duties of a manager of a fund such as an ACE Fund), or any other Person or cause such entity to achieve certain levels of operating results.

(e) Dispositions constituting Investments permitted under Section 6.4 and Section 6.5.

(f) The Net Cash Proceeds of any Disposition permitted by Section 6.3(b), (c) and (d) shall be subject to Section 2.4(b).

Section 6.4 Acquisitions; Portfolio Investments.

(a) Neither the Company nor any Subsidiary of the Company shall make any Acquisition or acquire any Portfolio Investment or enter into any agreement, contract, binding commitment or other arrangement providing for the making or acquisition of any Acquisition or Portfolio Investment, or take any action to solicit the tender of securities or proxies in respect thereof in order to effect the making or acquisition of any Portfolio Investment or an Acquisition, unless (i) the Person to be (or whose assets are to be) acquired does not oppose such Acquisition or Investment and, in the case of an Acquisition, the line or lines of business of the Person to be acquired are substantially the same as or related to one or more line or lines of business conducted by the Company and its Subsidiaries, and (ii) immediately after giving effect thereto, the Company will be in compliance with Section 5.9; provided further that nothing contained in this Section 6.4(a) shall be construed to permit the Company or any Subsidiary of the Company to issue, assume, create, incur or suffer to exist any Debt except as permitted under Section 6.1.

(b) Notwithstanding the foregoing, the aggregate consideration paid for Investments permitted pursuant to Section 6.4(a) and Section 6.5(g) at any time (valued at cost) shall not exceed the Permitted Investment Amount at such time; and

(c) Notwithstanding the foregoing, (i) the aggregate amount of Staple Financing provided by the Company and its Consolidated Subsidiaries in any consecutive twelve month period shall not exceed the then effective Staple Financing Amount and (ii) the aggregate amount of Staple Financing provided to any Obligor shall not exceed $150,000,000, or if no Default, Event of Default or Asset Coverage Noncompliance Period is then continuing, such greater amount as shall be consented to by the Administrative Agent in its sole discretion.

Section 6.5 Other Investments.

Make any Investment except:

(a) deposits required by government agencies or public utilities;

(b) extensions of trade credit that do not constitute Debt made to the Company’s vendors in the ordinary course of business and consistent with past practice;

(c) Investments in Cash Equivalents;

(d) intercompany Investments by any Subsidiary in the Company or any Person that, prior to giving effect to such Investment, is a Subsidiary Guarantor;

(e) Investments permitted by Section 6.4;

(f) any Investments received by the Company or any Subsidiary (i) in exchange for any Investment held by the Company or any such Subsidiary in connection with or as a result of a bankruptcy, workout, distressed reorganization or distressed recapitalization of the issuer of such other Investment or (ii) as a result of a foreclosure by the Company or any such Subsidiary with respect to any secured Investment or other transfer of title in lieu of foreclosure; and

(g) in addition to Investments otherwise expressly permitted by this Section 6.5, Investments (other than Acquisitions and Portfolio Investments) by the Company or any of its Subsidiaries in an aggregate amount (valued at cost) not to exceed the Permitted Investment Amount, as long as immediately after giving effect thereto, the Company will be in compliance with Section 5.9; provided that nothing contained in this Section 6.5(g) shall be construed to permit the Company or any Subsidiary of the Company to issue, assume, create, incur or suffer to exist any Debt except as permitted under Section 6.1.

Section 6.6 Transactions with Affiliates.

Enter into, or be a party to, or permit any Managementsub or Managementsub Parent to enter into or be a party to, any transaction with any Affiliate of the Company or such other Person (which Affiliate is not the Company or a Subsidiary of the Company), except as permitted by law and in the ordinary course of business and pursuant to reasonable terms which are no less favorable to the Company or such other Person than would be obtained in a comparable arm’s length transaction with a Person which is not an Affiliate; provided that this Section 6.6 shall not apply to: (a) the origination, formation, funding, administration, management or modification of a Portfolio Investment or an ACE Fund; (b) the exercise of any right or remedy in connection with a Portfolio Investment; (c) the allocation of permitted Investments in Affiliates; or (d) Permitted Securitization Transactions.

Section 6.7 Change in Fiscal Year.

Change its Fiscal Year without the consent of the Required Holders.

Section 6.8 No Restrictive Agreement.

Directly or indirectly, create or otherwise cause or suffer to exist or become effective any restriction or encumbrance on (a) the ability of the Company and its Subsidiaries to perform and comply with their respective obligations under the Indenture Documents or (b) the ability of any Subsidiary of the Company (other than SPE Subsidiaries), any Managementsub Parent or any Managementsub to make any dividend payments or other distributions in respect of its Capital Stock, to repay Debt owed to the Company or any other Subsidiary, to make loans or advances to the Company or any other Subsidiary, or to transfer any of its assets or properties to the Company or any other Subsidiary, in each case other than restrictions which exist under any agreement or instrument secured by a Lien permitted under Section 6.2(j), Section 6.2(k), Section 6.2(n) or Section 6.2(o) (but only to the extent such restriction or encumbrance applies to the assets subject to such Lien permitted under Section 6.2(j), Section 6.2(k), Section 6.2(n) or Section 6.2(o), as applicable), customary restrictions in leases, licenses and other contracts restricting the assignment thereof and customary restrictions contained in agreements relating to the sale of assets or stock pending such sale; provided that in no event shall the Company become subject to financial covenants more restrictive than those in Section 5.9.

Section 6.9 Restricted Payments.

Declare or make any Restricted Payment except:

(a) any Subsidiary may make Restricted Payments to the Company and its Subsidiaries;

(b) during and after Fiscal Year 2010, the Company may pay dividends on account of its Capital Stock solely and to the extent necessary in order to maintain the Company’s eligibility for taxation as a RIC under the Code and to eliminate any income tax that would otherwise be payable by the Company, and the Company agrees to pay such dividends by the issuance of additional shares of its common stock and not in cash to the maximum extent permitted by Applicable Laws and to the extent not adversely affecting the Company’s RIC status; provided, that (x) no cash dividend shall be permitted if the Company loses its status as a RIC under the Code or is no longer maintaining or attempting to maintain RIC status (except with respect to dividends that relate to the last taxable year or a portion thereof for which the Company was a RIC) and (y) no cash dividend payment with respect to any taxable year (whether of all or any portion of the Company’s taxable income or otherwise) shall be permitted if the aggregate amount of all such cash dividends paid with respect to such taxable year exceeds the amount that would be payable by the Company in income tax for such taxable year if such cash was not distributed and was instead retained by the Company; and provided further that the aggregate cash dividends paid with respect to any of the first three taxable quarters of any taxable year may not exceed the lesser of (x) the estimated taxable income for such taxable quarter, which estimate shall be based on the Company’s updated projection of the Company’s taxable income for the applicable taxable year, and (y) $55,000,000, in each case plus the amount of undistributed taxable income with respect to any prior taxable year; and

(c) the Company may pay cash dividends and make any other Restricted Payments at any time, for any reason, without limitation if, after giving effect thereto, (w) the Company maintains an asset coverage requirement of at least 200%, as set forth in Section 18(a), as modified by Section 61(a), of the Investment Company Act, (x) the Company shall be in pro forma compliance with Section 5.9, (y) no Asset Coverage Noncompliance Period, Default or Event of Default shall exist and be continuing and (z) the aggregate principal amount of the Loans, the Securities and any Permitted Refinancing Debt shall be equal to or less than $1,400,000,000.

Section 6.10 Dissolution.

Suffer or permit dissolution or liquidation either in whole or in part or redeem or retire any shares of its own stock or that of any Subsidiary of the Company, except: (a) through corporate reorganization to the extent permitted by Section 6.3; (b) Restricted Payments that are not precluded by Section 6.9; and (c) the dissolution or liquidation of Subsidiaries; provided that such Subsidiary transfers all of its assets to the Company or a Wholly Owned Subsidiary prior to such liquidation or dissolution and provided further a Subsidiary Guarantor may transfer its assets only to the Company or another Subsidiary Guarantor.

Section 6.11 American Capital, LLC.

Permit American Capital, LLC to, directly or indirectly issue, assume, create, incur or suffer to exist any Debt, other than unsecured intercompany Debt owed to the Company or any of its Subsidiaries under credit facilities existing on the Closing Date in an aggregate amount not to exceed Euro 15,000,000 at any time.

Section 6.12 Payments and Modifications of Certain Debt Instruments.

(a) Make or offer to make any Repurchase of the Loans or the Securities on a non pro-rata basis (based on the then respective Outstanding principal amounts thereof) except Repurchases made after the date that is thirty (30) days after the Closing Date if:

(i) the consideration thereof is the issuance of Company Qualified Stock in exchange for such Loans or Securities; or

(ii) the Company has offered each holder of a Loan or Security an opportunity to participate in such Repurchase on a ratable basis pursuant to reasonable and customary procedures established by the Company; or

(iii) the cash consideration therefor is funded by (1) Realized Proceeds received by the Company or any other Subsidiary after the Closing Date and Excess Cash Flow (beginning with Excess Cash Flow for the portion of Fiscal Year 2010 beginning July 1, 2010) in each case not required to be applied to redeem Securities under Section 2.4(b), prepay Loans pursuant to the corresponding provisions of the Credit Agreement, or prepay or redeem any Permitted Refinancing Debt pursuant to the corresponding provisions of the agreements governing such Permitted Refinancing Debt and not used to make Investments under Section 6.4 and (2) a portion of the Closing Date Cash in excess of the amount of the April 2010 Equity Issuance Proceeds, less any portion thereof used to make Investments or for other permitted purposes; provided further that (A) the aggregate cash consideration therefor in each Fiscal Year does not exceed $50,000,000 (with unused amounts in any Fiscal Year being carried forward for use in succeeding Fiscal Years), (B) at the time of making of such Repurchase and after giving effect thereto, the Company shall be in pro forma compliance with the covenants in this Indenture and the other Indenture Documents and shall have cash and Cash Equivalents sufficient to make the next scheduled principal payments in respect of the Loans and the Securities, and (C) any such Repurchase is made at a price equal to 90% or less of the principal amount of the Loans and Securities Repurchased;

provided that any such Repurchase pursuant to this paragraph (a) shall not reduce any Minimum Amortization Amount or Penalty Amortization Amount in respect of any Security not subject to such Repurchase.

(b) Make or offer to make any Retirement of the Loans except:

(i) payments of interest, fees, indemnities and reimbursement expenses in accordance with the terms of the Credit Agreement Documents;

(ii) on any day, scheduled payments of the principal of the Loans as long as scheduled redemptions on each series of the Securities are simultaneously made (it being understood this provision will be satisfied if the Administrative Agent and the Trustee receive the applicable payment or redemption amounts on the same day);

(iii) Retirements of the Loans if each series of Securities is simultaneously Retired on a ratable basis (based on the outstanding principal amount of the Loans and the Outstanding principal amount of the Securities) (it being understood this provision will be satisfied if the Administrative Agent and the Trustee receive the applicable payment or redemption amounts on the same day);

(iv) refinancings of the Loans to the extent permitted by Section 6.1(a); or

(v) as permitted in Section 6.12(a);

(c) Make or offer to make any Retirement of the Existing Public Notes other than payment at the scheduled maturity thereof;

(d) Amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms of the Credit Agreement Documents or the Existing Public Notes, in each case as in effect on the Closing Date, other than amendments, modifications, waivers and other changes to the Credit Agreement Documents that would be permitted under the definition of “Permitted Refinancing Debt” in respect of refinancing Debt (and upon consummation of any such amendment, modification, waiver or other change, such Debt under the Credit Agreement Documents shall satisfy the criteria applicable to Permitted Refinancing Debt, and the obligations of the Company and the rights of the Trustee under such definition, including clause (vii) thereof, shall be applicable as if such Debt had been refinanced); or

(e) (i) Make or offer to make any Retirement of any Debt (other than the Loans, the Securities and any Permitted Refinancing Debt in respect thereof, and the Existing Public Notes) other than (x) mandatory payments of secured Debt made with the Net Cash Proceeds of Dispositions of the collateral that secured such secured Debt and (y) payments at scheduled maturity or (ii) enter into any amendment, supplement or modification of any such Debt that is materially adverse to the Holders in any respect (determined as if such Debt is not in default) or that would not have been permitted by Section 6.1(k).

Section 6.13 Negative Pledge Clauses. Enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of the Company or any Subsidiary to create, incur, assume or suffer to exist any Lien upon any of its properties or revenues, whether now owned or hereafter acquired, to secure the Secured Obligations other than (a) this Indenture and the other Indenture Documents, (b) the Loan Documents (but including amendments and refinancings thereof only to the extent the applicable restrictions are no more restrictive than those that exist under the Indenture Documents at the time of such amendment) and (c) any agreements governing any Liens or obligations in respect of Capital Leases permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets subject thereto).

Section 6.14 Deferral of Payment/Redemption of Loans and Securities. (a) Defer any scheduled redemption of the minimum amortization amounts with respect to the Securities pursuant to Section 2.2(c) (or the corresponding provision of any agreement with respect to any Permitted Refinancing Debt in respect of the Securities) unless payment of a ratable amount of the Loans (based on the outstanding principal amounts of the Loans, the Outstanding principal amount of the Securities and the outstanding principal amount of any such Permitted Refinancing Debt) is simultaneously deferred pursuant to Section 2.2(c) of the Credit Agreement or (b) Defer any scheduled prepayment of the minimum amortization amounts with respect to the Loans pursuant to Section 2.2(c) of the Credit Agreement (or the corresponding provision of any agreement with respect to any Permitted Refinancing Debt in respect of the Loans) unless redemption of a ratable amount of the Securities (based on the outstanding principal amounts of the Loans, the Outstanding principal amount of the Securities and the outstanding principal amount of any such Permitted Refinancing Debt) is simultaneously deferred pursuant to Section 2.2(c).

ARTICLE VII

EVENTS OF DEFAULT

Section 7.1 Events of Default. An Event of Default with respect to Securities of any series shall exist upon the occurrence of any of the following specified events (each an “Event of Default”):

(a) Payment Default. The Company shall fail to pay any principal on or Redemption Price in respect of any Security when due (whether at maturity, pursuant to Section 2.2(a) or Section 2.4(b), by reason of acceleration or otherwise) in accordance with the terms thereof or hereof; or the Company shall fail to pay any interest on any Security or any fee or other amount payable hereunder when due (whether at maturity, by reason of acceleration or otherwise) in accordance with the terms thereof or hereof and such failure to pay any interest or any fee shall continue unremedied for five (5) Business Days; or

(b) Misrepresentation. Any representation or warranty made or deemed made herein, or in any of the other Indenture Documents or which is contained in any certificate, document or financial or other statement furnished at any time under or in connection with this Indenture shall prove to have been incorrect, false or misleading in any material respect on or as of the date made or deemed made; provided that, in each case such materiality qualifier shall not be applicable to any representations or warranties that already are qualified or modified by materiality or specific dollar thresholds in the text thereof; or

(c) Covenant Default. (i) The Company or any other Indenture Party shall fail to perform, comply with or observe any term, covenant or agreement applicable to it contained in Section 5.1, Section 5.2(a), Section 5.2(b), Section 5.4 (solely as it relates to preservation of the Company’s existence in its jurisdiction of organization), Section 5.6, Section 5.7, Section 5.9, Section 5.11(b), Section 5.13, or Section 5.15 or in Article VI, or Article XIII hereof or in Section 4.2 of the Security Agreement; or (ii) the Company or any other Indenture Party shall fail to comply with any other covenant contained in this Indenture or any other Indenture Documents (other than as described in Section 7.1(a), Section 7.1(c)(i) above or Section 7.1(d) below), and such breach or failure to comply under this clause (ii) is not cured within thirty (30) days after the earlier of (x) a Responsible Officer of the Company becoming aware thereof or (y) notice from the Trustee or the Collateral Trustee to the Company with respect thereto; or

(d) Other Debt. The Company or any of its Subsidiaries (other than SPE Subsidiaries) shall (i) default in any payment of principal of or interest on any Debt (other than the Securities) in a principal amount outstanding of equal to or greater than $25,000,000 in the aggregate beyond any applicable grace or cure period (not to exceed thirty (30) days), if any, provided in the instrument or agreement under which such Debt was created or (ii) default in the observance or performance of any other agreement or condition relating to any Debt in a principal amount outstanding of equal to or greater than $25,000,000 in the aggregate or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Debt or beneficiary or beneficiaries of such Debt (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Debt to become due prior to its stated maturity; or an Event of Default shall occur under the Credit Agreement or any agreement with respect to any Permitted Refinancing Debt in respect thereof or in respect of the Securities; or

(e) Bankruptcy Default. (i) The Company or any of its Subsidiaries (other than SPE Subsidiaries) shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to have it judged bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Company or any of its Subsidiaries (other than SPE Subsidiaries) shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Company or any of its Subsidiaries (other than SPE Subsidiaries) any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) there shall be commenced against the Company or any of its Subsidiaries (other than SPE Subsidiaries) any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof; or (iv) the Company or any of its Subsidiaries (other than SPE Subsidiaries) shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii) or (iii) above; or (v) the Company or any of its Subsidiaries (other than SPE Subsidiaries) shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; or

(f) Judgment Default. One or more judgments, orders, decrees or arbitration awards shall be entered against the Company or any of its Subsidiaries (other than SPE Subsidiaries) involving in the aggregate a liability (to the extent not paid when due or covered by insurance) of $40,000,000 or more and all such judgments, orders, decrees or arbitration awards shall not have been paid and satisfied, vacated, discharged, stayed or bonded pending appeal within sixty (60) days from the entry thereof; or

(g) ERISA Default. (x)(i) The Company or any member of the Controlled Group shall engage in a non-exempt Prohibited Transaction; (ii) the Company or any member of the Controlled Group shall fail to make a required contribution to any Plan when due or to pay when due any material amount which it shall have become liable to pay to the PBGC or to a Plan under Title IV of ERISA; (iii) any Single Employer Plan shall fail to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA, whether or not waived); (iv) a trustee shall be appointed by a United States district court to administer any Single Employer Plan; (v) a notice of intent to terminate a Plan or Plans shall be filed under Title IV of ERISA by the Company, any member of the Controlled Group, any plan administrator or any combination of the foregoing; (vi) the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer any Plan or Plans; (vii) a proceeding shall be instituted by a fiduciary of a Plan or Plans to enforce Section 515 or 4219(c)(5) of ERISA and such proceeding shall not have been dismissed within thirty (30) days thereafter; or (viii) the Company or any member of the Controlled Group shall have been notified by the sponsor of a Multiemployer Plan that it has incurred an obligation for the payment of Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting the imposition of such Withdrawal Liability obligation or is not contesting it in a timely and appropriate manner; and in each case under clauses (i) through (viii) above could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; or (y)(i) a federal tax lien shall be filed against the Company or any Subsidiary of the Company under Section 6323 of the Code, or (ii) a lien of the PBGC shall be filed against the Company or any Subsidiary of the Company under Section 4068 of ERISA, and in either such case, such lien shall remain undischarged for a period of twenty-five (25) days after the date of filing; or

(h) Change of Control. (i) Any Person or two or more Persons acting in concert shall have acquired beneficial ownership (within the meaning of Rule 13d-3 of the SEC under the Exchange Act) of 50% or more of the outstanding shares of the voting stock of the Company; or (ii) as of any date a majority of the Board of Directors of the Company consists of individuals who were not either (A) directors of the Company as of the corresponding date of the previous year, (B) selected or nominated to become directors by the Board of Directors of the Company of which a majority consisted of individuals described in clause (A), or (C) selected or nominated to become directors by the Board of Directors of the Company of which a majority consisted of individuals described in clause (A) and individuals described in clause (B); or

(i) Ownership of Subsidiaries. If the Company at any time fails to own (directly or indirectly, through Wholly Owned Subsidiaries) 100% of the outstanding shares of the voting stock (in the case of a corporation) or membership interests (in the case of a limited liability company) or equivalent equity interests (in the case of any other type of entity) of each Subsidiary of the Company (including ACFS); or

(j) Failure of Indenture Documents. This Indenture or any other Indenture Document or any provision hereof or thereof shall cease to be in full force and effect or to give the Trustee and/or the Holders the rights, powers and privileges purported to be created thereby in any material respect, or any Indenture Party or any Person acting by or on behalf of any Indenture Party shall deny or disaffirm any of such Person’s obligations under this Indenture or any other Indenture Document; or any Lien created by any of the Security Documents on any material portion of the Collateral shall cease to be enforceable and of the same effect and priority purported to be created thereby.

Section 7.2 Acceleration of Maturity; Rescission and Annulment. If an Event of Default (other than an Event of Default specified in Section 7.1(e)) with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than a majority in principal amount of the Outstanding Securities of that series may declare the principal amount of all the Securities of that series to be due and payable immediately, by a notice in writing to the Company and the Collateral Agent (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount), including all accrued and unpaid interest of the Outstanding Securities of such series, shall become immediately due and payable. If an Event of Default specified in Section 7.1(e) with respect to Securities Outstanding at the time occurs, the principal amount, including all accrued and unpaid interest, of all the Outstanding Securities of each series shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable.

For the purposes of this Section 7.2, all series of Outstanding Securities shall collectively be treated as a single series of Securities, except where the Event of Default relates to one or more series of Securities but not to all series of Securities.

At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series, by written notice to the Company, the Collateral Trustee and the Trustee, may rescind and annul such declaration and its consequences if:

(a) the Company has paid or deposited with the Trustee a sum sufficient to pay

(i) all overdue interest on all Securities of that series,

(ii) the principal of any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in this Indenture,

(iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities or this Indenture,

(iv) all fees and other amounts payable under this Indenture, and

(v) all sums incurred, paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

and

(b) all Events of Default with respect to Securities of that series, other than the non-payment of the principal of Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 7.13.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 7.3 Collection of Debt and Proceedings for Enforcement by Trustee. The Company covenants that if:

(a) the Company shall fail to pay any interest on any Security or any fee or other amount payable hereunder when due (whether at maturity, by reason of acceleration or otherwise) in accordance with the terms thereof or hereof and such failure to pay any interest or any fee shall continue unremedied for five (5) Business Days, or

(b) the Company shall fail to pay any principal on any Security when due (whether at maturity, by reason of acceleration or otherwise) in accordance with the terms thereof or hereof,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover all fees and other amounts payable under this Indenture, including the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series by such appropriate proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 7.4 Trustee May File Proofs of Claim. In case of any proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 8.7.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

Section 7.5 Trustee May Enforce Claims Without Possession of Securities. All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 7.6 Application of Money Collected. Any money or property collected by the Trustee pursuant to this Article shall be applied in the order specified in Section 2.8(b).

Section 7.7 Limitation on Suits. No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

(b) the Holders of not less than a majority in principal amount of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for sixty (60) calendar days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders), or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

Section 7.8 Unconditional Right of Holders to Receive Principal, Interest and Fees. Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, that is absolute and unconditional, to receive payment of the principal of and (subject to Section 2.21) interest on such Security and all fees and other amounts payable under this Indenture, in each case, on the respective Stated Maturities expressed in this Indenture and such Security (or, in the case of redemption or repayment, on the Redemption Date or date for repayment, as the case may be) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

Section 7.9 Restoration of Rights and Remedies. If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 7.10 Rights and Remedies Cumulative. Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 2.20, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 7.11 Delay or Omission Not Waiver. No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 7.12 Control by Holders. The Holders of a majority in principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such series, provided, that:

(a) such direction shall not be in conflict with any rule of law or with this Indenture, and

(b) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

Section 7.13 Waiver of Past Defaults. The Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default hereunder with respect to such series and its consequences, except a default:

(a) in the payment of the principal of or interest on any Security of such series or any fee payable under this Indenture, or

(b) in respect of a covenant or provision hereof which under Article X cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 7.14 Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess reasonable costs, including reasonable attorney’s fees and expenses, against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided, however, that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company.

Section 7.15 Waiver of Usury, Stay or Extension Laws. The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE VIII

THE TRUSTEE

Section 8.1 Certain Duties and Responsibilities.

(a) Except during the occurrence and continuance of an Event of Default:

(i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and in the Trust Indenture Act, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(b) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its bad faith, its negligent action, its negligent failure to act, or its willful misconduct, except that:

(i) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(ii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series, determined as provided in Section 1.1, Section 1.4 and Section 7.12 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such series.

(d) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers.

(e) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 8.2 Notice of Defaults. If a Default occurs hereunder with respect to Securities of any series, of which the Trustee is deemed to have notice under Section 8.3(j), the Trustee shall give the Collateral Trustee and the Holders of Securities of such series notice of such default within [30 calendar days] 14.

Section 8.3 Certain Rights of Trustee. Subject to the provisions of Section 8.1:

(a) the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officers’ Certificate;

(d) the Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the rights, privileges, protections, immunities, and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder;

(i) in no event shall the Trustee be responsible or liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit);

(j) the Trustee shall not be deemed to have notice of any Default or Event of Default (other than a Default arising under Section 7.1(a) with respect to a series of Securities for which the Trustee is acting as Paying Agent) unless written notice of any event which is in fact such a default is received by the Trustee at the

[14]	Or such shorter time period as the Trustee advises is feasible.

Corporate Trust Office of the Trustee from the Company or Holders of not less than 10% of the Securities Outstanding and such notice references the Securities and this Indenture and states specifically that a Default or Event of Default exists and specifically identifies the Default or Event of Default. The Trustee shall not be deemed to have notice of any matter described in Section 14.6(i), (ii) or (iii) of this Indenture unless written notice is received by the Trustee at the Corporate Trust Office of the Trustee from the Company or Holders of not less than 10% of the Securities Outstanding, such notice references the Securities and Section 14.6 of this Indenture, states specifically the matter(s) for which consent, approval, performance, delivery or any other response by the Trustee may be requested under Section 14.6, and in the case of (iii) specifically identifies the default or event of default under the Collateral Trust Agreement or other Security Document;

(k) the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture;

(l) the Trustee shall not be liable for any action taken by it in good faith believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(m) the Trustee shall not be liable for any action suffered, or omitted to be taken by it in good faith believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(n) no provision of this Indenture providing the Trustee discretion in acting shall be construed as imposing any obligation on the Trustee to so act;

(o) the Trustee’s rights and duties under the Collateral Trust Agreement shall at all times be subject to the terms of this Article VIII.

Section 8.4 Not Responsible for Recitals or Issuance of Securities. The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-1 supplied to the Company, if any, are true and accurate, subject to the qualifications set forth therein. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof.

Section 8.5 May Hold Securities. The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Section 8.8 and Section 8.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

Section 8.6 Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 8.7 Compensation and Reimbursement. The Company agrees:

(a) to pay to the Trustee from time to time such compensation as shall be agreed to in writing between the Company and the Trustee for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(c) to indemnify the Trustee or any predecessor Trustee or their agents for, and to hold them harmless against, any loss, damage, claims, liability or expense, including taxes (other than taxes based upon, measured by or determined by the income of the Trustee), incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder, or in connection with enforcing the provisions of this Section.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 7.1(e), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable Federal or state bankruptcy, insolvency or other similar law.

Any fees, expenses, reimbursements or other charges which the Trustee may be entitled to receive from the Company hereunder, if not paid when due, shall bear interest at the prime rate of the Trustee as announced from time to time, and if not otherwise paid, shall be a first lien upon any funds or other property then or thereafter held hereunder by the Trustee. The provisions of this Section shall survive termination of this Indenture.

Section 8.8 Conflicting Interests. If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture. To the extent permitted by such Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to Securities of more than one series.

Section 8.9 Corporate Trustee Required; Eligibility. There shall at all times be one or more Trustees hereunder with respect to the Securities of each series, at least one of which will be a Person that is eligible pursuant to the Trust Indenture Act to act as such, and has a combined capital and surplus of not less than $50,000,000, is subject to supervision or examination by Federal or State authority, and has its Corporate Trust Office in the United States. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee with respect to the Securities of any series shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 8.10 Resignation and Removal; Appointment of Successor.

(a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 8.11.

(b) The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 8.11 shall not have been delivered to the Trustee within thirty (30) calendar days after the giving of such notice of resignation, the resigning Trustee may, at the reasonable expense of the Company, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c) The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series, delivered to the Trustee and to the Company.

(d) If at any time:

(i) the Trustee shall fail to comply with Section 8.8 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six (6) months, or

(ii) the Trustee shall cease to be eligible under Section 8.9 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company by a Board Resolution may remove the Trustee with respect to all Securities, or (ii) subject to Section 7.14, any Holder who has been a bona fide Holder of a Security for at least six (6) months may, on behalf of such Holder and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

(e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 8.11. If a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 8.11, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 8.11, the Trustee being removed, on its own behalf and at the reasonable expense of the Company, may, or any Holder who has been a bona fide Holder of a Security of such series for at least six (6) months, on behalf of such Holder and all others similarly situated, may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f) The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 1.6. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 8.11 Acceptance of Appointment by Successor.

(a) In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring

Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Notwithstanding the foregoing or any other provision of this Indenture, any removal of the retiring Trustee shall not be effective unless and until the retiring Trustee has received the indefeasible payment, in full, in cash, or all fees and expenses of the retiring Trustee, including fees and expenses of counsel and other professionals, if any.

(b) In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and that (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

(c) Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in paragraph (a) and (b) of this Section, as the case may be.

(d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 8.12 Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 8.13 Preferential Collection of Claims Against Company. If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Section 8.14 Appointment of Authenticating Agent. The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities that shall be authorized to act on behalf of the Trustee to authenticate Securities of such series issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 2.20, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided, that such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent that shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 1.6 to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

[ ],
As Trustee

By
Authenticating Agent

By
Authorized Signatory

ARTICLE IX

HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

Section 9.1 Company to Furnish Trustee Names and Addresses of Holders. The Company will furnish or cause to be furnished to the Trustee (a) semi-annually, not later than January 15 and July 15 in each year, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities of each series as of the preceding December 31 or June 30, as the case may be, and (b) at such other times as the Trustee may request in writing, within thirty (30) calendar days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than fifteen (15) calendar days prior to the time such list is furnished; excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

Section 9.2 Preservation of Information; Communications to Holders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 9.1 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in Section 9.1 upon receipt of a new list so furnished.

(b) The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and privileges of the Trustee, shall be as provided by the Trust Indenture Act.

(c) Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 9.3 Reports by Trustee.

(a) The Trustee shall transmit to all of the Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. Reports so required to be transmitted at stated intervals of not more than 12 months shall be transmitted no later than July 15, and shall be dated as of May 15 in each calendar year, commencing in 2011.

(b) A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Securities are listed, with the SEC and with the Company. The Company will notify the Trustee when any Securities are listed on any stock exchange or of any delisting thereof.

Section 9.4 Reports by Company. The Company shall file with the Trustee and the SEC, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required to be a part of this Indenture pursuant to the Trust Indenture Act, at the times and in the manner provided pursuant to such Act; provided, however, that any such information, documents or reports filed electronically with the SEC pursuant to Section 13 or 15(d) of the Exchange Act shall be deemed filed with and delivered to the Trustee at the same time as filed with the SEC.

Delivery of such reports, information, and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on Officers’ Certificates).

ARTICLE X

SUPPLEMENTAL INDENTURES

Section 10.1 Supplemental Indentures Without Consent of Holders. Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, or one or more amendments to the Security Documents or the Collateral Trust Agreement, for any of the following purposes:

(a) to add to the covenants of the Company for the benefit of the Holders of all series of Securities or to surrender any right or power herein conferred upon the Company; or

(b) to add any additional Events of Default for the benefit of the Holders of all series of Securities; or

(c) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in uncertificated form; or

(d) to make any amendment to the provisions of this Indenture relating to the transfer and legending of Securities as permitted by this Indenture, including, without limitation to facilitate the issuance and administration of the Securities; provided, however, that (i) compliance with this Indenture as so amended would not result in Securities being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not adversely affect the rights of Holders to transfer the Securities; or

(e) to add additional collateral to all the Securities on a pari passu basis; or

(f) to add or release Collateral from, or subordinate, the Lien of this Indenture and the Security Documents when required by the Security Documents, the Collateral Trust Agreement or this Indenture;

(g) to mortgage, pledge, hypothecate or grant any other Lien in favor of the Trustee or the Collateral Trustee for the benefit of the Holders of the Securities, as additional security for the payment and performance of all or any portion of the Obligations, on any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or on which a Lien is required to be granted to or for the benefit of the Trustee or the Collateral Trustee pursuant to this Indenture, any Security Document or otherwise; or

(h) to add additional Grantors to any Security Document or the Collateral Trust Agreement;

(i) to add a Guarantor under this Indenture, the Security Documents or the Collateral Trust Agreement; or

(j) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 8.11; or

(k) to cure any ambiguity, to correct or supplement any provision herein, in the Collateral Trust Agreement or in the other Security Documents, that may be defective or inconsistent with any other provision herein or therein; or

(l) to provide any other provisions with respect to matters or questions arising under this Indenture, the Collateral Trust Agreement or in the other Security Documents; provided, however, that such action pursuant to this clause (l) shall not adversely affect the interests of the Holders of Securities of any series in any material respect; or

(m) to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the discharge of any series of Securities pursuant to Section 12.1; provided, however, that any such action shall not adversely affect the interests of the Holders of Outstanding Securities of such series or any other series of Outstanding Securities other than as is implicit in the discharge of such Securities; or

(n) to comply with the requirements of the SEC in order to effect or maintain the qualification of this Indenture under the Trust Indenture Act.

Prior to entering into any supplemental indenture pursuant to this Section, the Trustee shall be entitled to require and rely on an Opinion of Counsel and an Officers’ Certificate.

Section 10.2 Supplemental Indentures with Consent of Holders. With the consent of the Holders of not less than a majority in principal amount of the Outstanding Securities of each series affected by such supplemental indenture (or, with respect to any supplemental indenture that affects all series of Securities, not less than a majority in principal amount of the Outstanding Securities of all series acting together as a single series), by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, the Security Documents or the Collateral Trust Agreement or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture, the Security Documents or the Collateral Trust Agreement; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby,

(a) change the Stated Maturity of the principal of, or any installment of principal of or interest on (except, for the avoidance of doubt, for any changes to the Penalty Amortization Amounts), any Security, or reduce the principal amount thereof or the rate of interest thereon, or reduce the amount of the principal of any Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 7.2, or change the amount of any fee payable under this Indenture, or change any Place of Payment where, or the coin or currency in which, any Security or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or

(b) reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture or amendment, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences or the Security Documents or the Collateral Trust Agreement) provided for in this Indenture, the Security Documents or the Collateral Trust Agreement,

(c) except as otherwise provided in the Indenture Documents, release all or substantially all of the Collateral or release all or substantially all of the Guarantors from their obligations under the Indenture Documents; or

(d) modify any of the provisions of this Section or Section 7.13, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee” and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Section 8.11 and Section 10.1(j).

A supplemental indenture that changes or eliminates any covenant or other provision of this Indenture that has expressly been included solely for the benefit of one or more particular series of Securities, or that modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture or amendment to the Security Documents or the Collateral Trust Agreement, but it shall be sufficient if such Act shall approve the substance thereof.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Persons entitled to consent to any indenture supplemental hereto or amendment to the Security Documents or the Collateral Trust Agreement. If a record date is fixed, the Holders on such record date, or their duly designated proxies, and only such Persons, shall be entitled to consent to such supplemental indenture or amendment to the Security Documents or the Collateral Trust Agreement, whether or not such Holders remain Holders after such record date; provided, however, that unless such consent shall have become effective by virtue of the requisite percentage having been obtained prior to the date which is 180 days after such record date, any such consent previously given shall automatically and without further action by any Holder be cancelled and of no further effect. Prior to entering into any Supplemental Indenture pursuant to this Section, the Trustee shall be entitled to require and rely absolutely on an Opinion of Counsel and an Officers’ Certificate.

Section 10.3 Execution of Supplemental Indentures. In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 8.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Section 10.4 Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 10.5 Conformity with Trust Indenture Act. Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act.

Section 10.6 Reference in Securities to Supplemental Indentures. Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities.

ARTICLE XI

REDEMPTION OF SECURITIES

Section 11.1 Applicability of Article. Securities of any series shall be redeemable in accordance with their terms and in accordance with this Article.

Section 11.2 Election to Redeem: Notice to Trustee. The election of the Company to redeem any Securities shall be evidenced by an Officers’ Certificate. In case of any redemption at the election of the Company of less than all the Securities of any series (including any such redemption affecting only a single Security), the Company shall, at least ten (10) Business Days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee and the Depositary of such Redemption Date, of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities.

Section 11.3 Selection of Securities to Be Redeemed.

Notwithstanding anything in this Indenture to the contrary, all redemptions of Securities other than Repurchases made in compliance with Section 6.12 to the extent permitted therein) shall be pro rata among all series of Outstanding Securities, calculated using the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) on the third Business Day prior to the date notice of redemption is given for spot purchases of Euro or Sterling, as the case may be, with Dollars and includes any premiums and costs of exchange payable. If less than all of the Securities of a series are to be redeemed at any time, the Trustee shall select the Securities to be redeemed among the Securities of that series on a pro rata basis, by lot or in accordance with any other method the Trustee deems fair and appropriate. In the event of partial redemption by lot, the particular Securities to be redeemed shall be selected, unless otherwise provided herein, not less than five (5) Business Days nor more than 60 days prior to the Redemption Date by the Trustee from the Outstanding Securities of that series not previously called for redemption.

The Trustee shall promptly notify the Company in writing of the Securities selected for redemption and, in the case of any Security selected for partial redemption, the principal amount thereof to be redeemed. Dollar Securities and portions of Dollar Securities selected shall be in integral multiples of $1.00; Euro Securities and portions of Euro Securities selected shall be in integral multiples of €1.00; Sterling Securities and portions of Sterling Securities selected shall be in integral multiples of £1.00. Except as provided in the preceding sentence, provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption.

Section 11.4 Notice of Redemption. Notice of redemption shall be given (a) in the case of Certificated Securities, by facsimile machine or other electronic transmission (including transmission in portable document format by electronic mail) and by first-class mail, postage prepaid, to each Holder of Securities to be redeemed, at the Holder’s address appearing in the applicable Security Register or (b) in the case of Global Securities, to the Depositary, in each case, not less than five (5) Business Days nor more than fifty (50) calendar days, prior to the Redemption Date. Failure of a Holder to receive such notice by electronic mail will not affect the validity of such redemption.

All notices of redemption shall state:

(a) the Redemption Date;

(b) the Redemption Price;

(c) if less than all the Outstanding Securities of any series consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities of any series consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed;

(d) in case any Security is to be redeemed in part only, the notice which relates to such Security shall state that on and after the Redemption Date, upon surrender of such Security, the Holder will receive, without a charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed;

(e) that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date;

(f) the place or places where each such Security is to be surrendered for payment of the Redemption Price;

(g) that, unless the Company defaults in making such redemption payment, interest on Securities called for redemption ceases to accrue on and after the Redemption Date; and

(h) the Common Codes, ISIN or CUSIP number of the Securities and that no representation is made as to the correctness of the Common Codes, ISINs or CUSIP numbers listed in such notice or printed on the Securities of that series.

Notice of redemption of a series of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request delivered at least five (5) Business Days prior to the date such notice is to be given (unless a shorter period shall be satisfactory to the Trustee), by the Trustee in the name and at the expense of the Company, and shall be irrevocable. If the Company requests that the Trustee shall give notice of redemption with respect to a series of Securities for which it is not acting as Security Registrar, such notice to the Trustee shall include the appropriate facsimile number or electronic mail address and first-class mail addresses of each Holder of such Securities to be redeemed.

Section 11.5 Deposit of Redemption Price. Prior to 10:00 a.m. (local time at the Place of Payment) on the Redemption Date specified in the notice of redemption given as provided in Section 11.4, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 5.20) an amount of money, in the currency in which the Securities of such series are payable, sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date or the Securities of the series provide otherwise) accrued interest on, all the Securities that are to be redeemed on that date.

Section 11.6 Securities Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, in the currency in which the Securities of such series are payable, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice (or in accordance with the procedures of the Depositary, in the case of Global Securities), such Security shall be paid by the Company at the Redemption Price, together, if applicable, with accrued interest to the Redemption Date; provided, however, that, unless otherwise specified as contemplated by Section 2.21, installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities registered as such at the close of business on the relevant Regular Record Dates according to their terms and the provisions of Section 2.21.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

Section 11.7 Securities Redeemed in Part. Any Security that is to be redeemed only in part shall be surrendered in accordance with the procedures of the Depositary, in the case of Global Securities, and at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or the Holder’s attorney duly authorized in writing), in the case of Certificated Securities, and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

ARTICLE XII

SATISFACTION AND DISCHARGE

Section 12.1 Satisfaction and Discharge of Indenture. This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for or other rights that by the terms of this Indenture survive such discharge), and the Trustee, upon Company Request and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when:

(a) either

(i) all Securities theretofore authenticated and delivered (other than (i) Securities that have been mutilated, destroyed, lost or stolen and that have been replaced or paid as provided in Section 2.20 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 5.20) have been delivered to the Trustee for cancellation; or

(ii) all such Securities not theretofore delivered to the Trustee for cancellation

(A) have become due and payable, or

(B) will become due and payable at their Stated Maturity within one (1) year, or

(C) are to be called for redemption within one (1) year under irrevocable instructions to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of paragraphs (ii)(A), (B) or (C) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose money in an amount and in the currency in which the Securities of any series are payable, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, and all fees payable under this Indenture;

(b) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 8.7, the obligations of the Trustee to any Authenticating Agent under Section 8.14 and, if money shall have been deposited with the Trustee pursuant to subclause (ii) of Clause (a) of this Section, the obligations of the Trustee under Section 12.2 and the last paragraph of Section 5.20 shall survive.

Section 12.2 Application of Trust Money. Subject to the provisions of the last paragraph of Section 5.20, all money deposited with the Trustee pursuant to Section 12.1 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal, interest and fees for whose payment such money has been deposited with the Trustee.

ARTICLE XIII

GUARANTEE

Section 13.1 Guarantee

(a) Each of the Subsidiary Guarantors, if any, hereby, jointly and severally, unconditionally and irrevocably, guarantees to each Holder of a Security authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, the prompt and complete payment and performance by the Company when due (whether at the stated maturity, by acceleration or otherwise) of the Obligations of the Company (the “Guaranteed Obligations”).

(b) Anything herein or in any other Indenture Document to the contrary notwithstanding, the maximum liability of each Subsidiary Guarantor hereunder and under the other Indenture Documents shall in no event exceed the amount that can be guaranteed by such Subsidiary Guarantor under applicable federal and state laws relating to the insolvency of debtors (after giving effect to the right of contribution established in Section 13.2).

(c) Each Subsidiary Guarantor, if any, agrees that the Guaranteed Obligations may at any time and from time to time exceed the amount of the liability of such Subsidiary Guarantor hereunder without impairing the guarantee contained in this Article XIII or affecting the rights and remedies of the Trustee or any other Indenture Secured Party hereunder.

(d) The guarantee contained in this Article XIII shall remain in full force and effect until all the Guaranteed Obligations and the obligations of each Subsidiary Guarantor under the guarantee contained in this Article XIII (other than Contingent Indemnification Obligations) shall have been satisfied by payment in full in cash, notwithstanding that from time to time during the term of this Indenture the Company may be free from any Guaranteed Obligations.

(e) No payment made by the Company, any Subsidiary Guarantors, any other guarantor or any other Person or received or collected by the Trustee or any Holder from the Company, any of the Subsidiary Guarantors, any other guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Guaranteed Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any Subsidiary Guarantor hereunder which shall, notwithstanding any such payment (other than any payment made by such Subsidiary Guarantor in respect of the Guaranteed Obligations or any payment received or collected from such Subsidiary Guarantor or the Company in respect of the Guaranteed Obligations), remain liable for the Guaranteed Obligations up to the maximum liability of such Subsidiary Guarantor hereunder until the Guaranteed Obligations (other than Contingent Indemnification Obligations) are paid in full.

Section 13.2 Right of Contribution. Each Subsidiary Guarantor, if any, hereby agrees that to the extent that a Subsidiary Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Subsidiary Guarantor shall be entitled to seek and receive contribution from and against any other Subsidiary Guarantor hereunder that has not paid its proportionate share of such payment. Each Subsidiary Guarantor’s right of contribution shall be subject to the terms and conditions of Section 13.3. The provisions of this Section 13.2 shall in no respect limit the obligations and liabilities of any Subsidiary Guarantor to the Trustee and the other Indenture Secured Parties, and each Subsidiary Guarantor shall remain liable to the Trustee and the other Indenture Secured Parties for the full amount guaranteed by such Subsidiary Guarantor hereunder.

Section 13.3 No Subrogation. Notwithstanding any payment made by any Subsidiary Guarantor hereunder or any set-off or application of funds of any Subsidiary Guarantor by the Trustee or any other Indenture Secured Party, no Subsidiary Guarantor shall be entitled to be subrogated to any of the rights of the Trustee or any other Indenture Secured Party against the Company or any other Subsidiary Guarantor or any collateral security or guarantee or right of offset held by the Trustee or any Holder for the payment of the Guaranteed Obligations, nor shall any Subsidiary Guarantor seek or be entitled to seek any contribution or reimbursement from the Company or any other Subsidiary Guarantor in respect of payments made by such Subsidiary Guarantor hereunder, until all amounts owing to the Trustee and the other Indenture Secured Parties by the Company on account of the Guaranteed Obligations (other than Contingent Indemnification Obligations) are paid in full in cash. If any amount shall be paid to any Subsidiary Guarantor on account of such subrogation rights at any time when all of the Guaranteed Obligations (other than Contingent Indemnification Obligations) shall not have been paid in full in cash, such amount shall be held by such Subsidiary Guarantor in trust for the Trustee and the other Indenture Secured Parties, segregated from other funds of such Subsidiary Guarantor, and shall, forthwith upon receipt by such Subsidiary Guarantor, be turned over to the Trustee in the exact form received by such Subsidiary Guarantor (duly indorsed by such Subsidiary Guarantor to the Trustee, if required), to be applied against the Guaranteed Obligations, whether matured or unmatured, in such order as the Trustee may determine.

Section 13.4 Amendments, etc. with respect to the Guaranteed Obligations. Each Subsidiary Guarantor, if any, shall remain obligated hereunder notwithstanding that, without any reservation of rights against any Subsidiary Guarantor and without notice to or further assent by any Subsidiary Guarantor, any demand for payment of any of the Guaranteed Obligations made by the Trustee or any other Indenture Secured Party may be rescinded by the Trustee or such other Indenture Secured Party and any of the Guaranteed Obligations continued, and the Guaranteed Obligations, or the liability of any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by the Trustee or any Holder, and this Indenture and the other Indenture Documents and any other documents executed and delivered in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as the Trustee (or the Required Holders or all Holders, as the case may be) may deem advisable from time to time, and any collateral security, guarantee or right of offset at any time held by the Trustee or any other Indenture Secured Party for the payment of the Guaranteed Obligations may be sold, exchanged, waived, surrendered or released. Neither the Trustee nor any other Indenture Secured Party shall have any obligation to protect, secure, perfect or insure any Lien at any time held by it as security for the Guaranteed Obligations or for the guarantee contained in this Article XIII or any property subject thereto.

Section 13.5 Guarantee Absolute and Unconditional. Each Subsidiary Guarantor, if any, waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by the Trustee or any other Indenture Secured Party upon the guarantee contained in this Article XIII or acceptance of the guarantee contained in this Article XIII; the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon the guarantee contained in this Article XIII; and all dealings between the Company and any of the Subsidiary Guarantors, on the one hand, and the Trustee and the other Indenture Secured Parties, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon the guarantee contained in this Article XIII. Subject to any Applicable Law, each Subsidiary Guarantor waives diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon the Company or any of the Subsidiary Guarantors with respect to the Guaranteed Obligations. Each Subsidiary Guarantor understands and agrees that the guarantee contained in this Article XIII shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to (a) the validity or enforceability of this Indenture or any other Indenture Document, any of the Guaranteed Obligations or any other collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by the Trustee or any other Indenture Secured Party, (b) any defense, set-off or counterclaim (other than a defense of payment or performance) that may at any time be available to or be asserted by the Company or any other Person against the Trustee or any other Indenture Secured Party, or (c) any other circumstance whatsoever (with or without notice to or knowledge of the Company or such Subsidiary Guarantor) that constitutes, or might be construed to constitute, an equitable or legal discharge of the Company for the Guaranteed Obligations, or of such Subsidiary Guarantor under the guarantee contained in this Article XIII, in bankruptcy or in any other instance. When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against any Subsidiary Guarantor, the

Trustee or any other Indenture Secured Party may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as it may have against the Company, any other Subsidiary Guarantor or any other Person or against any collateral security or guarantee for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Trustee or any other Indenture Secured Party to make any such demand, to pursue such other rights or remedies or to collect any payments from the Company, any other Subsidiary Guarantor or any other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of the Company, any other Subsidiary Guarantor or any other Person or any such collateral security, guarantee or right of offset, shall not relieve any Subsidiary Guarantor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Trustee or any other Indenture Secured Party against any Subsidiary Guarantor. For the purposes hereof “demand” shall include the commencement and continuance of any legal proceedings.

Section 13.6 Reinstatement. The guarantee contained in this Article XIII shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Guaranteed Obligations is rescinded or must otherwise be restored or returned by the Trustee or any other Indenture Secured Party upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Company or any Subsidiary Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Company or any Subsidiary Guarantor or any substantial part of its property, or otherwise, all as though such payments had not been made.

Section 13.7 Payments. Each Subsidiary Guarantor, if any, hereby guarantees that payments hereunder will be paid to the Trustee without set-off or counterclaim.

Section 13.8 Execution and Delivery of Guarantee for Future Subsidiary Guarantors.

To further evidence its guarantee set forth in Section 13.1, each Person that is required to become a Subsidiary Guarantor hereby agrees to execute a supplement to this Indenture substantially in the form of Exhibit B hereto, and deliver it to the Trustee. Such supplement to this Indenture shall be executed on behalf of such Subsidiary Guarantor by either manual or facsimile signature of one officer or other person duly authorized by all necessary corporate action of each such Subsidiary Guarantor who shall have been duly authorized to so execute by all requisite corporate action. The validity and enforceability of any guarantee shall not be affected by the fact that it is not affixed to any particular Security.

Each of the Subsidiary Guarantors, if any, hereby agrees that its guarantee set forth in Section 13.1 shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such guarantee. Neither the Company nor the Subsidiary Guarantor shall be required to make a notation on the Securities to reflect any guarantee or any release, termination or discharge thereof.

If an officer of a Subsidiary Guarantor whose signature is on this Indenture or a guarantee no longer holds that office at the time the Trustee authenticates the Security on which such guarantee is endorsed or at any time thereafter, such Subsidiary Guarantor’s guarantee of such Security shall nevertheless be valid.

The delivery of any Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of any guarantee set forth in this Indenture on behalf of each Subsidiary Guarantor.

Section 13.9 Subordination of Intercompany Obligations.

Any and all obligations of the Company or any other Indenture Party to any Subsidiary Guarantor now or hereafter existing is hereby subordinated to the Guaranteed Obligations. No Subsidiary Guarantor will seek, accept or retain for such Subsidiary Guarantors’ account, any payment from any Indenture Party on account of such obligations at any time when a Default or Event of Default exists under this Indenture or any other Indenture Documents, and any such payments made while any Default or Event of Default exists under this Indenture or any other Indenture Document on account of such obligations shall be collected and received by such Subsidiary Guarantor in trust for the Trustee and the Holders and shall be paid over to the Trustee on account of the Guaranteed Obligations without impairing or releasing the obligations of the Subsidiary Guarantors hereunder.

ARTICLE XIV

SECURITY DOCUMENTS

Section 14.1 Security Documents

In order to secure the due and punctual payment of the principal and interest on the Securities and all fees and other amounts payable under this Indenture, when the same shall be due and payable, whether on an Interest Payment Date, at the Maturity Date, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of and interest on the Securities and performance of all other obligations of the Company and the Subsidiary Guarantors, if any, to the Holders or the Trustee under this Indenture, the Securities and any guarantees thereof, the Company and any Subsidiary Guarantors have, on the Closing Date simultaneously with the execution and delivery of this Indenture, entered into the Collateral Trust Agreement and the other Security Documents. Any Person which, after the Closing Date, becomes a Subsidiary Guarantor under this Indenture, shall, upon becoming a Subsidiary Guarantor under this Indenture, become a party to each applicable Security Document and the Collateral Trust Agreement with respect to the assets or property of such Person, if any, that secure the Obligations of such Person. Each Holder, by accepting a Security, consents and agrees to all of the terms and provisions of the Security Documents and the Collateral Trust Agreement, as the same may be amended from time to time pursuant to the terms of the Security Documents, the Collateral Trust Agreement and this Indenture, and authorizes and directs the Trustee to enter into, or instruct the Collateral Trustee to enter into, the Security Documents and the Collateral Trust Agreement on its behalf and on behalf of such Holder, to appoint the Collateral Trustee to serve as collateral agent and representative of the Trustee and such Holder thereunder and in accordance therewith and for each of the Trustee and the Collateral Trustee to perform its obligations and exercise its rights thereunder and in accordance therewith. In addition, each Holder further acknowledges and agrees that the Trustee is not required to, and shall not, take any action requested by a Holder under, in respect of or otherwise in connection with any Security Document or the Collateral Trust Agreement, including, without limitation, instructing the Collateral Trustee to enforce any of the Security Documents or the Collateral Trust Agreement, unless the requisite Holders have properly instructed the Trustee in accordance with the terms of this Indenture, and the Trustee shall suffer no liability for not acting in the absence of any such instructions. The Company shall deliver to the Trustee copies of all documents delivered to the Collateral Trustee pursuant to the Security Documents and the Collateral Trust Agreement, and shall do or cause to be done all such acts and things as may be necessary or proper, or as may be required by the provisions of the Security Documents and the Collateral Trust Agreement, to assure and confirm to the Trustee and the Collateral Trustee the Liens on and security interests in the Collateral contemplated by this Indenture, the Security Documents, the Collateral Trust Agreement or any part hereof or thereof, as from time to time constituted, so as to render the same available for the security and benefit of this Indenture and of the Securities and guarantees secured thereby, according to the intent and purposes herein and therein expressed. The Company and each Subsidiary Guarantor, if any, shall take, upon the written request of the Collateral Trustee or, after the occurrence of an Event of Default, the Trustee (to the extent the Trustee is permitted to make such request under the Collateral Trust Agreement or the Security Documents), any and all actions reasonably required to cause the Security Documents to create and maintain, as security for the obligations of the Company and any Subsidiary Guarantors under this Indenture, the Securities and the guarantees, a valid and enforceable perfected Lien (superior to and prior to the rights of all third parties and subject to no other Liens other than Permitted Liens) on and security interest in all of the Collateral, in favor of the Collateral Trustee for the benefit of the Secured Parties.

Any collateral held by the Collateral Trustee or any co-trustee or agent (as permitted in the Collateral Trust Agreement or the applicable Security Documents) for the benefit of the Secured Parties shall constitute Collateral for purposes of this Indenture.

Section 14.2 Recordings and Opinions.

To the extent this Indenture is governed by the Trust Indenture Act, The Company and any Subsidiary Guarantor shall, on the Closing Date, and at all times thereafter, comply with the provisions of Trust Indenture Act § 314(b) as then in effect.

Section 14.3 Possession, Use And Release Of Collateral.

Each Holder, by accepting a Security, consents and agrees to the provisions of the Security Documents governing the possession, use and release of Collateral. Without limiting the generality of the foregoing, each Holder, by accepting a Security, consents and agrees that Collateral may, and, as applicable, shall, be released or substituted only in accordance with the terms of this Indenture, the Collateral Trust Agreement and the Security Documents.

Section 14.4 Suits To Protect Collateral.

Subject to the provisions of Article VIII, the Trustee may, subject to the provisions of the Collateral Trust Agreement and the other Security Documents, (i) in its sole discretion after an Event of Default and without the consent of the Holders of Securities or (ii) upon the direction of Holders representing not less than 25% in aggregate principal amount of the Outstanding Securities, direct, on behalf of all the Holders of the Securities, the Collateral Trustee to take all actions it deems necessary or appropriate in order to enforce any of the terms of the Collateral Trust Agreement and the other Security Documents and collect and receive any and all amounts payable in respect of the obligations of the Company and the Subsidiary Guarantors, if any, under this Indenture, the Securities and the guarantees thereof. Subject to the provisions of the Collateral Trust Agreement and the other Security Documents, each of the Trustee and the Collateral Trustee shall have power to institute and to maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Collateral Trust Agreement, the other Security Documents or this Indenture, and such suits and proceedings as the Trustee or the Collateral Trustee may deem expedient to preserve or protect its interests and the interests of the Trustee and the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Lien and security interest created by this Indenture, the Collateral Trust Agreement and the Security Documents or be prejudicial to the interests of the Holders or the Trustee).

Section 14.5 Powers Exercisable by Receiver or Trustee.

In case Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article XIV, the Collateral Trust Agreement and the Security Documents upon the Company and the Subsidiary Guarantors, if any, with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company or a Subsidiary Guarantor or of any officer or officers of the Company or a Subsidiary Guarantor required by the provisions of this Article XIV.

Section 14.6 Determinations Relating to Collateral.

In the event a Responsible Officer of the Trustee shall be deemed to have notice pursuant to Section 8.3(j) of (i) any written request from the Company or any Subsidiary Guarantor under any Security Document or from any party to the Collateral Trust Agreement for consent or approval with respect to any matter or thing relating to any Collateral or the Company’s or any Subsidiary Guarantor’s obligations with respect thereto, (ii) any performance or delivery of any instrument required from the Trustee under the provisions of the Collateral Trust Agreement or any other Security Document or (iii) a default or event of default by the Company or any Subsidiary Guarantor of any covenant or any breach of any representation or warranty of the Company or any Subsidiary Guarantor set forth in the Collateral Trust Agreement or any other Security Document, then, in each such event, the Trustee shall, within [five (5)]15 Business Days, provide notice to the Holders, in writing and at the Company’s expense, reciting the matter or thing as to which consent has been requested or the performance or instrument required to be delivered or the nonperformance or breach of which the Trustee is deemed to have knowledge pursuant to Section 8.3(j). The Holders of not less than 25% in aggregate principal amount of the then Outstanding Securities shall have the authority to direct the Trustee’s response to any of the circumstances contemplated in clauses (i), (ii) and (iii) above. The Trustee may, but shall not be required, to respond to any of the circumstances contemplated in this Section 14.6 unless it shall have received written authority by not less than 25% in aggregate principal amount of the Outstanding Securities, and the requirements of Article VIII, including but not limited to the Trustee’s rights to indemnity and for provision for its fees and expenses as set forth therein, are otherwise satisfied; provided that the Trustee shall be entitled to hire experts, consultants, agents and attorneys to advise the Trustee on the manner in which the Trustee should respond to such request or render any requested performance or response to such nonperformance or breach (the expenses of which shall be reimbursed to the Trustee by the Company). The Trustee shall be fully protected in the taking of any action recommended or approved by any such expert, consultant, agent or attorney.

Section 14.7 Certificates of the Company and any Subsidiary Guarantors Relating to the Release of Collateral.

To the extent this Indenture is governed by the Trust Indenture Act, the Company and the Subsidiary Guarantors, if any, shall comply (or cause compliance) with Trust Indenture Act § 314(d), relating to the release of property or securities from the Lien and security interest of this Indenture and the Security Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of this Indenture and the Security Documents. To the extent this Indenture is governed by the Trust Indenture Act , any certificate or opinion required by Trust Indenture Act § 314(d), may be made by an Officer of the Company or a Subsidiary Guarantor, as applicable, except in cases where Trust Indenture Act § 314(d), to the extent applicable, requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Collateral Trustee in the exercise of reasonable care.

Section 14.8 Termination of Security Interest.

In the event that the Company delivers an Officers’ Certificate certifying that its obligations under this Indenture and the Securities have been satisfied and discharged by complying with the provisions of Article XII, and such other documents and/or funds as are required to be delivered or paid pursuant to Article XII, the Trustee shall notify the Collateral Trustee under the Collateral Trust Agreement that such obligations have been satisfied and discharged in accordance with the terms of this Indenture, and, at the request and expense of the Company, shall take, or request the Collateral Trustee to take, such other actions in connection therewith as may be required or contemplated by the Collateral Trust Agreement or the Security Documents to be taken by the Trustee.

Section 14.9 Matters Relating to Collateral Trust Agreement.

Each Holder agrees that it will be bound by, and shall take no actions contrary to, the provisions of the Collateral Trust Agreement and authorizes and directs the Trustee to enter into, or instruct the Collateral Trustee to enter into, the Collateral Trust Agreement and act on its behalf to the extent set forth in the Collateral Trust Agreement and the Security Documents. The Holders acknowledge the Collateral Trust Agreement provides for the allocation of proceeds of and value of the Collateral among the Secured Creditors as set forth therein and contains limits on the ability of the Trustee and the Holders to take remedial actions with respect to the

[15]	Or such shorter time period as the Trustee advises is feasible.

Collateral. The Holders acknowledge that the Secured Obligations are secured by the Collateral on a pari passu basis to the extent set forth in the Collateral Trust Agreement and the Security Documents.

Until the termination of the Collateral Trust Agreement in accordance with the terms thereof, the Company will cause to be clearly, conspicuously and prominently inserted on the face of each Security a legend in the following form:

THIS SECURITY AND THE RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBJECT TO IN THE MANNER AND TO THE EXTENT SET FORTH IN THAT CERTAIN COLLATERAL TRUST AND INTERCREDITOR AGREEMENT DATED AS OF [                    ], 2010 AMONG, INTER ALIOS, AMERICAN CAPITAL, LTD. AND U.S. BANK NATIONAL ASSOCIATION, AS COLLATERAL TRUSTEE, AND EACH HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, IRREVOCABLY AGREES TO BE BOUND BY THE PROVISIONS OF THE COLLATERAL TRUST AND INTERCREDITOR AGREEMENT.

The Company shall promptly notify the Trustee of the occurrence of the termination of the Collateral Trust Agreement.

*****

[Remainder Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

AMERICAN CAPITAL, LTD.

By:
Name:
Title:

WILMINGTON TRUST FSB, as Trustee

By:
Name:
Title:

EXHIBIT A

[FORM OF SECURITY]

[INSERT THE GLOBAL SECURITY LEGEND, IF APPLICABLE PURSUANT TO THE

TERMS OF THE INDENTURE]

[INSERT THE LEGEND REGARDING COLLATERAL, IF APPLICABLE PURSUANT

TO THE TERMS OF THE INDENTURE]

AMERICAN CAPITAL, LTD.

Certifícate No.

ISIN No.

CUSIP No.

[$]16 [€]17[£] 18

[[    ]% SENIOR SECURED AMORTIZING ADJUSTABLE FIXED RATE DOLLAR NOTE DUE 2013]19

[SENIOR SECURED AMORTIZING FLOATING RATE DOLLAR NOTE DUE 2013]20

[[    ]% SENIOR SECURED AMORTIZING ADJUSTABLE FIXED RATE EURO NOTE DUE 2013]17

[[    ]% SENIOR SECURED AMORTIZING ADJUSTABLE FIXED RATE STERLING NOTE DUE 2013]18

AMERICAN CAPITAL, LTD., a Delaware corporation, as issuer (the “Company”), for value received, promises to pay to                          or registered assigns the principal sum of [            ] ([$]16 [€]17[£] 18[            ]) (or such other amount set forth in the schedule hereto) on December 31, 2013.

Interest Payment Dates: March 31, June 30, September 30 and December 31, commencing June 30, 2010.

Regular Record Dates: March 15, June 15, September 15 and December 15.

[16]	Dollar Securities only
[17]	Euro Securities only
[18]	Sterling Securities only.
[19]	Fixed Rate Dollar Security only.
[20]	Floating Rate Dollar Security only.

Reference is made to the further provisions of this Security contained herein, which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this [             ]21 to be signed manually or by facsimile by one of its duly authorized officers.

AMERICAN CAPITAL, LTD.

By:
Name:
Title:

[21]	Insert title of Security.

Certificate of Authentication

This is one of the [                         ]22 referred to in the within-mentioned Indenture.

WILMINGTON TRUST FSB, as Trustee

By:
Authorized Signatory

Dated:

[22]	Insert title of Security.

[FORM OF REVERSE OF SECURITY]

AMERICAN CAPITAL, LTD. [    ]23

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. Principal, Interest and Fees.24 AMERICAN CAPITAL, LTD., a Delaware corporation, as issuer (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to) for value received, promises to pay the principal hereof on the Maturity Date (or such earlier date as is provided in the Indenture) and, until the principal hereof is paid or made available for payment, interest on the principal amount at a rate per annum set forth in Section 2.1(d), Section 2.1(e) and Section 2.21 of the Indenture and fees on the Securities as set forth in Section 2.3. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the Closing Date to but excluding the date on which interest is paid. Interest shall be payable quarterly in arrears on each Interest Payment Date to Holders of record of this Security at the close of business on the applicable Regular Record Date.

2. Method of Payment. The Company will pay interest on the Securities (except Default Interest) to the Persons who are registered Holders at the close of business on the Regular Record Date immediately preceding the Interest Payment Date (whether or not a Business Day). Holders must surrender Securities to a Paying Agent to collect principal payments. The Company will pay to the Paying Agent principal, interest, fees and other amounts due under the Indenture in money of the [United States of America]25 [participating member states in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community]26 [United Kingdom]27 that at the time of payment is legal tender for payment of public and private debts. The Company will, in the case of Global Securities, and may, in the case of definitive Securities, pay or cause to be paid by the Paying Agent, all principal or interest on the Securities, and all fees and other amounts due under the Indenture, to Holders who shall have provided wire transfer instructions to the Company or the Paying Agent. All other payments on the Securities will be made at the office or agency of the Paying Agent and Security Registrar unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders (the “Place of Payment”).

3. Paying Agent and Security Registrar. Initially, the Company will act as Paying Agent and Security Registrar for the Euro Securities and the Sterling Securities, and the Trustee under the Indenture will act as a Paying Agent and Security Registrar for the Dollar Securities. The Company may change any Paying Agent or Security Registrar without notice to the Holders. The Company or any of its Subsidiaries may act as Paying Agent or Security Registrar.

4. Indenture. The Company issued the Securities under an Indenture dated [            ], 2010 (as amended and supplemented from time to time, the “Indenture”) among the Company and the Trustee. This Security is one of an issue of Securities of the Company issued under the Indenture. The terms of the Securities include those stated in the Indenture and, except as set forth in the Indenture, those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb), as amended from time to time. The Securities are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of them. To the extent any provision of this Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

[1]	Insert title of Security.
[2]	Fixed Rate Securities only.
[3]	Dollar Securities only.
[4]	Euro Securities only.
[5]	Sterling Securities only.

5. Redemption.

The Securities may be redeemed as set forth in Article II and Article XI of the Indenture.

6. Denominations, Transfer, Exchange. The Securities are in registered form without coupons in denominations of [$][€][£]1.00 and integral multiples of [$][€][£] [1.00] in excess of [$][€][£]1.00. This Security shall represent the aggregate principal amount of Outstanding Securities from time to time endorsed hereon and the aggregate principal amount of Securities represented hereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. A Holder may transfer or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture. The Registrar shall not be required to exchange or register a transfer of any Security for a period of 15 days immediately preceding the redemption of Securities, except the unredeemed portion of any Security being redeemed in part.

7. Persons Deemed Owners. The registered Holder of a Security may be treated as its owner for all purposes.

8. Amendment, Supplement and Waiver. The Indenture and the Securities may be amended or supplemented or provisions thereof may be waived as provided in the Indenture.

9. Defaults and Remedies. Events of Default are set forth in Section 7.1 of the Indenture.

10. No Recourse Against Others. No past, present or future director, officer, employee, incorporator or stockholder of the Company or of any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Indenture, the Securities, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Security waives and releases all such liability.

11. Authentication. This Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authorized by manual signature of the Trustee.

12. Common Codes, ISINs or CUSIP Numbers. The Company has caused Common Codes, ISINs or CUSIP numbers to be printed on the Securities and the Trustee may use Common Codes, ISINs or CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Securities or as contained in any notice of redemption or purchase and reliance may be placed only on the other identification numbers placed thereon.

13. Governing Law. THIS SECURITY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

14. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture.

Requests may be made to:

[                          ]

ASSIGNMENT

I or we assign and transfer this Security to:

(Insert assignee’s social security or tax I.D. number)

(Print or type name, address and zip code of assignee)

and irrevocably appoint: Agent to transfer this Security on the books of the Company. The Agent may substitute another to act for him.

Date:	Your Signature:
(Sign exactly as your name appears on the face of this Security)

Signature Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Any Global Security authenticated and delivered hereunder shall bear a schedule in substantially the following form:

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL SECURITY

The initial Outstanding principal amount of this Global Security is [$][€][£][    ]. The following exchanges of a part of this Global Security for an interest in another Global Security or for a Certificated Security, or exchanges of a part of another Global Security for an interest in this Global Security, have been made:

Redemption Date or Date of Exchange	Amount of decrease in Principal Amount	Amount of increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such decrease or increase	Signature of authorized officer of Trustee or Custodian

EXHIBIT B

[FORM OF SUPPLEMENTAL INDENTURE]

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of [                    ], among [GUARANTOR] (the “New Subsidiary Guarantor”), a subsidiary of AMERICAN CAPITAL, LTD. (or its successor), a Delaware corporation (the “Company”) and Wilmington Trust Company FSB, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS the Company [and the existing Subsidiary Guarantors have] [has] heretofore executed and delivered to the Trustee an indenture (as amended, supplemented or otherwise modified, the “Indenture”) dated as of [                    ], 2010 providing for the issuance of the Company’s (a) Senior Secured Amortizing Adjustable Fixed Rate Dollar Notes due 2013, (b) Senior Secured Amortizing Floating Rate Dollar Notes due 2013, (c) Senior Secured Amortizing Adjustable Fixed Rate Euro Notes due 2013 and (d) Senior Secured Amortizing Adjustable Fixed Rate Sterling Notes due 2013 (collectively, the “Securities”);

WHEREAS Section 13.8 of the Indenture provides that under certain circumstances the Company is required to cause the New Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Subsidiary Guarantor shall unconditionally guarantee all the Company’s Obligations under the Securities and the Indenture pursuant to a Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 10.1 of the Indenture, the Trustee and the Company are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Securities as follows:

1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined.

2. Joinder. The New Subsidiary Guarantor hereby agrees to become a party to and assumes all obligations of a party to the Indenture and the other Indenture Documents.

3. Agreement to Guarantee. The New Subsidiary Guarantor hereby agrees, jointly and severally with all existing Guarantors (if any), to unconditionally guarantee the Company’s Obligations under the Securities, the Indenture and the other Indenture Documents, on the terms and subject to the conditions set forth in Article XIII of the Indenture and to be bound by all other applicable provisions of the Indenture, the Securities and the other Indenture Documents and to perform all of the obligations and agreements of a Guarantor under the Indenture and the other Indenture Documents.

4. Grant of Liens. The New Subsidiary Guarantor does hereby create and grant to the Collateral Agent, its successors and assigns, for the benefit of the applicable Secured Parties, their successors and assigns, a security interest in and lien on all of the New Subsidiary Guarantor’s right, title and interest in and to the Collateral of the New Subsidiary Guarantor.

5. Notices. All notices or other communications to the New Subsidiary Guarantor shall be given as provided in Section 1.5 of the Indenture.

6. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

7. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

8. Trustee Makes No Representation. The Trustee shall not be responsible in any manner whatsoever for or in respect of the recitals contained herein, all of which recitals are made solely by the Company and the New Subsidiary Guarantor. Furthermore, the Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

9. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

10. Effect of Headings. The Section headings herein are for convenience only and shall not effect the construction thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

AMERICAN CAPITAL, LTD.

by
Name:
Title:

[NEW SUBSIDIARY GUARANTOR]

by
Name:
Title:

WILMINGTON TRUST FSB, AS TRUSTEE

by
Name:
Title:

ANNEX B

This In-Court Standby Prepackaged Plan of Reorganization is to be implemented only upon receipt of insufficient support of an Out-of-Court Exchange, subject to certain conditions described in the Offering Memorandum and Disclosure Statement to which this Standby Plan is attached.

Section 11.6 of this Standby Plan provides for releases of certain claims by creditors in favor of other creditors. Please see such section for details regarding such releases.

UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

----------------------------------------------------------------x

In re                                                                               :

:	Chapter 11

                                                                                        :

AMERICAN CAPITAL, LTD.,                                :

                                                                                        :

:	Case No. 10-

                         Debtor.                                                  :

----------------------------------------------------------------x

PLAN OF REORGANIZATION OF AMERICAN CAPITAL, LTD.

PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

RICHARDS, LAYTON & FINGER, P.A.

One Rodney Square

P.O. Box 551

Wilmington, Delaware 19899

Paul N. Heath

(302) 651-7700

-and-

WEIL, GOTSHAL & MANGES LLP

767 Fifth Avenue

New York, New York 10153

Debra A. Dandeneau

Christopher K. Aidun

(212) 310-8000

ATTORNEYS FOR THE DEBTOR

AND DEBTOR IN POSSESSION

Dated:                     , 2010

B-i

B-ii

(continued)

B-iii

(continued)

B-iv

(continued)

B-v

(continued)

B-vi

(continued)

B-vii

American Capital, Ltd., as debtor and debtor in possession in the above-captioned chapter 11 case, proposes the following chapter 11 plan of reorganization pursuant to section 1121 of title 11 of the United States Code.

ARTICLE I

DEFINITIONS AND INTERPRETATION

A.	Definitions.

As used in the Plan, the following terms shall have the respective meanings specified below:

1.1 5.92% Private Notes means those certain 5.92% Senior Notes, Series A, due September 1, 2009, issued by ACAS pursuant to the 2004 Note Purchase Agreement.

1.2 6.14% Private Notes means those certain 6.14% Senior Notes, Series 2005-A, due August 1, 2010, issued by ACAS pursuant to the 2005-A Note Purchase Agreement.

1.3 6.46% Private Notes means those certain 6.46% Senior Notes, Series B, due September 1, 2011, issued by ACAS pursuant to the 2004 Note Purchase Agreement.

1.4 2004 Note Purchase Agreement means that certain Note Purchase Agreement, dated as of September 1, 2004 (as amended, modified, and supplemented from time to time through and including the Petition Date), relating to the 5.92% Private Notes and the 6.46% Private Notes.

1.5 2005-A Note Purchase Agreement means that certain Note Purchase Agreement, dated as of August 1, 2005 (as amended, modified, and supplemented from time to time through and including the Petition Date), relating to the 6.14% Private Notes.

1.6 2005-B Note Purchase Agreement means that certain Note Purchase Agreement, dated as of September 26, 2005 (as amended, modified, and supplemented from time to time through and including the Petition Date), relating to the Floating Rate Private Notes.

1.7 2006 Note Purchase Agreement means that certain Note Purchase Agreement, dated as of February 9, 2006 (as amended, modified, and supplemented from time to time through and including the Petition Date), relating to the Existing Euro Notes and the Existing Sterling Notes.

1.8 ACAS means American Capital, Ltd.

1.9 Administrative Agent means Wells Fargo Bank, N.A., f/k/a Wachovia Bank, National Association, as administrative agent under the Existing Credit Agreement.

1.10 Administrative Expense means any Claim constituting a cost or expense of administration of the Chapter 11 Case asserted or authorized to be asserted in accordance with sections 330, 364(c)(1), 503(b), 507(a)(2), and 507(b) of the Bankruptcy Code during the period up to and including the Effective Date. Any fees or charges assessed against the estate of the Debtor under section 1930 of chapter 123 of title 28 of the United States Code are excluded from the definition of Administrative Expense and shall be paid in accordance with Section 13.1 hereof.

1.11 Ballot means the form or forms distributed to holders of impaired Claims on which the acceptance or rejection of the Plan is to be indicated.

1.12 Bankruptcy Code means chapter 11 of title 11 of the United States Code as in effect on the Petition Date, together with any amendments made thereto subsequent to the Petition Date, to the extent that any such amendments are applicable to the Chapter 11 Case.

1.13 Bankruptcy Court means the United States Bankruptcy Court for the District of Delaware, having jurisdiction over the Chapter 11 Case and, to the extent of any reference made pursuant to section 157 of title 28 of the United States Code, the unit of such District Court constituted pursuant to section 151 of title 28 of the United States Code.

1.14 Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure, as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, and any local rules of the Bankruptcy Court, as in effect on the Petition Date, together with any amendments made thereto subsequent to the Petition Date, to the extent that any such amendments are applicable to the Chapter 11 Case.

1.15 Benefit Plans means all benefit plans, policies, and programs sponsored by the Debtor, including all savings plans and health and welfare plans.

1.16 Business Day means any day other than a Saturday, Sunday, or any other day on which commercial banks in New York, New York are required or authorized to close by law or executive order.

1.17 Bylaws means the bylaws of ACAS, as such bylaws may be amended from time to time.

1.18 Cash means, except as provided in the Plan with regard to matters involving currency denominated in the Euro or the Sterling, the lawful currency of the United States of America.

1.19 Cause of Action means any action, cause of action, crossclaim, counterclaim, third-party claim, contribution claim, defense, liability, obligation, right, suit, debt, sum of money, damage, judgment, claim, Lien, indemnity, guaranty, account, offset, recoupment, demand, power, privilege, license, and franchise of any kind or character whatsoever, whether known or unknown, contingent or noncontingent, matured or unmatured, suspected or unsuspected, disputed or undisputed, foreseen or unforeseen, direct or indirect, choate or inchoate, whether arising before, on, or after the Petition Date, including through the Effective Date, in contract or in tort, in law, equity, or otherwise.

1.20 Certificate of Incorporation means the certificate of incorporation of ACAS, as such certificate of incorporation may be amended from time to time.

1.21 Chapter 11 Case means the case commenced under chapter 11 of the Bankruptcy Code on the Petition Date, styled In re American Capital, Ltd., Chapter 11 Case No. 10-            (            ), currently pending before the Bankruptcy Court.

1.22 Claim shall have the meaning set forth in section 101(5) of the Bankruptcy Code.

1.23 Class means a group of Claims or Equity Interests as set forth in Article III hereof.

1.24 Closing Payment Percentage means the percentage equal to (a) $950,000,000 minus the aggregate principal amount of the De Minimis Public Notes Claims, divided by (b) the aggregate principal amount of the sum of the Existing Credit Agreement Claims, the Private Notes Claims, and the Public Notes Claims, or such greater percentage as determined by the Debtor, notice of which shall be filed with the Bankruptcy Court no later than the Confirmation Date.

1.25 Collateral means any property or interest in property of the Estate subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance or otherwise invalid under the Bankruptcy Code or applicable state law.

1.26 Collateral Agreements means, collectively, that certain Collateral Trust and Intercreditor Agreement by the Reorganized Debtor and the Collateral Trustee and that certain Security Agreement by the Reorganized Debtor in favor of the Collateral Trustee pursuant to which the New Collateral described therein is pledged to secure the New Secured Obligations.

1.27 Collateral Trustee means U.S. Bank National Association, as collateral trustee under the Collateral Agreements.

1.28 Confirmation Date means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court with respect to the Chapter 11 Case.

1.29 Confirmation Hearing means the hearing to be held by the Bankruptcy Court regarding confirmation of this Plan, as such hearing may be adjourned or continued from time to time.

1.30 Confirmation Order means the order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

1.31 De Minimis Public Notes Claim means any Claim against the Debtor arising under or in connection with any of the Existing Public Notes or the Existing Public Note Indenture, but only if such holder, together with its affiliates, beneficially owned Existing Public Notes as of the Voting Record Date in an aggregate principal amount of not more than $100,000.

1.32 Debtor means ACAS, the debtor in the Chapter 11 Case.

1.33 Directing Class 4 Holders means, if Class 4 votes to accept the Plan, the holders of a majority in aggregate principal amount of the Private Notes Claims.

1.34 Directing Class 6 Holders means, if Class 6 votes to accept the Plan, the holders of a majority in aggregate principal amount of the Public Notes Claims.

1.35 Disbursing Agent means any entity (including, but not limited to, the Debtor or the Reorganized Debtor, as the case may be, if it acts in such capacity) in its capacity as a disbursing agent under Section 7.3 hereof.

1.36 Distribution Record Date means the record date for purposes of making distributions under the Plan on account of holders of Claims in impaired Classes, which date shall be the Confirmation Date.

1.37 DTC means The Depository Trust Company.

1.38 Effective Date means the first Business Day on which the later of the following has occurred: (i) the conditions precedent to the effectiveness of the Plan specified in Section 10.1 hereof shall have been satisfied or waived in accordance with Section 10.2 hereof and (ii) if a stay is in effect, the expiration, dissolution, or lifting of such a stay; provided, however, that the Debtor shall use reasonable commercial efforts to satisfy the foregoing conditions as promptly as practicable following the Confirmation Date; provided further, however, that the Debtor may extend the Effective Date by up to thirty (30) days after the Confirmation Date in order for the Effective Date to occur either on the first Business Day of the month or the last Business Day of the month, as the Debtor shall determine in its sole discretion, but in no event later than the date provided in Section 10.1(d) hereof.

1.39 Equity Interest means any ownership interest in the Debtor.

1.40 Estate means the estate of the Debtor as created under section 541 of the Bankruptcy Code.

1.41 Euro means the lawful currency of the European Union.

1.42 Excluded Claims means, collectively, the Excluded Credit Agreement Claims, the Excluded Private Notes Claims, and the Excluded Public Notes Claims.

1.43 Excluded Credit Agreement Claims means all of the Debtor’s obligations under Sections 2.15, 2.16, 2.17, 2.18, 2.19, and 9.5 of the Existing Credit Agreement that have not been paid in full in Cash on the Effective Date.

1.44 Excluded Private Notes Claims means all of the Debtor’s obligations under Section 15 of each of the Note Purchase Agreements and Section 22.7 of the 2006 Note Purchase Agreement that have not been paid in full in Cash on the Effective Date.

1.45 Excluded Public Notes Claims means all of the Debtor’s obligations under Section  6.07 of the Existing Public Note Indenture that have not been paid in full in Cash on the Effective Date.

1.46 Existing Credit Agreement means that certain Credit Agreement, dated as of May 16, 2007, as amended by the First Amendment, dated as of December 7, 2007, and the Second Amendment, dated as of September 29, 2008, as may have been further amended prior to the Petition Date, by and among ACAS, as borrower, the Administrative Agent, and the banks and other financial institutions party thereto from time to time, and any of the documents and instruments related thereto.

1.47 Existing Credit Agreement Claim means any Claim against the Debtor arising under or in connection with the Existing Credit Agreement.

1.48 Existing Euro Notes means those certain 5.177% Senior Notes, Series 2006-A, due February 9, 2011, issued by ACAS pursuant to the 2006 Note Purchase Agreement.

1.49 Existing Lenders means the lenders from time to time party to the Existing Credit Agreement.

1.50 Existing Loans means any outstanding loans under the Existing Credit Agreement.

1.51 Existing Notes means the Existing Private Notes and the Existing Public Notes.

1.52 Existing Private Dollar Notes means the 5.92% Private Notes, the 6.14% Private Notes, the 6.46% Private Notes, and the Floating Rate Private Notes.

1.53 Existing Private Notes means the Existing Private Dollar Notes, the Existing Euro Notes, and the Existing Sterling Notes.

1.54 Existing Public Note Indenture means that certain Indenture, dated as of April 26, 2007 (as supplemented by the First Supplemental Indenture, dated as of July 19, 2007, as may have been amended, modified, and supplemented from time to time through and including the Petition Date), by and among ACAS, as issuer, and the Existing Public Note Indenture Trustee, pursuant to which ACAS issued the Existing Public Notes.

1.55 Existing Public Note Indenture Trustee means Wilmington Trust Company, as successor trustee to Wells Fargo Bank, National Association, under the Existing Public Note Indenture.

1.56 Existing Public Notes means the 6.85% Senior Notes, Series 2007-A, due August 1, 2012, issued by ACAS pursuant to the Existing Public Note Indenture.

1.57 Existing Sterling Notes means those certain 6.565% Senior Notes, Series 2006-B, due February 9, 2011, issued by ACAS pursuant to the 2006 Note Purchase Agreement.

1.58 Final Order means an order or judgment of the Bankruptcy Court or any other court of competent jurisdiction that has been entered on the docket maintained by the clerk of such court as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending or as to which any appeal, petition for certiorari, reargue, or rehear shall have been waived in writing in form and substance satisfactory to the Debtor or, on and after the Effective Date, the Reorganized Debtor, or, in the event that an appeal, writ of certiorari, or reargument or rehearing thereof has been sought, such order of the Bankruptcy Court or other court of competent jurisdiction shall have been determined by the highest court to which such order was appealed, or certiorari, reargument, or rehearing shall have been denied or resulted in no modification of such order and the time to take any further appeal, petition for certiorari, or move for reargument or rehearing shall have expired; provided, however, that the possibility that a motion under section 502(j) of the Bankruptcy Code, Rule 59 or Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules or applicable state court rules of civil procedure, may be, but has not been, filed with respect to such order shall not cause such order not to be a Final Order.

1.59 Floating Rate Private Notes means those certain Floating Rate Senior Notes, Series 2005-B, due October 30, 2020, issued by ACAS pursuant to the 2005-B Note Purchase Agreement.

1.60 General Unsecured Claim means any Claim against the Debtor that is not an Administrative Expense, a Priority Tax Claim, a Priority Non-Tax Claim, a Secured Claim, a Private Notes Claim, a Public Notes Claim, or an Existing Credit Agreement Claim, including Hedging Obligations.

1.61 Group Professionals means, collectively, Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”) and Young Conaway Stargatt & Taylor, LLP, as legal advisors to the Private Notes Group, FTI Consulting, Inc. (“FTI”), as financial advisors to the Private Notes Group, Milbank, Tweed, Hadley & McCloy LLP (“Milbank”) and Morris, Nichols, Arsht & Tunnell LLP, as legal advisors to the Public Notes Group, The Blackstone Group, L.P. (“Blackstone”), as financial advisors to the Public Notes Group, Simpson, Thacher & Bartlett LLP (“Simpson Thacher”) and Ashby & Geddes, P.A., as legal advisors to the Administrative Agent, and Capstone Advisory Group, LLC (“Capstone”), as financial advisors to the Administrative Agent.

1.62 Hedging Obligations means the obligations of ACAS and its affiliates under interest rate hedging agreements with lenders (or their affiliates) party to the Existing Credit Agreement.

1.63 Indenture Trustee Professionals means Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. and Delaware counsel selected by the Exiting Public Note Indenture Trustee and the New Secured Notes Trustee as legal advisors to the Existing Public Note Indenture Trustee and the New Secured Notes Trustee.

1.64 Letter of Transmittal means ACAS’s letter of transmittal and consent to exchange the Existing Notes and to deliver consents to amend the Existing Public Note Indenture pursuant to the Offering Memorandum.

1.65 Lien shall have the meaning set forth in section 101(37) of the Bankruptcy Code.

1.66 Lock Up Agreement means that certain agreement, dated as of November 20, 2009, as amended by the First Amendment to the Lock Up Agreement, dated January 28, 2010, and the Second Amendment to the Lock Up Agreement, dated March 26, 2010, by and among ACAS and the Consenting Creditors (as defined therein).

1.67 Majority Consenting Creditors shall have the meaning as defined in the Lock Up Agreement.

1.68 Make Whole Amount means the make whole amounts that became due and payable under the 2004 Note Purchase Agreement, the 2005-A Note Purchase Agreement, or the 2006 Note Purchase Agreement, as if such Note Purchase Agreements had been accelerated as of March 30, 2009.

1.69 New Administrative Agent means Wells Fargo Bank, N.A., as administrative agent.

1.70 New Collateral means all assets pledged to the Collateral Trustee under the Collateral Agreements to secure the New Secured Obligations.

1.71 New Credit Agreement means that certain Amended and Restated Existing Credit Agreement by and among the Reorganized Debtor, the New Administrative Agent and the lenders party thereto, in the form attached to the Form 8-K filed by ACAS on May 3, 2010 with the Securities and Exchange Commission.

1.72 New Credit Agreement Effective Date Payment means, for each holder of an Existing Credit Agreement Claim, an amount in Cash equal to the aggregate principal amount of such holder’s Existing Credit Agreement Claim multiplied by the Closing Payment Percentage.

1.73 New Fixed Rate Secured Notes means those certain new fixed rate senior secured notes, due December 31, 2013, that will be issued by the Reorganized Debtor pursuant to the New Secured Note Indenture.

1.74 New Floating Rate Secured Notes means those certain new floating rate senior secured notes, due December  31, 2013, that will be issued by the Reorganized Debtor pursuant to the New Secured Note Indenture.

1.75 New Secured Euro Notes means those certain new senior secured Euro notes, due December 31, 2013, that will be issued by the Reorganized Debtor pursuant to the New Secured Note Indenture.

1.76 New Secured Loans means the new secured term loans under the New Credit Agreement with final maturity on December 31, 2013.

1.77 New Secured Notes means the New Fixed Rate Secured Notes, the New Floating Rate Secured Notes, the New Secured Euro Notes, and the New Secured Sterling Notes.

1.78 New Secured Notes Effective Date Payment means, for each holder of a Public Notes Claim or a Private Notes Claim, an amount in Cash equal to the product of the Closing Payment Percentage multiplied by the aggregate principal amount of such holder’s Public Notes Claim or Private Notes Claim.

1.79 New Secured Note Indenture means that certain indenture by and among the Reorganized Debtor and the New Secured Notes Trustee, pursuant to which the New Secured Notes will be issued, a copy of which is annexed to the Offering Memorandum as Annex A.

1.80 New Secured Notes Trustee means Wilmington Trust FSB, as indenture trustee under the New Secured Note Indenture.

1.81 New Secured Obligations means the New Secured Loans and the New Secured Notes.

1.82 New Secured Sterling Notes means those certain new senior secured Sterling notes, due December 31, 2013, that will be issued by Reorganized Debtor pursuant to the New Secured Note Indenture.

1.83 Note Purchase Agreements means the 2004 Note Purchase Agreement, the 2005-A Note Purchase Agreement, the 2005-B Note Purchase Agreement, and the 2006 Note Purchase Agreement.

1.84 Offering Memorandum means that certain Confidential Out-of-Court Exchange Offering Memorandum and Solicitation of Consents and Disclosure Statement and Solicitation of Votes Related to an In-Court Standby Prepackaged Plan of Reorganization of ACAS, dated May 3, 2010, including all exhibits and schedules thereto, as the same may be amended, supplemented, or otherwise modified from time to time in accordance with the Bankruptcy Code and the terms hereof.

1.85 Person shall have the meaning set forth in section 101(41) of the Bankruptcy Code.

1.86 Petition Date means the date on which the Debtor commenced the Chapter 11 Case.

1.87 Plan means this Plan of Reorganization of American Capital, Ltd. Pursuant to Chapter 11 of the Bankruptcy Code, including, without limitation, all exhibits, supplements, appendices, and schedules hereto or thereto, either in its present form or as the same may be altered, amended, modified, or supplemented from time to time in accordance with the provisions of the Bankruptcy Code and the terms hereof.

1.88 Priority Non-Tax Claim means any Claim against the Debtor, other than an Administrative Expense or a Priority Tax Claim, entitled to priority in payment in accordance with section 507(a)(4), (5), (7), or (9) of the Bankruptcy Code, but only to the extent entitled to such priority.

1.89 Priority Tax Claim means any Claim of a governmental unit against the Debtor entitled to priority in payment pursuant to sections 502(i) and 507(a)(8) of the Bankruptcy Code.

1.90 Private Notes Claim means any Claim against the Debtor arising under or in connection with any of the Existing Private Notes.

1.91 Private Notes Group means that certain informal group composed of certain unaffiliated holders of the Existing Private Notes, as such group may be reconstituted by the members thereof from time to time, which group is represented by Akin Gump and FTI.

1.92 Public Notes Claim means any Claim against the Debtor arising under or in connection with any of the Existing Public Notes or the Existing Public Note Indenture that is not a De Minimis Public Notes Claim.

1.93 Public Notes Group means that certain informal group composed of certain unaffiliated holders of the Existing Public Notes, as such group may be reconstituted by the members thereof from time to time, which group is represented by Milbank and Blackstone.

1.94 Reorganized Debtor means the Debtor, as reorganized on and after the Effective Date in accordance with the terms of this Plan.

1.95 Restructuring Fee means a restructuring fee payable in Cash on the Effective Date in an amount equal to 2.00% of the principal amount of each New Secured Loan and New Secured Note issued pursuant to the Plan.

1.96 Secured Claim means a Claim secured by a Lien on Collateral.

1.97 Securities Act means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.98 Sterling means the lawful currency of the United Kingdom.

1.99 Swap Agreements means the interest rate and foreign exchange swap agreements to which the Debtor is or has been a party and as to which there are remaining obligations of the Debtor as of the Voting Record Date.

1.100 Swap Claim means a Claim of a Swap Party under a Swap Agreement.

1.101 Swap Party means any non-Debtor counterparty to a Swap Agreement.

1.102 Voting Record Date means 5:00 p.m., New York City time, on April 30, 2010.

B.	Interpretation; Application of Definitions; Rules of Construction

Unless the context otherwise requires, any capitalized term used and not defined herein or elsewhere in the Plan that is defined in the Bankruptcy Code shall have the meaning assigned to that term in the Bankruptcy Code. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include both the singular and the plural, pronouns stated in either the singular or the plural shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include the masculine, feminine, and neuter. Unless otherwise specified, (a) all article, section, schedule, or exhibit references in the Plan are to the respective article of, section in, schedule to, or exhibit to the Plan, as the same may be altered amended, modified, or supplemented from time to time in accordance with the terms and provisions hereof, and (b) all references to dollars or $ are to the lawful currency of the United States of America, unless the context otherwise requires. The words “herein,” “hereof,” “hereto,” “hereunder,” and other words of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained in the Plan. The rules of construction contained in section 102 of the Bankruptcy Code shall apply to the construction of the Plan. The headings in the Plan are for convenience of reference only and shall not limit or otherwise affect the provisions of the Plan.

ARTICLE II

TREATMENT OF ADMINISTRATIVE EXPENSES,

PROFESSIONAL COMPENSATION AND

REIMBURSEMENT CLAIMS, AND PRIORITY TAX CLAIMS

2.1 Administrative Expenses.

Administrative Expenses, other than Administrative Expenses governed by Sections 2.2 and 2.4 hereof, shall be assumed, determined, and paid by the Debtor in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing, or other documents relating to such transactions. The Debtor reserves its rights, however, to dispute the validity of any Administrative Expense in accordance with the terms and conditions of the agreements, instruments, or other documents (if any) governing, evidencing, or relating to such Administrative Expense and any applicable non-bankruptcy law, rules, and procedures and in a forum (arbitral, judicial, or otherwise) of competent jurisdiction.

2.2 Professional Compensation and Reimbursement Claims.

Any entity seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred during the Chapter 11 Case through and including the Confirmation Date pursuant to sections 330, 331, 503(b)(2), 503(b)(3), 503(b)(4), or 503(b)(5) of the Bankruptcy Code shall (i) file, on or before the date that is forty-five (45) days after the Effective Date, a final application for allowance of compensation for services rendered and reimbursement of expenses incurred and (ii) if granted such an award by the Bankruptcy Court, be paid in full, in Cash, in such amount as is awarded by the Bankruptcy Court within fifteen (15) Business Days after the date on which the order approving such Administrative Expense is entered or on such other terms as may be mutually agreed between the holder of such Administrative Expense and the Reorganized Debtor. The Reorganized Debtor is authorized to pay compensation for professional services rendered and reimbursement of expenses incurred from and after the Effective Date in the ordinary course and without the need for Bankruptcy Court approval. Notwithstanding any other provision of this Plan, (i) all reasonable fees and expenses of the Group Professionals that are incurred in connection with the Chapter 11 Case (whether incurred before or after the Petition Date) shall be deemed to be allowed Administrative Expenses for purposes hereof, shall not be subject to any avoidance, reductions, setoff, offset, recharacterization, subordination (whether equitable, contractual, or otherwise), counterclaims, cross-claims, defenses, disallowance, impairment, objection, or any other challenges under any applicable law or regulation by any Person, and any fees and expenses due and payable but not paid as of the Effective Date shall be paid on the Effective Date; provided, however, that to the extent such fees and expenses are due and payable after the Effective Date, such fees and expenses shall be paid no later than ten (10) days after the applicable invoice date, and (ii) the holders of any such claims shall not be required to file any application or request for payment with the Bankruptcy Court, and no approval by the Bankruptcy Court of the payment of such fees and expenses shall be required.

2.3 Priority Tax Claims.

Each holder of a Priority Tax Claim as to which the Debtor does not dispute the amount and that is due and payable on or before the Effective Date shall receive, at the option of the Debtor or the Reorganized Debtor, (i) on the Effective Date or as soon thereafter as is reasonably practicable, Cash in an amount equal to such Priority Tax Claim or (ii) pursuant to section 1129(a)(9)(c) of the Bankruptcy Code, equal annual Cash payments commencing on the Effective Date in an aggregate amount equal to such Priority Tax Claim, together with interest at the applicable rate under section 511 of the Bankruptcy Code, over a period not exceeding five (5) years after the date of assessment of such Priority Tax Claim. All Priority Tax Claims that are not due and payable on or before the Effective Date or as to which the Debtor disputes the amount shall be determined in accordance with any applicable non-bankruptcy law, rules, and procedures and in a forum (arbitral, judicial, or otherwise) of competent jurisdiction and will be paid in the ordinary course of the Debtor’s business. The Debtor reserves its rights to dispute the validity of any Priority Tax Claim.

2.4 Existing Public Note Indenture Trustee Fees and Expenses.

The Existing Public Note Indenture Trustee and New Secured Notes Trustee have provided and will continue to provide necessary services under the Existing Public Note Indenture prior to and after the Petition Date. Notwithstanding any other provision of this Plan, all reasonable fees and expenses of the Existing Public Note Indenture Trustee and New Secured Notes Trustee (including fees and expenses of Indenture Trustee Professionals ) that are incurred in connection with the Chapter 11 Case (whether incurred before or after the Petition Date) shall be deemed to be allowed Administrative Expenses for purposes hereof, shall not be subject to any avoidance, reductions, setoff, offset, recharacterization, subordination (whether equitable, contractual, or otherwise), counterclaims, cross-claims, defenses, disallowance, impairment, objection, or any other challenges under any applicable law or regulation by any Person, and any fees and expenses due and payable but not paid as of the Effective Date shall be paid on the Effective Date; provided, however, that to the extent such fees and expenses are due and payable after the Effective Date, such fees and expenses shall be paid no later than ten (10) days after the applicable invoice date. None of the Existing Public Note Indenture Trustee, New Secured Notes Trustee, or the Indenture Trustee Professionals shall be required to file any application or request for payment with the Bankruptcy Court, and no approval by the Bankruptcy Court of the payment of such fees and expenses shall be required. The Reorganized Debtor shall in addition pay all reasonable fees, costs, and expenses incurred by the Existing Public Note Indenture Trustee on and after the Effective Date in connection with the distributions required pursuant to the Plan or the implementation of any provisions of the Plan (including, but not limited to, the reasonable fees, costs, and expenses incurred by the Existing Public Note Indenture Trustee’s professionals). The Reorganized Debtor’s obligations to make distributions under this Plan to be received by the holders of the Existing Public Notes shall not be reduced on account of the payment of the Existing Public Note Indenture Trustee’s or New Secured Notes Trustee’s fees, costs, and expenses pursuant to the terms of the Plan.

ARTICLE III

CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

The following table designates the Classes of Claims against and Equity Interests in the Debtor and specifies which of those Classes are (i) impaired or unimpaired by the Plan, (ii) entitled to vote to accept or reject the Plan, and (iii) deemed to accept or reject the Plan. A Claim or Equity Interest is designated in a particular Class only to the extent it falls within the description of that Class and is classified in any other Class to the extent that a portion thereof falls within the description of such other class.

Class	Designation	Impairment	Entitled to Vote
1	Priority Non-Tax Claims	Unimpaired	No (deemed to accept)

2	Secured Claims	Unimpaired	No (deemed to accept)

3	Existing Credit Agreement Claims	Impaired	Yes

4	Private Notes Claims	Impaired	Yes

5	De Minimis Public Notes Claims	Unimpaired	No (deemed to accept)

6	Public Notes Claims	Impaired	Yes

7	Swap Claims	Impaired	Yes

8	General Unsecured Claims	Unimpaired	No (deemed to accept)

9	Equity Interests	Unimpaired	No (deemed to accept)

ARTICLE IV

TREATMENT OF CLAIMS AND EQUITY INTERESTS

4.1 Class 1 – Priority Non-Tax Claims.

(a) Impairment and Voting. Class 1 is unimpaired by the Plan. Holders of Priority Non-Tax Claims are conclusively deemed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.

(b) Distributions. Each Priority Non-Tax Claim shall be unimpaired in accordance with section 1124 of the Bankruptcy Code, notwithstanding any contractual provision or applicable non-bankruptcy law that entitles the holder of any such Priority Non-Tax Claim to demand or receive payment of such Claim prior to its stated maturity from and after the occurrence of default. All Priority Non-Tax Claims shall be determined and paid in the ordinary course of business in accordance with the terms and conditions of any agreements governing, instruments evidencing, or other documents (if any) relating thereto. The Debtor reserves its right to dispute any Priority Non-Tax Claim in accordance with the terms and conditions of any such agreements, instruments, or other documents and in accordance with any applicable non-bankruptcy law, rules, and procedures and in a forum (arbitral, judicial, or otherwise) of competent jurisdiction.

4.2 Class 2 – Secured Claims.

(a) Impairment and Voting. Class 2 is unimpaired by the Plan. Holders of Secured Claims are conclusively deemed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.

(b) Distributions. Except to the extent that the holder of a Secured Claim agrees to a less favorable treatment, each Secured Claim, if any, shall be reinstated or rendered unimpaired in accordance with section 1124 of the Bankruptcy Code, notwithstanding any contractual provision or applicable non-bankruptcy law that entitles the holder of a Secured Claim to demand or receive payment of such Claim prior to its stated maturity from and after the occurrence of default. The Debtor reserves its right to dispute any Secured Claim in accordance with the terms and conditions of any agreements governing, instruments evidencing, or other documents relating (if any) to such Secured Claim and any applicable non-bankruptcy law, rules, and procedures and in a forum (arbitral, judicial, or otherwise) of competent jurisdiction.

4.3 Class 3 – Existing Credit Agreement Claims.

(a) Impairment and Voting. Class 3 is impaired by the Plan. Each holder of an Existing Credit Agreement Claim as of the Voting Record Date is entitled to vote to accept or reject the Plan.

(b) Allowance. Class 3 Claims shall be allowed in the aggregate principal amount of $1,388,000,000, plus any accrued but unpaid interest (accruing at the applicable default rate) on such amounts as of the Effective Date, whether accruing before or after the Petition Date, notwithstanding section 502(b)(2) of the Bankruptcy Code. The Excluded Credit Agreement Claims shall survive the Effective Date and shall not be discharged.

(c) Distributions. On the Effective Date, each holder of an Existing Credit Agreement Claim shall be entitled to receive, in full and final satisfaction of its Existing Credit Agreement Claim:

(i) its New Credit Agreement Effective Date Payment;

(ii) an amount in Cash that is equal to any accrued but unpaid interest (accruing at the applicable default rate) as of the Effective Date, whether accruing before or after the Petition Date, notwithstanding section 502(b)(2) of the Bankruptcy Code;

(iii) New Secured Loans under the New Credit Agreement, with the aggregate principal amount of such New Secured Loans being equal to the aggregate principal amount of such Existing Credit Agreement Claim, less such holder’s New Credit Agreement Effective Date Payment; and

(iv) the Restructuring Fee applicable to the New Secured Loans distributed to such holder.

4.4 Class 4 – Private Notes Claims.

(a) Impairment and Voting. Class 4 is impaired by the Plan. Each holder of a Private Notes Claim as of the Voting Record Date is entitled to vote to accept or reject the Plan.

(b) Allowance. Class 4 Claims shall be allowed in the following aggregate principal amounts: (i) $178,680,009 under the 2004 Note Purchase Agreement; (ii) $134,263,024 under the 2005-A Note Purchase Agreement; (iii) $75,000,000 under the 2005-B Note Purchase Agreement; (iv) €14,842,253 under the 2006 Note Purchase Agreement (Series A); and (v) £3,263,524 under the 2006 Note Purchase Agreement (Series B), which, in each case, includes the applicable Make Whole Amount; plus any accrued but unpaid interest (accruing at the applicable default rate) on such amounts as of the Effective Date, whether accruing before or after the Petition Date, notwithstanding section 502(b)(2) of the Bankruptcy Code. The Excluded Private Notes Claims shall survive the Effective Date and shall not be discharged.

(c) Distributions. On the Effective Date, each holder of a Private Notes Claim shall be entitled to receive, in full and final satisfaction of each holder’s Private Notes Claim:

(i) such holder’s New Secured Notes Effective Date Payment;

(ii) an amount in Cash that is equal to any accrued but unpaid interest (accruing at the applicable default rate) as of the Effective Date, whether accruing before or after the Petition Date, notwithstanding section 502(b)(2) of the Bankruptcy Code;

(iii) the following, as applicable to such holder:

(A) if such holder is a holder of Existing Private Dollar Notes, at the election of the holder, New Floating Rate Secured Notes or New Fixed Rate Secured Notes; provided that any non-electing holder will receive New Floating Rate Secured Notes;

(B) New Secured Euro Notes if such holder is a holder of Existing Euro Notes; or

(C) New Secured Sterling Notes if such holder is a holder of Existing Sterling Notes,

with the aggregate principal amount of such New Secured Notes being equal to the aggregate principal amount of the Existing Private Notes owned by the holder of such Private Notes Claim (which, for the avoidance of doubt, includes the Make-Whole Amount owed to such holder), less such holder’s New Secured Notes Effective Date Payment; and

(iv) the Restructuring Fee applicable to the New Secured Notes distributed to such holder.

The Disbursing Agent shall, as soon as reasonably practicable, make such distributions to each holder of a Private Notes Claim; provided, however, that the Debtor shall make any Cash payments directly to the holders of Existing Private Notes.

4.5 Class 5 – De Minimis Public Notes Claims.

(a) Impairment and Voting. Class 5 is unimpaired by the Plan. Holders of De Minimis Public Notes Claims as of the Voting Record Date are conclusively deemed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.

(b) Distributions. On the Effective Date or as soon thereafter as is reasonably practicable, each holder of a De Minimis Public Notes Claim as of the Voting Record Date that surrenders the notes underlying its De Minimis Public Notes Claim in accordance with the applicable procedures set forth herein, shall be entitled to receive, in full and final satisfaction of its De Minimis Public Notes Claim, (i) payment in Cash equal to the principal amount of such holder’s Public Notes plus (ii) an amount in Cash that is equal to any accrued but unpaid interest as of the Effective Date, whether accruing before or after the Petition Date, notwithstanding section 502(b)(2) of the Bankruptcy Code, at the applicable rate in respect of such De Minimis Public Notes Claim.

4.6 Class 6 – Public Notes Claims.

(a) Impairment and Voting. Class 6 is impaired by the Plan. Each holder of a Public Notes Claim as of the Voting Record Date is entitled to vote to accept or reject the Plan.

(b) Allowance. Class 6 Claims shall be allowed (i) in the aggregate principal amount of $550,000,000, reduced by the allowed aggregate principal amount of the De Minimis Public Notes Claims, plus (ii) any accrued but unpaid interest (accruing at the applicable default rate) on such amount as of the Effective Date, whether accruing before or after the Petition Date, notwithstanding section 502(b)(2) of the Bankruptcy Code. The Excluded Public Notes Claims shall survive the Effective Date and shall not be discharged.

(c) Distributions. On the Effective Date, the Existing Public Note Indenture Trustee shall receive (or, in the case of New Secured Notes, be deemed to receive), on behalf of each holder of a Public Notes Claim, in full and final satisfaction of each holder’s Public Notes Claim:

(i) payment in Cash equal to its New Secured Notes Effective Date Payment;

(ii) an amount in Cash that is equal to any accrued but unpaid interest (accruing at the applicable default rate) as of the Effective Date, whether accruing before or after the Petition Date, notwithstanding section 502(b)(2) of the Bankruptcy Code;

(iii) at the election of the holder, either the New Floating Rate Secured Notes or the New Fixed Rate Secured Notes; provided that any non-electing holder will receive New Floating Rate Secured Notes, with the aggregate principal amount of such New Secured Notes being equal to the aggregate principal amount of such Public Notes Claims, less such holder’s New Secured Notes Effective Date Payment; and

(iv) the Restructuring Fee applicable to the New Secured Notes distributed to such holder.

Following the Petition Date, the Debtor will seek the cooperation of DTC to effect the election of New Floating Rate Secured Notes and New Fixed Rate Secured Notes contemplated by Section 4.6(c)(iii) hereof. Such New Floating Rate Secured Notes and New Fixed Rate Secured Notes will be delivered by the New Secured Notes Trustee in accordance with the directions of the Disbursing Agent.

4.7 Class 7 – Swap Claims.

(a) Impairment and Voting. Class 7 is impaired by the Plan. Each holder of a Swap Claim as of the Voting Record Date is entitled to vote to accept or reject the Plan.

(b) Distribution. On the Effective Date, (i) each holder of a Swap Claim that has not terminated its Swap Agreement prior to the Confirmation Hearing will be deemed to have waived any defaults under the Swap Agreement, the Swap Agreement will be reinstated, and the Debtor’s obligations under the Swap Agreement will be secured pari passu by the Collateral securing the New Secured Loans and the New Secured Notes, and (ii) each holder of a Swap Claim that has terminated the Swap Agreement prior to the Confirmation Hearing will be entitled to receive a note bearing interest, payable quarterly in arrears, at a rate of 8% per annum, maturing on December 31, 2013, in an amount equal to 100% of the amount of damages owed to the Swap Party as a result of termination of the Swap Agreement as determined by a Final Order of either (a) a court of competent jurisdiction (but only to the extent an action before a court other than the Bankruptcy Court is pending as of the Petition Date) or (b) the Bankruptcy Court, which note will be secured pari passu by the Collateral securing the New Secured Loans and the New Secured Notes.

(c) Claims under a Terminated Swap Agreement. Any non-Debtor party to a terminated Swap Agreement will be required to file a proof of claim for any termination damages related thereto within thirty (30) days after the Confirmation Date or shall be barred thereafter from asserting any such Claim against the Reorganized Debtor or its assets.

4.8 Class 8 – General Unsecured Claims.

(a) Impairment and Voting. Class 8 is unimpaired by the Plan. Holders of General Unsecured Claims are conclusively deemed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.

(b) Distribution. On the Effective Date, each General Unsecured Claim that has not been paid in full prior to the Effective Date shall be unimpaired in accordance with section 1124 of the Bankruptcy Code, notwithstanding any contractual provision or applicable nonbankruptcy law that entitles the holder of a General Unsecured Claim to demand or receive payment of such Claim prior to its stated maturity from and after the occurrence of default, and shall be paid in full, in Cash, on the latest of (i) the Effective Date (or as soon thereafter as is reasonably practicable), (ii) the date on which such Claim would be paid in the ordinary course of the Debtor’s business, and/or (iii) as otherwise agreed by the Debtor and the holder of such Claim. The Debtor reserves its rights, however, to dispute the validity of any General Unsecured Claim in accordance with the terms and conditions of the agreements governing, instruments evidencing, or other documents relating to (if any) such General Unsecured Claim and any applicable non-bankruptcy law, rules, and procedures and in a forum (arbitral, judicial, or otherwise) of competent jurisdiction.

4.9 Class 9 – Equity Interests.

(a) Impairment and Voting. Class 9 is unimpaired by the Plan. Holders of Equity Interests are conclusively presumed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.

(b) Distributions. All Equity Interests shall continue to be owned by the holders of those Equity Interests.

ARTICLE V

IDENTIFICATION OF CLASSES OF CLAIMS AND

EQUITY INTERESTS IMPAIRED; ACCEPTANCE OR

REJECTION OF THIS PLAN

5.1 Holders of Claims and Equity Interests Entitled to Vote.

Each of Class 3 (Existing Credit Agreement Claims), Class 4 (Private Notes Claims), Class 6 (Public Notes Claims), and Class 7 (Swap Claims) is impaired by the Plan, and the holders of Claims in each of such Classes as of the Voting Record Date are entitled to vote to accept or reject this Plan.

5.2 Holders of Claims and Equity Interests Not Entitled to Vote.

Each of Class 1 (Priority Non-Tax Claims), Class 2 (Secured Claims), Class 5 (De Minimis Public Notes Claims), Class 8 (General Unsecured Claims), and Class 9 (Equity Interests) is unimpaired by the Plan, and the holders of Claims or Equity Interests in each of such Classes are conclusively presumed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.

5.3 Nonconsensual Confirmation.

If any impaired Class of Claims entitled to vote shall not accept the Plan by the requisite majorities provided in section 1126(c) or section 1126(d) of the Bankruptcy Code, the Debtor reserves the right to amend the Plan in accordance with Section 13.6 of the Plan or to undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code or both.

ARTICLE VI

MEANS OF IMPLEMENTATION

AND POST-EFFECTIVE DATE GOVERNANCE

6.1 Issuance of New Secured Notes.

On the Effective Date, the New Secured Note Indenture shall be executed and delivered, and the Reorganized Debtor shall be deemed authorized to issue the New Secured Notes and to execute, deliver, and enter into the New Secured Note Indenture without the need for any further corporate action and without further action by the holders of Claims or Equity Interests. On the Effective Date or as soon as reasonably practicable thereafter, the New Secured Notes shall be distributed by the Disbursing Agent to holders of any Private Notes Claim or any Public Notes Claim.

6.2 Cancellation and Amendment of Existing Notes and Agreements.

On the Effective Date, (i) the Existing Credit Agreement shall be amended and restated by the New Credit Agreement, (ii) the Note Purchase Agreements shall be cancelled, and (iii) except as provided in this Section 6.2, the Existing Public Note Indenture shall be cancelled. Notwithstanding the foregoing or any other provision of this Plan or any order on the Plan, the Existing Public Note Indenture shall remain in full force and effect for the following purposes: (i) to permit distributions to holders of Existing Public Notes; (ii) to permit the Existing Public Note Indenture Trustee to appear in the Chapter 11 Case; (iii) to permit the enforcement of Excluded Public Notes Claims; (iv) to permit the enforcement of Section 5.06; and (v) to permit the Existing Public Note Indenture Trustee to perform any functions that are necessary in connection with the foregoing clauses (i) through (iv).

6.3 Surrender of Existing Notes. As soon as practicable on or after the Effective Date, each holder of Existing Public Notes or Existing Private Notes shall surrender its note(s), by physical surrender or otherwise, in the manner provided in the Letter of Transmittal to the Debtor or the Indenture Trustee, as applicable, or, with respect to Existing Public Notes that are held in the name of, or by a nominee of, DTC, the Debtor shall seek the cooperation of DTC to facilitate the surrender of such Existing Public Notes to the Existing Public Note Indenture Trustee, whether by book-entry surrender or otherwise; provided, however, that, regardless of the actual method or timing of surrender, the Debtor shall deem the Existing Notes validly submitted pursuant to the Plan to be surrendered as of the Effective Date.

6.4 Corporate Action.

(a) General. Upon the Effective Date, all actions contemplated by the Plan shall be deemed authorized and approved in all respects, including (i) adoption or assumption, as applicable, of the agreements with existing management, (ii) the issuance of the New Secured Notes, (iii) execution of the New Secured Note Indenture, (iv) execution of the New Credit Agreement, (v) execution of the Collateral Agreements, and (vi) all other actions contemplated by the Plan (whether to occur before, on, or after the Effective Date). All matters provided for in the Plan and any corporate action required by the Debtor or the Reorganized Debtor in connection with the Plan shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders, directors, or officers of the Debtor or the Reorganized Debtor. On the Effective Date, the appropriate officers of the Debtor or the Reorganized Debtor, as applicable, shall be authorized and directed to issue, execute, and deliver the agreements, documents, securities, and instruments contemplated by the Plan (or necessary or desirable to effect the transactions contemplated by the Plan) in the name of and on behalf of the Reorganized Debtor, including (i) the New Secured Note Indenture, (ii) the New Secured Notes, (iii) the New Credit Agreement, (iv) the Collateral Agreements, and (v) any and all other agreements, documents, securities, and instruments relating to the foregoing. The authorizations and approvals contemplated by this Section 6.4 shall be effective notwithstanding any requirements under non-bankruptcy law.

(b) Certificate of Incorporation and Bylaws of ACAS. The Certificate of Incorporation and the Bylaws shall remain in effect on and after the Effective Date; provided, however, the Certificate of Incorporation shall be amended as of the Effective Date to prohibit the issuance of any shares of non-voting stock.

(c) Board of Directors of Reorganized Debtor. On the Effective Date, the governance of the Reorganized Debtor shall become the general responsibility of its current board of directors, subject to, and in accordance with, the Certificate of Incorporation and the Bylaws.

(d) Officers of Reorganized Debtor. On and after the Effective Date, the officers of the Reorganized Debtor shall remain as provided in its Certificate of Incorporation or Bylaws or other organizational documents of ACAS.

6.5 Agreements with Existing Management.

On the Effective Date, the Reorganized Debtor shall assume the existing ACAS employment agreements and all other obligations of ACAS and its subsidiaries to officers, directors, and employees.

ARTICLE VII

PROVISIONS GOVERNING DISTRIBUTIONS

7.1 Distributions for Claims as of the Effective Date.

All Cash distributions under the Plan shall be made from available Cash of the Reorganized Debtor. Any distribution under the Plan of property other than Cash shall be made by the Disbursing Agent in accordance with the terms of the Plan.

7.2 Date of Distributions.

Unless otherwise provided herein, any distributions and deliveries to be made under the Plan shall be made on the Effective Date or as soon as reasonably practicable thereafter and shall be deemed made on the Effective Date. In the event that any payment or act under this Plan is required to be made or performed on a date that is not a Business Day, the making of such payment or the performance of such act may be completed on the next succeeding Business Day but shall be deemed to have been completed as of the required date.

7.3 Disbursing Agent.

All distributions under the Plan shall be made by the Disbursing Agent on the Effective Date; provided, however, that with respect to a holder of a Claim whose distribution is governed by an agent or other agreement that is administered by an indenture trustee, agent, or servicer, such distributions shall be made at the direction of the appropriate agent or servicer, or shall be deposited with the appropriate agent or servicer, who shall then deliver such distributions to the holders of Claims in accordance with the provisions of the Plan and the terms of the relevant indenture or other governing agreement.

No Disbursing Agent shall be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court.

7.4 Rights and Powers of Disbursing Agent.

The Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan, (ii) make all distributions contemplated by the Plan, (iii) employ professionals to represent it with respect to its responsibilities, and (iv) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions of the Plan.

7.5 Expenses of the Disbursing Agent.

Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including, without limitation, taxes) and any reasonable compensation and expense reimbursement claims (including, without limitation, reasonable attorney fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtor in the ordinary course of business.

7.6 Record Date for Distributions to Holders of Existing Credit Agreement Claims.

At the close of business on the Distribution Record Date, the register for the Existing Credit Agreement Claims shall be closed, and there shall be no further changes in the record holders of such Existing Credit Agreement Claims. The Reorganized Debtor and the Disbursing Agent, if any, shall have no obligation to recognize any transfer of any such Existing Credit Agreement Claims occurring after the Distribution Record Date and the Reorganized Debtor, the Administrative Agent, and the Disbursing Agent, if any, shall be entitled to recognize and deal for all purposes hereunder with only those record holders stated on the register for the Existing Credit Agreement Claims as of the close of business on the Distribution Record Date.

7.7 Delivery of Distributions.

Subject to Bankruptcy Rule 9010 and except as otherwise set forth herein, all distributions to any holder of a Claim shall be made at the address of such holder as set forth in the books and records of the Debtor or its agent, unless the Debtor or the Reorganized Debtor, as applicable, has been notified in writing of a change of address. In the event that any distribution to any holder is returned as undeliverable, the Disbursing Agent shall use reasonable efforts to determine the current address of such holder, but no distribution to such holder shall be made unless and until the Disbursing Agent has determined the then current address of such holder, at which time such distribution shall be made to such holder without interest; provided, however, that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of one year from the Effective Date. After such date, all unclaimed property or interest in property shall revert to the Reorganized Debtor, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws to the contrary.

7.8 Distributions Relating to Existing Notes.

The Disbursing Agent shall hold or direct distributions with respect to the Existing Notes for the benefit of the holders of all Public Notes Claims and Private Notes Claims, as applicable. On the Effective Date or as soon as practicable thereafter, the Disbursing Agent shall arrange to deliver such distributions to or on behalf of such noteholders.

7.9 Manner of Payment Under Plan.

Except as expressly provided herein, any distributions of Cash under the Plan shall be made by the Disbursing Agent on behalf of the Debtor. At the option of the Disbursing Agent, any Cash payment to be made hereunder will be made by a wire transfer if the creditor has provided wire transfer instructions to the Debtor or the Disbursing Agent at least three (3) Business Days prior to the Effective Date and, if no timely wire transfer instructions have been received from a creditor, by check, or as otherwise required or provided in applicable agreements.

7.10 Setoffs and Recoupment.

The Debtor may, but shall not be required to, set off against or recoup from, any Claim and the payments to be made pursuant to the Plan in respect of such Claim, any claims of any nature whatsoever that the Debtor may have against the claimant (other than any claims that the Debtor may have (i) under the Existing Credit Agreement, or (ii) against the holders of any Existing Notes under the Note Purchase Agreements or the Existing Public Note Indenture), but neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or the Reorganized Debtor of any claim it may have against such claimant, other than any claims that the Debtor may have (i) under or relating to the Existing Credit Agreement, or (ii) against the holders of any Existing Notes under or relating to the Note Purchase Agreements or the Existing Public Note Indenture, which Claims will be released by Debtor upon the Effective Date.

7.11 Exemption from Securities Laws.

The issuance of the New Secured Notes pursuant to the Plan and any subsequent sales, resales, or transfers, or other distributions of any such securities shall be exempt from any federal or state securities laws registration requirements to the fullest extent permitted by section 1145 of the Bankruptcy Code.

ARTICLE VIII

PROCEDURES FOR TREATING

DISPUTED CLAIMS UNDER THE PLAN

Except as provided in Section 4.7 hereof with respect to Swap Claims, holders of Claims and Equity Interests need not file proofs of claim with the Bankruptcy Court and shall be subject to the Bankruptcy Court process only to the extent provided in the Plan. On and after the Effective Date, except as otherwise provided herein, all Claims will be paid and determined in the ordinary course of business of the Reorganized Debtor. If the Debtor disputes any Claim, such dispute shall be determined, resolved, or adjudicated, as the case may be, in a manner as if the Chapter 11 Case had not been commenced, in accordance with the terms of any agreements governing, instruments evidencing, or other documents (if any) relating to such Claim and applicable non-bankruptcy rules, laws, and procedures, and in a forum (judicial, arbitral, or otherwise) of competent jurisdiction, and such Claim and all the Debtor’s defenses to such Claim shall survive the Effective Date as if the Chapter 11 Case had not been commenced; provided, however, that the Debtor may elect, at its sole option, to object under section 502 of the Bankruptcy Code to any proof of claim filed by or on behalf of a holder of a Claim.

ARTICLE IX

TREATMENT OF EXECUTORY

CONTRACTS AND UNEXPIRED LEASES

9.1 Assumption of Contracts and Leases.

Any executory contracts or unexpired leases of the Debtor (whether or not such executory contracts or unexpired leases are listed on the schedules of assets and liabilities of the Debtor) shall be deemed to have been assumed by the Debtor as of the Effective Date. The Plan shall constitute a motion to assume such executory contracts and unexpired leases. Subject to the occurrence of the Effective Date, entry of the Confirmation Order shall constitute approval of such assumptions pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such assumption is in the best interest of the Debtor and the Estate. The parties to such executory contracts and unexpired leases shall not be required to assert any cure claims in the Chapter 11 Case but may instead assert any claims or obligations owed by the Debtor in the ordinary course in a forum (judicial, arbitral, or otherwise) of competent jurisdiction.

9.2 Compensation and Benefit Plans and Treatment of Retiree Benefits.

Except and to the extent previously assumed by an order of the Bankruptcy Court, on or before the Confirmation Date, all employee compensation and Benefit Plans of ACAS, including Benefit Plans and programs subject to sections 1114 and 1129(a)(13) of the Bankruptcy Code, entered into before or after the Petition Date and not since terminated, shall be deemed to be, and shall be treated as if they were, executory contracts that are to be assumed hereunder. The Reorganized Debtor’s obligations under such plans and programs shall not be discharged and shall survive confirmation of the Plan.

ARTICLE X

CONDITIONS PRECEDENT

TO THE EFFECTIVE DATE

10.1 Conditions Precedent to the Effective Date of Plan.

The “effective date of the plan,” as used in section 1129 of the Bankruptcy Code, shall not occur, and the Plan shall be of no force and effect, until the Effective Date. The occurrence of the Effective Date is subject to satisfaction of the following conditions precedent:

(a) the Plan shall have been filed with the Bankruptcy Court no later than June 30, 2010;

(b) the Confirmation Order, which shall be in form and substance reasonably satisfactory to each of the Majority Consenting Creditors, the Directing Class 4 Holders, and the Directing Class 6 Holders, shall have been entered on the docket of the Chapter 11 Case by the Clerk of the Bankruptcy Court by August 15, 2010;

(c) no material order entered in the Chapter 11 Case shall be inconsistent with the terms of the Lock Up Agreement as of March 26, 2010 without further amendment, modification, or waiver, unless otherwise agreed by each of the Majority Consenting Creditors, the Directing Class 4 Holders, and the Directing Class 6 Holders;

(d) the Effective Date shall have occurred no later than August 15, 2010;

(e) the Debtor shall have (A) used its best efforts to obtain (i) within five (5) days after the Petition Date, an interim order from the Bankruptcy Court and (ii) within twenty (20) days after the Petition Date, a Final Order, in each case in form and substance satisfactory to (x) the Administrative Agent in its reasonable discretion, authorizing the Debtor to continue to pay interest, fees, and expenses (including applicable Group Professional fees and expenses) to the holders of Existing Credit Agreement Claims in Class 3, (y) (i) if Class 4 votes to accept the Plan, the Directing Class 4 Holders in their reasonable discretion, authorizing the Debtor to continue to pay interest, fees, and expenses (including applicable Group Professional fees and expenses) to the holders of the Existing Private Notes, (ii) if Class 6 votes to accept the Plan, the Directing Class 6 Holders, in their reasonable discretion, authorizing the Debtor to continue to pay interest, fees, and expenses (including applicable Group Professional fees and expenses) to the holders of the Existing Public Notes, and (iii) authorizing the Debtor to continue to pay the reasonable fees and expenses of the Existing Public Note Indenture Trustee, in each case, on the same terms as applicable prior to the Petition Date and (B) made such payments to the extent authorized;

(f) each of the conditions in the New Credit Agreement and the New Secured Note Indenture shall have been satisfied as set forth therein;

(g) the unpaid interest on the Existing Loans and the Existing Notes and all unpaid fees and expenses under the Existing Credit Agreement, the Note Purchase Agreements, and the Existing Public Note Indenture, in each case, accrued prior to the Petition Date, shall have been paid in Cash by the Debtor on the Business Day immediately preceding the Petition Date;

(h) the provisions in the Lock Up Agreement that apply to the Plan or otherwise relate to the restructuring contemplated thereby shall have been satisfied as set forth therein; provided that any such provisions contained in the Lock Up Agreement (in effect as of March 26, 2010 without further amendment, modification, or waiver, and whether or not the Lock Up Agreement has been terminated), including any consents or approvals required or permitted by Sections 1, 2(b), 4, or 6 thereof, shall be deemed to exist for the benefit of (y) if Class 4 votes to accept the Plan, the holders of Existing Private Notes and (z) if Class 6 votes to accept the Plan, the holders of Existing Public Notes; and

(i) the aggregate amount payable to the holders of De Minimis Public Notes Claims shall not exceed $67,000,000.

10.2 Waiver of Conditions Precedent.

Each of the conditions precedent set forth in Section 10.1 hereof may be waived by the Debtor without any notice to other parties in interest or the Bankruptcy Court and without a hearing; provided, however, that any waiver of any such conditions is subject to the consent of each of (a) the Majority Consenting Lenders, (b) the Directing Class 4 Holders, and (c)  the Directing Class 6 Holders.

10.3 Effect of Failure of Conditions to the Effective Date.

If the conditions specified in Section 10.1 hereof have not been satisfied or waived in accordance with Section 10.2 prior to August 15, 2010, then (i) the Confirmation Order shall be of no further force or effect; (ii) no distributions under the Plan shall be made; (iii) the Debtor and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred; and (iv) all of the Debtor’s obligations with respect to the Claims and Equity Interests shall remain unchanged, and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against the Debtor or any other entity or to prejudice in any manner the rights of the Debtor or any other entity in any further proceedings involving the Debtor or otherwise. Upon such occurrence, the Debtor shall file a written notification with the Bankruptcy Court that the Plan has been withdrawn and shall serve such notice upon the legal advisors to each of the Private Notes Group, the Existing Public Notes Indenture Trustee, the Public Notes Group, and the Administrative Agent.

10.4 Reservation of Rights.

The Plan shall have no force or effect unless and until the Effective Date. Prior to the Effective Date, none of the filing of the Plan, any statement or provision contained in the Plan, or action taken by the Debtor with respect to the Plan shall be, or shall be deemed to be, an admission or waiver of any rights of the Debtor or any other party with respect to any Claims or Equity Interests or any other matter.

10.5 Substantial Consummation.

Substantial consummation of the Plan under section 1101(2) of the Bankruptcy Code shall be deemed to occur on the Effective Date.

ARTICLE XI

EFFECT OF CONFIRMATION

11.1 Vesting of Assets.

On the Effective Date, pursuant to section 1141(b) and (c) of the Bankruptcy Code, except as otherwise provided in the Plan, all property of the Debtor’s estate shall vest in the Reorganized Debtor free and clear of all Claims, Liens, encumbrances, charges, and other interests, except for the Liens and security interests granted pursuant to the Collateral Agreements to secure the New Secured Notes and the New Secured Loans or except as provided herein. On and after the Effective Date, the Reorganized Debtor may operate its business and may use, acquire, and dispose of property without supervision or approval by the Bankruptcy Court, free from any restrictions of the Bankruptcy Code or the Bankruptcy Rules, and in all respects as if there were no pending case under any chapter or provision of the Bankruptcy Code, except as provided herein.

11.2 Binding Effect.

Except as otherwise provided in section 1141(d)(3) of the Bankruptcy Code and subject to the occurrence of the Effective Date, on and after the Confirmation Date, the provisions of the Plan shall be binding upon and inure to the benefit of the Debtor, the Reorganized Debtor, any holder of a Claim against, or Equity Interest in, the Debtor and such holder’s respective successors and assigns, whether or not the Claim or Equity Interest of such holder is impaired under the Plan and whether or not such holder has accepted the Plan.

11.3 Discharge of ACAS.

Except to the extent otherwise provided in the Plan including with respect to the Excluded Claims, the treatment of all Claims against or Equity Interests in ACAS under the Plan shall be in exchange for and in complete satisfaction, discharge, and release of, all Claims against ACAS or Equity Interests in ACAS, in each case, arising prior to the Effective Date, of any nature whatsoever, known or unknown, including any interest accrued or expenses incurred thereon from and after the Petition Date, or against the Estate or properties or interests in property. Except as otherwise provided in the Plan, including with respect to the Excluded Claims, upon the Effective Date, all Claims against ACAS and Equity Interests in ACAS , in each case, arising prior to the Effective Date, shall be satisfied, discharged, and released in full exchange for the consideration provided under the Plan. Except as otherwise provided in the Plan, all entities shall be precluded from asserting against the Reorganized Debtor or its respective properties or interests in property, any other Claims based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date.

11.4 Exculpation.

The Reorganized Debtor, the Existing Lenders, the Administrative Agent, the New Administrative Agent, the lenders under the New Credit Agreement, the Existing Public Note Indenture Trustee, the New Secured Notes

Trustee, the holders of Private Notes Claims, the Private Notes Group, the Public Notes Group, the Group Professionals, and their respective successors, assigns, predecessors, control persons, members, officers, directors, employees, professional advisors, attorneys, partners, sub-advisors, accountants, investment bankers, managers, managing and executive directors, shareholders, representatives, parent entities, subsidiaries, affiliates, agents, servants, employees, consultants, trustees, officers, and other professionals retained by such Persons, shall have no liability to any holder of a Claim or Equity Interest or any other Person for any act or omission in connection with, arising out of, or relating to the negotiation of the Lock Up Agreement, the Offering Memorandum, the New Credit Agreement, the New Secured Notes Indenture, the Plan, the solicitation of votes for and the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Chapter 11 Case, the Plan or the property to be distributed under the Plan, or any other document related to the foregoing, except for willful misconduct or gross negligence, as determined by a Final Order and, in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

11.5 Releases by the Debtor and Reorganized Debtor.

Except for the right to enforce the Plan, the Debtor and Reorganized Debtor shall, as of the Effective Date, be deemed to forever release, waive, and discharge the Existing Public Note Indenture Trustee, the New Secured Notes Trustee, the holders of the Existing Notes, the Existing Lenders, the Administrative Agent, the New Administrative Agent, the Public Notes Group, the Private Notes Group, the Group Professionals, the lenders under the New Credit Agreement, the holders of Private Notes Claims, and each of their respective successors, assigns, predecessors, control persons, members, officers, directors, employees, professional advisors, attorneys, partners, sub-advisors, financial advisors, accountants, investment bankers, managers, managing and executive directors, shareholders, representatives, parent entities, subsidiaries, affiliates, agents, servants, employees, consultants, trustees, officers, and other professionals, each in their representative and individual capacities, from any and all Claims, Causes of Action, and the like that the Debtor, the Reorganized Debtor, and/or their respective affiliates may have arising under, related to, or in connection with the Existing Credit Agreement or against the holders of the Existing Private Notes arising under, related to, or in connection with the Note Purchase Agreements or the Existing Public Notes arising under, related to, or in connection with the Existing Public Note Indenture.

11.6 Creditor Releases.

As of the Effective Date, to the fullest extent permissible under applicable law, for consideration received, the sufficiency of which is hereby acknowledged, each holder of a Claim entitled to vote to accept or reject the Plan who votes to accept the Plan shall be deemed to unconditionally and forever release, waive, and discharge the Existing Public Note Indenture Trustee, the New Secured Notes Trustee, the holders of the Existing Notes, the Existing Lenders, the Administrative Agent, the New Administrative Agent, the Public Notes Group, the Private Notes Group, the Group Professionals, and each of their respective successors, assigns, predecessors, control persons, members, officers, directors, employees, professional advisors, attorneys, partners, sub-advisors, financial advisors, accountants, investment bankers, managers, managing and executive directors, shareholders, representatives, parent entities, subsidiaries, affiliates, agents, servants, employees, consultants, trustees, officers, and other professionals, each in its representative and individual capacities, from any prosecution or attempted prosecution of any and all Claims, Causes of Action, and the like that such holder of a Claim has or may have against the above-referenced parties arising under, related to, or in connection with the Existing Credit Agreement, the Note Purchase Agreements, or the Existing Public Note Indenture; provided, however, that each holder of a Claim entitled to vote to accept or reject the Plan may choose to opt out of providing such creditor releases by checking the appropriate box on such holder’s Ballot; provided, further, that any holder that opts out of providing the creditor releases set forth in this Section 11.6 will not itself receive releases under this Section 11.6.

11.7 Waiver of Avoidance Actions.

Effective as of the Effective Date, the Reorganized Debtor shall be deemed to have waived the right to prosecute, and to have settled and released for fair value, any avoidance or recovery actions under sections 544, 545, 547, 548, 549, 550, 551, and 553 of the Bankruptcy Code or other applicable law that belong to the Reorganized Debtor and/or that the Reorganized Debtor could have prosecuted as a debtor or debtor in possession (i) in respect of or relating to the Existing Credit Agreement, the Existing Public Note Indenture, or the Note Purchase Agreements or (ii) otherwise against the Existing Lenders, the Administrative Agent, any holder of Existing Notes, or the Existing Public Note Indenture Trustee.

11.8 Term of Injunctions or Stays.

(a) Except to the extent otherwise provided in the Plan, including with respect to the Excluded Claims that are not discharged herein, all Persons or entities who have held, hold, or may hold Claims against the Debtor or Equity Interests in the Debtor, in each case, arising prior to the Effective Date, are permanently enjoined, from and after the Effective Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind on any such Claim or Equity Interest against the Reorganized Debtor, (ii) the enforcement, attachment, collection, or recovery by any manner or means of any pre-Effective Date judgment, award, decree, or order against the Reorganized Debtor with respect to any such Claim or Equity Interest, (iii) creating, perfecting, or enforcing any encumbrance of any kind against the Reorganized Debtor, or against the property or interests in property of the Reorganized Debtor, as applicable with respect to any such pre-Effective Date Claim or Equity Interest, (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any pre-Effective Date obligation due from the Debtor or the Reorganized Debtor, or against the property or interests in property of the Reorganized Debtor, with respect to any such pre-Effective Date Claim or Equity Interest, and (v) pursuing any Claim released or waived pursuant to Section 11.5 or 11.6 of the Plan or subject to exculpation under Section 11.4 of the Plan.

(b) Unless otherwise provided, all injunctions or stays arising under or entered during the Chapter 11 Case under sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.

11.9 Indemnification Obligations.

Notwithstanding anything to the contrary herein, subject to the occurrence of the Effective Date, the obligations of ACAS as provided in its Certificate of Incorporation and Bylaws as of the Petition Date to indemnify, defend, reimburse, exculpate, advance fees and expenses to, or limit the liability of directors or officers who were directors or officers of ACAS at any time prior to the Effective Date, respectively, against any claims or causes of action, whether direct or derivative, liquidated or unliquidated, fixed or contingent, disputed or undisputed, matured or unmatured, known or unknown, foreseen or unforeseen, asserted or unasserted, shall survive confirmation of the Plan, remain unaffected thereby after the Effective Date, and not be discharged, irrespective of whether such indemnification, defense, advancement, reimbursement, exculpation, or limitation is owed in connection with an event occurring before or after the Petition Date. Any Claim based on ACAS’s obligations herein shall not be subject to any objection in the Chapter 11 Case by reason of section 502(e)(1)(B) of the Bankruptcy Code or otherwise.

As of the Effective Date, the Reorganized Debtor’s Bylaws shall provide for the indemnification, defense, reimbursement, exculpation and/or limitation of liability of, and advancement of fees and expenses to, directors and officers who were directors or officers of ACAS at any time prior to the Effective Date at least to the same extent as ACAS’s Bylaws in effect on the Petition Date, against any claims or causes of action, whether direct or derivative, liquidated or unliquidated, fixed or contingent, disputed or undisputed, matured or unmatured, known or unknown, foreseen or unforeseen, asserted or unasserted, and ACAS shall not amend and/or restate its Certificate of Incorporation or Bylaws before or after the Effective Date to terminate or materially adversely affect ACAS’s obligations or such directors’ or officers’ rights under this Section 11.9.

In addition, after the Effective Date, the Reorganized Debtor shall not terminate or otherwise reduce the coverage under any directors’ and officers’ insurance policies (including any “tail policy”) in effect on the Petition Date, and all directors and officers of ACAS who served in such capacity at any time prior to the Effective Date shall be entitled to the full benefits of any such policy for the full term of such policy regardless of whether such directors and/or officers remain in such positions after the Effective Date.

11.10 Preservation of Claims.

Except as otherwise provided in this Plan, including in Article XI, as of the Effective Date, pursuant to section 1123(b)(3)(B) of the Bankruptcy Code, any Cause of Action accruing to ACAS shall become an asset of the Reorganized Debtor, and the Reorganized Debtor shall have the authority to commence and prosecute any such Cause of Action for the benefit of the Estate. After the Effective Date, the Reorganized Debtor shall have the authority to compromise and settle, otherwise resolve, discontinue, abandon, or dismiss all such Causes of Action without the approval of the Bankruptcy Court.

ARTICLE XII

RETENTION OF JURISDICTION

Pursuant to sections 105(c) and 1142 of the Bankruptcy Code, on and after the Effective Date, the Bankruptcy Court shall retain jurisdiction over all matters arising in, arising under, and related to, the Chapter 11 Case for, among other things, the following purposes:

(a) to hear and determine motions and/or applications for the assumption, assumption and assignment, or rejection of executory contracts or unexpired leases to which the Debtor is a party or with respect to which the Debtor or the Reorganized Debtor may be liable and the allowance, classification, priority, compromise, estimation, or payment of Claims resulting therefrom;

(b) to hear and determine any Claims under terminated Swap Agreements;

(c) to determine any motion, adversary proceeding, application, contested matter, and other litigated matter involving the Debtor pending on after the Effective Date;

(d) to ensure that distributions to holders of Claims are accomplished as provided in the Plan;

(e) to allow, disallow, determine, liquidate, classify, estimate, or establish the priority or secured or unsecured status of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Expense and the resolution of any objections to the allowance or priority of Claims or Equity Interests;

(f) to enter, implement, or enforce such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified, or vacated;

(g) to issue injunctions, enter and implement orders, and take such other actions as may be necessary or appropriate in aid of execution of the Plan or to restrain interference by any Person with the consummation, implementation, or enforcement of the Plan, the Confirmation Order, or any other order of the Bankruptcy Court;

(h) to hear and determine any application to modify the Plan in accordance with section 1127 of the Bankruptcy Code, to remedy any defect or omission or reconcile any inconsistency in the Plan, the Offering Memorandum, or any order of the Bankruptcy Court, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof;

(i) to hear and determine all applications of retained professionals under sections 330, 331, and 503(b) of the Bankruptcy Code for awards of compensation for services rendered and reimbursement of expenses incurred prior to the Confirmation Date;

(j) to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, the Confirmation Order, any transactions or payments contemplated hereby, or any agreement, instrument, or other document governing or relating to any of the foregoing;

(k) to take any action and issue such orders as may be necessary to construe, enforce, implement, execute, and consummate the Plan or to maintain the integrity of the Plan following consummation;

(l) to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code (including any requests for expedited determinations under section 505(b) of the Bankruptcy Code);

(m) to hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code or title 28 of the United States Code;

(n) to hear and determine any rights, Claims, or Causes of Action held by or accruing to the Debtor pursuant to the Confirmation Order, the Bankruptcy Code, or any federal statute or legal theory;

(o) to hear and determine all disputes involving the existence, scope, and nature of the discharges granted under Section 11.3 of the Plan;

(p) to hear and determine all disputes involving or in any manner implicating the exculpation provisions granted under Section 11.4 of the Plan;

(q) to enforce all orders, judgments, injunctions, releases, exculpations, indemnifications, and rulings entered into in connection with the Chapter 11 Case; and

(r) to enter a final decree closing the Chapter 11 Case.

ARTICLE XIII

MISCELLANEOUS

13.1 Payment of Statutory Fees.

On the Effective Date, and thereafter as may be required, the Debtor shall pay all fees payable under section 1930 of chapter 123 of title 28 of the United States Code.

13.2 Payment of Creditor Fees.

On the Effective Date, the Debtor shall pay all fees, costs, and expenses, including attorneys’ fees, payable under (i) the Existing Credit Agreement, each Note Purchase Agreement and the related Existing Private Note and the Existing Public Note Indenture and the related Existing Public Note and (ii) any prepetition agreement governing the payment of professional fees, including: (a) the existing letter agreement, dated April 15, 2009, between ACAS, on the one hand, and Milbank and Blackstone, on the other hand, with respect to representation of the Public Notes Group; (b) the existing letter agreement, dated April 2, 2009, between Simpson Thacher and Capstone; (c) the existing letter agreement, dated February 10, 2009, between ACAS, on the one hand, and Akin Gump, on the other hand, and (d) the existing letter agreement, dated February 9, 2009, between Akin Gump and FTI, which agreement was acknowledged and agreed to by ACAS on February 19, 2009.

13.3 Payment of Indenture Trustee Fees.

The Reorganized Debtor shall pay all reasonable fees, costs, and expenses incurred by the New Secured Notes Trustee after the Effective Date in connection with the distributions required pursuant to the Plan or the implementation of any provisions of the Plan (including the reasonable fees, costs, and expenses incurred by the New Secured Notes Trustee’s professionals).

13.4 Filing of Additional Documents.

ACAS may file such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

13.5 Schedules and Exhibits Incorporated.

All exhibits and schedules to this Plan, including, without limitation, any exhibits and schedules that are in the Offering Memorandum and incorporated by reference pursuant to the Plan, are incorporated into and are a part of the Plan as if fully set forth herein.

13.6 Plan Amendment; Creditor Consents.

The Plan may be amended, modified, or supplemented by the Debtor or the Reorganized Debtor in the manner provided for by section 1127 of the Bankruptcy Code or as otherwise permitted by law without additional disclosure pursuant to section 1125 of the Bankruptcy Code; provided, however, that the Debtor or the Reorganized Debtor shall not amend or modify the Plan (a) to the extent that such amendment or modification would cause a failure of satisfaction of any of the conditions referenced in Section 10.1(h) hereof and (b) if Class 3, Class 4 and/or Class 6 accepts the Plan, without the consent of the Majority Consenting Creditors, the Directing Class 4 Holders and/or the Directing Class 6 Holders, as applicable, such consent not to be unreasonably withheld or delayed. Prior to the Effective Date, the Debtor may make appropriate technical adjustments and modifications to the Plan without further order or approval of the Bankruptcy Court. Holders of Claims that have accepted the Plan shall be deemed to have accepted the Plan, as amended, modified, or supplemented, if the proposed amendment, modification, or supplement does not materially and adversely change the treatment of the Claim of such holder; provided, however, that any holders of Claims who were deemed to accept the Plan because such Claims were unimpaired shall continue to be deemed to accept the Plan only if, after giving effect to such amendment, modification, or supplement, such Claims continue to be unimpaired.

With respect to any consent or approval required under the Plan from any of the Directing Class 4 Holders, the Directing Class 6 Holders, or the Majority Consenting Creditors, or any combination thereof, the Debtor shall be permitted to rely solely on the written representation (including by electronic mail) of the legal counsel to each of the respective groups as to whether such consent has been obtained or, in the case of the Majority Consenting Creditors, the Administrative Agent; it being understood, with respect to the exercise or failure to exercise any right of consent or approval herein, that no Directing Class 4 Holder, Directing Class 6 Holder, or Majority Consenting Creditor, nor the Administrative Agent or any Group Professional, has any duty of trust or confidence in any form to the Debtor, or with any other creditor, holder or Group Professional.

13.7 Effectuating Documents and Further Transactions.

Each of the officers of the Reorganized Debtor is authorized, in accordance with his or her authority under the resolutions of the board of directors, to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

13.8 Inconsistency.

In the event of any inconsistency among the Plan, the Offering Memorandum, or any exhibit or schedule to the Offering Memorandum, the provisions of the Plan shall govern.

13.9 Section 1125(e) of the Bankruptcy Code.

As of the Confirmation Date, the Reorganized Debtor shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code. ACAS (and its respective successors, predecessors, control persons, members, affiliates, agents, directors, officers, employees, investment bankers, financial advisors, accountants, attorneys, and other professionals), the Existing Lenders, the Administrative Agent, the New Administrative Agent, the Existing Public Notes Indenture Trustee, the New Secured Notes Trustee, the Private Notes Group, the Public Notes Group, and the Group Professionals (and each of their respective successors, assigns, predecessors, control persons, members, officers, directors, employees, professional advisors, attorneys, partners, sub-advisors, financial advisors, accountants, investment bankers, managers, managing and executive directors, shareholders, representatives, parent entities, subsidiaries, affiliates, agents, servants, employees, consultants, trustees, officers, and other professionals, each in their representative and individual capacities) have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities under the Plan. Accordingly, such entities and individuals shall not be liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of the securities under the Plan.

13.10 Compliance with Tax Requirements.

In connection with the Plan and all instruments issued in connection herewith and distributed hereunder, any party issuing any instruments or making any distribution under the Plan shall comply with all applicable withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions under the Plan shall be subject to any withholding or reporting requirements. Notwithstanding the above, each holder of a Claim that is to receive a distribution under the Plan shall have the sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed on such holder by any governmental unit, including income, withholding, and other tax obligations, on account of such distribution. Any party issuing any instruments or making any distribution under the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or distributing party for payment of any such tax obligations.

13.11 Section 1145 Exemption.

Pursuant to section 1145(a) of the Bankruptcy Code, the New Secured Notes issued under the Plan shall be exempt from registration under section 5 of the Securities Act and may be resold by holders thereof without registration, unless the holder is an “underwriter” (as defined in section 1145(b)(1) of the Bankruptcy Code) with respect to such securities, in each case, subject to the terms thereof, and applicable securities laws.

13.12 Exemption from Transfer Taxes.

Pursuant to section 1146(a) of the Bankruptcy Code, the issuance, transfer, or exchange of notes or equity securities under or in connection with the Plan, the creation of any mortgage, deed of trust, or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including any merger agreements or agreements of consolidation, deeds, bills of sale, or assignments executed in connection with any of the transactions contemplated under the Plan shall not be subject to any stamp, real estate transfer, mortgage recording, or other similar tax.

13.13 Request for Expedited Determination of Taxes.

The Reorganized Debtor may request an expedited determination under 505(b) of the Bankruptcy Code with respect to tax returns filed, or to be filed, on behalf of the Debtor for any and all taxable periods ending after the Petition Date through, and including, the Effective Date.

13.14 Dissolution of Any Statutory Committee.

Any creditor or equity committee appointed pursuant to section 1102 of the Bankruptcy Code in the Chapter 11 Case shall be dissolved on the Effective Date. The Reorganized Debtor shall no longer be responsible for paying any fees and expenses incurred by the advisors to any such statutory committees after the Effective Date.

13.15 Revocation, Withdrawal, or Non-Consummation of the Plan.

The Debtor reserves the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to file other plans of reorganization. If the Debtor revokes or withdraws the Plan, or if the Confirmation Order is not entered or consummation of the Plan does not occur, (i) the Plan shall be null and void in all respects, (ii) any assumption of executory contracts or unexpired leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void, (iii) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, shall (a) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtor or any other Person, (b) prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Debtor, or (c) constitute an admission of any sort by the Debtor or any other Person, and (iv) any votes to accept the Plan shall not be binding on any holder of any Claims.

13.16 Severability of Provisions in the Plan.

If prior to the entry of the Confirmation Order any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtor, shall have the power to alter and interpret such term or provision to render it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as so altered or interpreted, unless such clarification or interpretation has an adverse effect on the holders of Claims in Class 3, Class 4, or Class 6, in which case, the Debtor shall obtain the consent of each of the Majority Consenting Creditors, the Directing Class 4 Holders, or the Directing Class 6 Holders, respectively. Notwithstanding any such holding, alteration, or interpretation, the remaining terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

13.17 Governing Law.

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an exhibit or schedule to the Plan or the Offering Memorandum provides otherwise (in which case the governing law specified therein shall be applicable to such exhibit or schedule), the rights, duties, and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflict of laws that would require application of the laws of another jurisdiction.

13.18 Time.

In computing any period of time prescribed or allowed by the Plan, unless otherwise set forth herein or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006(a) shall apply.

13.19 No Admissions.

If the Effective Date does not occur, the Plan shall be null and void in all respects, and nothing contained in the Plan shall (i) constitute a waiver or release of any claims by or against, or any interests in, ACAS, (ii) prejudice in any manner the rights of ACAS or any other party in interest, including the holders of the Existing Loans and the Existing Notes, or (iii) constitute an admission of any sort by ACAS or other party in interest, including the holders of the Existing Loans and the Existing Notes.

13.20 Notices.

To be effective, all notices, requests, or demands to or on the Debtor or the Reorganized Debtor shall be (i) in writing, (ii) served by certified mail (return receipt requested), hand delivery, overnight delivery service, first class mail, or facsimile transmission, and (iii) unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

(a)	For the Reorganized Debtor:

AMERICAN CAPITAL, LTD.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

Attention: Compliance Officer

Telephone: (301) 951-6122

Telecopier: (301) 654-6714

-and-

WEIL, GOTSHAL & MANGES LLP

767 Fifth Avenue

New York, New York 10153

Attention:	Debra A. Dandeneau, Esq.
Christopher K. Aidun, Esq.

Telephone: (212) 310-8000

Telecopier: (212) 310-8007

(b)	AKIN GUMP STRAUSS HAUER & FELD LLP

2029 Century Park East, Suite 2400

Los Angeles, California 90067

Attention:	David P. Simonds, Esq.
Christina M. Padien, Esq.

Telephone: (310) 229-1000

Telecopier: (310) 229-1001

(c)	MILBANK, TWEED, HADLEY & MCCLOY LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

Attention:	Mark Shinderman, Esq.
Neil Wertlieb, Esq.

Telephone: (213) 892-4000

Telecopier: (213) 629-5063

(d)	SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

Attention:	J.T. Knight, Esq.
Kathrine A. McLendon, Esq.

Telephone: (212) 455-2000

Telecopier: (212) 455-2502

(e)	MINTZ LEVIN COHN FERRIS GLOVSKY AND POPEO, P.C.

One Financial Center

Boston, Massachusetts 02111

Attention: Richard R. Mikels, Esq.

Telephone: (617) 542-6000

Telecopier: (617) 542-2241

(f)	WILMINGTON TRUST FSB

1100 N. Market Street

Wilmington, DE 19890

Attention: Suzanne J. MacDonald, Vice President

Telephone: (302) 636-6530

Facsimile: (302) 636-4149

Dated:                     , 2010

Respectfully submitted,

AMERICAN CAPITAL, LTD.

By:
Name:
Title:

COUNSEL:

Paul Heath, Esq.

Richards, Layton & Finger, P.A.

One Rodney Square

P.O. Box 551

Wilmington, DE 19899

(302) 651-7700

-and-

Debra A. Dandeneau, Esq.

Christopher K. Aidun, Esq.

Weil, Gotshal & Manges LLP

Attorneys for the Debtor

767 Fifth Avenue

New York, New York 10153

(212) 310-8000